9/19

07024596

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC North West Telecom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

FILE NO. 82- 05197 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/20/07

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ

PRELIMINARILY APPROVED
by the Board of Directors
of OJSC N.W.Telecom
Minutes of ________ 2007 No.19-01/

Chairperson
of the Board of Directors

____
A.N. Kiselyov

APPROVED
by the annual general meeting of the shareholders
of OJSC N.W.Telecom
Minutes of ______ 2007 No. ____

Chairperson
of the general meeting of the shareholders

____

ARIS
12-31-06

ANNUAL REPORT
of the OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
FOR THE YEAR 2006

General Manager V.A. Akulich

Chief Accountant

Located at: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 0.191186

Date of state registration and registration No. of the Company.
Registered by the Registration Chamber of the St. Petersburg Mayor's Office on May 6th, 1993, Resolution No. 3381.
Certificate of state registration No.2717

I. ADDRESS OF THE GENERAL MANAGER

Dear Shareholders,

on behalf of the Open Joint-Stock Company North-West Telecom, I am pleased to present you the Annual Report showing the main achievements of the Company in the year 2006.

2006 was a year of great changes and historicallay important projects. The business of N.W.Telecom, and of other Russian interregional communication companies was notably affected by the changes in the regulatory framework regulating the telecommunication industry, i.e. liberalization of the telecommunication market, introduction of the CPP (Calling Party Pays) principle, and new rules for settlements with operators. Rather important was the Company's involvement in the implementation of the national project "Education" and provision of universal communication services.

Although the actions related to the legal changes in the industry regulation had to be implemented without any delay, 2006 was a successful year for N.W.Telecom and its shareholders. We managed to fully make up for the "lost profits" from international and long-distance service, and to achieve a positive trend of proceeds as compared to 2005 by the end of the year. Strict control of the costs, and efficient implementation of the marketing strategy enabled the Company to improve the business efficiency and to ensure considerable growth of its net profit.

As a result, N.W.Telecom achieved all the budget targets by the year's results. The 2006 proceeds increased to RUR 20.5 billion in absolute terms. The expenses were cut by 6.5%. The strict cost control and efficient achievement of N.W.Telecom's marketing targets enabled a 31.6% growth of the net profit, which made RUR 2.4 billion. Such efficiency indicator as EBITDA increased by 22.9% against the previous year, to make RUR 6.7 billion, while the EBITDA margin reached 32.7% exceeding the 2005 value by 5.9 pcts.

To a large extent, we managed to compensate for the "dropped profit" due to the growing proceeds from new services. Compared to the year 2005, its growth rates nearly doubled, and as a result, the new service earnings proportion made almost 9% of the Company's total proceeds. The earnings from these services were over RUR 1.8 billion in 2006, which is 83.8% higher than in 2005.

It should be noted that implementation of new rules of provision of telecommunication services and new connection and traffic passage policies also entailed extra costs. N.W.Telecom's proceeds from the intrazone communication services increased by 48.9% in 2006, i.e. to RUR 1.77 billion, and the connection and traffic passage services earned RUR 3.6 billion for the Company, which is nearly thrice as much as in 2005.

The investments of N.W.Telecom amounted to RUR 5 billion in 2006. In 2006, we commissioned 117,200 DSL ports, 83,650 telephone numbers, and 1,571 km of fiber optic communication lines in the North-Western Federal District. The network's digitization level reached 56.6%. I should mention as a major achievement of the year 2006 that the queue for telephone installation in our coverage area was reduced from 109,300 to 58.700 applications (new-filed application included), with the proportion of unsatisified application decreasing to 1.2%.

Among the important infrastructure projects of N.W.Telecom that have been purposefully implemented over several years is the building of our own fiber optic transport network. In 2006, the construction of fiber optic communication lines along the Vologda-Veliky Ustyug and Syktyvkar-Vizinga-Shiroky Priluk, of the total length of over 1,000 km, was completed. As a result, an up-to-date communication line was provided for several district centers of Vologda Oblast and large cities such as Vologda, Syktyvkar, Ukhta, and Pechora. Fiber optic communication lines were extended to the cities of Kotlas, Vyborg, Olonets, and Chudovo. By now, the N.W.Telecomtransport network covers about 70% of distruct centers in the NWFD. The network generates the engineering basis for a unified multiservice network of N.W.Telecom on the interregional level, which inits turn enables providing a broad range of services (ADSL, VPN, etc.) and content (file exchange, game services, access to databases, remote education etc.)

Another large-scale project of N.W.Telecom of the reporting year was development and launching to the mass market of broadband Internet access services by the ADSL technology, under the Avangard trademark. In February 2006, this service became accessible to N.W.Telecom subscribers in St. Petersburg, and during the year, its provision started actually all over the North-Western Federal District. As of the beginning of 2007, over 90,000 users were connected to Avangard; of these, over 50,000 in St. Petersburg. According to expert estimates, N.W.Telecom operates about 30.6% of the dedicated Internet access market in St. Petersburg.

Enhancing its activity in the small- and medium size business segment, N.W.Telecom developed and presented in 2006 package offers for corporate customers under the Alliance PRO trademark, comprising a set of telephone communication and high-speed broadband Internet access services, interconnection of remote offices' telephone and local networks with connection to the public access telephone network and the Internet, unified telephone numbering provided in all offices of a company, and establishment of a single service management center. These products meet the demands of different user groups, and involve sophisticated solutions.

Among the Company's plans are further improvement of the existing services and development of new services of enhanced attractiveness. In 2007, interactive IP-television services under the Avangard TV trademark will be accessible to the Company's subscribers in St. Petersburg and Novgorod. The geography of Avangard, Alliance PRO, and extra services provided in the NWFD will continue to expand.

Speaking of the main events of 2006, I should dwell on two socially important projects that N.W.Telecom started to implement in 2006.

Complying with the requirements of the Federal Law on Communications, and possessing the necessary engineering potential, the Company participated and won in the tenders for provision of universal communication services with the use of payphones in the NWFD, namely in Archangel Oblast, Kaliningrad Oblast, Vologda Oblast, Nenets Autonomous District, and the Republic of Komi. In the first two regions, N.W.Telecom already started providing the universal service in 2006. In general, by the results of the 2006 tenders, N.W.Telecom is to install over 7,000 universal service payphones.

Within the framework of the priority national project "Education", N.W.Telecom, acting as contractor of OJSC RTComm.RU, connected 1651 educational institutions to the Internet in 2006, of which 77 are in St. Petersburg. The Company arranged virtual communication channels from the education institutions to regional access centers of RTComm.RU, provided round-the-clock availability and maintenance of these channels, and installed and pre-adjusted the terminal equipment in the schools.

Another event of 2006 that was important for the Company and significant for the Region was completion, ahead of schedule, of the "Program of Telecommunication Services Supply to St. Petersburg Residents for the years 2005-2007"; as a result, we have put an end to the many-year queue for telephone installation in the city. In all, over 122,000 applications for telephone installation were satisified during the program implementation. The queue, which was 56,800 applications as of January 1, 2005, was reduced to 19,300 as of January 1, 2006, and dropped to 5,600 applications as of January 1, 2007. Applications for telephone installation will now be satisfied within 6 months from their filing date. In the course of implementaiotn of the Program, the Company has digitized all decadic/step-by-step exchanges of St. Petersburg and several crossbar offices of the city. In addition to the new-installed telephone number capacity, about 200,000 analog numbers were replaced with digital numbers within the Program's framework in 2005-2006. The total investment from the Company's budget for the Program implementation exceeded 4 billion roubles.

A significant event for the Company in 2006 was approval by the Board of Directors of the "Forecast of the Development of OJSC N.W.Telecom for 2007-2012" and "Financial Strategy of OJSC N.W.Telecom for 2007-2009", which determine the main lines of the Company's long-term activities. They mean a quantum leap in the implementation of the further development strategy and a next step in achieving the company's long-term investment attractiveness.

The improved efficiency of our business and the cost cutting program were positively appraised by market players, and enabled N.W.Telecom to borrow funds on friendlier market terms.

In December 2006 we successfully floated the 4th bonded debt of N.W.Telecom to the amount of RUR 2 billion. The attractive parameters of the loan, and active demand by investors highly appreciating the financial stability of N.W.Telecom and iits informational transparency permitted us to place the bonds on rather favorable terms. The interest rate of the 1st coupon was 8.1% per annum, which corresponded to the middle of the floating target range. Furthermore, about 30% of the issue were bought by foreign investors.

As a medium-term prospect for providing financial resources for the Company, we will continue the policy of lower costs and longer periods of borrowing, paying special attention to improvement of the financial risk control system and diversification of funding sources. Among the potential funding instruments are floating of ruble bonds, international syndicated credits, and CLN.

Great efforts were made to increase the informational openness and transparency of the Company, and to improve the corporate governance quality and trust by the investor community. These efforts were duly appreciated by leading international rating agencies.

Today, N.W.Telecom enjoys the following solvency ratings by two influential rating agencies: long-term credit score assigned by the rating agency Standard & Poor's at the level of "BB-", forecast: "Stable"; priority unsecured foreign currency rating assigned by the rating agency Fitch Ratings at the level of "B+", forecast: "Stable".

Traditionally, N.W.Telecom has been making great efforts to improve the corporate governance quality and trust by investors. For more responsive interaction between the Company and its shareholders, the office of Corporate Secrertary was instituted in 2006 as a most important component to ensure efficient activity of the Board of Directors, and its transparency for shareholders and investors.

A proof of the successful work for corporate governance and higher informational transparency is the corporate governance score of "5,6" of Standard & Poor's assigned to N.W.Telecom. As of this day, this is the highest corporate governance score of all interregional communication companies.

By the results of 2006, the capitalization of N.W.Telecom grew by nearly 70% and exceeded the mark of $ 1.5 billion.

The Open Joint-Stock Company North-West Telecom is a company that fulfills the obligations it undertakes. Acting within the strict legal framework, we consider interests of our shareholders, implement the highest demands of our customers, and handle the social challenges set by the State and society. In 2007, we will be improving our efficiency, striving for a higher value of the Company.

General Manager
of OJSC N.W.Telecom Vladimir Akulich

2.1. Activities of the Board of Directors in 2006:

The current Board of Directors of the Company was elected on 30th June 2006.

In 2006 the Board of Directors of the Company held 36 meetings, including 7 meetings with attending members and 29 meetings by correspondence.

In 2006 the Board of Directors approved and accepted the strategy and development programmes of the Company for the medium-term and long-term period:

- Updates of the Company's budget for 2006;
- Company budget forecast for 2007-2010;
- Investment programme of the Company for 2007;
- The Company's budget for 2007;
- The Company's corporate property development strategy;
- The Company's Financial Strategy, Financial Plan for 2007, and Financial Plan for 2007-2009.

The Board of Directors regularly considered reports on the work of the Management Board of the Company in the following areas:

- Quarterly achievement of the key figures of the Company's budget;
- On the progress of the Corporate (VIP) Customer Service Program in N.W.Telecom in 2005,
- On the status of dealing with accounts receivable and on the ways of reducing them;
- On the progress of "The Company's Marketing Strategy for 2005-2006" in 2005;
- On the progress of the Company's Affiliate Business Restructuring Model;
- On the progress of implementation of the Company's Capitalization Increase Concept for 2005-2007 in the 2nd half of 2005 and the 1st half of 2006;
- On the functioning of the Company's Internal Audit Department;
- On fulfilment of earlier adopted decisions of the Board of Directors and the General Meeting of the Shareholders.

In accordance with the decision of the Board of Directors on interests inCJSC P.T.T., the 100% shareholding of CJSC P.T.T. was purchased as being strategically important for the Company's development.

The Board of Directors decided to institute an office of Corporate Secretary of the Company. On the basis of the decision, a Corporate Secretary was appointed and the Corporate Secretary's staff was selected.

For the first time, the Board of Directors initiated tendering procedures to select an independent auditor for mandatory auditing of the Company's accounting and reporting. The Tendering Provisions were approved, and a Tendering Board to arrange an open tender was elected.

As part of the improvement of the internal control and risk management procedures, the Board of Directors approved the Provisions on Integrated Auditing of an N.W.Telecom Structural Unit, Provisions on Finance and Business Auditing of an N.W.Telecom Structural Unit, and Provisions on Risk Management in OJSC N.W.Telecom.

The Board of Directors reviewed issues related to implementation of the Company's Affiliate Business Restructuring Model (withdrawal of the interest, increase of the interest in affiliate or subsidiary companies, etc.), and agenda items of general meeting of shareholders of affiliate or subsidiary companies.

As part of te Company's actions to cut the costs and to extend the periods of borrowings, and to diversify the funding sources, the Board of Directors decided to issue a fourth bonded debt.

Within its frame of reference, the Board of Directors made decisions on approval of transactions involving purchase, alienation, or alienability by the Company of property of a value of 0.75% to 25% of the book value of the Company's assets, and related party transactions.

Performance evaluation of the NWT Board of Directors

Following the best corporate management practices and provisions of the NWT Corporate Management Code, the Board of Directors of the Company has for the first time carried out the performance evaluation of the Board of Directors as the collective management body. For this purpose, all members completed a questionnaire reflecting the following functions of the Board of Directors:

- role of the Board of Directors in the strategic management of the Company;
- relations with the shareholders, government bodies, regulatory authorities and investors;
- interaction between the Board of Directors and the top management of the Company;
- activity of the Board of Directors (composition and structure);
- work organization of the Board of Directors.

As the result of evaluation, areas in need of improvement in the next year were identified. Among other things, the Board of Directors will focus on the development of the corporate strategy and key efficiency data, improvement in development plans and management continuity, balance within the Board of Directors and its work organization.

The Board of Directors considered the report on the Board of Directors evaluation. Taking into consideration the need to continuously improve the efficiency of the Board of Directors, it was decided to develop an action plan to improve the performance of the Board of Directors in the next year, as well as to evaluate the Board of Directors on the annual basis and reflect the evaluation summary in the annual report of the Company.

2.2. Activities of the Committees of the Board of Directors in 2006

The following Committees of the Board of Directors were formed by the decision of the Board of Directors of 30th June 2006 (Minutes of the Meeting No. 19-01/21(06)) and are operating:

1) Strategic Development Committee,
2) Audit Committee,
3) Corporate Governance Committee
4) Appointments and Remuneration Committee.

The activities of the Committees are regulated by the Provisions on the Committees of the Board of Directors approved on August 23, 2004.

The basic purpose of creating the Committees is to improve the work efficiency and quality of the Board of Directors through preliminary consideration of certain issues included in the terms of reference of the Board of Directors and preparation of recommendations to the Board of Directors on the issues of the Committees' terms of reference.

Based on the decision of the Board of Directors of 27th July 2006 (Minutes No.19-01/22(06)), the Committees of the Board of Directors were formed of the following members:

Strategic Development Committee:

Chairperson:	
A.A. Gogol	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications, a Member of the Board of Directors
Members of the Committee:	
V.A. Akulich	General Manager, OJSC N.W.Telecom, a Member of the Board of Directors
K.V. Belyayev	Deputy General Manager, OJSC Svyazinvest, a Member of the Board of Directors
D.V.Levkovsky	Advisor, NCH Advisors Inc. Company, a member of the Board of Directors
L.S. Timoshenko	Director, Department of State Policy in the Field of Financial and Investment Operation, Ministry of Information Technologies and Communication of Russia

Audit Committee:

Chairperson:	
I.I. Rodionov	Professor, Corporate Economics and Finance Chair, the State University "Higher School of Economics", a Member of the Board of Directors
Members of the Committee:	
D.V.Levkovsky	Advisor, NCH Advisors Inc. Company, a member of the Board of Directors
K.V. Belyayev	Deputy General Manager, OJSC Svyazinvest, a Member of the Board of Directors

Corporate Governance Committee:

Chairperson:	
I.M. Ragozina	Advisor of General Manager, OJSC Svyazinvest, a Member of the Board of Directors
Members of the Committee:	
A.V. Ikonnikov	Chairperson, Supervisory Board of the Association of Independent Directors, a Member of the Board of Directors
N.G. Bredkov	Corporate Secretary, OJSC N.W.Telecom

Appointments and Remuneration Committee:

Chairperson:	
A.V. Ikonnikov	Chairperson, Supervisory Board of the Association of Independent Directors, a Member of the Board of Directors
Members of the Committee:	
A.A. Gogol	Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications, a Member of the Board of Directors
I.I. Rodionov	Professor, Corporate Economics and Finance Chair, the State University "Higher School of Economics", a Member of the Board of Directors

Activities of the Strategic Development Committee in 2006:

In 2006 the Committee held 23 meetings. 58 issues were considered.

The Committee's activities in 2006 were aimed at higher efficiency and quality of the Board of Directors's strategic management of the company.

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- On approvement of the investment priorities of the Company for the year 2007;
- On the Company's corporate property development strategy;
- On the Company's budget performance in the year 2005;
- Quarterly reports on fulfillment of the Company's budget targets in 2006;
- On updates of the Company's budget for 2006;
- On the Company's budget forecast for 2007-2010;
- On the Company's Financial Strategy, Financial Plan for 2007, and Financial Plan for 2007-2009;
- On approvement of the investment plan of the Company for the year 2007;
- On the progress of the Company's Affiliate Business Restructuring Model;
- The issues in the framework of implementing the Company's Subsidiary Business Reorganization (termination of participation, increasing the stake held in subsidiary or affiliate companies, etc.), as well as issues of general meetings of the shareholders/participants of subsidiary or affiliate companies.
- On approval of the Company's budget for the year 2007;
- Besides, the following issues were considered:
- On the progress in attracting long-term funding sources for the Company in 2006;
- On approval of the N.W.Telecom Foreign Currency Borrowing Policy.

Activities of the Audit Committee in 2006:

In 2006 the Committee held 23 meetings. 52 issues were considered.

The Committee's activity in 2006 was aimed at higher efficiency and quality of actions of the Board of Directors to ensure open communication with the independent auditor, AuditingCommission, Internal Audit Department, and at improvements in the Company's internal control and risk management procedures.

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- On terms and conditions of the contract of audit;
- On the nominee for the Company's Auditor for the year 2006;
- On the draft auditor's opinion for the year 2005;
- On the draft auditor's opinion and draft Confidential Report of the Independent Auditor to the management of OJSC N.W.Telecom based on the results of the audit for 2005;
- On the draft Confidential Report of the Auditor to the management of OJSC N.W.Telecom based on the results of the audit of the financial accounts and reports according to IFRS for 2005;
- On the issues of interaction with the Auditing Commission – a draft conclusion of the Auditing Commission on the results of checking the financial and business activities of the Company was considered.

Based on the review of the Company's financial accounts and reports, the following recommendations were given to the Board of Directors:

- On proposals to revise the accounting policy and business and tax accounting procedures in the Company for 2006;
- On the draft Annual Report of OJSC N.W.Telecom for 2005 as regards the business reporting and planned profit distribution.

Concerning interaction with the Internal Audit Department, the following recommendations were given to the Board of Directors:

- On amendments to the Provisions on the Internal Control Procedures (System) of CJSC N.W.Telecom;
- On approval of the Provisions on Integrated Auditing of an N.W.Telecom Structural Unit;
- On approval of the Provisions on Auditing of Financial and Business Activities of an N.W.Telecom Structural Unit.

The Committee had meetings with the Company's Independent Auditor to discuss:

- the results of the first stage of the auditor's work in the Company, ways to correct drawbacks in the procedures and risk management revealed in the audit, and proposals ro revise the Company's accounting policy to international standards, and necessity of such revision;
- the auditors' report on their analysis of the method used in independent valuation of the market value of the Company's asset, namely, 15% interest in the equity of OJSC Telecominvest, and recommendations for its recording in the accounts;
- the results of the RAS audit in 2005.

The Committee had meetings with the internal audit service to discuss improvements in the service operating procedures, its work plan for 2006-2007, and results of its work in 2006.

The Committee reviewed proposals of the Management Board to improve the internal control system.

The Committee offered a practice of recording of affiliation of members of the Board of Dirctors, Management Board, top managers (by questionnairing them about their income and their extent of affiliation with the Company, with the questionnaire results results regularly submitted to the Company's independent auditor).

Activities of the Corporate Governance Committee in 2006:

In 2006 the Committee held 18 meetings. 35 issues were considered.

The Committee's activities in 2006 were aimed at higher efficiency and quality of actions of the Board of Directors to improve the Company's corporate governance, and to implement recommendations and standards of the best corporate governance practice.

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- On restructuring of the corporate governance service, institution of an office of Corporate Secretary, and establishment of an N.W.Telecom Corporate Secretary Staff;
- Review of new editions of the Provisions on N.W.Telecom subsidiaries;
- On the progress of implementation of the Company's Capitalization Increase Concept for 2005-2007 in the 1st half of 2006;
- Review of the Provisions on Risk Management of OJSC N.W.Telecom;
- Review of the new edition of the Karelian Subsidiary of OJSC N.W.Telecom;
- On participation of N.W.Telecom in the nonprofit partnership "Association of Investor Relations Specialists" by joining it as a member;
- On revisions of, and amendments to the Charter and other internal documents of the Company to be approved by the General Meeting of the Shareholders and by the Board of Directors of the Company: The Committee reviewed draft Charter of the Company, draft Provisions on the Board of Directors of the Company, draft new edition of the Provision on the Auditing Commission of the Company, and proposals regarding revisions of, and amendments to the Provisions on the General Meetings of the Shareholders of the Company.

On issues related to convoking, preparing and holding annual and extraordinary general meetings of the shareholders taking into account the use of the Company's best practices of corporate governance the following items were considered:

- Agenda of the Annual General Meeting of the Shareholders and other matters related to preparation and conduct of the Annual General Meeting of the Shareholders of the Company;
- Draft annual report of the Company for the year 2005;
- Convening of an extraordinary general meeting of the shareholders, approval of the agenda of the extraordinary general meeting of the shareholders, defining the deadline for the issue of the list of persons entitled to attend the extraordinary general meeting of the shareholders, and review of other matters related to preparation and conduct of the extraordinary general meeting of the shareholders;

Changes in the organizational structure of the Company, and decisions to be made on the agenda items of general meetings of affiliates where N.W.Telecom is the sole shareholder.

Besides, the following issues were considered:

- On fulfillment of the schedules of implementation of the N.W.Telecom Capitalization Increase Concept for 2005-2007;
- On the progress of implementation of the resolution of the Annual General Meeting of the Shareholders to pay the dividend for the year 2005;
- Review of the evaluation of the N.W.Telecom corporate governance score for 2006 by Standard & Poor's;
- On the principles of functioning of the Company's Board of Directors (the item was reviewed jointly with the Appointments and Remuneration Committee).

Activities of the Appointments and Remuneration Committee in 2006:

In 2006 the Committee held 22 meetings. 42 issues were considered.

The Committee's activities in 2006 were aimed at higher efficiency and quality of decisions of the Board of Directors on inviting high-class specialists to key manager positions, and on creation of an efficient system of incentives for the top management and members of the Board of Directors of the Company.

Basic issues of the Committee's terms of reference, on which recommendations to the Board of Directors have been given:

- On paying quarterly bonuses to the General Manager of OJSC N.W.Telecom in 2006;
- On paying a bonus to the General Manager for fulfilling the Additional Assignment for the year 2005;
- On paying quarterly remuneration to the members of the Management Board of OJSC N.W.Telecom in 2006;
- Review of the nominee for the Corporate Secretary of the Company and terms of the labor contract with the Secretary;
- On paying quarterly bonuses to the Corporate Secretary of OJSC N.W.Telecom in 2006;
- On approval of part-time occupation of the General Manager of OJSC N.W.Telecom and members of the Management Board of OJSC N.W.Telecom in positions in the controling bodies of companies where N.W.telecom has an interest;
- On revisions of, and amendments to the Provisions on the Appointments and Remuneration Committee;
- Amendments to the namelist of the Company's Management Board;
- On the amount of the annual fee to members of the Board of Directors;
- On the terms of supplementary agreements to the labor contracts with Regional Directors/Directors of N.W.Telecom Subsidiaries;
- On the procedure of fixing a remuneration to members of the Boards of Directors and Auditing Commissions (Auditors) of companies where N.W.Telecom is the sole shareholder;
- On appointment of a General Manager of the Company, definition of his/her term of authority, and approval of the terms of the labor contract to be signed with the General Manager;
- On approval of the Additional Assignment to the General Manager of OJSC N.W.Telecom for 2006.

At its sessions, the Committee reviewed information on the size of remuneration and compensations to be paid by the Company to members of the Management Board, Corporate Secretary, and Manager of the Internal Audit Department.

For the first time, the Appointments and Remuneration Committee, jointly with the Corporate Governance Committee, developed proposals for evaluation of the Company's Board of Directors.

January

10th January

OJSC N.W.Telecom paid the 9th coupon yield under the second issue bonds

11th January

OJSC N.W.Telecom terminated participation in two subsidiaries: LLC Kabelvideo and LLC Pagetelecom

19th January

N.W.Telecom successfully completed its project of building a data processing center, a key component of the software/hardware architecture required to deploy and operate an ERP system based on Oracle e-Business Suite (OeBS)

26th January

The results of implementation of the "Program of Telecommunication Services Supply to St. Petersburg Residents for the Years 2005-2007" in 2005 were summed up

February

14th February

Within the framework of the 13th NORWECOM international exhibition of communication and telecommunication systems, N.W.Telecom launched an ADSL-based broadband Internet access service to the St. Petersburg market under a new trademark of Avangard.

March

1st March

OJSC N.W.Telecom took part in the regional meeting of communication operators named "First Results of Application of New Regulatory Documents Adopted for Enforcement of the Federal Law on Communications"

2nd March

OJSC N.W.Telecom paid the 4th coupon yield under the third issue bonds

23rd March

The A-Level national corporate governance score of N.W.Telecom according to RID-Expert RA (Russian Institute of Directors + Expert RA Agency) was confirmed.

24th March

The Ministry of Information Technologies of Russia, Federal Communication Agency, Ministry of Economic Development of Russia, and the Expert Agency of the RF President named OJSC N.W.Telecom as the winner of the open tender for provision of universal communication services in Archangel and Kaliningrad Oblast.

April

1st April

OJSC N.W.Telecom renamed it sregional subsidiaries bringing their names to one uniried format.

3rd April

The results of the financial and economic activities of OJSC N.W.Telecom for the year 2005 according to the Russian Accounting Standards were summed up.

5th April

OJSC N.W.Telecom paid the 10th coupon yield under the second issue bonds

May

2nd May

V. A. Akulich, General Manager of OJSC N.W.Telecom, won the Radiomania 2006 National Prize.

3rd May

OJSC N.W.Telecom summed up the results of its activities for the 1st quarter of 2006 according to the Russian Accounting Standards.

11th May

The N.W.Telecom shares were included on the A List, Level 1, of the MICEX stock exchange.

22nd May

The Board of Directors of OJSC N.W.Telecom defined the amount of dividend for the year 2005

25th May
OJSC N.W.Telecom recognized as the "Best Issuer" by the results of the Stock Market Elite 2005 Competition sponsored by NAUFOR.

June
1st June
OJSC N.W.Telecom paid the 5th coupon yield under the third issue bonds
21st June
The Fitch Ratings international rating agency assigned "A (rus) score, forecast: Stable, to OJSC N.W.Telecom
30th June
The Annual General Meeting of the Shareholders of OJSC N.W.Telecom was held and approved the results of the Company's operation for the year 2005.

July
5th July
OJSC N.W.Telecom paid the 11th coupon yield under the second issue bonds
7th July
The second and third issue bonds of OJSC N.W.Telecom were admitted for trading at the Russian Trading System Non-Profit Partnership.
13th July
The results of the Company's operation for the year 2005 according to the International Accounting Standards (IAS) were published.
31st July
The results of the financial and business activities of OJSC N.W.Telecom for the 1st half of 2006 according to the Russian Accounting Standards were summed up.

August
8th August
N.W.Telecom started providing the universal service using payphones in Archangel Oblast.
10th August
The Fitch Ratings international rating agency confirmed the long-term credit score of OJSC N.W.Telecom at the level of "B+", forecast: "Stable".
14th August
The Fitch Ratings international rating agency confirmed the "A (rus)" score, forecast: Stable, assigned to OJSC N.W.Telecom
23rd August
The Board of Directors extended the authority of V. A. Akulich as General Manager of OJSC N.W.Telecom for two years till August 23, 2008 inclusive.
31st August
OJSC N.W.Telecom paid the 6th coupon yield under the third issue bonds

September
20th September
OJSC N.W.Telecom summed up the results of its financial and business activity in the 1st half of 2006 according to IAS.
20th September
The Board of Directors of OJSC N.W.Telecom decided on floatation of the fourth issue bonds
27th September
The Standard & Poor's international rating agency raised the long-term credit score of OJSC N.W.Telecom by the national scale from "B+" to "BB-", forecast: "Stable". Simultaneously, Standard & Poor's raised the long-term credit score of OJSC N.W.Telecom by the Russian scale from "ruA+" to "ruAA-".

October
4th October
OJSC N.W.Telecom paid the 12th coupon yield under the second issue bonds

4th October

OJSC N.W.Telecom repaid 30% of the face value of the second bonded loan.

5th October

OJSC N.W.Telecom completed the construction of the Vologda-Kotlas-Syktyvkar fiber optic communication line needed to build a unified interregional multiservice network (MSN) of N.W.Telecom connecting the central MSN terminal in St. Petersburg to regional MSN terminals in all oblast centers of the North-West.

10th October

N.W.Telecom managers were listed by the Russian Managers TOP 1000 rating of the Managers' Association.

18th October

N.W.Telecom took part in the 6th Russia's Infocommunications – 21st Century (InfoCom 2006) international forum exhibition.

20th October

N.W.Telecom started providing the universal service using payphones in Kaliningrad Oblast.

24th October

The Auditor LLC Ernst and Young issued to N.W.Telecom its positive auditor's opinion for the year 2005 according to IAS.

31st October

OJSC N.W.Telecom summed up the results of its financial and economic activities for the 9 months of the year 2006 according to the Russian Accounting Standards.

31st October

The fourth bonded debt of N.W.Telecom to the total amount of RUR 2 billion was registered.

<u>November</u>

2nd November

The Standard & Poor's international rating agency raised the corporate governance score of N.W.Telecom from CGS 5,4 to CGS 5,6 by the Russian scale. Simultaneously, Standard & Poor's raised the score of N.W.Telecom from 5 to 5+ by the international scale.

3rd November

The Board of Directors of N.W.Telecom decided to buy 100% of the shares of CJSC Peterburg Transit Telecom (CJSC P.T.T.), St. Petersburg's largest alternative operator in the "operators' operator" service segment of the market.

3rd November

The Board of Directors of N.W.Telecom approved the transaction of purchase of a 60% interest in CJSC St. Petersburg Information Company (CJSC SPiK), one of the largest operators providing services of a full-functional Call Center in the North-West of the RF.

13th November

The Standard & Poor's international rating agency raised the informational transparency index of N.W.Telecom to the level of 72%, with N.W.Telecom becoming the eighth among the 70 Russian companies listed by the MICEX stock exchange.

14th November

The RF Federal Tariff Service set new limit tariffs for local and intrazone telephone communication services for all subsidiaries of N.W.Telecom.

30th November

OJSC N.W.Telecom paid the 7th coupon yield under the third issue bonds.

OJSC N.W.Telecom was declared the winner of the 9th annual contest of annual reports and corporate websites sponsored by the MICEX stock exchange and the *Securities Market* magazine, in the nomination "Best Disclosure Level of Information for Investors on the Issuer's Website".

<u>December</u>

4th December

The Board of Directors of OJSC N.W.Telecom established the floatation starting date for the 4th issue interest bearing documentary bonds payable to bearer

7th December

The Fitch Ratings international rating agency assigned the "A (rus)" level long-term credit score by thenational scale to the fourth bonded debt of N.W.Telecom

7th December

OJSC N.W.Telecom was declared the winner in the nomination "Most Transparent Issuers on the Bond Market in 2006" of the Russian Bond Congress.

14th December

N.W.Telecom bonds of the fourth issue were floated in full (RUR 2 billion) at the MICEX stock exchange.

15th December

N.W.Telecom successfully completed dividend payment by the results of the year 2005.

18th December

The extraordinary general meeting of the N.W.Telecom shareholders approved the transaction of purchase of the 100% interest in CJSC P.T.T.

20th December

N.W.Telecom completed the construction of the St. Petersburg-Primorsk-Vyborg section of the fiber optic communication line in Leningrad Oblast.

21st December

N.W.Telecom won the tenders for provision of universal communication services using payphones in the Republic of Komi, Nenets Autonomous District, and Vologda Oblast.

26th December

Vladimir Akulich, General Manager of N.W.Telecom, was awarded the "For Contribution to Society Informatization" commemorative medal of the Government of St. Petersburg.

28th December

The honorary title "Russian Federation Top Manager 2006" was conferred on the General Manager of N.W.Telecom.

4.1. General Assessment of the Development of the North-Western Federal District (NWFD)

In 2006, St. Petersburg retained a positive trend of the key indicators of economic and social development.

In 2006, the turnover of the city's companies and organizations increased by 26.5% in applicable prices, to make RUR 2,066.9 billion.

St. Petersburg's foreign trade turnover reached US$ 19.8 billion in 2006, a 41.7% increase compared to 2005; of which, the exports amounted to US$ 6.9 billion (a growth of 41.5%).

In 2006, the investments in fixed assets amounted to RUR 178.0 billion, thus increasing by 4.5% against the similar period of the previous year in comparable prices.

By the results of 2006, the foreign investments in the non-financial sector of St. Petersburg's economy grew by the factor of 3.7 to make US$ 5.3 billion.

The average nominal wage was RUR 12,979 in 2006. The actual payroll wages calculated allowing for the consumer prices index was 114.9% of the 2005 figure.

The rapidly growing takehome pays, and the stable growth of the residents' real income promoted an increase in the retail turnover. In 2006, the retail turnover grew by 14.5% to make RUR 346.2 billion. Typical for the consumer market of St. Petersburg in 2006 were a high level of business activity, favorable investment environment, and developed infrastructure.

By the results of 2006, the budget of St. Petersburg received RUR 215,219.9 million, or 116.4% of the updated annual budget target. The growth of St. Petersburg's budget receipts was 53.3% compared to 2005. By the results of 2006, among the principal tax sources of St. Petersburg's budget receipts were: corporate profit tax (32.1% in the total receipts), individuals income tax (24.0%), property taxes (7.0%), and excise taxes (4.6%).

4.2. N.W.Telecom's Position on the Telecommunications Market of the Russian Federation and North-Western Federal District

According to analysts[1], the Russian communication services market was estimated at RUR 768.5 billion in 2006. The proportion of the NWFD in the receipts from communication services for Russia in general was 12.9% (RUR 99.1 billion), of which, the proportion of N.W.Telecom in the industry's receipts for Russia in general was 2.7% (RUR 20.5 billion).

Fig. 1. NWFD proportion in the receipts from communication services


RF Regions
87,1%
NWFD
12,9%
other
NWFD
operators
10,2%
N.W.Telecom
2,7%

Compared to 2005, the NWFD proportion in the Russian market's receipts grew by 1%, while the proportion of N.W.Telecom on the contrary dropped by 0.3% due to the loss of earnings from provision of national/international communication services.

[1] Estimates by ComInfo Consulting, McKinsey

The NWFD market size was RUR 99.1 billion in 2006. A large part (48.8%) of the market is controlled by mobile cellular communication operators.

The proportion of N.W.Telecom on the NWFD telecommunication market was on the whole 20.7% (RUR 20.5 billion), while on the fixed communications market, the proportion of N.W.Telecom is 40.5%.

Fig. 2. NWFD communication market structure, 2006



N.W.Telecom
20,7%
Other
operators
30,6%
Cellular
operators
48,8%

4.3. N.W.Telecom positions on the reginal market in terms of the core services

Table 1. N.W.Telecom proportion iin terms of fixed communication services

services	OJSC N.W.Telecom
Local communications	72.8%
Fixed intrazone communications	90.0%
Dial-up access to the Internet	44.4%
Broadband access to the Internet	28.2%

The core services making 80.0% of the proceeds are local communication services (53.3% of the Company's proceeds), operator services (17.8%), and Internet and DT services (8.9%). Characteristic for these markets is high competition.

<u>*Local communication services*</u>

The volume of the local communication market in the North-Western Federal District was 14.7 billion roubles in 2006. The share of OJSC N.W.Telecom's market in respect of income from local communication services was 72.8 % in 2006, and as itemized by by basic consumer segment OJSC N.W.Telecom's market share is estimated at:

- 91.7% for the "Population" segment
- and 49.9 % for the "Corporate Clients" segment.

By tentative estimates, the number of telephone sets in the NWFD was 4.89 million.

N.W.Telecom is the leader of the NWFD market in the number of subscribers with 91.2% of their total number.

The telephone set density per 100 residents in the NWFD was 35.9% (the RF average being 30%). Furthermore, about 32.7% of the penetration is provided via N.W.Telecom telephones. The remaining 3.2% of the penetration is provided by alternative operators.

<u>*Internet and data transmission services*</u>

According to estimates, the size of the Internet and data transmission market was RUR 6.3 billion, the market proportion of N.W.Telecom being 28.2%, of which:

dial-up access services proportion, 44.0%,

dedicated access services proportion, 28.2%.

By the results of 2006, N.W.Telecom provided services to 828,100 users, of which, 736,800 dial-up access users.

Services to communication operators

The communication operator services market was RUR 8.2 billion, the proportion of services provided to N.W.Telecom operators being 50.6%.

Mostly, the changes in the reporting period are attributable to several regulatory documents that became effective to materially change the procedure of settlements between operators.

From 01.01.2006, payments for traffic passage to national/internaiotnal communication operators (Rostelecom, MTT) became effective. From 01.07.2006, payments for traffic passage from intrazone and/or local communication operators were introduced. These changes have materially increased the receipts, and the corresponding costs, from connection and traffic passage services.

V. PRIORITY AREAS OF THE COMPANY'S BUSINESS

5.1. Construction and updating of trunk and intrazone transport networks

In 2006, the Open Joint-Stock Company North-West Telecom started implementation of its "Engineering Strategy for the Years 2007-2011", i.e. construction of an interregional data transmission transport network ba"ed on the DWDM technology. By the end of 2006, LLC Sxyaz-Elektro-Proyekt had prepared and issued the Detailed Design for the construction of the first start-up stage, to include the St. Petersburg-Pskov and St. Petersburg-Novgorod routes. The first start-up stage is to be commissioned by the end of the 1st quarter of 2007.

As the second stage of the strategy implementation, it is intended to commission the second start-up stage comprising the St. Petersburg-Vologda route by the middle of the 2nd quarter of 2007.

The implementation of the 2006 projects yielded the following results and indicators:

- Total number of DSL ports installed: 86,728.
- The strategic lines of development of the N.W.Telecom infocommunication networks were defined, in particular expansion of multiservice networks to provide advanced communication services. Requirements were developed for detailed designing of the NGN infrastructure.
- Solution requirements, and the solutions themselves were defined to comply the Law on Communications as applied to selection of national/international communication operators by users.
- Building of a pilot Wi-Fi zone enabled demonstration of the key components of solutions by different companies offering the Fixed Mobile Convergence (FMC) solution based on the IP Multimedia Subsystem (IMS) using SIP-applications (SIP (IMS/FMC)), access networks, and MSN's of the Petersburg Subsidiary of N.W.Telecom.

As part of the implementation of the priority national project "Education" in its "Implementation of Advanced Educational Technologies" sector, 1471 educational institutions were connected to the Internet in 2006.

As of the end of 2006, equipment for 86728 xDSL ports was commissioned in interregional companies in 2006 for connection of individuals and corporations to the Internet at rates of up to 2048 Kbit/s.

5.2. Implementation and updating of IT solutions, including implementation of centralized IT programs

In 2006, updating of information systems was going on in N.W.Telecom.

To comply with the requirements of the Law on Communications, RF Government resolutions on demonopolization of the communication market, RF Government Resolution No. 310 of May 18, 2005, and to implement the Calling Party Pays principle, we updated 6 automatic accounting systems, and replaced the AAC's with a centralized information and billing system in four subsidiaries, due to expiry of the certificate sof compliance of the AAC's in those subsidiaries.

To ensure the switchover to the time-based accounting of telephone connection charges in N.W.Telecom, ten N.W.Telecom subsidiaries implemented traffic preprocessing systems, or mediation systems.

Nine N.W.Telecom subsidiaries implemented systems of settlements with communication operators in compliance with RF Government Resolution No. 627 dated October 19, 2005.

In 2006, N.W.Telecom was implementing, stage by stage, the first release of the Oracle E-Business Suite enterprise management system, and bringing the accounting systems to unified standards as per the requirements of the program's ManagingCommittee.

To ensure implementation of the unified information and billing system and the Oracle E-Business Suite enterprise management system, we built the first stage of the reserve data processing center at 65 nab. Reki Moiki, St. Petersburg, and provided the necessary information infrastructure, including the information security systems.

In accordance the decision of the Board of Directors of November 19, 2004, under the budget of the Billing Conversion Program, and with the decision of the Board of Directors of February 9, 2006 on the program of implementation of a Client Relations Management (CRM) system, N.W.Telecom tested the AAS-Amdocs master system. On November 16, 2006 the master system development and testing was completed. The managing committee's decision of October 8, 2006 required that the billing conversion program and Client Relations Management (CRM) system implementation program be united.

This decision prescribes:

- eTOM model business process support,
- implementation of the CRM system on the basis of purchased Amdocs software modules.

In 2006, a computerized document circulation system was implemented in the General Directorate and in three subsidiaries of the Company in full compliance with the Company's document circulation standards.

Also, an online report generation system developed by SAS was implemented in the Company's General Directorate and subsidiaries.

5.3. Rate Policy of OJSC N.W.Telecom

The rate policy of N.W.Telecom in 2006 was aimed at higher profitability of all kinds of communication services provided, and covered the following areas:

- development, and submission to the FTS of Russia in May 2006, of proposals for the rates for the intrazone telephone connection service provided from a local telephone communication network to a mobile communication operator's network;
- development, and submission to the FTS of Russia in August 2006, of a proposal for revision of local communication charge rates, including proposals for introduction of mandatory and optional tariff plans, and a proposal to set a unified oblast charge rate for intrazone telephone communication services;
- development of tariffs for services not regulated by the government, including the Company's new-offered services, subject to competition and consumer demand monitoring.

As a result of interaction with the FTS of Russia, submission and justification of revised tariffs for government-regulated communication services, the following goals were achieved:

1. from 01.07.2006, rates for the intrazone telephone connection service provided from a local telephone communication network to a mobile communication operator's network were fixed,
2. mandatory and optional tariff plans set by the RF FTS[2] for local telephone communication services where time-based connection charge accounting is technically feasible, to become effective from 01.02.2007;
3. increase of rates for local telephone connection services where time-based connection charge accounting is not technically feasible on the average by 11.9% for individuals and by 5.5% for corporations for all N.W.Telecom subsidiaries, to become effective from 01.02.2007;
4. unified oblast tariffs set by the RF FTS[1] for intrazone telephone communication services, to become effective from 01.02.2007.

The principal strategic targets of N.W.Telecom related to the rate policy, the implementation of which was continued or started in 2006, are:

- stage-by-stage bringing of the tariffs for regulated communication services to the level of economically justified costs,
- development and implementation of package offers for communication services in N.W.Telecom subsidiaries.

[2] Order No. 262-c/3 of the RF FTS, 14.11.2006

VI. COMPANY DEVELOPMENT PROSPECTS

6.1. Priorities in the Field of Services

Currently, a new infocommunication industry is being formed in the telecommunication sector on the basis of the existing ones, i.e. telecommunications, computer technologiess, and media. The most advanced companies representing the three industries, using similar technologies, business processes, and overlapping subscriber groups, will be engaged in tough and direct competition in the domain of interactive services and applications and integrated solutions.

The size of the the telecommunication market in the NWFD will be RUR 150.3 billion, of which:
cellular communication, RUR 81.1 billion,
local communication, RUR 17.9 billion,
Internet and data transmission services, RUR 19.5 billion.

Internet and data transmission

The strategic priority in the N.W.Telecom business for 2006 and for the medium-term future is development of Internet broadband access (BBA) services. In 2006, the number of BBA users exceeded 90,000. Starting from 2006, broadband access services have been provided under the Avangard trademark. The Company intends to increase its segment on this market from 28% (2006) to 44% (2011) by expanding its customer base and diversifying the supply as applied to the market's target segments, i.e. individuals, small business, medium business, and big business.

To achieve the goals, N.W.Telecomintends to build trunk/city networks and access terminals, and to update its access networks. By, 2010, the number of broadband internet access users via N.W.Telecom will exceed 1 million.

Traditional services

Despite the low growth rate of the traditional telephone communication services, it is these services that will long remain the main source of the Company's earnings. The principal actions to make this group of services more attractive are:

- a well-balanced rate policy design to increse the receipts and to keep the existing subscriber base,
- packaging of services,
- implementation of customer loyalty enhancing programs.

6.2. Priorities in the Field of Clients' Segments

Due to the favorable economic situation, an increased demand for communication services is predicted in the NWFD for the segments of small and medium business (SMB) and large corporate customers (LCC). To boost its activity in these client segments, the Company is planning the following actions:

- improvement of the sale and service system (personal sales and sales via the Company's retail chain, agent sales, TV marketing, and web sales)
- business process automation
- generation of efficient product offers (under the AlliancePRO trademark).

6.3. Priorities in the Field of Regional Development

Recently, the highest growth rates of new service consumption has been concentrating inlarge and mediumcities (oblast centers), where ompetition is growing strong on the market. The policy of N.W.Telecom in the regions is aimed at enhancement of activities primarily on these markets.

N.W.Telecom sees the greatest potential of additional earnings anfd customer base expansion on themarkets of St. Petersburg and thenothern regions (Archangel Oblast, Murmansk Oblast, the Republic of Karelia, and the Republic of Komi).

7.1. Investment Policy

Table 2Investment indices

№ No.	Name of index	Meas. unit	2005	2006	Rate of index change, 2006/2005 (in %)
1.	Invested funds in fixed capital – **total,**	million roubles	5 272	5 012	95%
1.a	investment areas:	million roubles			
	- fixed telephone communication;		3 279	1 947	59%
	- cellular communication;				
	- long-distance, international and intrazone telephone communication;		100	88	89%
	- new services;		311	1 160	373%
	- data transfer networks and infrastructure;		480	1 142	238%
1.b	- investments in information technologies;	%	5%	6%	not to be filled in
	- other		23%	15%	
2.	**Proportion of own funds** allotted for investment funding	%	56%	62%	not to be filled in
3.	**Proportion of borrowed funds** allotted for investment funding	%	44%	38%	not to be filled in

In 2006, the Company took part in the implementation of the following governmental and social efforts:

- Provision of the universal communication service: RUR 283 million:
- Connection of educational institutions of the NWFD to the Internet within the framework of the national project "Education": RUR 416 million;
- Satisfaction of unprofitable applications of individuals for access to the telephone network in remote neighborhoods of St. Petersburg: RUR 169 million (RUR 494 million in 2005).

7.2. Basic Indices of Network Development

Table 3. Basic Indices of Network Development

No.	Indices	Units of measurement	2005	2006	Rate of index change, 2006/2005 (in %)
1	2	3	4	5	6
1.	Growth of the length of long-distance (central-office) telephone channels - total	thous. chan./ km	2614.94	5614.3	214.7
	including those formed by digital transmission systems	thous. chan./ km	2623.64	5628.64	214.5
2.	Base telephone sets number growth - total	thous. pcs.	103.85	68.48	65.9

3.	Installed capacity of x DSL ports - total (as of the end of the period under report)	ports	16448	86728	527
4.	Number of subscriber sets connected to mobile radiotelephone communication networks (as of the end of the period under report)	thousand pcs.	3.3	3.2	98

In 2006, the growth index for Base Telephone Sets (BTS) decreased against the year 2005 to make 68,480 numbers, of which 69,280 numbers on the city telephone network. The BTA number growth on the rural telephone network was zero. The decrease of this indicator is attributable to the dropped consumption of local and intrazone communication services due to the active use of cellular phones by individuals, and due to cancellation of BTA's due to migration of residents.

The number of outgoing long-distance telephone channels was 36,842.5.

The capacity of the automatic long-distance telephone communication equipment increased by 1333 channels to make 84,303 channels and lines of zonal communication, of which the capacity of computerized dial offices, 81,591 channels (an increase of 2,670 channels).

The operating capacity of long-distance exchanges increased by 2,626 channels to 67,361 channels.

The utilization factor of the long-distance exchanges is 80%.

At the moment, 15 automatic long-distance telephone exchanges operate in OJSC N.W.Telecom subsidiaries. The automatic long-distance telephone exchanges are connected to automatic switching centers, international switching centers and international telephone exchanges of OJSC Rostelecom.

There are switching halls and two-frequency semiautomatic equipment for servicing of the non-automatic part of exchange at the long-distance exchanges.

The telephone networks at the long-distance and international level are actually digitized. The intrazone primary network of N.W.Telecom is based on the use of cable, relay, and overhead transmission lines. The cable transmission lines use both analog or digital transmission systems.

In 2006, the increase in the length of long-distance telephone channels formed by digital transmission systems was 5,614,300 channel-km, of which, formed by digital transmission systems, 5,628,640 channel-km.

7.3. Key Economic Indices of the Company

Table 4. Key economic indices

Indices	Unit of measurement	2005	2006	Rate of index change, 2006/2005 (in %)
Returns from sales of goods, products, works, services	million roubles	20 383	20 473	100.4%
Income from communication services	million roubles	19 715	18 803	95.4%
Expenses	million roubles	16 573	15 499	93.5%
Sale profit	million roubles	3 811	4 974	130.5%
Profit before taxes	million roubles	2 829	3 508	124.0%
Net profit	million roubles	1 844	2 426	131.6%

In 2006, receipts from the sale of goods, products, work, and services amounted to 20,473 million roubles, including the receipts from communication services in the amount of million roubles, or 92 % of the total income.

The receipts growth in 2006 against 2005 was 0.4%, or RUR 90 million.

The costs related to the traditional business were RUR 15,499 million, the growth rate against the 2005 level being 93.5%.

7.4. Structure of Income by Types and Categories of Consumers in 2006

Table 5. Structure of income by types and categories of consumers in 2006

Varieties of services	Total (less VAT). RUR thousand	including prom private customers
Income from communication services - total including:	18 802 645	9 998 027
intrazone, long-distance and international communication services	1 772 768	734 564
local telephone communication	10 910 514	7 884 396
document telecommunication	2 025 382	1 145 124
mobile communication	5 558	1 987
from connection and traffic passage services	3 585 684	0
other	502 740	231 956

The Company's receipts from communication services reduced by 4.6% in 2006 to RUR 18,803 million. The reduction in the proportion of the receipts from communication services in 2006 is attributable to the cnahges in the costs structure as a result of the continuing liberalization of the national/international communication market: from 01.01.2006, N.W.Telecom was an agent of operators licensed to provide national/international communication services, and did not show the receipts from the users inits accounts.

Individuals remained the main user of communication services, paying 53% pf the income received, with 38% paid by corporations and 9%, by budget organizations.

Fig. 3. Structure of OJSC N.W.Telecom's income in 2006


Connection and traffic passage services 19%
Receipts fm other communication services 3%
Receipts fm long-distance, intrazone & international telephone communication 9%
Mobile telecommunication 0%
Document telecommunication 11%
Local telephone communication 58%

7.5. Costs structure (consolidated) in 2006

Table 6. Costs structure (consolidated) in 2006

Varieties of services	2005	2006	Rate of index change, 2006/2005 (in %)
	RUR thousand	RUR thousand	
Expenses for key activities – total, including:	16 572 811	15 498 680	93.5%
expenses for wages	5 578 050	5 288 145	94.8%
deductions for social insurance	1 220 630	1 169 162	95.8%
depreciation	1 964 877	2 495 234	127.0%
material expenses	780 384	824 054	105.6%
expenses related to services of communication operators	638 924	1 329 657	208.1%
expenses for OJSC Rostelecom's services	2 864 008	133 528	4.7%
services of outside organizations	2 045 850	2 690 204	131.5%
other	1 480 088	1 568 696	106.0%

The most material differences from the operating costs of 2005 were recorded in 2006 for the following lines:

"Labor costs": 5.2% cost reduction. The cost reduction for this item is related to the personnel reduction in 2005 and one-time payments to dismissed employees as part of the Company restructuring that was going on.

"Wear and depreciation": 27% cost increase due to sizeable commissioning of new fixed assets.

"Communication operator services costs": The 108% growth of communication operator services costs is related to the changed terms of settlements with connected communication operators effective from 01.07.06, and introduction of payment for calls to cellular phones from local subscribers.

"OJSC Rostelecom services costs": 95% cost reduction. Due to the liberalization of the national/international communication market: From 01.01.06, N.W.Telecom did not provide national/international communication services to its customers, remaining a zonal communication operator, and therefore did not bear expenses related to long-distance or international communication services.

Fig. 4. Structure of OJSC N.W.Telecom's expenses in 2006



Outsider services
17%
Other
10%
OJSC Rostelecom
service costs
1%
Labor costs
34%
Communication operators
service costs 9%
Social
insurance
deductions
8%
Material costs
5%
Depreciation
16%

The principal change of the cost proportion as a percentage of the total costs took place in the lines "OJSC Rostelecom services costs" (-16%) and "Communication operator services costs" (+5%), which was caused by the changed terms of settlements with OJSC Rostelecom and communication operators. The increase in other cost items as a percentage of the total costs is related to the reduction of the absolute amount of costs.

7.6. Basic Efficiency Indices of the Company's Activity

Table 7. Basic efficiency indices of the Company's activity

Indices	Unit of measurement	2005	2006	Rate of index change (%)
Sales profitability	%	23.0%	32.1%	139.6%
Profitability in respect of net profit	%	11.1%	15.7%	140.7%
Prime cost per RUR 100 of receipts	roubles	81	76	93.1%
EBITDA	million roubles	5 455	6 701	122.9%
EBITDA margin	%	26.8%	32.7%	122.3%
Receipts per line	roubles	4 752	4 649	97.8%
Profit per line	roubles	430	551	128.2%
Receipts per employee	roubles	637 402	764 578	120.0%
Profit per employee	roubles	57 667	90 609	157.1%
Number of lines per employee	pcs.	134	164	122.6%

<u>*Handling the accounts receivable*</u>

As of 31.12.2006, the total accounts receivable of the Company was RUR 2,231,183,000. During the year 2006, these accounts dropped by RUR 23,570,000, or by 1.0%.

In 2006, the accounts receivable for communication services decreased by RUR 149,378,000, or by 8.8%, to become RUR 1,541,456,000 as of 31.12.2006. These accounts dropped for the following communication service user categories:

- individuals, by RUR 224,992,000 or 28.3%,
- special-rate individual categories, by RUR 289,924,000 or 60.4%,
- non-budgetary organizations, by RUR 19,413,000 or 9.6%,

- budgetary organizations, by RUR 12,493,000 or 12.3%.

For the "Communication operators" category, the accounts receivable increased by RUR 397,444,000 or by 349.1%, as a debt was formed under the cooperation and connection contracts signed with OJSC Rostelecom since 01.01.2006, and the business terms of communication operators' connection changed from 01.07.2006.

The current accounts receivable for communication services was RUR 1,109,073,000, growing by RUR 90,916,000 or 8.9% compared to the beginning of the reporting year, due to the increase of comunication operators' current debt by RUR 336,297,000 or 334.6% for the reasons explained above. For other communication service user categories, the current debt was reduced:

- individuals, by RUR 221,019,000 or 32.6%,
- special-rate individuals, by RUR 19,000 or 100.0% due to the law amendments and cancelled communication service charge benefits,
- non-budgetary organizations, by RUR 22,136,000 or 12.8%,
- budgetary organizations, by RUR 2,207,000 or 3.3%.

In order to prevent indebtment, the following actions were implemented.

Fulfillment of contract terms by agents was controlled, in particular regarding timely delivery of user bills and transfer of collected communication service payment moneys. The bill delivery deadlines were reduced from 5-7 days to 3-5 days, and the cases of untimely transfer of collected communication service payment moneys were minimized.

Contracts were signed with 17 crediting and other organizations for collection of payments via automatic cash terminals and information/payment kiosks. The advantages of the above payment methods are minimum periods of delivery of moneys and payment registers (on the next business day), and the ability to automate the process of effected payments data transmission to the billing system.

Advance payments were invited. The proportion of individual users who paid for communication services inadvance was 58.0% by the end of the reporting year. The proportion of contracts providing for prepayment for communication services was 67.4% for non-budgetary organizations, and 57.6%, for budgetary organizations.

The overdue accounts receivable dropped by RUR 240,295,000 or 35.7% to RUR 432,383,000 The following indebtment changes were recorded, by communication service user category:

- individuals, by RUR 3,973,000 or 3.4%,
- special-rate individual categories, by RUR 289,905,000 or 60.4%,
- non-budgetary organizations, by RUR 2,723,000 or 9.3%,
- communication operators, by RUR 61,147,000 or 458.3%,
- budgetary organizations, by RUR 10,287,000 or 29.4%.

To handle overdue accounts receivable, pre-trial and legal actions were taken, and enforcement of court judgments by authorities and money receipts under writs were monitored.

Among the pre-trial actions were notifying the users of their debt by automatic voice announcements and by mailing written notices, suspension of communicatin services, and presenting claims. In the reporting period, 419,000 claims were sent to debtors to the total amount of RUR 740,879,000. 280,000 claims were settled out of court to the amount of RUR 516,585,000.

Where the bills were still not paid after the above actions, lawsuits to exact the debt were presented to the court. In the reporting year, the Company presented 17,000 lawsuits to the amount of RUR 94,939,000. RUR 305,465,000 was received under lawsuits presented in 2006 and earlier.

Due to the changes in the business terms of connection effective from 01.07.2006, there were disputes with communication operators as to settlements under the new conditions and renegotiation of contracts, which resulted in growing accounts receivable for this category of communication service users. As a result of the pre-trial actions, RUR 106,739,000 was received as repayment of the debts. 16 lawsuits to the amount of RUR 43,643,000 were brough against operators the disputes with which were not settled out of court.

To control enforcement by authorities of court judgments requiring exaction of debts for services provided in favor of the Company, requests about the progress of enforcement were sent, complaints of unlawful acts (omission) by officers of justice were mailed to superior and supervisory authorities, and lawsuit applications were filed to impose legal penalties for failure to do the actions stated in writs on persons to whom such actions were assigned.

As a result of the said actions to recover moneys under writs issued in the basis of court judgments to exact budget debts for benefits provided in favor of the Company, RUR 212,742,000 was received. The total accounts receivable in this category was RUR 189,773,000 as of 31.12.2006. All the debts were claimed in court.

One of the instruments to manage accounts receivable is planning the corresponding budget figures and monitoring their fulfillment. The targets set for 01.01.2007 were fulfilled as follows:

- Accounts receivable for communication services: RUR 1,541,456,000, the target being RUR 1,718,875,000;
- Turnover of accounts receivable for communication services: 25.0 days, the target being 28.6 days;
- Accounts receivable per telephone set: RUR 350, the target being RUR 392.

In order to exercise fast-response control of budget fulfillment, information on the accounts receivable status was generated monthly, the company's Management was informed on deviations found in the work, and particular targets were set to reduce the level and to fulfill the budget targets of accounts receivable.

For 2007, the Company intends to further reduce its accounts receivable and to improve the indicators describing their management by:

- actions to prevent occurrence of accounts receivable,
- timely and comprehensive actions by all structural units involved in accounts receivable management,
- monitoring of accounts receivable management from the day of their occurrence up to the day of their complete settlement.

As part of accounts receivable management, it is intended to introduce monthly control, instead of quarterly control, of timeliness and completeness of actions taken to claim the debts of particular users by implementing the "Accounts Receivable" master report based on the technology by SAS.

Adoption of the unified billing system by the end of 2007 will enable getting online information on accounts receivable management, and setting unified work algorithms and uniform records of accounts receivable related to the core business in all of the Company's subsidiaries.

7.7. Information on the Amount of Net Assets of the Company

Table 8. Basic information on the amount of the Company's net assets

	Meas. unit	As of 01.01.07
1. Amount of net assets	RUR thousand	18 198 451
2. Authorized capital	RUR thousand	1 131 415
3. Reserve fund	RUR thousand	56 571
4. Ratio of net assets to authorized capital (line 1/line 2)	%	1608%
5. Ratio of net assets to sum total of authorized capital and reserve (line 1/(line 2+line 3))	%	1532%

In the reporting period, the net assets grew by RUR 2,017,029,000, or by 12%.

VIII. REPORT ON PAYMENT OF STATED (CALCULATED) DIVIDEND ON THE COMPANY'S SHARES

By the resolution of the Annual General Meeting of the Shareholders, the size and dates of payment of the dividend on the Company's ordinary and preferred shares were defined as follows:

- date of the resolution on the annual dividend payment passed by the general meeting of the shareholders: 30.06.2006,
- starting date of dividend payment approved by the resolution of the meeting: 15.08.2006,
- actual starting date of dividend payment: 15.08.2006,
- final date of dividend payment approved by the resolution of the meeting: 15.12.2006,
- dividend amount payable per ordinary share: RUR 0.265, per preferred share: RUR 0.652;
- dividend payment instrument: cash.

As of the final date of dividend payment, the amount of dividend paid, and its percentage of the total amount of dividend payable (if the dividend is not paid in full, explanations should be given) were RUR 391,925,611.47 (98.79%). The reasons of incomplete payment were: missing or incorrect bank ID data specified in the lists provided by the registrar (for corporations), or return of dividends previously transferred by mail order (individuals).

Table 9. Dynamics of stated (accrued) dividend on shares of the Company (per share)

Type of securities	2003	2004	2005	2006 *
	Amount (roubles)	Amount (roubles)	Amount (roubles)	Amount (roubles)
Common shares	0.083	0.248	0.265	0.357
Preferred type A shares	0.357	0.469	0.652	0.858

* *The amount of the dividend recommended by the Board of Directors of the Company for approval at the annual general meeting of the shareholders.*

IX. INFORMATION ON THE MOST IMPORTANT TRANSACTIONS MADE BY THE COMPANY

During the year 2006, in order to comply with Article 81 of the Federal Law on Corporations (edition of 27.07.2006), the Company monitored related party transactions. One of the major factors enabling timely identification of related part transactions is timely updating of the list of related parties posted on the Company's website http://www.nwtelecom.ru in the For Investors and Shareholders section.

During the year 2006, all related party transactions were submitted to the Board of Directors for review, and approved by the Board of Directors prior to their signing.

The transaction between N.W.Telecom and OJSC Telecominvest for the purchase of 100% of shares of CJSC P.T.T. is simultaneously a large transaction and a related party transaction. In accordance with Articles 79 and 81 of the Federal Law on Corporations, this transaction was first approved by the Board of Directors (Minutes No. 30-06 of the Board of Directors' session of 03.11.2006), and then presented to the annual general meeting of the N.W.Telecom shareholders for approval. The extraordinary general meeting of the N.W.Telecom shareholders approved the transaction of purchase of the 100% interest in CJSC P.T.T. on December 18, 2006.

Table 10. List of related-party transactions approved by the Board of Directors.

No.	Parties to contract	Minutes of the Board of Directors No., date	Data on the person(s) interested in the transaction	Subject of the contract	Price of contract
			1st quarter of the year 2006		
1	OJSC N.W.Telecom, OJSC Rostelecom	No.01-06 of 19.01.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom **K.V. Belyaev-** Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of OJSC Rostelecom The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).	providing services in equipment operations support	4,720.00 roubles
2	OJSC N.W.Telecom, ICJSC Medexpress	No.02-06 of 01.02.2006	**V.N. Yashin-** Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak -** Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	motor vehicle insurance	$ 50 935.00
3	OJSC N.W.Telecom, ICJSC Medexpress	No.02-06 of 01.02.2006	**V.N. Yashin-** Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress	Obligatory insurance of motor vehicles owners civil liability	116,707.50 roubles

			G.B. Chernyak - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*		
4	OJSC N.W.Telecom, ICJSC Medexpress	No.02-06 of 01.02.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	additional agreement to the contract of insurance	216,528.00 roubles
5	OJSC N.W.Telecom, ICJSC Medexpress	No.02-06 of 01.02.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	additional agreement to the contract of insurance	1,768,336.57 roubles
6	OJSC N.W.Telecom, LLC Artelecom Service	No.02-06 of 01.02.2006	**N.G. Bredkov** - Member of the Management Board of OJSC N.W.Telecom and Member of the Board of Directors of LLC Artelecom Service OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (LLC Artelecom Service) *The interest of OJSC N.W.Telecom in Artelecom Service LLC is 77.00%.*	providing the loan	9,252,000.00 roubles
7	OJSC N.W.Telecom, OJSC Svyazintek	No.03-06 of 09.02.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party to the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	master system development	$ 1 122 084.05

8	OJSC N.W.Telecom, OJSC Svyazintek	No.03-06 of 09.02.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party to the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	providing the services of introducing the programme of customer relationship management	$ 263 645.18
9	OJSC N.W.Telecom, LLC RSU-Telecom	No.03-06 of 09.02.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC RSU-Telecom OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	additional agreement to the contract of premises overhaul	220,301.00 roubles
10	OJSC N.W.Telecom, OJSC JSCB Svyaz-Bank	No.05-06 of 22.02.2006	**A.N.Kiselyov and K.V.Belyaev** – Members of the Board of Directors of OJSC N.W.Telecom and Members of the Board of Directors of OJSC JSCB Svyaz-Bank **V.A.Khusnutdinova** - Member of the Management Board of OJSC N.W.Telecom and Member of the Board of Directors of OJSC JSCB Svyaz-Bank	bank deposit contract	500,000.00 roubles
11	OJSC N.W.Telecom, ICJSC Medexpress	No.05-06 of 22.02.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	contract of the employees insurance	1,616,049.00 roubles
12	OJSC N.W.Telecom, OJSC URC	No.05-06 of 22.02.2006	N.W.Telecom shareholder (OJSC Svyazinvest), jointly with its affiliates (OJSC Rostelecom and NP CIPRT), owns in all over 20 percent of voting shares of the second party of the transaction (OJSC ORK)	additional agreement to the contract of register keeping	-
13	OJSC N.W.Telecom, ICJSC Medexpress	No. 06-06 of 06.03.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	contract of the employees insurance	113,029,475.00 roubles

14	OJSC N.W.Telecom, LLC "RDPC Svyazist"	No. 06-06 of 06.03.2006	**N.G.Bredkov and G.B.Chernyak** – Members of the Management Board of OJSC N.W.Telecom and Members of the Board of Directors of LLC "RDPC Svyazist" OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	supplementary agreement to the Contract of asset management	-
15	OJSC N.W.Telecom, OJSC GiproSvyaz	No. 07-06 of 29.03.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Giprosvyaz).	design work	18,194,918.42 roubles
2nd quarter of the year 2006					
16	OJSC N.W.Telecom, OJSC JSCB Svyaz-Bank	No. 09-06 of 10.04.2006	**A.N.Kiselyov and K.V.Belyaev** – Members of the Board of Directors of OJSC N.W.Telecom and Members of the Board of Directors of OJSC JSCB Svyaz-Bank **V.A.Khusnutdinova** - Member of the Management Board of OJSC N.W.Telecom and Member of the Board of Directors of OJSC JSCB Svyaz-Bank	contract of guarantee	-
17	OJSC N.W.Telecom, LLC "RDPC Svyazist"	No. 09-06 of 10.04.2006	**N.G.Bredkov and G.B.Chernyak** – Members of the Management Board of OJSC N.W.Telecom and Members of the Board of Directors of LLC "RDPC Svyazist" OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	sale of recreation vouchers	60,452,400.00 roubles
18	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 09-06 of 10.04.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	1,155,591.25 roubles
19	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 09-06 of 10.04.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	1,379,396.90 roubles
20	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 09-06 of 10.04.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	1,018,592.47 roubles
21	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 09-06 of 10.04.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	2,396,866.96 roubles

22	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 09-06 of 10.04.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	2,382,429.18 roubles
23	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 09-06 of 10.04.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	1,721,095.87 roubles
24	OJSC N.W.Telecom, LLC RSU-Telecom	No. 09-06 of 10.04.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC RSU-Telecom OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	additional agreement to the contract of movable property listing	-
25	OJSC N.W.Telecom, CJSC St. Petersburg Payphones	No. 10-06 of 19.04.2006	V.N. Yashin is a Member of the Board of Directors of OJSC N.W.Telecom and the Chairperson of the Board of Directors of CJSC St. Petersburg Payphones at the same time.	payment collection	-
26	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 10-06 of 19.04.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	827,021.81 roubles
27	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 10-06 of 19.04.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	512,262.48 roubles
28	OJSC N.W.Telecom, ICJSC Medexpress	No. 10-06 of 19.04.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	additional agreement to the hull insurance contract (KASKO)	1,907,328.88 roubles

29	OJSC N.W.Telecom, ICJSC Medexpress	No. 10-06 of 19.04.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	additional agreement to the hull insurance contract (KASKO)	341,797.17 roubles
30	OJSC N.W.Telecom, ICJSC Medexpress	No. 10-06 of 19.04.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	contract of insurance	36,000.00 roubles
31	OJSC N.W.Telecom, the Russian Foundation of the History of Communications	No. 11-06 of 27.04.2006	**V.N.Yashin** - Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of the Russian Foundation of the History of Communications **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Management Board of the Russian Foundation of the History of Communications	Gratuitous donations	7,800,000.00 roubles
32	OJSC N.W.Telecom, OJSC Rostelecom	No. 13-06 of 17.05.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom **K.V. Belyaev**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of OJSC Rostelecom The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).	Services related to issue of specifications for equipment arrangement and operating/maintenance	146,876.00 roubles

33	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 13-06 of 17.05.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	2,864,363.69 roubles
34	OJSC N.W.Telecom, OJSC GiproSvyaz	No. 13-06 of 17.05.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Giprosvyaz).	working project development	704,656.00 roubles
35	OJSC N.W.Telecom, OJSC GiproSvyaz	No. 13-06 of 17.05.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Giprosvyaz).	working project development	337,284.00 roubles
36	OJSC N.W.Telecom, OJSC URC	No. 14-06 of 19.05.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated parties (OJSC Rostelecom and Non-Profit Partnership Centre for Research of Telecommunications Development Problems), holds all in all over 20 per cent of the voting shares of the second party to the transaction (CJSC United Registration Company).	additional agreement to contract of accepting ballots for voting at the general meeting of the shareholders from shareholders of the Company	150,989.00 roubles
37	OJSC N.W.Telecom, OJSC Rostelecom	No. 15-06 of 19.05.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom **K.V. Belyaev**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of OJSC Rostelecom The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).	contract of agency	-
38	OJSC N.W.Telecom, OJSC Rostelecom	No. 15-06 of 19.05.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom **K.V. Belyaev**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of OJSC Rostelecom	additional agreement to the contract of rendering services	-

			The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).		
39	OJSC N.W.Telecom, OJSC Rostelecom	No. 15-06 of 19.05.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom **K.V. Belyaev**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of OJSC Rostelecom The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).	additional agreement to the contract of rendering services	-
40	OJSC N.W.Telecom, CRTDP NPP	No. 16-06 of 06.06.2006	**V.A.Akulich**- Member of the Board of CRTDP NPP and Member of the Board of Directors, Chairperson of the Management Board and General Manager of OJSC N.W.Telecom	transfer of target membership fees	130,000,000.00 roubles
41	OJSC N.W.Telecom, OJSC Rostelecom	No. 16-06 of 06.06.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom **K.V. Belyaev**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of OJSC Rostelecom The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).	long-distance and international telecommunication services	-
42	OJSC N.W.Telecom, ICJSC Medexpress	No. 16-06 of 06.06.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of employees insurance	1,616,049.00 roubles

43	OJSC N.W.Telecom, OJSC Rostelecom	No. 17-06 of 15.06.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom **K.V. Belyaev**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of OJSC Rostelecom The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).	maintenance of line and cable facilities	228,000.00 roubles
44	OJSC N.W.Telecom, ICJSC Medexpress	No. 17-06 of 15.06.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	providing a space in operating premises	28,244.75 roubles
45	OJSC N.W.Telecom, OJSC RTComm.RU	No. 17-06 of 15.06.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party to the transaction (OJSC RTComm.RU).	providing a space for placing equipment	25,736.62 roubles
46	OJSC N.W.Telecom, OJSC JSCB Svyaz-Bank	No. 18-06 of 22.06.2006	**A.N.Kiselyov and K.V.Belyaev** – Members of the Board of Directors of OJSC N.W.Telecom and Members of the Board of Directors of OJSC JSCB Svyaz-Bank **V.A.Khusnutdinova** - Member of the Management Board of OJSC N.W.Telecom and Member of the Board of Directors of OJSC JSCB Svyaz-Bank	additional agreement to the contract of bank deposit	-
47	OJSC N.W.Telecom, OJSC Rostelecom	No. 19-06 of 28.06.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom **K.V. Belyaev**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of OJSC Rostelecom	providing services related to engineering equipment	49,672.71 roubles

			The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).		
48	OJSC N.W.Telecom, LLC RSU-Telecom	No. 19-06 of 28.06.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC RSU-Telecom OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	servicing of compressor signal units (KSU) and unified compressor signal units (UKSU)	6,500,364.00 roubles
49	OJSC N.W.Telecom, CJSC MobiTel	No. 19-06 of 28.06.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (CJSC MobiTel).	consulting services	67,796. 61 roubles
50	OJSC N.W.Telecom, LLC "RDPC Svyazist"	No. 19-06 of 28.06.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC "RDPC "Svyazist" OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	supplementary agreement to the Contract of asset management	-
51	OJSC N.W.Telecom, OJSC JSCB Svyaz-Bank	No. 19-06 of 28.06.2006	**A.N.Kiselyov and K.V.Belyaev** – Members of the Board of Directors of OJSC N.W.Telecom and Members of the Board of Directors of OJSC JSCB Svyaz-Bank **V.A.Khusnutdinova** - Member of the Management Board of OJSC N.W.Telecom and Member of the Board of Directors of OJSC JSCB Svyaz-Bank	credit line contract	260,000,000 roubles
52	OJSC N.W.Telecom, OJSC JSCB Svyaz-Bank	No. 19-06 of 28.06.2006	**A.N.Kiselyov and K.V.Belyaev** – Members of the Board of Directors of OJSC N.W.Telecom and Members of the Board of Directors of OJSC JSCB Svyaz-Bank **V.A.Khusnutdinova** - Member of the Management Board of OJSC N.W.Telecom and Member of the Board of Directors of OJSC JSCB Svyaz-Bank	additional agreement to the contract of bank deposit	-
3rd quarter of the year 2006					
53	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 22-06 of 27.07.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	857,793.65 roubles

54	OJSC N.W.Telecom, ICJSC Medexpress	No. 22-06 of 27.07.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	motor vehicle insurance	5,596,218.80 roubles
55	OJSC N.W.Telecom, ICJSC Medexpress	No. 22-06 of 27.07.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of mandatory vehicle insurance (OSAGO)	1,438,400.79 roubles
56	OJSC N.W.Telecom, ICJSC Medexpress	No. 22-06 of 27.07.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	insurance of the legal entities' property	189,000.00 roubles
57	OJSC N.W.Telecom, ICJSC Medexpress	No. 22-06 of 27.07.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	insurance of the legal entities' property	15,000.00 roubles

58	OJSC N.W.Telecom, LLC RSU-Telecom	No. 22-06 of 27.07.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC RSU-Telecom OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	delivery of unified compressor signal units	1,186,155.00 roubles
59	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 22-06 of 27.07.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	1,224,831.00 roubles
60	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 22-06 of 27.07.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	1,440,432.00 roubles
61	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 22-06 of 27.07.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	1,627,341.00 roubles
62	OJSC N.W.Telecom, OJSC RTComm.RU	No. 22-06 of 27.07.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party to the transaction (OJSC RTComm.RU).	providing a space for placing equipment	15,400.00 roubles
63	OJSC N.W.Telecom, CJSC MobiTel	No. 23-06 of 08.08.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (CJSC MobiTel).	participation in the workshop	138,813.56 roubles
64	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 23-06 of 08.08.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	501,200.00 roubles
65	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 23-06 of 08.08.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	840,792.03 roubles

66	OJSC N.W.Telecom, ICJSC Medexpress	No. 25-06 of 05.09.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	hazardous industrial facility insurance	400.00 roubles
67	OJSC N.W.Telecom, OJSC STC	No. 25-06 of 05.09.2006	**E.V. Zabuzova**- Member of the Management Board of OJSC N.W.Telecom and Member of the Board of Directors of OJSC STK The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC STK).	organizing a conference workshop	11,113.77 roubles
68	OJSC N.W.Telecom, CJSC WestBalt Telecom	No. 25-06 of 05.09.2006	OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC WestBalt Telecom) *The equity interest of OJSC N.W.Telecom in CJSC WestBalt Telecom is 28.00%.*	acquisition of equipment	499,859.32 roubles
69	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 25-06 of 05.09.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	720,334.77 roubles
70	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 25-06 of 05.09.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	1,257,676.00 roubles
71	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 25-06 of 05.09.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	1,222,363.85 roubles
72	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 25-06 of 05.09.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design work	2,599,790.02 roubles

73	OJSC N.W.Telecom, OJSC Svyazintek	No. 25-06 of 05.09.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party to the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	billing transformation programme management	4,928,000.00 roubles
74	OJSC N.W.Telecom, ICJSC Medexpress	No. 26-06 of 20.09.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	common registered shares sale and purchase	12,731,020.00 roubles
75	OJSC N.W.Telecom, LLC "RDPC Svyazist"	No. 26-06 of 20.09.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC "RDPC "Svyazist" OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	supplementary agreement to the Contract of asset management	-
76	OJSC N.W.Telecom, LLC RSU-Telecom	No. 26-06 of 20.09.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC RSU-Telecom OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	current repairs of equipment	16,200,016.00 roubles
77	OJSC N.W.Telecom, the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	No. 26-06 of 20.09.2006	**A.A.Gogol** - Member of the Board of Directors of OJSC N.W.Telecom and Sole executive body (rector) of the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	providing educational services on a paid basis	20,040.00 roubles
78	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 26-06 of 20.09.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	115,236.00 roubles

79	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 26-06 of 20.09.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	75,998.00 roubles
80	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 26-06 of 20.09.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	96,508.00 roubles
4th quarter of the year 2006					
81	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 27-06 of 11.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	90,799.00 roubles
82	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 27-06 of 11.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	54,280.00 roubles
83	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 27-06 of 11.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	103,303.00 roubles
84	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 27-06 of 11.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	70,174.00 roubles
85	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 27-06 of 11.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	71,300.00 roubles
86	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 27-06 of 11.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	76,001.00 roubles

87	OJSC N.W.Telecom, LLC "RDPC Svyazist"	No. 27-06 of 11.10.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC "RDPC "Svyazist" OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	supplementary agreement to the Contract of asset management	296,610.17 roubles
88	OJSC N.W.Telecom, CJSC TD-Telecom	No. 27-06 of 11.10.2006	**V.I.Shumeyko** - member of the Management Board of OJSC N.W.Telecom and member of the Board of Directors of CJSC TD-Telecom	lease of non-residential premises	147,400.00 roubles
89	OJSC N.W.Telecom, OJSC Kolatelecom	No. 27-06 of 11.10.2006	OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (OJSC Kolatelecom) *The interest of OJSC N.W.Telecom in OJSC Kolatelecom is 50.00%.*	lease of non-residential premises	1,871,759.67 roubles
90	OJSC N.W.Telecom, CJSC WestBalt Telecom	No. 27-06 of 11.10.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (CJSC WestBaltTelecom).	lease of production premises	19,616,286.00 roubles
91	OJSC N.W.Telecom, LLC Parma-Paging	No. 27-06 of 11.10.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (LLC Parma Paging).	property sale and purchase	69,995.39 roubles
92	OJSC N.W.Telecom, CJSC WestBalt Telecom	No. 27-06 of 11.10.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (CJSC WestBaltTelecom).	installation of antenna mast facilities	69,915.25 roubles
93	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 29-06 of 24.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	181,601.00 roubles
94	OJSC N.W.Telecom, OJSC Rostelecom	No. 29-06 of 24.10.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).	lease of non-residential premises	313,042.68 roubles

95	OJSC N.W.Telecom, ICJSC Medexpress	No. 29-06 of 24.10.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	lease of non-residential premises	249,534.96 roubles
96	OJSC N.W.Telecom, CJSC TD-Telecom	No. 29-06 of 24.10.2006	**V.I.Shumeyko** - member of the Management Board of OJSC N.W.Telecom and member of the Board of Directors of CJSC TD-Telecom	providing a space for placing equipment	72,600.00 roubles
97	OJSC N.W.Telecom, ICJSC Medexpress	No. 29-06 of 24.10.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	insurance	95,310.00 roubles
98	OJSC N.W.Telecom, CJSC MobiTel	No. 29-06 of 24.10.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (CJSC MobiTel).	information services	35,593.22 roubles
99	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 29-06 of 24.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	9,110,169.49 roubles
100	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 29-06 of 24.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	12,076,272.00 roubles
101	OJSC N.W.Telecom, OJSC RTComm.RU	No. 29-06 of 24.10.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party to the transaction (OJSC RTComm.RU).	connecting general-education institutions in the framework of a state contract	28,000,000 roubles

102	OJSC N.W.Telecom, OJSC Telecominvest	No. 30-06 of 03.11.2006	**V.A. Akulich** - Member of the Board of Directors, Chairperson of the Management Board and General Manager of OJSC N.W.Telecom, Member of the Board of Directors of OJSC Telecominvest	securities sale and purchase	$ 97 000 000
103	OJSC N.W.Telecom, OJSC Telecominvest	No. 30-06 of 03.11.2006	**V.A. Akulich** - Member of the Board of Directors, Chairperson of the Management Board and General Manager of OJSC N.W.Telecom, Member of the Board of Directors of OJSC Telecominvest	securities sale and purchase	$ 100 000
104	OJSC N.W.Telecom, OJSC Telecominvest	No. 30-06 of 03.11.2006	**V.A. Akulich** - Member of the Board of Directors, Chairperson of the Management Board and General Manager of OJSC N.W.Telecom, Member of the Board of Directors of OJSC Telecominvest	contract of claim assignation	$ 200 000
105	OJSC N.W.Telecom, OJSC Rostelecom	No. 31-06 of 17.11.2006	**V.N.Yashin, A.N.Kiselyov and I.M. Ragozina** - members of the Board of Directors of OJSC N.W.Telecom and members of the Board of Directors of OJSC Rostelecom The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Rostelecom).	additional agreement to the contract of traffic handling	-
106	OJSC N.W.Telecom, ICJSC Medexpress	No. 31-06 of 17.11.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	additional agreement to the contract of vehicle insurance	143,079.16 roubles
107	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 31-06 of 17.11.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	1,389,518.00 roubles
108	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 31-06 of 17.11.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	2,066,481.00 roubles

109	OJSC N.W.Telecom, the Russian Foundation of the History of Communications	No. 31-06 of 17.11.2006	**V.N.Yashin** - Member of the Board of Directors of OJSC N.W.Telecom and Member of the Management Board of the Russian Foundation of the History of Communications **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Management Board of the Russian Foundation of the History of Communications	charitable support	2,000,000.00 roubles
110	OJSC N.W.Telecom, OJSC RTComm.RU	No. 32-06 of 30.11.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party to the transaction (OJSC RTComm.RU).	agency services	-
111	OJSC N.W.Telecom, OJSC Svyazintek	No. 32-06 of 30.11.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding jointly with its affiliated parties - inter-regional companies - more than 20 per cent of voting shares of the second party to the transaction (OJSC Svyazintek), holds more than 20 per cent of the Company's voting shares.	works in ERP centralized management	$ 567 441,49
112	OJSC N.W.Telecom, ICJSC Medexpress	No. 32-06 of 30.11.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	Additional agreement to the contract of mandatory vehicle insurance (OSAGO)	1,197,210.84 roubles
113	OJSC N.W.Telecom, ICJSC Medexpress	No. 32-06 of 30.11.2006	**V.N. Yashin**- Member of the Board of Directors of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress **G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Member of the Supervisory Board of ICJSC Medexpress OJSC N.W.Telecom holds over 20 per cent of voting shares of the second party to the transaction (ICJSC Medexpress) *The interest of OJSC N.W.Telecom in ICJSC Medexpress is 34.59%.*	insurance of corporate civil liability	800.00 roubles

114	OJSC N.W.Telecom, LLC Artelecom Service	No. 32-06 of 30.11.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (LLC Artelecom Service).	property sale and purchase	5,301,186.44 roubles
115	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 32-06 of 30.11.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	386,480.00 roubles
116	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 32-06 of 30.11.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	1,248,453.00 roubles
117	OJSC N.W.Telecom, OJSC RTComm.RU	No. 34-06 of 15.12.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Rostelecom), holds over 20 per cent of voting shares of the second party to the transaction (OJSC RTComm.RU).	providing services related to filling out tax returns	307,800.00 roubles
118	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 34-06 of 15.12.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	design and survey works	116,879.00 roubles
119	OJSC N.W.Telecom, LLC GiproSvyaz North-West	No. 34-06 of 15.12.2006	The shareholder OJSC N.W.Telecom (OJSC Svyazinvest), jointly with its affiliated party (OJSC Giprosvyaz), holds over 20 per cent of voting shares of the second party to the transaction (LLC Giprosvyaz North-West).	site operations	1,372,174.24 roubles
120	OJSC N.W.Telecom, OJSC Kolatelecom	No. 34-06 of 15.12.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Kolatelecom).	providing a space for placing equipment	436,820.12 roubles
121	OJSC N.W.Telecom, OJSC Kolatelecom	No. 34-06 of 15.12.2006	The shareholder of OJSC N.W.Telecom (OJSC Svyazinvest) holding more than 20 per cent of the Company's voting shares, holds over 20 per cent of voting shares of the second party to the transaction (OJSC Kolatelecom).	lease of non-residential premises	257,734.26 roubles

122	OJSC N.W.Telecom, the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	No. 34-06 of 15.12.2006	**A.A.Gogol** - Member of the Board of Directors of OJSC N.W.Telecom and Sole executive body (rector) of the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	lease of a part of non-residential building	1,578,492.09 roubles
123	OJSC N.W.Telecom, LLC "RDPC Svyazist"	No. 34-06 of 15.12.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC "RDPC "Svyazist" OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	lease of transport facilities	5,518,122.00 roubles
124	OJSC N.W.Telecom, the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	No. 34-06 of 15.12.2006	**A.A.Gogol** - Member of the Board of Directors of OJSC N.W.Telecom and Sole executive body (rector) of the State Educational Institution of Higher Professional Education - M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunication	providing educational services on a paid basis	34,500.00 roubles
125	OJSC N.W.Telecom, LLC "RDPC Svyazist"	No. 36-06 of 22.12.2006	**G.B. Chernyak** - Member of the Management Board of OJSC N.W.Telecom and Chairperson of the Board of Directors of LLC "RDPC "Svyazist" OJSC N.W.Telecom is the only participant of the second party in the transaction (the interest is 100%).	supplementary agreement to the Contract of asset management	-
126	OJSC N.W.Telecom, NPF Telecom-Soyuz	No. 36-06 of 22.12.2006	**V.N. Yashin** - Member of the Board of Directors of OJSC N.W.Telecom and the Chairperson of the Board of Telecom-Soyuz Non-Governmental Pension Fund	additional agreement to the contract of non-governmental pension insurance	153,108,000.00 roubles
127	OJSC N.W.Telecom, NPF Telecom-Soyuz	No. 36-06 of 22.12.2006	**V.N. Yashin** - Member of the Board of Directors of OJSC N.W.Telecom and the Chairperson of the Board of Telecom-Soyuz Non-Governmental Pension Fund	additional agreement to the contract of non-governmental pension insurance	-

X. KEY RISK FACTORS

10.1. Legal Risks

N.W.Telecom is subject to legal risks to the same extent as other organizations in the Russian Federation. N.W.Telecom pursues its business as communication operator, and does not export commodities, work, or services, therefore the legal risks related to the activities of N.W.Telecom are described for the internal market only.

Risks related to changes in currency regulation:

The risks related to changes in currency regulation are currently considered to be minimum. Due to the ongoing currency regulation liberalization policy, the risks related to changes in the currency laws are decreasing.

Risks related to changes in the customs inspection rules and customs duties:

Since some of the equipment purchased by N.W.Telecom to provide communication services are manufactured from components made outside Russia, possible changes in the customs inspection rules and customs duties may present certain risks to N.W.Telecom related to rises in prices for fixed assets to be purchased.

Risks related to changes in the laws on communication

In 2006, new regulatory/statory documents regulating the communication business became effective. In addition, some regulatory documents were materially extended and amended. For example, Resolution No. 837 of the RF Government dated 29.12.2005 made amendments to the List of Licensable Communication Services and the List of License Terms; amendments were also made to the Rules for Provision of Local, Intrazone, Long-Distance, and International Telephone Communication Services approved by Resolution No. 310 of the RF Government dated 18.05.2005, and to the Rules of Connection of Telecommunication Networks and their Interaction approved by Resolution No. 161 of the RF Government dated 28.03.2005. Besides, the Rules of Interaction of Communication Operators with Authorized Governmental Authorities Engaged in Field Investigation Activities approved by Resolution No. 538 of the RF Government dated 27.08.2005, Requirements for the Architecture of a Public Access Telephone Network and Requirements for Traffic Passage Procedures made effective by Orders Nos. 97 and 98 of 08.08.2005, etc. became effective. Since the legislation related to communications is still under development, and the practice of enforcement of existing regulatory/statutory acts is not uniform, it is rather difficult to uniquely define the risks that may adversely affect the results of N.W.Telecom's activities.

Since N.W.Telecom is a natural monopoly entity, its activity is subject to governmental regulatin and control, incuding pricing regulation, which is exercised by defining the prices (rates) or their limit level. In 2006, the Rules of Governmental Regulation of Prices for Connection and Traffic Passage Services Provided by Operators Having a Material Position in the Public Access Communication Network, and the list of services provided by operators having a material position in the public access communication network where the prices are subject to governmental regulation, approved by Government Resolution No. 627 of 19.11.2005, came into effect. Governmental regulation of charge rates for communication services provided by N.W.Telecom may in some cases lead to lower competitiveness of N.W.Telecom rates compared to the rates of competitors not subject to governmental regulation and control.

Risks related to the changes in the requirements for licensing of the N.W.Telecom core activity or for licensing of the rights to use facilities whose circulaiton is limited (natural resources included) :

Under the existing laws, the core activity of N.W.Telecom is subject to licensing. The list of licensing terms is formed and annually adjusted by the Government of RF in compliance with the Federal Law on Communication of 07.07.2003. Due to the coming into effect of Resolution No. 87 of the RF Government "On Approval of the List of Licensable Communication Services and the List of License Terms" dated 18.02.2005 (as amended by RF Government Resolution No. 837 of December 29, 2005), N.W.Telecom takes steps to revise the previously issued (existing) licenses).

Resolution No. 87 of the RF Government "On Approval of the List of Licensable Communication Services and the List of License Terms" dated 18.02.2005 (in the version of RF Government Resolution No. 837 dated 29th December 2005) established the list of names of communication services to be entered in licenses, and the appropriate lists of licensing terms.

The licensing terms set in earlier issued licenses shall be applied in the part that does not contradict the regulatory legal acts in effect.

Understanding that the new requirements for connection of telecomunication networks and building of a public access telephone communication network, traffic passage, services of local, intrazone, long-distance, and international telephone communication, and mobile communication services will materially affect fulfillment of some of license terms contained in the licenses issued before January 1, 2004, N.W.Telecom applied to Rossvyaznadzor in November 2005 for amendments to/revision of the existing licenses, including the licensing terms.

For instance, the licensing terms of the following licenses were amended:

- No. 23227 Local and intra-zone telephone communication services;
- No. 24459 Mobile radiotelephone communication services
- No. 22791 Telematic services;
- No.30205 Mobile radio communication services in the 450 MHz band (IMT-MC450 technology)
- No.23224 Leasing out communication channels;
- No.32240 Provision of communication services for cable broadcasting
- No.24658 Broadcasting of sound programmes over the wired radio network
- No.22792 Provision of data transmission services;
- No.23226 Telegraph communication services

The terms of acitivity under other licenses of N.W.Teelcom do not contradict to the regulatory requirements, and did not require amendments.

Risks related to changes in the tax regulation:

The risks related to possible changes in the tax regulation are currently considered as standard risks for usual business activity of N.W.Telecom. However, the Russian tax legislation allows for various interpretation of its norms in some cases. Due to this, the tax authorities may take a stricter stand in interpeting the tax legislation. As a result, it is possible that transactions and activities that have not been challenged before may be challenged. Considerable additional taxes, penalties, and fines may be charged. Tax inspections may be applied to the three calendar years immediately preceding the year of review.

N.W.Telecom generally interpretes the law provisions correctly, and it is highly probable that N.W.Telecom will retain its current position in terms of tax legislation requirements. On the other hand, it is equally probable that in certain cases of interpretation of legal requirements and calculation of the appropriate tax liabilities, N.W.Telecom has taken a stand that may be later considered by governmental fiscal authorities as lacking sufficient grounds.

Risks related to ongoing trials involving N.W.Telecom

N.W.Telecom is the defendant in a number of arbitration trials. However, in the opinion of the Company's Management, the results of these trials will not have any material impact on the Company's financial standing. The only exception is the trial going on at the Arbitration Court of Moscow by application of N.W.Telecom claiming invalidation of Decision No. 14 to find a taxpayer (or duty payer, or tax agent) tax answerable for a tax offence of 08.12.2006. This resolution was passed by the Interregional Inspectorate of the Federal Tax Service of Russia for largest taxpayers based on the results of a field tax audit to review correctness of tax calculation and payment by N.W.Telecom in 2003-2004. N.W.Telecom was after-charged RUR 436,316,863.49 as taxes, RUR 77,111,045.42 as interest for default, and RUR 70,165,409.35 as penalty. The total of the taxes, interests for default, and penalties charged as a result of the audit was RUR 583,593,318.26.

The Company believes that the tax authority had no legal grounds for such after-taxation and default interest and penalty charging, and that the Arbitration Court of Moscow, upon review of the claims presented by N.W.Telecom, will give a judgment confirming the validity of the actions of N.W.Telecom.

10.2. Key Economic Risk Factors

The financial policy of N.W.Telecom oriented at higher capitalization, higher solvency, improvement of credit ratings, and lower costs of borrowing, is base don the following principles:

1. Transparent and consistent financial policy.
2. Improvement of the financial standing to the level of the best international analogs.
3. Diversification of funding sources.

4. Higher efficiency of circulating assets management.

5. Implementation of the financial risk management policy.

In its financial ctivity, N.W.Telecom pays special attention to main financial risks management. One of the basic tasks in financial risk management is definition and reduction of refinancing risks, interest risk, and currency risk. To reduce possible losses in case of unfavorable scenarios of financial market trends, N.W.Telecom develops management policies for appropriate risks, and reduces the size of potential losses by using a system of risk level identification and control and liability structure targets.

As of the end of 2006, the debt burden of N.W.Telecom is at a moderate level, the net debt/EBITDA ratio being 1.43. The debt structure features are a relatively short repayment period of 1.75 years (including the 100% offer for the 3rd bonded debt), or 2.39 years (less the 100% offer for the 3rd bonded debt). In pursuing its business, the Company intends to build its liabilities portfolio evenly distributing its short-term, medium-term, and long-term instruments. The target average debt duration of N.W.Telecom, new investments included, is defined as 2.5 years, which corresponds to international practice. Maintaining the duration within this range will enable the Company to build a credit portfolio with a low refinancing risk.

In order to reduce the refinancing risk, N.W.Telecom also takes steps to maintain the current liquidity level, to ensure free crediting limits with commercial banks, and to build its liability portfolio with an even servicing schedule. N.W.Telecom has defined the current liquidity level of 1.0 as its target. The current liquidity ratio was 0.7 by the end of 2006, which meets the restrictions provided by the terms of effective credit agreements.

Commercial banks have opened sufficient free credit lines for N.W.Telecom. As of the end of 2006, 10.249 billion roubles of confirmed bank credit limits was available for drawing. Therefore, the refinancing risk is estimated as moderate for the Company.

As interest rates are highly volatile on the Russian and international financial markets, N.W.Telecom is subject to a risk of possible losses in case of an increase in the financial liabilities servicing costs. N.W.Telecom finds it advisable to use both fixed interest rate instruments and floating interest rate instruments where the servicing costs are set for a certain interest period based on market rates (Libor, Euribor).

N.W.Telecom also intends to borrow in roubles at interest rates to be set on the basis of indicators of credit resource value on the Russian financial market (such as MosPrime). For instance, in the 4th quarter of 2006, the Company signed the following contracts:

- to a total amount of RUR 800,000,000 – with CJSC Reiffeisen Bank at the MosPrime rate of 3M+2.3% per annum,
- to the amount of RUR 500,000,000 – with CJSC ING Bank (Eurasia) at the MosPrime rate of 3M+2.4% per annum.

The use of such instruments enables extension of the borrowing period on the existing market, and expansion of the range of potential investors. N.W.Telecom finds that an interest risk with the proportion of liabilities with a floating interest rate of about 40% of the total liabilities is acceptable. As of the end of 2006, the proportion of such liabilities did not exceed 20% of the total debt.

The principal of the active debt in the amount of 61% as of the end of 2006 was formed by using such public instruments as bonds. The proportion of conditionally public debt is 17.5%, and the proportion of non-public debt, about 21.5%. The Company has an experience in attracting international syndicated credits, and may use other instruments of conditionally public debt (CLN, bills etc.).

The target structure of the debt is determined by the following structure of debt instruments:

- public debt, 55%;
- conditionally public debt, 25%;
- non-public debt, 20%.

Nearly all of the proceeds of N.W.Telecom are denominated in roubles. The bulk of the Company's expenses is also denominated in roubles (including those related to purchase of imported equipment from Russian suppliers). Therefore, to reduce possible losses from currency exchange rate variations, most of the borrowed funds is also drawn in the Russian currency.

With regard to its high credit scores and favorable credit history, N.W.Telecom has ways of access to Western markets today to borrow funds. Moreover, the potential borrowing parameters (amounts and dates) on the international market are much more favorable compared to the resorces of the Russian financial system.

In addition, application by N.W.Telecom to international financial markets enables establishing a public international credit history, which ensured sources for the Company's future development that are optimal intheir size, duration, and costs.

The key financial instruments in currency borrowing are:

- Non-public debt:
  - Commodity credits (credits by equipment suppliers)
  - Bank credits
  - Leasing.
- Conditionally public debt:
  - CLN (credit notes)
  - International syndicated credits
  - Promissory notes.
- Public debt:
  - Eurobonds
  - Other liabilities related to public debt.

Receiving proceeds that are denominated inroubles, and borrowing funds denominated in foreign currencies, N.W.Telecom accepts the risk of the rouble amount of payments under the appropriate liability growing with the growth of the currency's exchange rate against the rouble (opens a short position for this currency). Thus, we face the task of limiting and minimizing possible adverse effects from a drop of the rouble's exchange rate against the currencies in which the company's liabilities are denominated, i.e. currency risk hedging.

The choice of a current risk hedging option is based on analytic predictions considering the following essential factors and organizational procedures:

- comparison of the efficient servicing costs of borrowed currency funds (hedging costs included) plus their interest rate and debt instrument denominated in roubles and comparable in structure, size, and dates;
- orientation to the best hedging transaction terms as may be found on the current market, based on the tendering approach;
- use of tax preferences and exemptions as provided by the law to cut down the effective costs of borrowing (the hedging costs included).

In September 2006, in order to insure against possible losses due to an increase in the RUR/EUR exchange rate, and as part of the program of management of currency risks related to obtainment of a syndicated credit of 50 million Euros, N.W.Telecom entered into a hedging transaction with CJSC CB Citibank to the total amount of 11,759,000 Euros at the uniform forward rate of RUR 34.73/EUR.

A supply forward was selected as the hedging instrument, with its value dates defined in accordance with the repayment schedule of the principal debt and the total interest accrued under the syndicated credit. The hedged amount consists of 10 million Euros as the principal debt, and EUR 1,759,000 as the interest accrued for the entire period of validity of the syndicated credit, based on the bank margin of 2% per annum. This transactionhelped N.W.Telecom to partly insure against unfavorable variations of the RUR/EUR exchange rate, and thus against an increase of the total borrowing cost.

It is considered advisable to borrow in foregin currencies if the effective currency cost of servicing of such borrowing (the hedging costs included) is lower than the the costs of borrowing of rouble debt instruments similar in size, dates, and structure.

With regard to the current financial/business standing of N.W.Telecom, and its medium-term development plans providing for investments in the telecommunication netwrk updating and expansion, the Management of N.W.Telecom believes that the risk with the proportion of open-position currency liabilities in the total financial debt not exceeding 25% is acceptable. As of the end of 2006, the Company has a relatively low currency-risk open position not exceeding 17%.

In the reporting periods, N.W.Telecom made investments in accordance with the main lines defined by the Board of Directors for the current year and enabling implementation of the whole set of diverse tasks faced by the Company, namely,

- achieve the number capacity commissioning targets,
- develop new hi-tech and highly profitable services and offer them on the basis of digital exchanges,
- reduce the queue as much as possible,
- fulfill the social commitments of the Company,
- maintain the existing network structure in a good working order, and develop the infrastructure,
- ensure the financial payback at a rate sufficient to cover the operating and interest costs and to ensure a rate of return necessary for annual growth of the equity rate of return.

The total investment of 2006 was RUR 5,011,920,000, whichis within the investment limts set by the Management of N.W.Telecom based on the general financial indicators of the Company's business.

The capital investment of 2006 was funded using both own and borrowed funds. The own funds allocated to investment activities amounted to RUR 3,101,720,000, of which:

- RUR 2,501,590,000 – depreciation (49.91%)
- RUR 600,130,000 – profits of prevoius years (11.97%).

Investments in the amount of RUR 838,260,000 (16.73%) were funded from bank credits. In addition, RUR 1,071,950,000 raised from corporate bonds issue was allocated to investments. The fixed assets obtained free of charge, in the amount of RUR 5,280,000, make 0.11%. The total scope of use of N.W.Telecom's own assets for investment activities was 61.89%.

10.3. Risk Management in OJSC N.W.Telecom

Risk management in N.W.Telecomis regulated by the Provisions on Risk Management approved by the Board of Directors on December 15, 2006.

The purpose of functioning of the Company's risk management system is to reduce the probability of events that may cause losses.

The Provisions on Risk Management define the responsibilities of the Company's risk management system, and the levels of the risk management system and their respective responsibilities.

N.W.Telecom's employees are on the Work Team of OJSC Svyazinvest, which has started working on a project named "Development of an Integrated Risk Management System". Within the framework of the project, a uniform concept of integrated risk management system for all of the holding's companies will be formulated.

In accordance with the uniform concept of integrated risk management system for all of the holding's companies, amendments to the Provisions on Risk Management of N.W.Telecom will be initiated if necessary, and bulding of the company's risk management system will be continued.

11.1. Labour and Wages

In 2006, the activities of the Company in the field of labor and wages were based on the following fundamental principles:

- formation of a systematic approach to the salary system, use of a uniform salary and award system to maintain balance between the employees' and the employer's interests;
- differentition of remuneration according to the job complexity, hierarchy, working conditions, regions where units are located;
- commitment to keep the average monthly salary in the presence regions at not less than 4 subsistence minimums and take at least the 3rd place in the average salary rating of key industries;
- monitoring trends on the labor markets as well as the competitors' activities in order to timely adjust the personnel policy;
- building an award system ensuring a balance between collective, coroporate and individual goals and objectives and allowing to attain them;
- development of a system of non-financial rewards understood as the recognition of merits otherwise than in the money equivalent (governmental awards, honorary diplomas, commendation letters, contest prizes);
- development of N.W.Telecom's social programs: social benefits and social protection program (medical insurance, insurance against injuries, non-governmental pension plans);
- ensuring principles of economic expediency, sufficiency and joint responsibility of the employees and the employer in determining and financing social programs.

During 2006 the Company worked on the transition to the uniform salary and award system. As part of the "Creation of the Personnel Management System Model Oriented to the Use of Automated Management Tools for Svyazinvest Enterprises" project, work was done during the second half of the year to prepare drafts of standard regulation documents of the salary and award system. The salary documents effective at the Company (Salary Provisions, Collective Agreement) will be subsequently amended by the standard regulation documents.

The existing salary system of N.W.Telecom is a set of interrelated elements and steps regarding determination and payment of remuneration to each employee in accordance with the job complexity, working conditions and skills, remuneration to each employee for job achievements (awards), compensations and benefits as part of employee social security programs (social package) and is to the maximum possible extent close to the designed regulation documents of the unified salary and award system of the Svyazinvest group of companies.

In the past year, N.W.Telecom paid remuneration and provided social benefits to employees in accordance with the Collective Agreement for 2006-2008 approved by Resolution of the Employee Conference on November 18, 2005, effective from January 1, 2006, and local normative acts: Salary Provisions developed at each branch and the General Directorate on the basis of the Model Salary Provisions approved by the N.W.Telecom Managing Board on October 11, 2005. The Collective Agreement for 2006-2008 applies to the relations between the employees and the employer at all N.W.Telecom branches.

In accordance with the Model Salary Provisions, the structure of total remuneration is as follows:

- base salary;
- extra pays taking account of job specificity and remuneration in special cases;
- quarterly, monthly performance awards;
- annual performance awards;
- one-time awards;
- financial aid.

The resource for raising average salary at the units is the salary fund for the employees made redundant as the result of staff reduction measures under the staff optimization program started in 2005. In 2006 the average number of employees was 26,777, 16.3% (or 5,202 employee) down as compared with 2005 (31,979 employees).

Fig.5. Changes in the average number of employees in 2006 by the branches.


Changes in the average number in 2006 by the branches
7 000
6 000
5 000
4 000
3 000
2 000
1 000
3 940
2 993
2 100
2 467
3 636
3 742
6 310
5157
Arkhangelsk branch
Vologda branch
Kaliningrad branch
Karelia branch
Komi branch
Leningrad Region branch
Murmansk branch
Novgorod branch
St. Petersburg branch
Pskov branch

In the process of reorganization, the total number of centers and units was further reduced with the centralization of management functions (legal, financial and economic, accounting, personnel management, safety, information technologies, logistics, mobilization preparation, emergencies and civil defense). New efficient technologies were introduced. Unprofitable communications units were closed, optimal working schedules of customer units were introduced with a relevant staff reduction. The number of employees engaged in auxiliary activities was reduced and outsourcing practices were used. As the result of outsourcing, the following activities were terminated and transferred to other organizations: publishing, medicine and health, cleaning, utilities, telegram delivery. Staff was also reduced due to a rise in the digitalization level and change of service technologies.

One of the purposes of staff optimization in 2006 aimed at improving the competitiveness of OJSC N.W.Telecom as an attractive employer on the labor market was the preparation of the base for increasing the share of the base salary with the simultaneous reduction in the list of extra pays. At most branches, the minimum base salary was equal to 1,500 rubles (at the St. Petersburg branch, 2,100 rubles; at the Komi and Novgorod branches, 1,700 rubles). The structural changes in the salary fund are incomparable with the year 2005 due to a significant reduction in the number of employees. The share of the base salary in the total salary fund rose by 2.9%, the share of all other payments fell by 0.3%, the share of financial aid to employees fell insignificantly (by 0.3%). The share of awards from all sources reduced by 2.2% because the salary fund for the employees made redundant was used mainly for raising base salaries. During 2006, base salaries were raised for the most employees at branches: from January 1, 2006 at the Arkhangelsk branch by 19.6%, at the Komi branch by 19,4%; from July 1, 2006 at the Leningrad Regional branch by 10%, at the Pskov branch by 18%. At other branches, base salaries were increased selectively in accordance with management decisions, if financially possible, from the salary fund of employees made redundant.

Fig.6. Salary fund structure



- Other kinds of salary (including vacation pays, extra pays, remuneration to employees not on the payroll)
2006: 17.9%
2005: 18.2%
- Base salaries, piece-rates as % of the proceeds (without vacation pays and extra pays)
2006: 41.9%
2005: 39%
- Financial aid, including additional amounts for vacation
2006: 1.8%
2005: 2.1%
- Payments according to district labor regulations
2006: 14.6%
2005: 14.7%
- Awards from all sources, including annual awards
2006: 23.8%
2005: 26.0%

The growth of operating incomes, cost optimization, improvement in the organizational structure of branches and staff optimization made it possible to raise salaries for the N.W.Telecom employees. The average monthly salary of employees on the payroll in 2006 rose by 20.1% as against the past year to 16,599 rubles, as compared with 13,823 rubles in 2005, while the salary fund rose only by 0.5%.

Table 11. Number and salary of N.W.Telecom employees

Metrics	*Unit of measurement*	*2005 actual data*	*2006 actual data*	*Change, %*	*2007 target*	*Change, %*
Total average number of employees	**persons**	**31,979**	**26,777**	**83.7%**	**26,529**	**83.0%**
Including:						
Average number of employees on the payroll	**persons**	**31,647**	**26,596**	**84.0%**	**26,372**	**83.3%**
Average number of outside persons having a plurality of jobs	persons	**87**	**31**	**35.6%**	**33**	**37.9%**
Average number of persons working under civil contracts	persons	245	150	61.2%	124	50.6%
Total salary fund	**thousands of rubles**	**5,304,712.7**	**5,333,740.2**	**100.5%**	**5,114,523.7**	**96.4%**
Including:						
Salary fund for outside persons having a plurality of jobs	thousands of rubles	5,996.2	2,981.2	49.7%	3,180.4	106.7%
Salary fund for persons working under civil contracts and not on the payroll	thousands of rubles	58,695.6	53,484.2	91.1%	57,607.7	107.7%
Average monthly salary of employees on the payroll	**rubles**	**13,798**	**16,535**	**119.8%**	**15,969**	**96.6%**
Average salary	**rubles**	**13,823**	**16,599**	**120.1%**	**16,066**	**96.8%**
Including:						
Managers	**rubles**	**39,118**	**54,026**	**138.2%**	**X**	**X**
Specialists	**rubles**	**14,705**	**16,994**	**115.6%**	**X**	**X**
Office workers	**rubles**	**10,790**	**13,306**	**123.3%**	**X**	**X**
Manual workers	**rubles**	**9,513**	**11,242**	**118.2%**	**X**	**X**
Total social payments	**thousands of rubles**	**470,480.2**	**262,139.9**	**55.7%**	**276,813.7**	**105.6%**
Social payments to employees on the payroll	**thousands of rubles**	**431,365.9**	**235,429.8**	**54.6%**	**135,872.4**	**57.7%**
Social payments to outside persons having a plurality of jobs	thousands of rubles	41.5	39.8	95.9%	0.0	0.0%

Metrics	Unit of measurement	2005 actual data	2006 actual data	Change, %	2007 target	Change, %
Social payments to persons working under civil contracts and not on the payroll	thousands of rubles	39,072.8	26,670.2	68.3%	140,941.3	528.5%
Average monthly income of employees on the payroll	**rubles**	**14,934**	**17,273**	**115.7%**	**16,399**	**94.9%**

11.2. Improvement in the management structure

The improvement in the management structure in 2006 was aimed at buiding a transparent business decision-making system, making the Company more manageble. This was the reason for organizing the branch structure according to the functional principle, which allows not only to optimize the forms and methods of crossfunctional interaction and avoid replication of some functions, but also to reduce the levels of management hierarchy. The Company reorganization was carried out according to the following:

- systematic approach (management continuity, comprehensive solution of strategic matters),
- unification (uniform approaches to the formation of organizational structures, names of structural units),
- centralization (optimization of business processes, creation of centralized units for the implementation of uniform management policies),
- removal of secondary business (outsourcing for some functions).

To organize an efficient interaction between the Company and its shareholders, ensure that the bodies and officers of the Company observe procedures guaranteeing the implementation of the shareholders' rights and interests, the institute of the Corporate Secretary of the Company was established. To implement modern management approaches aimed at developing corporate relations within the Company, form an efficient teamwork, ensure a constructive dialogue with the major shareholders, maintain the positive reputation of OJSC N.W.Telecom, minimize risks and prevent crisis situations, the corporate relations unit headed by the Deputy General Manager Corporate Relations was formed.

The necessity of continuous improvement in the quality of information services, creation of new functionalities, enhancement of manageability with cost reduction, together with the introduction of a number of general corporate information systems (ORACLE EBS, unified ACP, prebilling system) were in fact the reasons for the IT unit centralization on the level of N.W.Telecom General Directorate. Thus, with the objective of forming a unified informational space of the Company (integration of all existing and newly introduced information systems on the interregional level) the position of the Deputy General Manager – IT Director in charge of strategy, introduction and operation of software and hardware was introduced in the structure of the General Directorate.

The comprehensive approach to organizational changes supposes improvement in the whole vertical structure of management. The centralization of core functions, started on the level of the General Directorate, was logically continued on the level of regional branches. Thus, as the result of implementation of the functional principle of organizational structure started by the branches, the number of the branches' structural units (electrical communications centers) was reduced by 10%. In 2006, the N.W.Telecom staff was reduced by 16.3% to an average of 26,777 employees.

Serious changes in the outside environment, high competition on the communications market are unique challenges for the Company. The key objective is to build an efficient organizational structure ensuring the most complete and stable attainment of end goals of the management system with relatively lower expenses on its functioning. Therefore, the organizational structure optimization will be continued in 2007.

From April 1, 2006, new uniform names of the Company's branches were introduced in accordance with the Decision of the N.W.Telecom Board of Directors, Minutes No. 19-01/37 (05) of December 23, 2005.

Fig. 7. Organizational Structure of OJSC N.W.Telecom (introduced starting from 01.04.06)



GENERAL MEETING OF SHAREHOLDERS
Board of Directors
Corporate Management Committee
Strategic Development Committee
General Manager
Auditing Committee
Appointments and Remunerations Committee
Managing Board
General Directorate
Coordination Board
Arkhangelsk branch
Vologda branch
Kaliningrad branch
Karelia branch
Komi branch
Leningrad Region branch
Murmansk branch
Novgorod branch
St. Petersburg branch
Pskov branch

11.3. Human Resources Management

In 2006, the human resources management was carried out in accordance with the Human Resources Management Concept The purpose was to timely provide the units with skilled staff, organize efficient work of employees, better use the employee potential, keep human resources documentation in strict accordance with labor legislation, better interact with the trade unions, handle training issues and form a personnel reserve.

In 2006, the Company successfully put into industrial operation the ERP system Oracle E-Business Suite Release 1, "Personnel and Time Records" unit. The introduction of the Master System Release 1 made it possible to uniform the personnel documentation and reports, create a unified base. As part of the Project, distance training and testing of end users in the "Personnel and Time Records" unit were organized and carried out. During the year, the human resources management staff entered required personnel data in the program; the program operates in the real-time mode. At December 31, 2006, 906 employees workined in the "Personnel and Time Records" unit of the Master System Release.

An analysis of the Company personnel by the number, job categories, education, age, personnel flow was carried out on the quarerly basis during 2006.

At January 1, 2007 the Company has a staff of 26,777 employees (847 less than in the beginning of the year).

In 2006, the Company hired 2,530 employees, including: 82 managers, 903 specialists, 16 office workers, 1,529 manual workers. 3,377 employees were terminated. 62.3% of them resigned because of finding another job.

The number of employees by categories is as follows: 1,806 managers (6.7% of the total staff), 11,526 specialists (43.2 %), 126 office workers (0.4 %), 13,334 manual workers (49.7%).

The Company's employees have a high educational level: 7,749 (28.9%) employees are university graduates, 7,504 (28%) employees have secondary professional education, 42 employees have the Candidate's degree and 1 employee is a Doctor of Sciences.

The age structure of the staff is stable: 10,717 employees are under 40 years, 6,877 employees are aged 50 years or over.

As measures were taken during the year under review to optimize the staff structure and number, much attention was given to the retention of highly skilled employees. The number of employees at the Company was optimized, taking into consideration the process and functionality changes and assignment of secondary business functions on the outsourcing basis. Employees were made redundant in accordance with the RF Labor Code and with financial support for the payment of additional compensations in accordance with the effective Collective Agreement. These measures had a positive effect on the qualitative and quantitative structure of the branch's personnel.

During this year, the qualitative structure of the personnel improved: the number of managers fell by 49 persons, the number of employees with higher education increased by 202 persons, the number of unskilled workers fell by 17%.

When filling vacancies, preference is given to internal candidates. As the rule, specialists are hired on the contest basis, subject to the age (up to 35 years) and other criteria. The main objective is to attract both promising employees as well as ready professionals. The Company practices personnel rotation, which allows to acquire new professional skills or find management skills for the personnel reserve. During the temporary rotation period (fulfillment of duties of a temporary absent principal employee, as a rule, with higher skills or fulfillment of duties of the unit manager) the employees get adapted to the new position.

The qualitative structure of the personnel depends on the selection of candidates, development and evaluation of employees. The human resources managers pay special attention to the selection of candidates for vacancies, using internal resources of the "CV bank", internal transfers, outside search and selection of candidates through recruiting agencies. Candidates for vacancies are selected on the basis of a careful evaluation of professional and personal qualities. The candidates for vacancies are evaluated on the all-round basis: according to the results of professional interviews with the human resources manager and relevant unit manager.

Much attention is given to the improvement of the labor and production discipline, compliance with in-house work rules. Disciplinary actions are promptly taken in respect of the offenders.

In 2006, the Company continued its activities for including N.W.Telecom employees in the non-governmental pension programs. In connection with changes in the Provisions on Nongovernmental Pensions for N.W.Telecom Employees, large-scale explanatory work was organized in order for the company employees to select pension schemes. As the result, 15,021 employees concluded nongovernmental pension contracts for scheme No. 2, which makes up 56.06% of employees on the payroll. During the year, non-governmental pensions were granted to 786 former employees of the Company. By the end of 2006, 7,052 former employees were members of the nongovernmental pension fund "Telecom-Soyuz".

The performance evaluation of each employee, evaluation of his skills, professionalism and contribution is not unimportant. The Company widely practices non-financial rewards, including various forms of training, career guidance, holiday greetings. The Company management pays much attention to such motivation element as the recommendation of best workers for company and industry awards. In 2006, the title "Communications Master" was awarded to 58 employees, 10 employees were decorated with the badge "Honorary Radio Operator", 1 employee was awarded the Honorary Diploma of OJSC Svyazinvest, 119 employees were awarded the Honorary Diploma of OJSC N.W.Telecom and 22 employees received the Commendation from the General Manager.

The training system at N.W.Telecom is based on the Human Resources Management Concept in accordance with the strategic objectives of the Company and the following priority areas:

- New equipment and technologies;
- Marketing and sales organization;
- Control of changes;
- Team-building activities.

In 2006, training was provided to 7,206 employees, or 1/5 of the staff. 21% of them were managers. 185 N.W.Telecom employees completed refresher / advanced training courses in 2006. The average expenses per employee amount to 6,926 rubles.

The following training programs were implemented for the Technical specialists: "Multiservice Networks", "Operation of Siemens Equipment", "Operation of Juniper Equipment", "Building ADSL Broadband Internet Access Network", "NGN Introduction", "Operation of DWDM Systems".

Distance training was provided to 604 employees in 2006 in the process of implementation of the "Oracle E-Business Suite Release 1" project.

"Operating Management" and "Top Managers Development" programs were completed under the concept of centralized training. The purpose of training was to acquire knowledge in the field of modern management methods, develop a client-oriented approach and leadership qualities with the managers. The programs are intended to help managers expand and refresh professional knowledge and improve management skills. Each program consisted of 5 modules covering basic areas of management practice.

The highest percentage of trained employees was reported at the Novgorod branch (51.2 % of employees on the payroll) with the average percentage of 28%. The lowest percentage was at the Kaliningrad branch (13 %). At the General Directorate the percentage of trained employees was 56% due to the implementation of large-scale programs ("Target Management", 46 persons; "Efficient Conference", 30 persons; "Training and Evaluation of Vehicle Safety Executives and Drivers", 27 persons) and participation in the OJSC Svyazinvest activities the expenses on which are referred to training accounts.

In 2006 the Company's employees received training at training companies, specialized higher educational institutions as well as instruction centers: Prof. M.A. Bonch-Bruevich St. Petersburg State Telecommunications University, St. Petersburg State University, Training and Scientific Center "Sodeystviye", Non-Governmental Educational Institution "Resonance", Non-Governmental Educational Institution "St. Petersburg Electrical Communications Center".

Human resources and an efficient training system enable the Company to continue its successful performance on the communications market under the conditions of increasingly tough competition.

The human resources management strategy is intended for the achievement of long-term goals of OJSC N.W.Telecom, such as the consolidation of competitive advantages on the developing market and efficiency improvement. The objectives for the year 2007 are as follows:

- Enhance the manageability;
- Form the "preferable employer" image;
- Contribute to a greater efficiency;
- Contribute to building a customer-oriented Company.

12.1. Social aspects of the human resources policy

The N.W.Telecom social security system is an integral part of the Company's social responsibility. The social security system includes compliance with labor legislation in the process of implementation of the salary system and provision of social benefits; voluntary medical insurance; non-governmental pension benefits; provision of tickets for the recreation and sanatorium and resort treatment of employees and their family members; payment of financial aid; compensatory payments to employees terminated because of redundancy; payment of tuition fees etc.

In 2006, the social security of N.W.Telecom employees was provided on the basis of:

- Collective Agreement for 2006-2008 approved by Resolution of the Employees Conference dated November 18, 2005, effective from January 1, 2006;
- Local normative acts – Salary Provisions developed at each branch and the General Directorate on the basis of the Model Salary Provisions approved by the N.W.Telecom Managing Board on October 11, 2005, Collective Agreement and Sectoral Tariff Agreement;
- Provisions on Interest-Free Loans to N.W.Telecom Employees approved by the N.W.Telecom Managing Board on February 25, 2005;
- Provisions on the Acquisition, Distribution and Issue of Tickets for Sanatorium-Resort and Health-Improving Treatment for the Employees of Branches.

The social security system of OJSC N.W.Telecom is determined by the following:

1. Compliance with labor legislation is the necessary condition for the attainment of a major business objective, optimization of personnel expenses, an integral part of the "Increasing Efficiency of the Company" program.

2. The interest-free repayable loans under loan agreement compensate the employees' expenses on medical treatment, everyday needs, education, including education of children etc.

3. The voluntary medical insurance of employees was carried out under a single contract with CJSC "Medexpress". The contract provides a wide range of medical service programs for the North-West Federal District. The voluntary medical insurance is provided to 100% of N.W.Telecom employees.

4. The insurance against injuries was provided under a contract with CJSC "Medexpress". The contract covers 7,754 employees (about 28% of employees on the payroll).

5. The compensatory payments to employees terminated as the result of reduction in the number of employees and staff (severance pay, payments of average monthly earnings while the employees made redundant are unemployed, payments by the agreement between the parties) within the framework of the staff optimization program were made in strict accordance with effective legislation, additional payments were made to terminated employees on the basis of the effective Collective Agreement.

6. Financial aid was provided to employees for social security purposes on the basis of the Collective Agreement. The structure of financial aid is as follows:

- 50% of the base salary for the annual vacation;
- financial aid in case of death of the employee;
- in other justified cases.

The employees who retired from the branch were granted financial aid on the occasion of the Communication Worker's Day, Aged People's Day and the New Year's Day as well as a compensation equal to 50% of the cost of apartment telephone installation and telephone subscription fee.

7. The non-governmental pension plans were provided on the basis of the contract with the non-governmental pension fund "Telecom-Soyuz". During the year, the non-governmental pension was granted to 786 former employees of the Company. At the end of 2006, 7,052 former employees of the Company participated in the non-governmental pension fund "Telecom-Soyuz". To improve the social security, activities were started in 2006 for the transition to non-governmental pension scheme 2 and 56% of employees were covered by the new contract conditions by the end of 2006.

8. Tickets for recreation and sanatorium and resort treatment were provided on the basis of Provisions on the Acquisition, Distribution and Issue of Tickets for Sanatorium, Resort and Health-Improving Treatment for the Employees.

The year 2006 was a stage in the transition of the Company to the new salary and reward system. Significant work was done for the unification of the structure of social benefits and payments.

Table 12. Actual expenses (budget) on the implementation of the social security system at OJSC N.W.Telecom in 2006

Expenses Item	Expenses, thousand roubles
Insurance payments (contributions) paid by the organization under voluntary medical insurance contracts for employees and their family members, contracts for insurance against injuries	110,198.0
Contributions paid by the organization under voluntary pension insurance contracts	89,564.3
Vacation benefits	89,724.6
Financial aid for family reasons, tickets for recreation and sanatorium and resort treatment	83,781.6
Severance pay upon employment termination; amounts paid to employees terminated in connection with the reorganization or liquidation of the organization, reduction in the number or staff of employees	31,321.2
TOTAL:	404,589.7

12.2. Social projects for the public

N.W.Telecom's social investments are intended for both internal and external social programs and are an integral part of the corporate policy of the Company. Recognizing that business must develop in the interests of the whole society and must improve living standards, the Company implements a number of socially significant national projects and social programs.

In 2006 OJSC N.W.Telecom started to provide multipurpose telephone services as part of the federal project "Introduction of Multipurpose Communications Services", winning the contests for the right to provide multipurpose services in the Kaliningrad, Arkhangelsk, Vologda Regions, Nenets Autonomous District, Republic of Komi. The institute of multipurpose telephone services, created to deal with the problem of telephone facilities installation in difficult areas and to ensure access to information communications for all citizens of Russia, is a timely a reasonable solution.

In 2006 OJSC N.W.Telecom installed 1,891 payphones in 1,862 little-populated settlements in the Arkhangelsk and Kaliningrad Regions, investing 282.5 million rubles in the project.

In the course of implementation of the priority national project "Education" in 2006 N.W.Telecom provided Internet access for 1,471 general educational institutions in the North-West Federal District. The Company performed works for the organization of virtual communications channels from educational institutions to the regional access units of OJSC "RTComm.RU", 24h use and maintenance of these channels, installation and adjustment of terminal equipment at schools.

The active social policy of the Company in the regions during the year was enhanced by the Agreements signed between N.W.Telecom and the Governments of regions in the North-West Federal District. These Agreements provide for coordination of the parties' efforts for the development of telecommunications infrastructure in the North-West Federal District and facilitate the involvement of remotest areas in the unified information and communications space of Russia. The implementation of projects under these Agreements contributes to the creation and development of up-to-date communications and maximum satisfaction of the demand for the services provided.

In its sponsorship and charitable activity the Company is committed to support such areas of social life as education, culture, sports as well as to support underprivileged groups of population.

The charitable activity is coordinated and related expenditures are supervised by the N.W.Telecom Donation, Sponsorship and Charity Commission. All requests to the Company are carefully considered and a competent decision is made in each individual case.

All branches of N.W.Telecom are actively engaged in charities. These activities are focused on target aid to sponsored organizations most of which are children's homes: orphanage No. 3 of Syktyvkar, children's home of the village Sedlovschina, Marev District, Novgorod Region, A.A. Katolikov Agricultural Boarding School in the Republic of Komi etc. In St. Petersburg, as a member of the board of trustees of K.K. Grot boarding school No. 1 for blind and sight-impaired children, N.W.Telecom financed the repairs of stairways and fences in the school in 2006.

N.W.Telecom conducts an active social policy aimed at supporting Russian sports and propagating healthy lifestyles. In 2006, N.W.Telecom participated in the Federal Target Program "Let's Make a Gift of Stadium to Children" launched by the All-Russian Public Organization "Russian Football Union" for the purpose of creating and reconstructing football fields with artificial cover in different Russian regions. Allocating money for the construction of a stadium in Pskov, N.W.Telecom participated in the program for the development and popularization of football in Russia. The creation of a football field with artificial cover on the territory of the Highest Sports Mastership School in Pskov is very important for the region and is an integral part of measures for creating conditions for mass athletic activities.

XIII. DATA ON THE COMPANY'S PARTICIPATION IN OTHER COMPANIES

Table 13. Data on the Company's participation in other companies

No.	Organization	Basic areas of business	Share in company's authorized capital in %	Contribution in the authorized capital, thousand roubles		Basic indices of the performance		
				nominal	actual	Number of subscriber lines	Proceeds, thousand roubles	Net profit, thousand roubles
1	LLC "Novgorod Datacom"	Data transmission services; telematic services; voice communication services of telematic data transmission services	100	350	68007	22,799	68733	7050
2	LLC "Parma Inform"	Telematic and data transmission services	100	100	100	0	88905	16706
3	OJSC "Kolatelecom"	Broadband cable TV services	50	75	75		52757	(761)
		users: - cable TV				5374		
		- Internet				4214		
4	ZAJ "Parma Telecom"*	Provision of local, long-distance and international telephone communication services	34.18	34.18	34.18	0	0	0
5	CJSC "WestBaltTelecom"	Local, long-distance and international telephone communication services, Data transmission services, Telematic services	28	11343	11343	36436	217757	50843
6	CJSC "Octagon Technologies"**	General construction works – electric and radio communication	26.4	2218	2218	0	0	0

(*) is being liquidated
(**) inactive company

Brief Description of the Operation of the Organizations Based on the Results of Work in 2006 with Important Facts of the Participation in the Year under Report

LLC Novgorod Datacom (100% in the authorized capital)

LLC Novgorod Datacom ensures the provision of telematic services (e-mail, access to information resources, file transmission, voice information transmission) and, besides the "traditional" services (dial-up and dedicated Internet access), actively develops such new areas as: IP-telephony and accompanyng services (the city Intranet network and telecasting via broadband channels). In 2006 the company was conducting active advertising and information policies, which resulted in the company securing in a position of a progressive provider of telecommunication services that keeps developing steadily. In 2005 the company earned proceeds to the amount of 68,733 thousand roubles.

LLC Parma-Inform (100% in the authorized capital)

LLC Parma Inform is a data transmission network and telematic services node operator working in the Republic of Komi. The basic clients are big business, small business and budgetary organizations. In 2006, the Company began providing the new service "home networks" (under the Metro network brand). The company's key financial indices of the year 2006 show a sustainable growth. The proceeds are 88,905 thousand roubles, which is 34 % higher than this index for the previous year, the net profit is 16,706 thousand roubles, which is 42 % higher than the index for the previous year.

In 2006, N.W.Telecom's stake in LLC Parma Inform was increased from 50 % to 100 % by means of corporate procedures relating to the withdrawal of the second participant from the company.

OJSC Kolatelecom (50% in the authorized capital)

In 2006, broadcasting and telecasting via the cable TV network became the basic area of OJSC Kolatelecom's activities, besides, the company continued to:

- lease out communication channels;
- data transmission services;
- telematic services;

The proceeds received amounted to 52,757 thousand rubles, 36 % up as compared with the past year; in 2006 the sales profit of the Company was 959 thousand rubles.

LLC Parma-Telecom (34.18% in the authorized capital)

On August 22, 2005 the extraordinary general meeting of the company shareholders adopted a decision on liquidating the Company. The voluntary liquidation procedures are expected to be completed in the 2nd quarter 2007.

CJSC WestBalt Telecom (28% in the authorized capital)

CJSC WestBalt Telecom (WestBalt Telecom trademark) provides the complete range of public network communication (local, long-distance and international) services in Kaliningrad, as well as Internet services (ByteCity trademark) and data transmission services on the basis of the Frame Relay technology. The Company has a network of automated communication centers (Svyaznoy+ trademark). The bulk of the clientele are the population and small business. In 2006, the Company's proceeds amounted to 217,757 thousand rubles, 28 % up as compared with 2005, the net profit amounted to 50,843 thousand rubles, 24 % up as compared with 2005.

XIV. INFORMATION ON THE BODIES OF THE COMPANY

14.1. The general meeting of the shareholders is the supreme management body of the company.

14.2. Information on the Board of Directors (as of 31.12.2006)

The namelist of the Board of Directors, elected by the Annual General Meeting of the Shareholders on June 27, 2005 *(Effective prior to the Annual General Meeting of June 30, 2006).*

Vladimir Alexandrovich Akulich
Konstantin Vladimirovich Belyaev
Alexandr Alexandrovich Gogol
Dmitry Georgiyevich Yefimov
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselyov
Dmitry Vladimirovich Levkovsky
Nikolay Moiseevich Popov
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Valery Nikolayevich Yashin

Chairperson of the Board of Directors – Valery Nikolayevich Yashin
Deputy Chairperson of the Board of Directors – Dmitry Vladimirovich Levkovsky

The namelist of the Board of Directors, elected by the Annual General Meeting of the Shareholders on June 30, 2006

Vladimir Alexandrovich Akulich
Konstantin Vladimirovich Belyaev
Alexandr Alexandrovich Gogol
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselyov
Dmitry Vladimirovich Levkovsky
Oleg Mikhaylovich Mikhaylov
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Lyubov Stepanovna Timoshenko
Valery Nikolayevich Yashin

Chairperson of the Board of Directors – Alexandr Nikolayevich Kiselyov
Deputy Chairperson of the Board of Directors – Dmitry Vladimirovich Levkovsky

Vladimir Alexandrovich Akulich	
Date of birth	23rd August 1956
Citizenship	RF
Education, including:	higher
Name and location of the higher educational institution	Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communication, 61, River Moyka emb., St.Petersburg, 19186
Qualification, speciality according to the diploma	speciality "Automated electric communication", qualification "electric communication engineer"
additional education, academic degree, the field of academic degree	Ph.D. in Economy, 1995 – course of education in marketing and business, Duke University (USA); 1996, 1997 - course of education in business in Sonera business schools (Finland)

Principal place of work Position occupied	Open Joint-Stock Company North West Telecom General Manager
Positions in other organizations	Open Joint-Stock Company "Telecominvest", a Member of the Board of Directors Non-Profit Partnership "Centre for Research of Telecommunications Development Problems", a Member of the Partnership Board
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2004 up to the present time
Holding of the Company's shares:	None No deals on purchasing or alienating shares executed over the reported period.

Konstantin Vladimirovich Belyaev	
Date of birth	03rd January 1968
Citizenship	RF
Education, including:	Higher
Name and location of the higher educational institution	All-Russia Correspondence Institute of Finance and Economics, Moscow
Qualification, speciality according to the diploma	Speciality: Accounting and audit Qualification: Economist
Principal place of work Position occupied	OJSC Svyazinvest Deputy General Manager *
Positions in other organizations	Open Joint-Stock Company "Sibirtelecom", Chairperson of the Board of Directors OJSC "Svyazinvest", a Member of the Management Board*
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2005 up to the present time
Holding of the Company's shares:	Interest in the authorized capital – 0.0006% (4,962 common shares, 2,184 preferred shares)
	Percentage of common shares – 0.00056%
	No deals on purchasing or alienating shares executed over the reported period.

* *The data are given as of 31.12.2006*

Alexandr Alexandrovich Gogol	
Date of birth	12th June 1946
Citizenship	RF
Education, including:	Higher

Name and location of the higher educational institution	Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communication, 61, River Moyka emb., St.Petersburg, 19186
Qualification, speciality according to the diploma	Radio engineer
additional education, academic degree, the field of academic degree	Doctor of Engineering Sciences, Professor
Principal place of work Position occupied	The St. Petersburg Bonch-Bruyevich State University of Telecommunications Rector
Positions in other organizations	-
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2003 up to the present time
Holding of the Company's shares:	None No deals on purchasing or alienating shares executed over the reported period.

Alexandr Vyacheslavovich Ikonnikov	
Date of birth	05th April 1971
Citizenship	RF
Education, including:	Higher
Name and location of the higher educational institution	Gubkin State Academy of Oil and Gas
Qualification, speciality according to the diploma	Mining engineer
additional education, academic degree, the field of academic degree	Ph.D. in Economy
Principal place of work Position occupied	Association of Independent Directors Chairperson of the Supervisory Board
Positions in other organizations	Open Joint-Stock Company "Baltika Brewery", a Member of the Board of Directors Russian Electrical Engineering concern "Ruselprom", a Member of the Board of Directors Closed Joint-Stock Company "Board Solutions", General Manager
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2002 up to the present time
Holding of the Company's shares:	None No deals on purchasing or alienating shares executed over the reported period.
Alexandr Nikolayevich Kiselyov	
Date of birth	30th January 1962

Citizenship	RF
Education, including:	higher
Name and location of the higher educational institution	Leningrad State University, Oriental Faculty
Qualification, speciality according to the diploma	Regional study of foreign countries of the East (Japan)
Principal place of work Position occupied	OJSC Svyazinvest General Manager
Positions in other organizations	OJSC "Svyazinvest", Chairperson of the Management Board Open Joint-Stock Company "Central Telecommunications Company", Chairperson of the Board of Directors Open Joint-Stock Company "Moscow City Telephone Network", a Member of the Board of Directors Open Joint-Stock Company for Long-Distance and International Telecommunication "Rostelecom", Chairperson of the Board of Directors
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2005 up to the present time
Holding of the Company's shares:	None No deals on purchasing or alienating shares executed over the reported period.

Dmitry Vladimirovich Levkovsky	
Date of birth	24th August 1965
Citizenship	RF
Education, including:	Higher
Name and location of the higher educational institution	Moscow Institute of Steel and Alloys
Qualification, speciality according to the diploma	Electronic engineer
Principal place of work Position occupied	Moscow Representative Office of NCH Advisors, Inc. Advisor
Positions in other organizations	None
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2001 up to the present time
Holding of the Company's shares:	None No deals on purchasing or alienating shares executed over the reported period.

Oleg Mikhaylovich Mikhaylov	
Date of birth	01st April 1963

Citizenship	RF
Education, including:	Higher
Name and location of the higher educational institution	Serpukhov Higher Military Command and Engineering School of Strategic Missile Troops.
Qualification, speciality according to the diploma	Aircraft control systems.
Additional education, academic degree, the field of academic degree	International University, MBA (Marketing)
Principal place of work Position occupied	OJSC Svyazinvest Director of Outside Communications Department
Positions in other organizations	LLC "Perm Television and Radio Broadcasting company "Ural-Inform TV"
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2006 up to the present time
Holding of the Company's shares:	None No deals on purchasing or alienating shares executed over the reported period.

Irina Mikhailovna Ragozina	
Date of birth	28th July 1950
Citizenship	RF
Education, including:	Higher
Name and location of the higher educational institution	Moscow Electrical Engineering Institute of Communications
Qualification, speciality according to the diploma	Engineer - economist
Principal place of work Position occupied	OJSC Svyazinvest Advisor of General Manager
Positions in other organizations	Open Joint-Stock Company for Long-Distance and International Telecommunication "Rostelecom", a Member of the Board of Directors
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2001 up to the present time
Holding of the Company's shares:	None No deals on purchasing or alienating shares executed over the reported period.

Ivan Ivanovich Rodionov	
Date of birth	30th November 1953
Citizenship	RF

Education, including:	Higher
Name and location of the higher educational institution	Moscow State University
Qualification, speciality according to the diploma	Economist
Additional education, academic degree, the field of academic degree	Ph.D. in Economic Sciences, Professor
Principal place of work Position occupied	The State University "Higher School of Economics" "Corporate Economy and Finance" Chair, Professor
Positions in other organizations	OJSC "IBS", a Member of the Board of Directors OJSC "FosAgro", a Member of the Board of Directors OJSC "Moscow City Telephone Network", a Member of the Board of Directors OJSC "Power Engineering Alliance", a Member of the Board of Directors
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2002 up to the present time
Holding of the Company's shares:	None No deals on purchasing or alienating shares executed over the reported period.

Lyubov Stepanovna Timoshenko	
Date of birth	23rd October 1951
Citizenship	RF
Education, including:	higher
Name and location of the higher educational institution	A.S.Popov Electrical Engineering Institute of Odessa
Qualification, speciality according to the diploma	Electric communications engineer
Additional education, academic degree, the field of academic degree	Ph.D. in Economic Sciences
Principal place of work Position occupied	Ministry of the Russian Federation for Information Technologies and Communication Director of the Department of State Policy in the Field of Economic, Financial and Investment Activities
Positions in other organizations	OJSC "Svyazinvest", a Member of the Auditing Committee OJSC "Bashinform", a Member of the Board of Directors OJSC "Tsentralny Telegraph", a Member of the Board of Directors
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2006 up to the present time

Holding of the Company's shares:	None No deals on purchasing or alienating shares executed over the reported period.

Valery Nikolayevich Yashin	
Date of birth	21st June 1941
Citizenship	RF
Education, including:	Higher
Name and location of the higher educational institution	Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communication, 61, River Moyka emb., St.Petersburg, 19186
Principal place of work Position occupied	-*
Positions in other organizations	Open Joint-Stock Company "Central Telecommunications Company", a Member of the Board of Directors Open Joint-Stock Company for Long-Distance and International Telecommunication "Rostelecom", a Member of the Board of Directors Insurance Closed Joint-Stock Company "Medexpress", a Member of the Supervisory Board Open Joint-Stock Company "National Payphone Network", Chairperson of the Board of Directors Closed Joint-Stock Company "St. Petersburg Payphones", Chairperson of the Board of Directors "The Russian Foundation of the History of Communications" Fund, a Member of the Management Board Non-Governmental Pension Fund "Telecom-Soyuz", Chairperson of the Fund Council* Open Joint-Stock Company "Svyazinvest-Media", Chairperson of the Board of Directors Noncommercial partnership "Russian Communications Workers' Club", honorary member of the partnership, member of the Partnership Board.
Years of service in the Board of Directors of OJSC N.W.Telecom	Starting from 2001 till now (from 2002 till 2006 - Chairperson of the Board of Directors
Holding of the Company's shares:	Interest in the authorized capital – 0.1431% (786,700 common shares, 832,913 preferred shares)
	Percentage of common shares – 0.089%
	No deals on purchasing or alienating shares executed over the reported period.

* *The data are given as of 31.12.2006*

Pursuant to the Order of the Federal Service for Financial Markets of Russia, dated 22nd June 2006, No.06-68/pz-n, the following persons are independent directors:

Alexandr Alexandrovich Gogol, Alexandr Vyacheslavovich Ikonnikov, Dmitry Vladimirovich Levkovsky, Ivan Ivanovich Rodionov.

In compliance with Article 7 of the Provisions on the Board of Directors, approved by the Annual General Meeting of the Shareholders of OJSC N.W.Telecom dated 30.06.2006, Members of the Board of Directors are reimbursed for expenses related to their discharge of the duties of the Members of the Board of Directors, and a remuneration is paid: quarterly and annual.

The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles, The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.

An extra pay to the quarterly remuneration shall be paid to the members of the Board of Directors who are members of committees of the Company's Board of Directors in connection with their discharge of the duties of members of a committee of the Company's Board of Directors to the amount of 40,000 roubles (for participation in each committee), a member of the Board of Directors being eligible for no more than 2 committees of the Board of Directors. This extra pay to the Chairperson of a committee of the Board of Directors shall have a factor of 1.25.

The annual remuneration for the entire Board of Directors of OJSC N.W.Telecom shall be established as the sum total of deductions according to the standards (percentage):

- from changes in the Company capitalization over the year;
- from the Company's EBITDA according to the IFRS reports for the year under review;
- from the Company's net profit of the year under review, allocated for dividend payment.

Thus, the remuneration to members of the Board of Directors depends on the growth of prices for shares, shareholders' incomes in the form of dividends and general Company performance data.

The annual remuneration shall be distributed among all members of the Board of Directors in equal shares. The standard (percentage) of deductions for the calculation of the annual remuneration is determined by the decision of the General Meeting of Shareholders.

In 2006, the total amount of remuneration to members of the Board of Directors was equal to 28 710 732 rubles, or 217 506 rubles a month per member.

14.3. General Manager

Vladimir Alexandrovich Akulich – General Manager – Chairperson of Management Board	
Date of birth	23rd August 1956, Klaipeda (Lithuanian SSR)
Family status:	Married, with four children.
Education, including:	Higher
Name and location of the higher educational institution	In 1978 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications and was qualified as Elwctric communications engineer. In 2003, defended the Candidate's thesis at the Economy Management Institute, St. Petersburg. In 1995, completed the marketing and business course at the Duke University, USA. 1996-1997, business course at Sonera business schools, Finland.
Previous place of work	In 2000, appointed as the Head of the branch of OJSC PTN "Inter-City International Telephone". In 2000-2002, Director of Inter-City International Communications – Head of the branch of OJSC PTN. In 2002-2003, Deputy General Manager Strategic Development and Technical Policy, OJSC N.W.Telecom. In 2003-2004, Vice-President of LLC GROS.

Principal place of work Position occupied	Starting from 23rd August 2004 till now he is the General Manager of OJSC N.W.Telecom.
Honorary titles, awards	In 2001 was conferred the title "Master of telecommunications" In 2003 he was awarded the medal "In memory of the 300th Anniversary of St. Petersburg" In 2005, awarded the Honorary Diploma of the RF Communications and IT Ministry.
Holding of the Company's shares:	Does not hold any shares of the Company. No deals on purchasing or alienating shares executed over the reported period.

According to the Articles of Association of the Company, the General Manager is the sole executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

The labour conditions, guarantees and compensations to the General Manager during his/her term of office are established by the contract of employment to be approved by a decision of the Board of Directors of the Company.

For a high performance and good-faith fulfillment of job duties, the Company may pay quarterly, annual and one-time awards to the Director General. The decisions on such awards are made by the Board of Directors.

14.4. Information on the Company's Management Board

Oleg Viktorovich Popov	
Date of birth	24th May 1968, Vinnitsa (Ukrainian SSR)
Family status:	Married, with three children.
Education, including:	Higher
Name and location of the higher educational institution	In 1990 he graduated from the Lensoveta Leningrad Higher Military School of Communications (now the Communications University).
Previous place of work	From January 1999 till April 2003 he worked at the VTN Group of companies (CJSC "Peterburg-Vneshtrans", CJSC "VTN Agency") as the business development manager, head of the complete projects department, manager at the coordination and marketing center. From May 2003 till September 2004 he was the Head of the Logistics and Customs Clearance Department at CJSC "Ford Motor Company".
Principal place of work Position occupied	From October 2004 he is the Deputy General Manager – Commercial Director of OJSC N.W.Telecom.
Positions in other organizations	-
Honorary titles, awards	-
Holding of the Company's shares:	Does not hold any shares of the Company. No deals on purchasing or alienating shares executed over the reported period.

Yury Alexandrovich Pochekin	
Date of birth	23rd September 1946, Sredneuralsk, Sverdlovsk oblast
Family status:	Married
Education, including:	Higher
Name and location of the higher educational institution	In 1971 he graduated from the Northwestern Extra-Mural Polytechnic Institute, specializing in radio engineering
Previous place of work	From June 2001 till October 2002 held the position of General Manager of OJSC "Cherepovetselectrosvyaz" Starting from November 2002 till June 2004 he worked as Regional Manager of the "Cherepovetselectrosvyaz" Branch of OJSC N.W.Telecom.
Principal place of work Position occupied	From June 2004 till now – Regional Manager – Director of the Vologda Branch of OJSC N.W.Telecom.
Positions in other organizations	-
Honorary titles, awards	In 1975, he was awarded the badge "Honorary Radioman", in 1996 he was awarded the title "Master of Communications".
Holding of the Company's shares:	Interest in the authorized capital – 0.1679% (525,733 common shares, 38,003 preferred shares)
	Percentage of common shares – 0.059%
	No deals on purchasing or alienating shares executed over the reported period

Oleg Anatolyevich Semanov	
Date of birth	29th May 1967, Krasnodar
Family status:	Married, with two children
Education, including:	Higher
Name and location of the higher educational institution	In 1992 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications.
Previous place of work	In 1992-1998 he worked as the lead engineer at the Automatic Telephone Exchange, Arkhangelsk. From 1998 he was transferred to the position of director for communications network maintenance and technical operations control at the head office of OJSC "Artelecom", Arkhangelsk Region. From November 2002 he worked as the Deputy Regional Director Operations at the branch "Artelecom of Arkhangelsk Region" of OJSC N.W.Telecom. From October 2003, he head the position of Deputy Regional Director Development. From November 2003 till June 2005 he was the Deputy General Manager – Strategic Development and Technical Policy of OJSC N.W.Telecom.

Principal place of work Position occupied	From June 2005 up to the present he is the Deputy General Manager – Technical Director of OJSC N.W.Telecom.
Positions in other organizations	-
Honorary titles, awards	-
Holding of the Company's shares:	Interest in the authorized capital – 0.0021% (19,466 common shares, 4,368 preferred shares) Percentage of common shares – 0.0022% No deals on purchasing or alienating shares executed over the reported period

Maya Mikhailovna Semchenko	
Date of birth	20th July 1967, Leningrad
Family status:	Married, with two children
Education, including:	Higher
Name and location of the higher educational institution	In 1989 she graduated from the Leningrad Shipbuilding Institute with the specialization in "Economics and Organization of Engineering Industry". In 1996 she received the professional manager's diploma from the UK Open University; in 1997 she received the professional accountant's qualification certificate.
Previous place of work	In 1992-2000 she worked at CJSC "Delta Telecom" as the Chief Accountant (1995-1999) and Finance Director (1999-2000). From February 2000 she worked as the Chief Accountant at OJSC "Petersburg Telephone Network".
Principal place of work Position occupied	From April 2002 till now she is the Chief Accountant of OJSC N.W.Telecom
Positions in other organizations	-
Honorary titles, awards	On November 25, 2003 the Association of Accountants and Auditors "Sodruzhestvo" awarded her the title "Russia's Best Accountant 2003".
Holding of the Company's shares:	Does not hold any shares of the Company. No deals on purchasing or alienating shares executed over the reported period

Irina Vladimirovna Tambovskaya	
Date of birth	03rd August 1970, Leningrad
Family status:	Divorced, with one child
Education, including:	Higher
Name and location of the higher educational institution	In 1992 graduated from the Leningrad Herzeb State Pedagogical Institute majoring in foreign languages.

Previous place of work	1994-1995: Personnel Training and Recruitment Manager at JV "Intourianta". 1995-1997: Analyst at the Personnel Department of LLC "Gillette International". 1998-2001: Personnel Manager at CJSC "Motorola". 2001-2004: North-West Regional Director at LLC "Kelly Services CIS". June 2004 – March 2005: Deputy Director of the Organizational and Special Activity Department of the RF Information Technologies and Communications Ministry in Moscow.
Principal place of work Position occupied	From April 2005 till now she is the Director of Human Resources Management Department of OJSC N.W.Telecom
Positions in other organizations	-
Honorary titles, awards	In 2003 she was awarded the medal "In memory of the 300th Anniversary of St. Petersburg"
Holding of the Company's shares:	Does not hold any shares of the Company No deals on purchasing or alienating shares executed over the reported period

Ella Ivanovna Tomilina	
Date of birth	15th December 1964, Lipetsk
Family status:	Not married
Education, including:	Higher In November 2006 she defended the Doctor's thesis in economics.
Name and location of the higher educational institution	In 1986 she graduated from the F. Engels Leningrad Institute of Soviet Trade with the specialization in "product research and organization of trade in nonfood goods". In 1993 she defended the Candidate's thesis in "Economics, planning, organization and control of national economy" at the St. Petersburg Institute of Trade and Economics. In 1999 she graduated from IP3 Institute of the US Government International Development Academy (Washington and New York), course "Corporate finance principles".
Previous place of work	2001-2003: Director of the Marketing Department, then Deputy Director General of CJSC "IK Energocapital". March 2004 – April 2006: Director Outside Investor Relations, OJSC N.W.Telecom.
Principal place of work Position occupied	From April 2006 up to the present: Deputy General Manager Corporate Relations, OJSC N.W.Telecom.
Positions in other organizations	Associate professor at the Economics and Management Chair, St. Petersburg State Technical University.
Honorary titles, awards	Winner of the national contests Stock Market Elite-2003" and "Best Analyst of the North-West-2003'.

Holding of the Company's shares:	Does not hold any shares of the Company. No deals on purchasing or alienating shares executed over the reported period.

Leonid Zigmundovich Tufrin	
Date of birth	26th March 1947, Polyarny, Murmansk Oblast
Family status:	Married, with one child
Education, including:	Higher
Name and location of the higher educational institution	In 1978 he graduated from the North-West Polytechnical Institute as mechanical engineer. In 1995 he studied at the Foucois Business School, Duke University, USA, specializing in telecommunications management.
Previous place of work	1994–2004: Head of the Nekrasovsky Telephone Center of the branch "Petersburg Telephone Network" of OJSC N.W.Telecom.
Principal place of work Position occupied	From 2004 till now he is the Regional Manager of the PTN Branch of OJSC N.W.Telecom.
Positions in other organizations	-
Honorary titles, awards	In 2002 he was awarded the title "Master of Communications", in 2003 he was decorated with the medal "In Memory of the Tercentenary of St. Petersburg", and in 2004 with the order of public recognition of honor and dignity "Sovereign Russia".
Holding of the Company's shares:	Interest in the authorized capital – 0.0009% (52 common shares, 10,400 preferred shares)
	Percentage of common shares – 0.0000060%
	The following deals were made during the period under review: On January 31, 2006, one deal was made for the acquisition of 2000 preference shares in the Company.

Venera Adykhamovna Khusnutdinova	
Date of birth	27th August 1973, Tashkent (Uzbek SSR)
Family status:	Married
Education, including:	Higher
Name and location of the higher educational institution	In 1995 she graduated from the St. Petersburg State University of Economics and Finance with the specialization "World Economy" and the Paris-Dauphin University with the specialization "Economic and Social Management".

Previous place of work	In December 1996–2000 she worked at OJSC "Telecominvest" as financial analyst and later as the Head of the Investment Department. December 2000 – December 2003: project manager at the Investment Banking Department of CJSC "Kommerzbank" (Eurasia). In December 2003 she was appointed as the Economics and Finance Advisor to the General Manager of OJSC N.W.Telecom. January 2004 – June 2005: Deputy General Manager – Economics and Finance Director of OJSC N.W.Telecom.
Principal place of work Position occupied	From June 2005 till now she is Deputy General Manager in charge of Economics and Finance
Positions in other organizations	-
Honorary titles, awards	-
Holding of the Company's shares:	Does not hold any shares of the Company. No deals on purchasing or alienating shares executed over the reported period

Grigory Borisovich Chernyak	
Date of birth	20th October 1949, Gomel (Belorussian SSR)
Family status:	Married, with two children
Education, including:	Higher
Name and location of the higher educational institution	In 1971 he graduated from the Industrial and Civil Construction Faculty, Belarus Institute of Railway Engineers with the specialization "construction engineer". In 2004 he graduated from the St. Petersburg Prof. M.A. Bonch-Bruyevich State Telecommunications University with the specialization "Economics and management at the enterprise".
Previous place of work	In 1974 he was hired as construction engineer at the Petrogradsky Telephone Center of the Leningrad City Telephone Network. Having worked in several positions, in 1990 he was promoted to the Deputy Head of the Leningrad City Telephone Network. 1994–2005: Director General Matters of OJSC "Petersburg Telephone Network". July 2002 - June 2005: Deputy General Manager – Property Director of OJSC "Petersburg Telephone Network".
Principal place of work Position occupied	From June 2005 up to the present: Deputy General Manager Property and General Matters, OJSC N.W.Telecom.

Positions in other organizations	"Medexpress" Insurance Closed Joint-Stock Company, a Member of the Supervisory Board Closed Joint-Stock Company "Neva Kabel", a Member of the Board of Directors "The Russian Foundation of the History of Communications" Fund, the Chairperson of the Management Board Limited Liability Company "RSU-Telecom", the Chairperson of the Board of Directors Limited Liability Company "RDPC "Svyazist", the Chairperson of the Board of Directors Nonprofit Partnership "Russian Club for Communicators", Chairperson of the Management Board
Honorary titles, awards	In 2000 was conferred the title "Master of telecommunications" 2001: Commendation from the RF Communications and IT Minister. In 2003 he was awarded the medal "In memory of the 300th Anniversary of St. Petersburg"
Holding of the Company's shares:	Interest in the authorized capital – 0.0332% (306,190 common shares, 69,400 preferred shares)
	Percentage of common shares – 0.034%
	No deals on purchasing or alienating shares executed over the reported period

Vladimir Ivanovich Shumeyko	
Date of birth	21st January 1956, Petrozavodsk
Family status:	Married, with one child
Education, including:	Higher
Name and location of the higher educational institution	Graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications; In 2000 he graduated from the Moscow A.S. Griboyedov Institute of International Law and Economics with the specialization in "Law".
Previous place of work	In 1999 he was appointed the First Deputy General Manager of OJSC Electrosvyaz of the Republic of Karelia. 2002-2003: First Deputy Regional Director of the branch "Electrosvyaz of the Republic of Karelia", OJSC N.W.Telecom.
Principal place of work Position occupied	From December 8, 2003 he is the First Deputy General Manager of OJSC N.W.Telecom.
Positions in other organizations	Closed Joint-Stock Company "TD-Telecom", a Member of the Board of Directors
Honorary titles, awards	In 2005 was conferred the title "Master of telecommunications"
Holding of the Company's shares:	Interest in the authorized capital – 0.0001% (1,219 common shares)
	Percentage of common shares – 0.00013%

	No deals on purchasing or alienating shares executed over the reported period

Remuneration to Members of the Management Board

In compliance with Article 6 of the Provisions of the Management Board, approved by the Joint General Meeting of the Shareholders of OJSC North-West Telecom dated 30th June 2004, Members of the Management Board are reimbursed for expenses related to their discharge of the duties of the Members of the Management Board, and a quarterly remuneration is paid.

The amount and procedure of determining the remuneration and its distribution among the members of the Management Board shall be established by the decision of the Board of Directors of the Company. The Company's Board of Directors has approved the Provisions on Remuneration to Members of the Management Board, according to which the Members of the Management Board are paid quarterly remuneration.

The total amount of the quarterly remuneration to the members of the Management Board is determined by the decision of the Board of Directors of the Company, subject to the Management Board's performance.

The amount of the quarterly remuneration to all members of the Management Board according to the quarter's results is preliminarily considered by the Appointments and Remunerations Committee of the N.W.Telecom Board of Directors after the following issues are considered by the Board of Directors:

- attainment of the key economic targets of the Company budget in the quarter;
- fulfillment of previous decisions of the General Meetings of Shareholders and the Board of Directors to be fulfilled in the past quarter.

The final decision on the amount of the quarterly remuneration to all members of the Management Board is made by the Board of Directors of the Company.

In case the key economic targets of the Company budget are not attained, the Board of Directors may decide to reduce the remuneration to members of the Management Board by up to 50% of the maximum quarterly remuneration.

In case of improper or untimely fulfillment of decisions made earlier by the General Meeting of Shareholders and the Board of Directors, the Management Board has to explain the causes of such failure.

According to the evaluation of the fulfillment of these decisions the Board of Directors may decide to reduce the remuneration to members of the Management Board by up to 50% of the maximum quarterly remuneration.

When evaluating the preparation of materials for its meetings the Board of Directors takes into account:

conformity of the provided materials and proposed draft decisions to effective legislation and internal documents of the Company as well as recommendations of the Board of Directors;

quality of the preparation of materials for the meetings of the Board of Directors.

According to the evaluation of the preparation of materials for its meetings the Board of Directors may decide to reduce the remuneration to members of the Management Board by up to 50% of the maximum quarterly remuneration.

The Board of Directors may decide to reduce the total quarterly remuneration to all members of the Management Board. The total amount of such reduction may not exceed 50% of the maximum quarterly remuneration to members of the Management Board.

In 2006 the total amount of remuneration to Members of the Management Board was 5258250 roubles, or 36516 roubles per month, for each Member.

14.5. Auditing Committee

According to Article 17 of the Articles of Association of OJSC N.W.Telecom the Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 7 members.

The terms of reference of the Auditing Committee include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

Bylaw regulating the operation of the Company's body of control over its financial and economic activities: "Provisions on the Auditing Committee of OJSC N.W.Telecom"

Ruslan Kyarimovich Aksyaitov – Chairperson of the Auditing Committee	
Date of birth	1975
Education, including:	Higher
Principal place of work Position occupied	Investment Communication Company - Open Joint-Stock Company Deputy Chief Accountant, Head of the Methodology Division of the Accounting Department
Positions in other organizations	Open Joint-Stock Company "Tatincom-T", a Member of the Auditing Committee Closed Joint-Stock Company "Eniseytelecom", a Member of the auditing Committee
Person's share in the Company's authorized capital	None
Percentage of Company's common stock held by the party	None

Ekaterina Sergeevna Erofteeva – a Member of the Auditing Committee	
Date of birth	1975
Education, including:	Higher
Principal place of work Position occupied	Investment Communication Company - Open Joint-Stock Company Deputy Manager of the Strategic Development Department
Positions in other organizations	Open Joint-Stock Company "Far-East Telecommunications Company", a Member of the Board of Directors Closed Joint-Stock Company "Telecom" of Ryazan Oblast, inspector
Person's share in the Company's authorized capital	None
Percentage of Company's common stock held by the party	None

Sergey Ninelevich Kosarev – a Member of the Auditing Committee	
Date of birth	1961

Education, including:	Higher
Principal place of work Position occupied	Investment Communication Company - Open Joint-Stock Company Deputy Director of Telecommunications Department
Positions in other organizations	-
Person's share in the Company's authorized capital	None
Percentage of Company's common stock held by the party	None

Sergey Vladimirovich Podosinov – a Member of the Auditing Committee	
Date of birth	1971
Education, including:	Higher
Principal place of work Position occupied	Investment Communication Company - Open Joint-Stock Company Manager of the Controls and Risks Division of the Internal Audit Department
Positions in other organizations	Open Joint-Stock Company "TsentrTelecom", a Member of the Auditing Committee Closed Joint-Stock Company "Rostelegraph", a Member of the Auditing Committee Limited Liability Company "Nizhny Novgorod Teleservice", a Member of the Auditing Committee Limited Liability Company "Permtelecom", a Member of the Auditing Committee Open Joint-Stock Company "Russian Telecommunication Network", a Member of the Auditing Committee
Person's share in the Company's authorized capital	None
Percentage of Company's common stock held by the party	None

Ivan Vladimirovich Topolya – a Member of the Auditing Committee	
Date of birth	1981
Education, including:	Higher
Principal place of work in 2006 Position occupied	Investment Communication Company - Open Joint-Stock Company Deputy Manager of the Methodology Division of the Accounting Department

Positions in other organizations	Open Joint-Stock Company "Dagsvyazinform", the Chairperson of the Auditing Committee Limited Liability Company "Tvertelecom", a Member of the Auditing Committee Limited Liability Company "Nizhny Novgorod Teleservice", a Member of the Auditing Committee Open Joint-Stock Company "TsentrTelecom", a Member of the Auditing Committee Open Joint-Stock Company "Tatincom-T", a Member of the Auditing Committee
Person's share in the Company's authorized capital	None
Percentage of Company's common stock held by the party	None

Natalya Petrovna Utina – a Member of the Auditing Committee	
Date of birth	1961
Education, including:	Higher
Principal place of work Position occupied	Investment Communication Company - Open Joint-Stock Company Manager of the Division of Investment Projects Economics of the Department of Economic Planning and Budgeting
Positions in other organizations	Open Joint-Stock Company "Dalsvyaz", a Member of the Management Board
Person's share in the Company's authorized capital	None
Percentage of Company's common stock held by the party	None

Tamara Alexeevna Chernikova – a Member of the Auditing Committee	
Date of birth	1959
Education, including:	Higher
Principal place of work Position occupied	Investment Communication Company - Open Joint-Stock Company Head of the Borrowed Capital Management Division
Positions in other organizations	Open Joint-Stock Company "Tsentralny Telegraph", a Member of the Auditing Committee Closed Joint-Stock Company "Baykalwestcom", a Member of the Auditing Committee Open Joint-Stock Company "Sibirtelecom", a Member of the Management Board

Person's share in the Company's authorized capital	None
Percentage of Company's common stock held by the party	None

Upon initiative of the Auditing Committee of OJSC N.W.Telecom the check of the financial and economic operation of the Company, the annual accounts and reports of the Company and reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2006 was carried out.

Remuneration of the members of the Auditing Committee.

In compliance with Article 7 of the Provisions on the Auditing Committee, approved by the Annual General Meeting of the Shareholders of OJSC N.W.Telecom dated 12.07.2006, Members of the Auditing Committee are reimbursed for expenses related to their discharge of the duties of the Members of the Auditing Committee, and a quarterly remuneration is paid.

The quarterly remuneration to each member of the Auditing Committee shall be 150,000 roubles, The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.3.

In case reelection of the Auditing Committee or withdrawal of individual members from the Auditing Committee took place in the quarter, the remuneration of a member of the Auditing Committee shall be paid in proportion to the time of his/her work in the quarter.

XV. DATA ON THE COMPANY OBSERVING THE CORPORATE MANAGEMENT CODE

15.1. Data on the OJSC N.W.Telecom's Corporate Management Code

The Corporate management of the Company is conducted in accordance with the Company's Articles of Association (Charter) and its other internal documents that are brought into agreement with the Corporate Governance Code, recommended by the Federal Committee of the Central Bank, recommendations by the International Financial Corporation and the conclusions contained in the Analytical Report of the Standard & Poor's International Rating Agency.

The Corporate Management Code of OJSC N.W.Telecom was approved by the decision of the Board of Directors of OJSC N.W.Telecom in 2004, and during 2005 amendments were introduced into it. The Corporate Management Code specifies the level of corporate management, which the Company strives to attain.

Below comes the review of the corporate management in the Company in the limelight of the meeting the provisions of the Corporate Management Code of OJSC N.W.Telecom.

Table 14. Meeting the provisions of the Corporate Management Code of OJSC N.W.Telecom

№	Provision of Corporate Management Code of OJSC N.W.Telecom	Level of execution
Part I. Adherence to the Corporate Management Principles		
1. Definition and Principles		
The Company's corporate management is based on the following principles:		
1	Reporting: The Code provides for the accountability of the Company's Board of Directors to its shareholders and shall serve as guidelines for the Board of Directors in developing a strategy and in exercising the management and supervision of the activities of the Company's executive bodies.	Executed (The Code was unanimously approved by the Board of Directors (Minutes No.33-04 of 22.09.2004), in other words its provisions are shared by all the Board Members)
2	Equality: The Company undertakes to protect shareholders' rights and to ensure equal attitude towards all shareholders. The Board of Directors shall enable all shareholders to get efficient protection in case of any infringement of their rights.	Executed (no violations of the shareholders rights identified during the reported period, clauses 7.1, 8.1. of the Articles of Association
3	Transparency The Company shall ensure a timely and reliable disclosure of information on all essential facts concerning Company's activities, including its financial position, results of the operation, structure of the ownership and management of the Company, as well as free access to such information for all interested parties.	Executed (disclosed in accordance with clauses 2.3 and 2.4. Information policy provisions of the Company may be found on the Company Website WWW.nwtelecom.ru,)
4	Liability The Company shall acknowledge the rights of other interested parties under the requirements of the laws.	Executed (no violations of the interested persons' rights identified during the reported period)
5	Ethical Conduct: The Company undertakes to observe the generally accepted standards of business ethics in the corporate management and business activities.	Executed
6	The Company, its officials and all employees shall be guided in their activities by the requirements of the active law and by the ethic principles adopted in the business community.	Executed (The Corporate Management Code approved by the Board of Directors on behalf of the Company, hence its provisions are binding for all the Company executives and employees)
2. Company's Bylaws		
7	The structures, processes and practice of corporate management shall be governed by the Articles of Association and the bylaws of the Company, including: Provisions on the General Meeting of the Shareholders, Provisions on the Board of Directors;	Executed (all the listed documents have been approved and are binding in the Company)

	Provisions on the Auditing Committee; Provisions on the Management Board; Provisions on Dividends on Shares; Provisions on Committees of the Board of Directors; Provisions on the procedure of large transactions, related party transactions, and transactions requiring approval by the Board of Directors according to the Articles of Association of the Company; Provisions on the procedure of issue of documents to shareholders.	
8	The bylaws of the Company listed in clause 7 have been prepared in compliance with the provisions of the active law and taking into account the basic provisions of the Code of the Federal Commission for the Securities Market and the corporate management principles recognized in the international practice. All the above listed bylaws can be freely accessed on the Company's Internet site www.nwtelecom.ru.	Executed (Provisions on Information Policy, clause 1.10.)
3. General Structure of Corporate Management and Control		
9	The general structure of Company's corporate management and control includes: ***General Meeting of Shareholders*** – the supreme controlling body of the Company ensuring participation of shareholders in management of the Company and in its profit distribution. ***Board of Directors*** – the Company's controlling body responsible for development of the Company's strategy and providing supervision and control over the executive bodies' activities. The Company's Board of Directors shall form Committees implementing the functions of corporate management, strategic development, reporting, auditing, remuneration, etc. ***General Manager and Managing Board*** – the Company's executive bodies responsible for management of the Company's routine operation and implementation of the strategy formulated by the Board of Directors. ***Auditing Committee*** - the Company's inspecting body monitoring the Company's business and reporting directly to the General Meeting of Shareholders. ***Corporate secretary*** - the Company's executive ensuring compliance by the controlling bodies with the requirements of internal provisions and external regulation, promoting efficient information exchange between the controlling bodies and executive bodies, and performing consultant functions for members of the Board of Directors and the top management. The Company's Articles of Association provide for the position of the Corporate Secretary. ***Internal Audit Department*** - the Company's division responsible for development and verification of efficiency of the Company's internal business control systems. The Department reports to the General Manager, and submits reports on audit results to the General Manager, Auditing Committee, and Board of Directors of the Company. The Provisions on the Internal Audit Department shall be approved by the Board of Directors; the Board of Directors shall also approve the appointment of its head.	Executed (Corporate Management Code of OJSC N.W.Telecom, Part 1, clause 3)
4. Observing the Standards and Adhering to the Principles of Corporate Management		
10	Development, control over the observance and periodic revision of the corporate management policy and practice shall be ensured by the respective Committee of the Company's Board of Directors.	Executed (Provision on the Corporate Management Committee, clause 2.2.3.)
Part II. Proper Practice of the Operation of the Board of Directors and Executive Bodies		
1. Board of Directors		
11	a. Authority. The terms of reference of the Board of Directors shall be defined in the Company's Articles of Association in compliance with the active law and the recommendations of the Code of the Federal Commission for the Securities Market. The issues included in the terms of reference of the Board of Directors cannot be handed over to the collective or one-person executive body of the Company.	Executed (clauses 13.4 and 13.5 of the Articles of Association)
12	b. Number of the Members The number of the members of the Board of Directors is established by the Company's Articles of Association. The number of the members may be changed, if appropriate changes are made in the Articles of Association.	Executed (Clause 13.2 of the Articles of Association)
13	c. Membership Criteria. In accordance with the principles recognized in the corporate management practice, the Board of Directors shall develop, approve and then revise annually a list of Board member qualification requirements (upon recommendation of the respective Committee of the Board of Directors).	Analysis is under way of the activities of other Companies
14	d. Election, Term of Office and Termination of Powers. Members of the Board of Directors shall be elected by the annual general meeting of the shareholders by cumulative voting for a period of one year.	Executed (Clause 13.2 of the Articles of Association)

15	The general meeting of the shareholders may terminate the powers of only the entire Board of Directors.	Executed (Clause 13.3 of the Articles of Association)
16	e. Composition and Independence. The composition of the Board of Directors shall ensure representation of various groups of shareholders, including minority shareholders.	Executed (the Board of Directors has representatives of the minority shareholders and the State)
17	The skills, experience and personal qualities of the members of the Board of Directors shall ensure the proper discharge of the duties by the Board in exercising control and developing the basic areas of the Company's activities and strategy. Each member of the Board of Directors shall have the necessary experience, knowledge, skills and a stainless reputation required to discharge the duties of a member of the Board and to organize efficient work of the entire Board in the interests of the Company and its shareholders. The composition of the Board shall ensure the representation of a wide range of knowledge and experience in the field of the Company's basic activities, the industry and the geographic regions of the activities.	Executed
18	The Company considers that the Board of Directors shall be managed by a director who is not an executive.	Executed
19	The Board of Directors shall include no more than 20% of chief executives.	Executed
20	To ensure objectivity of decisions taken and to keep the balance of the interests of different groups of shareholders, the Board of Directors shall include several independent directors. The Code of the Federal Commission for the Securities Market shall serve as the basis for establishing independence of a director.	Executed
21	f. Committees. The Company shall form Committees of the Board of Directors to implement the functions of corporate management, strategic development, reporting, auditing, remuneration, etc.	Executed (4 committees started)
22	The activities of each Committee shall be governed by the respective Provisions on such a Committee, to be approved by the Board of Directors.	Executed (Provisions on the Audit Committee, Provisions on the Corporate Management Committee, Provisions of the Appointments and Reimbursements Committee, Provisions on the Strategic Development Committee)
23	Each Committee shall present preliminary recommendations on the most important issues in the terms of reference of the Board of Directors. After each meeting, the Committees shall present minutes of the meeting to the secretariat of the Board of Directors.	Executed (in practice and as per the Code on Committees, clause 2.1.and clause 5.13.)
24	g. Work Procedure. The Board of Directors shall hold meetings in compliance with the established work plan to be adopted at the start of the new Board's term of office, which shall ensure that its duties will be properly discharged. The Board of Directors shall hold meetings at least 12 times a year without restricting the maximum number of meetings.	Executed (drafting the operations plan is envisaged by clause 6.2. of the Provisions on the Board of Directors, number of meetings exceeds 12 annually)
25	Meetings of the Company's Board of Directors may be held in the form of joint attendance or correspondence voting. The form of holding a meeting shall be determined taking into account the importance of the issues of the agenda to be considered. Issues requiring a detailed discussion, such as approving the budget, approving the annual report on the preliminary basis, approving the priority areas of operation and strategies of the Company, the issues of convoking the general meeting of the shareholders, electing or re-electing the chairperson of the Board of Directors and a number of other issues shall be decided at meetings to be held in the form of joint attendance.	Executed (in practice and as per the Provisions on the Board of Directors, clause 6.1.)
26	The procedure of convoking and holding meetings of the Board of Directors shall be governed by the Provisions on the Board of Directors. The Secretary of the Board of Directors shall see to it that all directors get exhaustive information in due time simultaneously with receiving a notice that a meeting of the Board of Directors is going to be held, however, 14 days before holding each meeting at the latest. The said period shall be reduced, if the law provides for shorter periods of holding a meeting of the Board of Directors. Such a period may also be reduced, if it is necessary to urgently solve any	Executed (Provisions on the Board of Directors, clauses 6.3, 6.4, 6.5, 6.9)

	issues, provided neither member of the Board of Directors objects. The appropriate set of documents shall include the agenda proposed by the chairperson of the Board of Directors, detailed materials on each issue of the agenda required to take a grounded decision, as well as clear recommendations in respect of the necessary actions.	
27	The Board of Directors shall keep minutes of its meetings, properly recording there the discussion of all issues; the minutes shall be signed by the chairperson of the Board and by the Secretary of the Board of Directors and shall include the results of voting for each name. The Company shall store all minutes of the meetings of the Board of Directors.	Executed (Provisions on the Board of Directors, Clause 6.11)
28	h. Self-appraisal. The Board of Directors emphasizes the appraisal of its work and will do its best to carry out such an appraisal on the annual basis. In the course of the appraisal, both the work of the Board on the whole and the contribution of each individual member of the Board of Directors shall be evaluated, as well as the influence of such work on the results of the Company's activities. The appraisal process shall be organized by the respective Committee of the Board of Directors, while its results are to be discussed at a meeting of the Board of Directors. The Board of Directors may invite independent counsellors to render assistance in carrying out such an appraisal.	Executed The procedure of the Board of Directors self-appraisal was developed by the Appointments and Remunerations Committee jointly with the Corporate Management Committee.
29	i. Installing and Inviting Counsellors. The Company shall offer to newly elected members of the Board of Directors a program of installing them in order to enable them to get familiarized with the Company's activities, areas of its business, etc., so that it could help new members of the Board of Directors in discharging the duties vested in them. The Board of Directors and its Committees shall have resources to engage independent consultants in legal, financial, etc. matters advising the Board as necessary.	Executed (the newly elected members of the Board of Directors are provided with the materials necessary to enter the position) The Provisions on the Committees of the Board of Directors provide for the right to engage advisors.
30	j.Remunereation. The remuneration of the members of the Board of Directors depends on personal participation of each member in the work of the Board of Directors and on the long-term development of the Company, and the remuneration mechanism shall not infringe upon the independence of directors. Upon recommendation of the respective Committee of the Board of Directors, the Board of Directors shall put forward for consideration by the general meeting of the shareholders the issue of the amount of remuneration to be paid to directors. All members of the Board of Directors shall have a contract with the Company. The Company shall disclose information on the remuneration of each member of the Board of Directors to the public.	Executed partially: contracts with members of the Board of Directors are in development stage
31	The Company shall not give any loans, grants or credits to members of the Board of Directors.	Executed
32	k. Obligations and Liability. Members of the Board of Directors undertake to abstain from any actions that will or may cause a conflict between the interests of such a member of the Board of Directors and the Company. If such a conflict takes place, the member of the Board of Directors undertakes to disclose the information on the conflict of interests to other members of the Board and to abstain from voting on such issues.	Executed (Code approved by the Board of Directors, Minutes No. 33-04 of September 22, 2004)
33	Members of the Board of Directors shall be provided with all necessary information on issues proposed for discussion by them. Any extra information shall be provided to members of the Board of Directors upon request within the shortest time possible.	Executed (Provisions on the Board of Directors, clauses 3.1.1, 3.4)
2. Executive Bodies		
34	a. Authority. The General Manager and the Management Board shall manage the current activities of the Company aimed at fulfilling the goals and tasks of the Company and implementing the strategy adopted by the Board of Directors, in compliance with the provisions of the Company's bylaws.	Executed (clause 14.4., 15.1., 15.2. of the Articles of Association, Company Agreement with the General Manager)
35	b. Number of the Members The number and personalities of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors. The Board of Directors shall be responsible to shareholders for an adequate choice of candidatures of the members of the Management Board.	Executed (Clause 14.2 of the Articles of Association)
36	c. Membership Criteria. All members of the Management Board shall have the following qualities: confidence of the Company's shareholders, members of the Board of Directors, and other executives and employees of the Company; ability to consider interests of all shareholders and to make measured decisions; professional experience and qualification required for an efficient manager;	Executed

	knowledge of national features and trends, and knowledge of the market, services provided, and the company's competitors; ability to use experience and knowledge in decision-making related to the Company's business;	
37	d. Election, Term of Office and Termination of Powers. The Board of Directors shall elect the General Manager. The General Manager and members of the Board of Directors shall propose candidatures of members of the Management Board for approval by the Board of Directors.	Executed (clauses 13.4.26., 14.2., 14.3. of the Articles of Association)
38	The General Manager shall be appointed for a period determined by the Company's Board of Directors. The Management Board shall be elected for a period determined by the Company's Board of Directors when its members are appointed.	Executed (clauses 13.4.26., 14.2., 15)
39	Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned. In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.	Executed (Clause 14.3 of the Articles of Association)
40	e. Composition of the Management Board. The composition of the Management Board (the skills, experience and personal qualities) shall ensure an efficient management of the Company's current activities. Each Member of the Management Board, including the General Manager, shall have the experience, knowledge and skills required for efficiently discharging the duties of a member of the Management Board.	Executed
41	f. Management Board Work Procedure The Management Board shall hold regular meetings, the members of the Management Board must receive information on the issues of the meeting's agenda in advance. The Management Board's work procedure shall comply with the Provisions on the Company's Management Board.	Executed (Provisions on the Board, clauses 5.2., 5.4.)
42	g. Succession Planning. The Management Board shall adopt a list of reserve candidates in case temporary absent or retired top managers of the Company are to be replaced. To ensure the process, the General Manager shall submit to the Board of Directors a list of persons, most suitable to fill the vacancies of retired Company's managers, including the position of the General Manager.	Executed (List of Reserves for Managerial Positions of OJSC N.W.Telecom)
43	h. Remuneration. During their term of office the members of the Company's Management Board shall be paid a remuneration and shall be reimbursed for any expenses related to their performing their duties as members of the Management Board. Members of the Management Board shall be entitled to participate in option programmes implemented by the Company. The amount of remuneration to members of the Management Board shall be determined by a decision of the Board of Directors.	Executed (Part 6, Provisions on the Management Board)
44	i. Obligations and Liability. The General Manager and the members of the Management Board shall act conscientiously and in the interests of the Company.	Executed (Provisions on the Management Board clause 2.2., General Manager acting as the Chairperson of the Management Board)
45	The General Manager and the members of the Management Board undertake to abstain from any actions that will or may cause a conflict between the interests of such a member of the Management Board and the Company. If such a conflict takes place, the General Manager and the members of the Management Board undertake to disclose the information on the conflict of interests to the Board of Directors.	Executed (Responsibilities specified in the Provisions on the Management Board, clause 2.2., the Agreement with Member of the Management Board, clause 3.1.4. and the Corporate Management Code)
46	3. Interaction between the Board of Directors, General Manager and Management Board. The role of the Corporate Secretary. Proper corporate management implies the possibility of an open dialogue between the Board of Directors and the executive bodies of the Company. The Board of Directors shall maintain constant contacts with the executive bodies and officials of the Company in order to get the most complete and reliable information and to ensure an efficient interaction of the Company management bodies and officials. The Corporate Secretary shall play the key role in organizing this process.	Executed (interaction between management bodies and executives is regulated by the Articles of Association, Provisions on the Board of Directors, Provisions on the Management Board, Provisions on the Corporate Secretary and the Staff of the Corporate Secretary)

47	The Corporate Secretary shall be appointed by the Board of Directors. The task of the Corporate Secretary is to ensure that the Company's bodies and officials observe the procedural requirements guaranteeing the exercise of rights and the protection of the interests of the Company's shareholders. The Corporate Secretary shall have sufficient powers and knowledge required to discharge the duties vested in him/her and shall enjoy the confidence of shareholders and members of the Board of Directors.	Executed 1. Clause 16.1 of the Articles of Association 2. Authority and the prerequisites on the Corporate Secretary are included in the Provisions on the Corporate Secretary and the Staff of the Corporate Secretary (approved by the Board of Directors, Minutes No.19-01/08(06) of 30.03.2006)
48	The Corporate Secretary shall be accountable and subordinated to the Board of Directors. The Corporate Secretary shall be appointed and the terms of the contract made with him/her, including the amount of the remuneration, shall be within the terms of reference of the Board of Directors.	Executed 1. Clauses 13.4.32. and 13.4.33. of the Articles of Association 2. Provisions on the Corporate Secretary and the Staff of the Corporate Secretary (approved by the Board of Directors, Minutes No.19-01/08(06) of 30.03.2006)
49	For the Corporate Secretary to be able to discharge his/her duties efficiently, a staff of the Corporate Secretary should be formed, the composition, number, structure and duties of whose employees must be determined in the Provisions "On the Corporate Secretary and the Staff of the Corporate Secretary".	Executed Provisions on the Corporate Secretary and the Staff of the Corporate Secretary (approved by the Board of Directors, Minutes No.19-01/08(06) of 30.03.2006)
50	The Corporate Secretary and his/her staff shall ensure the discharge of the following duties as concerns corporate management: observance of the procedure of preparing and holding general meetings of the shareholders; organizing interaction between the Company and shareholders; organizing the preparation and the holding of meetings of the Board of Directors and its Committees; ensuring the disclosure and provision of information on the Company according to the requirements of the active law, and storage of Company's documents; rendering assistance to members of the Board of Directors in their discharge of their duties; control over the observance of the requirements of this Code and its compliance with the active law.	Executed
Part III. Rights of Shareholders		
1. General Meeting of the Shareholders		
51	The Company has adopted Provisions on the General Meeting of the Shareholders, containing a detailed description of the procedure for preparing, holding of and decision-taking by the general meeting of the shareholders.	Executed (Provisions on the General Meeting of the Shareholders, Minutes of the General Meeting of the Shareholders No.01-05 of 04.07.2005)
52	a. Preparation. Shareholders shall be entitled to take part in and vote on issues of the agenda of the general meeting of the shareholders, to receive in advance a notification, the agenda and reliable, objective and latest information sufficient for taking reasonable decisions on the issues of the agenda. The executive bodies of the Company and the Corporate Secretary shall be in charge of ensuring this process.	Executed (clauses 7.2, 8.3, 12.13 of the Articles of Association; Provisions on the Corporate Secretary and the Staff of the Corporate Secretary, Section 3)
53	When getting prepared for holding a general meeting of the shareholders, the Company undertakes to provide shareholders within the scope and time established by the Russian legislation with the following information making it possible to for shareholders to take well-grounded decisions: materials, and draft resolutions on each agenda item, biographical data of each nominee for the Board of Directors and the Auditing Committee.	Executed (Clause 12.13 of the Articles of Association)

54	The Company shall make it possible for shareholders to apply to the Corporate Secretary for getting information on the meeting and materials to it, and for interaction of shareholders with the Board of Directors and the executive bodies of the Company.	Executed
55	To realize their right of participation at the General meetings of the shareholders, the shareholders in the Company organize checkpoints at residing places of the Company branches where the shareholders can receive the information on the order of participation in such General meetings of the shareholders and get acquainted with the data needed for their well-founded decisions on the items on the agenda of the General meetings of the shareholders.	Executed in practice
56	b. Holding a General Meeting of the Shareholders. The Company shall take all required measures to ensure the participation of shareholders in a general meeting and active voting on issues of the agenda.	Executed (clauses 12.12., 12.13. of the Articles of Association)
57	The venue of holding the general meeting shall be chosen so as to take into account its accessibility for the majority of shareholders. The registration procedure shall be convenient for participants and shall ensure a quick and unhindered access to the venue where the meeting is to be held.	Executed (general meetings of shareholders are conducted in Saint-Petersburg, as most of the shareholders dwell here, participants are registered at the place of conducting the meeting)
58	The Company shall ensure the presence of the members of the Board of Directors, executive bodies, Auditing Committee and a representative of the external auditor at the general meeting of the shareholders so that they could answer shareholders' questions. Each shareholder shall be entitled to speak on the issues of the agenda, to put forward respective motions and to ask questions. The chairperson of the general meeting shall ensure a quick and efficient work of the meeting.	Executed (in practice the nominees to elected positions are always present at the meeting, temporary regulations on the speeches are indicated in clause 8.8. of the Provisions on the General Meeting of the Shareholders of OJSC N.W.Telecom, clause 7.2.1., clause 8.3. of the Article of Association, Provisions on the General Meeting of the Shareholders, clause 7.3.)
59	Voting shall be held using voting ballots. The procedure of counting the votes at a general meeting shall be transparent for shareholders and shall preclude any possible manipulation of the voting results. A representative of an independent registrar acting as the returning board shall ensure the observance of the proper procedure of holding the general meeting.	Executed (Clause 11.4. of the Articles of Association, Provisions on the General Meeting of the Shareholders, clause 7.6., 9.1.)
60	c. Results. The results of voting shall be brought to the notice of shareholders according to the procedure and within the time stipulated by the appropriate acts of legislation and shall be published on the Company's Internet site www.nwtelecom.ru and in mass media.	Executed (Provisions on the General meeting of Shareholders, clause 8.12., Provisions on Information Policy, clause 2.7.)
2. Protection of the Rights of Minority Shareholders		
61	The Company shall do its best to organize such a system of taking strategic and other decisions important for the Company that would take into account the interests of minority shareholders as much as possible. Among other things, a number of bylaws have been prepared by the Company for that purpose, such as the Provisions on Making Documents Available to Shareholders, the Provisions on the Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors. The Company applies a system of registering shareholders' applications and efficiently regulating corporate disputes.	Executed (the system of registering and ruling on the corporate disputes is implemented via the Corporate Management Committee)
62	a. Representation in the Board of Directors. Minority shareholders shall have representatives of their interests in the Board of Directors, which shall be ensured by the procedure of cumulative voting.	Executed (Clause 12.2.4. of the Articles of Association)
63	b. Independent Registrar. The register of Company's shareholders shall be kept by an independent registrar. The choice and appointment of an independent registrar having all required technical facilities and an impeccable reputation will make it possible for the Company to ensure a reliable and efficient registration of the title to shares and other	Executed (clauses 11.2., 11.3. of the Articles of Association)

	securities of the Company. Jointly with the independent registrar, the Company shall ensure reliable and efficient methods of accounting and re-registration of the title to shares.	
3. Related-Party Transactions and Big Transactions		
64	The Company shall disclose on the Internet site www.nwtelecom.ru and publish in mass media and in the annual report information on its affiliated parties and shall disclose detailed information on related-party transactions and big transactions.	Executed (Provisions on Information Policy, clauses 2.3., 2.4.5., 2.6., 6.1. etc.)
65	Company's procedures in respect of big transactions and related-party transactions are set forth in the Provisions on OJSC N.W.Telecom's Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of which is included by the Company's Articles of Association in the terms of reference of the Board of Directors.	Executed
4. Dividend Policy		
66	The Company's dividend policy is based on the Provisions on Dividend on OJSC N.W.Telecom's Shares, approved by the Board of Directors, and on decisions of general meeting of the shareholders on dividend payment published in compliance with the law, among other editions, on the Company's Internet site www.nwtelecom.ru.	Executed (Provisions on Information Policy, clauses 2.3., 6.2.)
67	The procedure of determining the amount of dividend on preferred shares shall not infringe upon rights of other shareholders.	Executed (clause 8.2. of the Articles of Association the share of profit for paying out the dividends on the preferred shares is fixed)
68	The Company's dividend policy: establishing a transparent, clear, and predictable mechanism of dividend accounting and payment, providing a dividend payment procedure that would be the most convenient and easiest for shareholders, providing for actions preventing incomplete or delayed payment of declared dividends.	Executed (clause 8.2. of the Articles of Association, Provisions on Share Dividends, clause 2.1 and Section 9)

5. ADR Holders' Interests Protection		
69	The Company shall take all necessary measures to provide equal conditions for ADR holders in respect of access to information on the Company. Among other things, however, not limited to this, the Company shall prepare and publish on its Internet site www.nwtelecom.ru information and documents for shareholders and investors in English.	Executed (Provisions on Information Policy, OJSC N.W.Telecom, clause 1.10.)
70	To ensure the rights and lawful interests of shareholders holding American Depositary receipts (ADR), including the right of participation in Company management, the Company undertakes to observe the terms and conditions of the active depositary agreement in respect of providing possibility for such shareholders to express their will in respect of any issues of the agenda of the general meeting of the shareholders.	Executed
71	Besides, the Company shall take all necessary measures to provide equal conditions for ADR holders in respect of access to information on the Company. Among other things, however, not limited to this, the Company shall prepare and publish on its Internet site www.nwtelecom.ru information and documents for shareholders and investors in English.	Executed (Provisions on Information Policy, OJSC N.W.Telecom, clause 1.10.)
Part IV. Information Disclosure and Transparency		
72	The Company shall ensure an easy access to the information on all important facts, including such information as the financial position, results of operation, ownership and management structure. On the other hand, the Company shall aspire at ensuring a reasonable balance between openness and protecting the commercial interests of the Company. The Provisions on making available documents to Company's shareholders, regulating the issues of information disclosure, prepared and approved by the Board of Directors, is published on the Company's Internet site www.nwtelecom.ru.	Executed (Provisions on Information Policy, OJSC N.W.Telecom, clause 1.10.)
73	The Company undertakes to give detailed answers to all inquiries within the time provided for by the law. When answering inquiries, the Company shall reserve the right of keeping commercial secrets.	Executed (Provisions on Information Policy, clause 7.2.)

1. Information Disclosure Policy and Practice		
74	In compliance with the requirements of the Russian law and the Provisions on Making Available Documents to OJSC N.W.Telecom's Shareholders, the Company shall provide information (documents) upon requests of shareholders. The Company shall publish a detailed annual report including a section on corporate management and shall prepare other important documents such as securities offering circulars, issuer's quarterly reports, information on important facts, as well as data that may have a serious impact on the value of Company's securities. The Company shall disclose information on its corporate governance practice and publish essential information in due time on its Internet site www.nwtelecom.ru.	Executed (Provisions on Information Policy, clause 1.6., 1.10., 2.3., 2.4., 2.6., 7.2.)
75	The Company shall ensure the disclosure of information on the ownership structure, including the Company's available information on shareholders holding 5 and more per cent of Company's shares. The information on ADR holders and on shareholders represented by nominal holders shall be disclosed based on the data provided by ADR depositary bank and the respective nominal holders. Any corporate relations in the framework of the group of companies shall be also clearly stated in the information disclosed by the Company.	Executed (according to Resolution by the Federal Committee on the Securities Market of 18.09.03, No.03-32/ps)
76	The Company shall take measures to protect confidential information. No information received by employees of the Company or members of its management bodies can be used by them for any personal purposes.	Executed (Provisions on Information Policy, clause 1.5., Section 8)
2. Financial Reporting		
77	The Company shall keep books and prepare a complete set of financial reporting in compliance with the Russian standards of accounting and financial reporting. Besides, the Company shall prepare accounts and reports according to the International Financial Reporting Standards (IFRS) and shall publish such reports both in the annual report and on the Internet site of the Company www.nwtelecom.ru.	Executed (Provisions on Information Policy, clause 2.3., clause 2.4., 2.6. and Provisions on the Accounting Policy in Accounting)
78	Financial reports shall be accompanied by detailed comments making it possible for a reader of such reports to interpret correctly the data on the financial results of the Company. Financial information shall be supplemented by an analysis and comments of the management, as well as by a conclusion of an external auditor and the Auditing Committee.	Executed (according to the Federal Law "On Accounting" and clause 12.13. of the Articles of Association)
3. Internal Control and Audit		
79	a. Auditing Committee. The Company's Auditing Committee shall hold meetings at least 4 times a year to discharge its duties in compliance with Company's bylaws. The Auditing Committee shall consist of experienced specialists in the field of finance.	Executed (Provisions on the Auditing Committee, clause 5.2.
80	The Auditing Committee shall check the legality of decisions and actions taken by executive bodies of the Company, check the compliance of transactions made by the Company with the conditions of transactions made under comparable conditions, shall conduct an analysis of the Company's financial position and other control over the financial and economic operation of the Company within its terms of reference.	Executed (clause 17.2. of the Articles of Association, Provisions on the Auditing Committee, clause 2.2.)
81	b. Internal Audit. The Company has an Internal Audit Department, which shall be responsible for the current internal control over the economic and financial operation of the Company. The Internal Audit Department shall consist of employees with impeccable reputation and shall be administratively subordinated to the General Manager, shall submit reports on the results of checks to the General Manager, Auditing Committee and to the Board of Directors of the Company. The powers, composition, work procedure and other issues of the activities of the Internal Audit Department shall be regulated by the bylaws of the Company.	Executed (Articles of association clause 17.3., Provisions on the Department of Internal Audit, Provisions on the Procedures (the system) of Internal Control.)
82	c. Committee of the Board of Directors. A Committee shall concentrate on various aspects of the Company's activities, including, but not limited to, the three key aspects: financial and managerial reporting, risk management, internal and external audit. Such a Committee shall be headed by an independent director and shall consist of independent and non-executive directors, each of whom shall have the sufficient knowledge of financial issues. The powers of the Committee, its composition and other issues shall be governed by the Provisions on the respective Committee of the Board of Directors.	Executed (Articles of Association clause 13.4.31), Provisions on the Audit Committee of the Board of Directors, clause 2.1.)
4. External Audit		
83	An external auditor shall audit the Company's financial reports. A recognized independent auditing company shall act as the external auditor. Independence means independence of the auditor on the Company, its management and big shareholders. The auditing company shall carry out the audit in compliance with the International Auditing	Executed (Articles of Association clause 12.2.12), clauses 17.1. and 17.4., Provisions on the

	Standards. The Company shall ensure a periodic rotation of its external auditor. The external auditor shall be appointed by the general meeting of the shareholders taking into account recommendations of the respective Committee of the Board of Directors.	Committee on Internal Audit, clause 2.1. and clause 2.2.2.a)

15.2. Data on the Observance of the recommendations of the Corporate Governance Code of the Federal Commission for the Securities Market.

Given that the Corporate Management Code of N.W.Telecom was developed, inter alia, on the basis of basic provisions of the recommended Corporate Governance Code of the Federal Commission for the Securities Market, the Company is committed to comply to the maximum possible extent with the document developed by the Federal Commission for the Securities Market.

Table 15. Fulfillment of provisions in accordance with recommendations of the Corporate Governance Code of the Federal Commission for the Securities Market

No.	Provisions of the Corporate Governance Code	Observed / Non-Observed	Note
General Meeting of the Shareholders			
1	Notifying the shareholders on the fact of holding the general meeting of the shareholders at least 30 days before the date on which it is to be held irrespective of the issues included in its agenda, unless the law provides for a longer period.	Observed partially	Clause 12.12 of the Articles of Association Observed to the exclusion of cases of repeated and extraordinary meetings, convened on demand by the Auditing Commission, the Company Auditor, shareholders in possession of at least 10% of the voting stock.
2	The shareholders may get familiarized with the list of those entitled to participation in the general meeting of the shareholders starting from the day of notification on the fact of holding the general meeting of the shareholders till the closure of the general meeting of the shareholders held with attendance of participants, or till the date on which acceptance of voting ballots is over in case of absentee general meeting of the shareholders.	Observed partially	Clause 7.5. of the Articles of Association
3	The shareholders may get familiarized with the information (materials) to be provided during the preparation for the general meeting of the shareholders, through electronic communication facilities, including Internet.	Observed	Website www.nwtelecom.ru
4	A shareholder has the opportunity to add an issue on the agenda of the general meeting of shareholders or demand the convention of a general meeting of shareholders without producing an extract from the shareholders' register if its rights to shares are recorded in the system of the shareholders' register and if its rights to shares are recorded on the deposit account it is sufficient to produce a statement of this account to exercise above rights.	Observed	Clause 12.6. of the Articles of Association and Provisions on the General Meeting of the Shareholders, clause 2. 6.
5	The Articles of Association or the bylaws of the joint-stock company contain a requirement of the obligatory attendance of the general meeting of the shareholders by the General Manager, Members of the Management Board, Members of the Board of Directors, Members of the Auditing Committee and the auditor of the joint-stock company.	Observed	Corporate Management Code, Part 3, clause 16
6	Obligatory attendance by candidates when the general meeting of the shareholders considers the issues of electing Members of the Board of Directors, General Manager, Members of the Management Board, Members of the Auditing Committee and the issue of approving the auditor of the joint-stock company	Observed	The Company ensures the possibility of attendance by all candidates for election to the said bodies
7	Bylaws of the joint-stock company provide for a procedure of registration of the participants of the general meeting of the shareholders	Observed partially	Registration is carried out according to the rules of a registrar. Provisions on the General Meeting of the Shareholders, clauses 8. 1. and 8. 2.

Board of Directors			
8	The Articles of Association of the joint-stock company provide for the power of the Board of Directors to approve annually the financial and business plan of the joint-stock company	Observed	Clause 13.4.1 of the Articles of Association (The Board of Directors approves the budget)
9	The joint-stock company has a risk management procedure approved by the Board of Directors.	Observed	Provisions of the Risk Management of OJSC N.W.Telecom (approved by the Board of Directors, Minutes No.19-01/34(06) of 15.12.2006)
10	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to take a decision on suspending the powers of the General Manager appointed by the general meeting of the shareholders.	Not observed	In accordance with clauses 13. 4. and 15 of the Company's Articles of Association appointing the General Manager and suspending the powers or releasing the General Manager from his/her powers is within the competence of the Board of Directors.
11	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to establish requirements for the skills and amount of remuneration of the General Manager, Members of the Management Board and managers of the basic structural divisions of the joint-stock company	Observed	Clause 13.4 33. of the Articles of Association. Contracts of employment with the said officials are approved by the Board of Directors
12	The Articles of Association of the joint-stock company provide for the right of the Board of Directors to approve terms and conditions of contracts with the General Manager and Members of the Management Board	Observed	Clause 13.4.33 of the Articles of Association
13	The Articles of Association or the bylaws of the joint-stock company contain a requirement that when terms and conditions of contracts with the General Manager (managing organization, manager) and Members of the Management Board are approved, votes of the Members of the Board of Directors who are the General Manager and Members of the Management Board are not counted	Not observed	
14	The Board of Directors of the joint-stock company has at least 3 independent directors meeting the requirements of the Corporate Management Code	Observed	
15	The Board of Directors of the joint-stock company does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market	Observed	
16	The Board of Directors of the joint-stock company does not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
17	The Articles of Association of the joint-stock company contain a requirement of electing the Board of Directors by cumulative voting	Observed	Clause 12.2.4. of the Articles of Association
18	The bylaws of the joint-stock company provide for the obligation of Members of the Board of Directors to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed	Corporate Management Code, Part II, clause 1k
19	The bylaws of the joint-stock company provide for the obligation of Members of the Board of Directors to notify the Board of Directors in writing on any intention to make a transaction with any securities of the joint-stock company, of whose Board of Directors they are Members, or of its affiliates (subsidiaries), and to disclose information on any transactions made by them with any such securities	Observed	Clauses 3.2.9, 3.2.10 of the Provisions on the Board of Directors

20	The bylaws of the joint-stock company contain a requirement of holding meetings of the Board of Directors at least once in six weeks	Observed	Corporate Management Code, Part II, clause 1g
21	Holding meetings of the Board of Directors of the joint-stock company during the year, for which the annual report of the joint-stock company is made up, at an interval of at least once in every six weeks	Observed	
22	The bylaws of the joint-stock company provide for a procedure of holding meetings of the Board of Directors	Observed	Provisions on the Board of Directors, clause 6.
23	The bylaws of the joint-stock company contain a provision that the Board of Directors must approve of joint-stock company's transactions for amounts of 10 or more per cent of the value of the company's assets, except for transactions made in the course of normal economic operation	Observed	Clause 13.4.19 of the Articles of Association
24	The bylaws of the joint-stock company provide for the right of Members of the Board of Directors to get from executive bodies and managers of basic structural divisions of the joint-stock company any information required to perform their duties, and for responsibility for failure to present such information	Observed	Clauses 3.1.1, 3.2.7 of the Provisions on the Board of Directors
25	There is a committee of the Board of Directors in charge of strategic planning, or the functions of such a committee are vested in another committee (except for the audit committee and the personnel and remunerations committee)	Observed	Strategic Development committee (approved by the decision of the Board of Directors of 23.08.2004, Minutes No.29-04)
26	There is a committee of the Board of Directors (the audit committee), which recommends an auditor of the joint-stock company to the Board of Directors and interacts with it and with the Auditing Committee of the joint-stock company	Observed	Audit Committee (approved by the decision of the Board of Directors of 27.07.2006, Minutes No.19-01/22 (06).
27	The audit committee includes only independent and non-executive directors	Observed	Provisions on the Audit Committee of the Board of Directors, clause 3.2.
28	The management of the audit committee is the responsibility of an independent director	Observed	Provisions on the Audit Committee of the Board of Directors, clause 3.2.
29	The bylaws of the joint-stock company provide for the right of access for all members of the audit committee to any documents and information of the joint-stock company, provided they do not disclose confidential information	Observed	Clauses 3.1.1, 3.2.4, 3.4 of the Provisions on the Board of Directors
30	Creating a committee of the Board of Directors (the committee for personnel and remunerations), the function of which is to determine the criteria of selecting candidates to Members of the Board of Directors and to develop a policy of the joint-stock company in the field of remuneration	Observed	Provisions on Appointments and Remunerations Committee, clause 2.3
31	The management of the committee for personnel and remunerations is the responsibility of an independent director	Observed	Provisions on Appointments and Remunerations Committee, clause 3.4.
32	The committee for personnel and remunerations does not include any officials of the joint-stock company	Observed	Provisions on Appointments and Remunerations Committee, clause 3.2
33	Creating a committee of the Board of Directors for risks or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Not observed	Each committee of the Board of Directors discharges the functions of considering risks in its area of operation
34	Creating a committee of the Board of Directors for settling corporate conflicts or vesting the functions of such a committee in another committee (except for the audit committee and the committee for personnel and remunerations)	Observed	Corporate Management Committee (approved by the Board of Directors on 23.08.2004, Minutes No.29-04)
35	The committee for settling corporate conflicts does not include any officials of the joint-stock company	Not observed	Presence of a Company's representative in the committee is advisable for promptly settling corporate conflicts. The Corporate Secretary of the Company is a Member of the

			Committee.
36	The management of the committee for settling corporate conflicts is the responsibility of an independent director	Not observed	
37	There are bylaws of the joint-stock company approved by the Board of Directors providing for the procedure of forming and work of the committees of the Board of Directors	Observed	Provisions on the Committees of the Board of Directors (references to the Provisions see above)
38	The Articles of Association of the joint-stock company provide for the procedure for determining the quorum of the Board of Directors allowing to ensure obligatory participation of independent directors in meetings of the Board of Directors	Not observed	1. The algorithm of the activities of the Board of Directors is set forth in the Provisions on the Board of Directors. All the Members of the Board of Directors are informed without fail of the meetings of the Board of Directors, and may take part in them either in person or expressing their opinion in writing.
Executive Bodies			
39	The joint-stock company has a collective executive body (Management Board)	Observed	Article 14 of the Articles of Association
40	The Articles of Association or the bylaws of the joint-stock company contain a provision that the Management Board must approve of transactions with real estate or transactions of receiving loans by the joint-stock company, unless said transactions are classified as big transactions and unless they are a part of the normal economic activities of the joint-stock company	Observed partially	Clause 13.4 19) and 14.4 of the Articles of Association. 5)
41	The bylaws of the joint-stock company provide for a procedure of agreeing upon operations that are beyond the financial and economic plan of the joint-stock company	Observed	Provisions on the Budget of OJSC N.W.Telecom Section 6.
42	The executive bodies do not include any persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
43	The executive bodies of the joint-stock company do not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market. If the duties of the sole executive body are discharged by a managing organization or a manager, the general manager and the members of the management board of the managing organization or manager must meet the requirements for the General Manager and Members of the Management Board of the joint-stock company	Observed	
44	The Articles of Association or bylaws of the joint-stock company provide for a prohibition for the managing organization (manager) to discharge the same functions in a competing company or to be in any other privity with the joint-stock company, besides providing the services of the managing organization (manager)	Not observed	
45	The bylaws of the joint-stock company provide for the obligation of the executive bodies to refrain from actions that will result or may potentially result in a conflict between their interests and the interests of the joint-stock company; and in case of such a conflict, the obligation must be provided for to disclose information on such a conflict to the Board of Directors	Observed	Corporate Management Code , Part II, clause 2.
46	The Articles of Association or bylaws of the joint-stock company provide for criteria of selecting a managing organization (manager)	Not observed	

47	The executive bodies of the joint-stock company present monthly reports on their work to the Board of Directors	Observed	Meetings of the Board of Directors are held 2 or 3 times a month. Various issues of the Company's activities are put forward for their consideration according to the plan on behalf of the Management Board. Meetings of the Board of Directors regularly consider the issues of fulfilling decisions of the general meeting of the shareholders and of the Board of Directors, and information on Company budget execution is considered on a quarterly basis.
48	Contracts concluded by the joint-stock company with the General Manager (managing organization or manager) and the Members of the Management Board set forth a liability for breaking any Provisions on the use of confidential or housekeeping information	Observed	The commitment of non-disclosure of commercial secrets or any other confidential information is included in the employment contract of these parties
Secretary of the Company			
49	The joint-stock company has a special official (secretary of the company), whose task is to ensure the observance by the bodies and officials of the joint-stock company of the procedural requirements guaranteeing the rights and legal interests of the company's shareholders	Observed	Article 16 of the Articles of Association
50	The Articles of Association or bylaws of the joint-stock company provide for a procedure of appointing (electing) the company secretary and set forth the duties of the company secretary	Observed	Corporate Management Code, Part II, Section 3.
51	The Articles of Association of the joint-stock company provide for requirements for the candidature of the company secretary	Not observed	The requirements are set in the Provisions on the Corporate Secretary and the Staff of the Corporate Secretary (approved by the Board of Directors, Minutes No.19-01/07(06) of 30.03.2006)
Important Corporate Actions			
52	The Articles of Association or bylaws of the joint-stock company provide for a requirement of approving a big transaction before it is made	Observed	The Provisions on Closing Major Deals in OJSC N.W.Telecom, in which there is an expressed interest, and of the deals which need approval by the Board of Directors as per the Company's Articles of Association, Section 5.
53	An independent appraiser must be invited to evaluate the market value of assets being the subject of a big transaction	Observed	Since more than 2% of stock of OJSC N.W.Telecom belongs to the State, the state financial controlling agency has to be brought in to define the market value of property in such deals. The state financial controlling agency is independent of OJSC N.W.Telecom.
54	The Articles of Association of the joint-stock company provides for a prohibition of taking, in case of acquiring big blocks of shares of the joint-stock company (merger), any actions aimed at protecting the interests of the executive bodies (members of such bodies) and Members of the Board of Directors of the joint-stock company or deteriorating the position of the shareholders as compared to the	Not observed	

	current position (among other things, a prohibition for the Board of Directors to take, before the expected period of shares acquisition is over, a decision on issuing extra shares, on issuing securities convertible into shares or securities entitling their holders to acquisition of company's shares, even if the right of taking such a decision is granted to it by the Articles of Association)		
55	The Articles of Association of the joint-stock company provide for a requirement that an independent appraiser must be invited to evaluate the current market value of shares and possible changes in their market value as a result of merger	Not observed	
56	The Articles of Association of the joint-stock company do not absolve the acquirer from the obligation to make an offer that the shareholders sell common shares of the company held by them (issued securities convertible into common shares) in case of merger	Observed	
57	The Articles of Association or bylaws of the joint-stock company provide for a requirement that an independent appraiser must be invited to determine the shares conversion ratio in case of reorganization	Observed	The Federal Law "On Joint-Stock Companies", clause 3, Article 34 "When paying with non-currency means for the stock an independent valuating entity has to be brought in."
Disclosure of Information			
58	There is a bylaw approved by the Board of Directors and setting forth the rules and approaches of the joint-stock company towards information disclosure (Provisions on Information Policy)	Observed	Provisions on Information Policy (approved by the Board of Directors, Minutes No.38-04 of 29.10.2004)
59	The bylaws of the joint-stock company contain a requirement of disclosing information on the goals of shares floatation, on the parties intending to acquire shares to be floated, including a big block of shares, and on whether the top officials of the joint-stock company are going to participate in acquiring the floated shares of the company	Not observed	The Information is disclosed pursuant to the Federal Law "On the Securities market" and the Order of the Federal Service for Financial Markets, No.06-117/pz-n.
60	The bylaws of the joint-stock company contain a list of information, documents and materials to be provided to shareholders for taking decisions on the issues discussed at the general meeting of the shareholders	Observed	Clause 12.13. of the Articles of Association and the Provisions on Providing the Documents to the Shareholders of OJSC N.W.Telecom (approved by the decision of the Management Board, Minutes No.248-02(26) of 13.08.2002)
61	The joint-stock company has an Internet site and regularly discloses information on the joint-stock company on that Internet site.	Observed	http://www.nwtelecom.ru/
62	The bylaws of the joint-stock company contain a requirement of disclosing information on transactions of the joint-stock company with the parties, who, under the Articles of Association, are considered the top officials of the joint-stock company, as well as on transactions of the joint-stock company with organizations, in which top officials of the joint-stock company directly or directly own 20 or more per cent of the authorized capital of the joint-stock company or which such officials may otherwise significantly influence.	Observed	Corporate Management Code, Part IV, clause 1 (disclosed during the annual report as a piece of significant information in accordance with the Federal Law "On the Securities Market").
63	The bylaws of the joint-stock company contain a requirement of disclosing information on all transactions that may influence the market value of joint-stock company's shares	Observed	Corporate Management Code, Part IV, clause 1.
64	There is a bylaw approved by the Board of Directors on using important information on the activities of the joint-stock company, on shares and other securities of the Company and on transactions with them, which is not accessible to the general public and the disclosure of which may have a significant influence on the market value of shares and other securities of the joint-stock company	Observed	Provisions on Information Policy (approved by the Board of Directors, Minutes No.38-04 of 29.10.2004)

Control over Financial and Economic Operation			
65	There are procedures of internal control over the financial and economic operation of the joint-stock company, approved by the Board of Directors	Observed	Provisions on the Audit of Financial and Business Activity of a Structural Unit of OJSC N.W.Telecom (approved by the Board of Directors, Minutes No. 19-01/13(06) of May 17, 2006), Provisions on the Comprehensive Audit of a Structural Unit of OJSC N.W.Telecom (approved by the Board of Directors, Minutes No. 19-01/13(06) of May 17, 2006), Provisions on Risks Management (approved by the Board of Directors, Minutes No. 19-013334(06) of December 15, 2006)
66	There is a special division of the joint-stock company ensuring the observance of internal control procedures (control and audit service)	Observed	The Department of Internal Audit
67	The bylaws of the joint-stock company contain a requirement of determining the structure and composition of the control and audit service of the joint-stock company by the Board of Directors	Observed partially	Structure of the Department of Internal Audit (DIA) is defined by the Board of Directors. The candidacy of the Director of the Department of Internal Audit is agreed with the Board of Directors (clauses 1.2, 1.3 of the Provisions on the Department of Internal Audit). The team of the Department of Internal Audit (to the exclusion of its Director) is approved by the General Manager (clause 1.4. of the Provisions on DIA)
68	The control and audit service does not include any persons who were recognized guilty of committing crime in the field of economic activities or crime against the state authorities, the interests of state service or service in local government bodies or to whom administrative punishment was applied for offence in the field of entrepreneurship or in the field of finance, taxes and fees, or securities market	Observed	
69	The control and audit service does not include any persons being members of executive bodies of the joint-stock company or persons who are participants, General Managers (managers), members of managing bodies or employees of a corporation competing with the joint-stock company	Observed	
70	The bylaws of the joint-stock company provide for a fixed period of submitting to the control and audit service documents and materials for evaluation of a transacted financial or economic operation, as well as a liability of officials and employees of the joint-stock company for failure to submit them within the established time	Observed	Specified by separate orders for each separate audit.
71	Internal documents of a shareholding Company need to commit the controlling and auditing service to report the identified violations to the Audit Committee, and in case it is absent – to the Board of Directors of the joint-stock company	Observed	Provisions on DIA, clause 4, DIA Plan of Activities for 2007.
72	The Articles of Association of the joint-stock company contain a requirement of a preliminary evaluation by the control and audit service of the expediency of transacting operations that are not provided for by the financial and economic plan of the joint-stock company (non-standard operations)	Not observed	Such deals have to be preliminarily approved by the Board of Directors that goes by the previous consultation with the internal services of the Company and can bring in

			independent consultants (clause 13.4.2 of the Articles of Association).)
73	The bylaws of the joint-stock company provide for a procedure of agreeing upon a non-standard operation with the Board of Directors	Observed	Provisions on Budgeting the OJSC N.W.Telecom, Part 6 (the adjusted budget is approved by the Board of Directors)
74	There is a bylaw approved by the Board of Directors, that determines the procedure of carrying out audits of the financial and economic activities of the joint-stock company by the Auditing Committee	Observed	Provisions on Auditing Committee (approved by the General Meeting of the Shareholders, Minutes No.0001-06 of 12.07.2006)
75	The audit committee evaluates the auditors' report prior to presenting it to shareholders at the general meeting of the shareholders	Observed	Provisions on the Audit Committee, clause 2.2.2.g).
Dividend			
76	There is a bylaw approved by the Board of Directors, used as guidelines by the Board of Directors when recommendations on the amount of dividend are taken (Provisions on the Dividend Policy)	Observed	Provisions on Dividend on Shares (approved by the Board of Directors, Minutes No.34-02(05)) on 30.08.2002.
77	The Provisions on the Dividend Policy provide for a procedure of determining the minimum share of the net profit of the joint-stock company, allocated for the payment of dividend, and the conditions, under which there is no payment or there is an incomplete payment of dividend on the preferred shares, the amount of dividend on which is determined in the Articles of Association of the joint-stock company	Observed	Provisions on dividend on Shares of OJSC N.W.Telecom, clause 2.1. 3.1, Section 5.
78	Publishing information on the dividend policy of the joint-stock company and on any changes introduced into such policy in a periodical provided for by the Articles of Association of the joint-stock company for publishing notifications on holding general meetings of the shareholders, and placing such information on the Internet site of the joint-stock company	Observed	Corporate Governence Code, Part III, clause 4.

Since the shares of the OJSC N.W.Telecom are admitted for trading at stock exchanges and are included on the rating lists of the exchanges of A2 and A1 level, the Company has to adhere to the regulations on corporate behavior, such adherence being a prerequisite for including and maintaining its shares on the respective quoting lists of the exchanges.

OJSC N.W.Telecom drafts quarterly and forwards the Report on adhering to the regulations on the corporate behavior to the respective stock exchanges so as to maintain its shares on the A2 and A1 quoting lists of those exchanges. Currently the Company fully meets all the prerequisites on the Issuer with respect to adhering to the norms of the corporate behavior that apply to such Issuers their shares being on the A2 quoting list for the exchanges.

16.1. Authorized capital

The authorized capital of the Company is 1,131,414,770 roubles.

Table 16. Autorized capital.

Categories (types) of shares	Number (pcs)	Face value (roubles)
I. Floated shares:		
Common shares	881,045,433	1 rouble
type A preferred shares	250,369,337	
II. Stated shares:		
Common shares	6,098	1 rouble
type A preferred shares	32,486	

16.2. The structure of the Company's stock capital


Distribution of shares between N.W.Telecom shareholders
(% of the Authorized Capital)
at December 29. 2006
126 089 889
447 230 789
11,1 %
39,5%
49,4%
558 094 092
Individuals
Legal entities
OJSC "Svyazinvest"


Distribution of preference shares between N.W.Telecom shareholders
(% of the Authorized Capital)
at December 29. 2006
84 242 368
33,6%
66,4%
166 126 969
Individuals
Legal entities

Distribution of common shares between N.W.Telecom shareholders (% of the Authorized Capital) at December 29, 2006


41 847 521
4,7%
50,8%
44,5%
447 230 789
391 967 123
Individuals
Legal entities
OJSC "Svyazinvest"

16.3. Information on Owners of the Biggest Blocks of shares

Table 17. Owners and Nominal Holders of the Big Blocks of Shares.

Shareholder	Status	Common shares.	Percentage of common shares.	Preferred shares.	Percentage of preferred shares.	Shares, total	Percentage of total number of shares
Legal entities (187 accounts), total:		**839,197,912**	**95.250%**	**166,126,969**	**66.353%**	**1,005,324,881**	**88.856%**
including those holding more than 1% of the authorized capital:							
OPEN JOINT-STOCK COMPANY "INVESTMENT COMMUNICATION COMPANY"	OW	447,230,789	50.761%	0	0.000%	447,230,789	39.528%
CLOSED JOINT-STOCK COMPANY "UBS NOMINEES"	NH	111,978,810	12.710%	25,702,898	10.266%	137,681,708	12.169%
ING BANK (EURASIA) CJSC (CLOSED JOINT-STOCK COMPANY)	NH	87,382,363	9.918%	40,642,307	16.233%	128,024,670	11.315%
CLOSED JOINT-STOCK COMPANY "DEPOSITARY CLEARING COMPANY"	NH	58,394,110	6.628%	61,696,909	24.642%	120,091,019	10.614%
NONPROFIT PARTNERSHIP "NATIONAL DEPOSITARY CENTRE"	NH	38,170,802	4.332%	17,921,909	7.158%	56,092,711	4.958%
CLOSED JOINT-STOCK COMPANY – COMMERCIAL BANK "CITIBANK"	NH	34,051,032	3.865%	9,191,175	3.671%	43,242,207	3.822%
THE RUSSIAN FEDERTION REPRESENTED BY THE FEDERAL AGENCY FOR FEDERAL PROPERTY MANAGEMENT	OW	37,753,619	4.285%	5,276	0.002%	37,758,895	3.337%
CLOSED JOINT-STOCK COMPANY "REFFEISEN BANK AUSTRIA"	NH	15,859,923	1.800%	0	0.000%	15,859,923	1.402%
Individuals (31870 accounts)		**41,847,521**	**4.750%**	**84,242,368**	**33.647%**	**126,089,889**	**11.144%**
including those holding more than 1% of the authorized capital:		-	-	-	-	-	-
TOTAL:		**881,045,433**	**100%**	**250,369,337**	**100%**	**1,131,414,770**	**100%**

Note:
OW - Owner
NH – nominal holder

16.4. Information on the trading venues for trading in shares of the Company

Table 18. N.W.Telecom shares on Russian and foreign markets

Name of the securities	Common registered non-documentary shares			Preferred registered non-documentary type A shares			1st level ADR for common shares	
Name of the Stock Exchange	Moscow Interbank Currency Exchange	Non-Profit Partnership "Russian Trading System"	Stock Exchange "Russian Trading System"	Moscow Interbank Currency Exchange	Non-Profit Partnership "Russian Trading System"	Stock Exchange "Russian Trading System"	Berlin - & Frankfurt Stock Exchange	USA off-exchange market
Quoting list level	A1	A2	A2*	A2	A2	A2*	Freiverkehr	-
Ticker tape	SPTL	SPTL	SPTLG	SPTLP	SPTLP	SPTLPG	SQ4.BE (Berlin) SQ4.F (Frakkfurt)	N.W.TelecomEY

* from 21 July to 31 December 2006 inclusive the shares were not listed at this stock exchange.

Information on current quotations, spreads, prices of deals and market capitalization is available on web-sites: www.rts.ru, www.micex.ru, www.skrin.ru, www.adr.com, http://deutsche-boerse.com/, www.berlinerboerse.de

Table 19. Exchange information according to the RTS (Russian Trading System) data (classic market) with account taken of market and target deals

	2005			2006		
	Volume of trade, USD	Volume of trade, pcs.	Number of deals	Volume of trade, USD	Volume of trade, pcs.	Number of deals
Common shares	17,552,262	25,600,898	376	15,781,836	13,517,802	254
Preferred shares	7,883,161	15,228,243	244	8,540,124	9,035,540	170

Table 20. Exchange information according to the RTS (Russian Trading System) data (exchange market) with account taken of market and target deals

	2005			2006		
	Volume of trade, rubles	Volume of trade, pcs.	Number of deals	Volume of trade, rubles	Volume of trade, pcs.	Number of deals
Common shares	220,009,024	11,328,469	980	60,869,082	2,170,426	159
Preferred shares	137,524,215	10,050,335	662	30,849,089	1,286,395	143

Table 21. Exchange information according to the Moscow Interbank Currency Exchange (main trade mode)

	2005			2006		
	Volume of trade, rubles	Volume of trade, pcs.	Number of deals	Volume of trade, rubles	Volume of trade, pcs.	Number of deals
Common shares	620,901,745	31,750,723	5,921	2,353,328,962	75,057,900	14,264
Preferred shares	298,838,810	19,891,964	4,272	1,010,824,066	39,434,400	11,668

In 2006, the noticeable growth in the trade in N.W.Telecom shares at the Moscow Interbank Currency Exchange continued in terms of money and, what's more important, in physical terms. Deals in common shares in the Company were made at this Exchange every day. As compared with 2005, the physical volume of trade in common and preference shares in the Company at the Moscow Interbank Currency Exchange rose by 136% and 98% respectively. On the contrary, the volume of trade at the Non-Commercial Partnership RTS fell by 47% for common shares and by 41% for preference shares and at OJSC RTS by 81% and 87% respectively. The reduction in turnovers at the Non-Commercial Partnership RTS and OJSC RTS is due to the fall in the liquidity of the exchanges.

Fig. 8. Exchange turnover on common shares in N.W.Telecom in 2006 (millions of pcs)



13,517
2,170
89,938
Non-Commercial Partnership RTS
OJSC RTS
Moscow Interbank Currency Exchange

Fig. 9. Exchange turnover on preference shares in N.W.Telecom in 2006 (millions of pcs)



9,035
1,286
40,966
Non-Commercial Partnership RTS
OJSC RTS
Moscow Interbank Currency Exchange

On the whole, the volume of trade rose as against 2005 by 32% for common shares and by 10% for preference shares. The aggregate volume of trade in common and preference shares in 2006 was 90.7 million pieces and 49.7 million pieces respectively.

Fig. 10. Change in the aggregate volume of trade at exchanges, millions of pieces



60 000 000
50 000 000
40 000 000
30 000 000
20 000 000
10 000 000
common shares
preference shares
+ 32%
+ 10%
2005
2006

16.5. Capitalization and value of shares

In 2006, the steady growth of the value of N.W.Telecom shares continued.

There were four main stages of changes in the value of common and preference shares in the Company during 2006:

I. Active growth with minor adjustment and stabilization at the achieved levels (early in 2006).

II. Deep adjustment (from mid-May till mid-June 2006) affecting the whole Russian stock market.

III. Stagnation for preference shares and a smooth rise in the price of common shares (from June till late November 2006).

IV. Rapid growth (December 2006).

Fig. 11. Change in the prices of N.W.Telecom shares in 2006 (Moscow Interbank Currency Exchange, closing price, rubles)


45
40
35
30
25
20
15
Stage I
Stage II
Stage III
Stage IV
common shares
preference shares
max 41.962
min 21.12
max 31.86
min 19.8
10.01.2006
24.01.2006
07.02.2006
21.02.2006
07.03.2006
21.03.2006
04.04.2006
18.04.2006
02.05.2006
16.05.2006
30.05.2006
13.06.2006
27.06.2006
11.07.2006
25.07.2006
08.08.2006
22.08.2006
05.09.2006
19.09.2006
03.10.2006
17.10.2006
31.10.2006
14.11.2006
28.11.2006
12.12.2006
26.12.2006

The rise in the market value of OJSC N.W.Telecom in 2006 was due to both internal and external factors.

The external factors include:

- general positive expectations of Russian and foreign investors regarding the Russian economy;
- re-distribution of assets from the oil and gas sector to other industries in connection with unstable oil prices;
- purchase of shares in interregional companies, organized by the investment bank "KIT Finance" in favor of one of its customers;
- acquisition of the blocking stake in OJSC "Svyazinvest" by Joint-Stock Financial Company "Sistema";
- speculations on the alternatives of OJSC "Svyazinvest" reorganization.

The internal (corporate) factors include:

- positive performance of the Company in 2006;
- improvement in the quality of corporate management;
- activities of the Company in the IR area.

Fig. 12. Change in the N.W.Telecom capitalization in 2006 (according to RTS) and RTS index, %



70%
50%
30%
10%
-10%
-30%
N.W.Telecom capitalization
29.12.2005
12.01.2006
26.01.2006
09.02.2006
23.02.2006
09.03.2006
23.03.2006
06.04.2006
20.04.2006
04.05.2006
18.05.2006
01.06.2006
15.06.2006
29.06.2006
13.07.2006
27.07.2006
10.08.2006
24.08.2006
07.09.2006
21.09.2006
05.10.2006
19.10.2006
02.11.2006
16.11.2006
30.11.2006
14.12.2006
28.12.2006

In 2006, the N.W.Telecom capitalization changed mostly in accordance with the periods of rise and fall of the Russian stock market. If at the beginning of 2006 the N.W.Telecom capitalization exceeded the psychologically important level of $1 billion, new records were reached in the end of the year as the Company's capitalization exceeded another psychologically important level of $1.5 billion and stabilized at $1.6 billion. As the result of rapid growth of the stock market in the end of the year the Company's capitalization at RTS according to the year's results rose by 67% (the RTS index rose by 71%).

Fig. 13. Change in the capitalization of interregional companies and RTS index in 2006, %



66,9%
74,3%
Average value for interregional companies - 54.1%
45,2%
45,6%
26,4%
42,7%
77,5%
70,7%
NWT
URSI
TsentrT
VolgaT
UTK
SibirT
Dalsvyaz
RTS index

In 2006 the groeth of the N.W.Telecom capitalization outpaced the average growth for interregional companies and, as the result, by the end of the year the Company took the third place among interregional companies by the market value.

16.6. ADR Program information

Date of level 1 ADR programme registration: 4th September 2001.
Depository bank: JPMorgan Chase Bank
ADR factor: 1 ADR = 50 common shares of OJSC N.W.Telecom.

In 2006, the share of level 1 ADR for common shares in free circulation continued to grow gradually. According to the year's results, the number of level 1 ADR rose by 18% to 1 082 726 pieces or 6.1% of the total number of common shares in the authorized capital of the Company. This was facilitated by high financial and economic results of OJSC N.W.Telecom, improvement in the quality of corporate management as well as by the Company's efforts aimed at increasing the interest of Western investors in the authorized capital.

Table 22. Largest holders of N.W.Telecom's ADR at December 31, 2006

Institutional holders	**Number of ADR, pcs**	**% of the total number of common shares in circulation**
Goldman Sachs Asset Management International	237,103	1.35
Julius Baer International Equity Fund	336,961	1.91
Goldman Sachs Funds Global Emerging Market Equity	124,987	0.71
Goldman Sachs Emerging Markets Equity Fund	112,116	0.64
Union Investment Group	89,000	0.51
Carnegie Asset Management A/S	85,000	0.48
Uni EM Osteuropafonds	70,000	0.40
Carnegie Fund - East European	55,000	0.31
Universal-Investment-Gesellschaft GmbH	29,300	0.17
Sydinvest	20,000	0.11

16.7. Information on effective issues of the Company bonds

Within the framework of measures for reducing the cost and extending the periods of borrowings as well as diversifying financing sources, in December 2006 N.W.Telecom floated the fourth bond loan. The rate of the first and subsequent coupons was 8.1% per annum, meeting the Company's expectations.

The loan proceeds will be allocated for financing N.W.Telecom's investment projects and refinancing the existing credit portfolio.

Table 23. Effective (circulating) bond issues.

Issue No.	Volume of issue at the par value (millions of rubles)	Floatation end date	Number of coupons (coupon period)	Coupon rates	Repayment date
2	1500	08.10.2003	16 (91 days)	From 1 to 4 – 14.2% per annum; From 5 to 8 – 13.2% per annum; from 8 to 16 – 7.5% per annum.	The par value of the bonds is repaid in portions at the following dates: 1) **04.10.2006** - 30% of the par value of bonds; 2) **04.04.2007** - 30% of the par value of bonds; 3) **03.10.2007** - 40% of the par value of bonds.
3	3000	03.03.2005	24 (91 days)	From 1 to 12 – 9.25% per annum; From 12 to 24 – To be determined by the Board of Directors	The par value of the bonds is repaid in portions at the following dates: 1) **25.02.2010** - 30% of the par value of bonds; 2) **26.08.2010** -30% of the par value of bonds; 3) **24.02.2011** - 40% of the par value of bonds.
4	2000	14.12.2006	20 (91 days)	From 1 to 20 – 8.1% per annum	The par value of the bonds is repaid in portions at the following dates: 1) **10.12.2009** - 25% of the par value of bonds; 2) **09.12.2010** -25% of the par value of bonds; 3) **08.12.2011** -50% of the par value of bonds;

16.8. Information on the Credit Rating and Corporate Rating of the Company

Credit ratings

To raise its ratings, in 2006 the Company worked actively with Standard & Poor's and Fitch Ratings experts to identify and remove the negative factors which could involve a decline in ratings. As the result of its activties, the following credit ratings were assigned to the Company:

Table 23. N.W.Telecom credit ratings as of the end of 2006

Rating agency	Rating	Date	Изменение
Fitch Ratings	International credit rating B+/ projection "Stable"	10th August 2006	⇨
Fitch Ratings	national credit rating A (rus)/projection "Stable"	14th August 2006	⇨
Standard & Poor's	International credit rating BB-/projection "Stable"	27th September 2006	⇧
Standard & Poor's	national credit rating RuAA-	27th September 2006	⇧

According to the rating agencies' experts, the factors which produced a favorable effect on the ratings included the high share of OJSC N.W.Telecom on the basic markets (local and intrazonal communications), growing share of new services in the total proceeds as well as the increased profitability and efficiency of the Company business.

The assigned ratings are among the highest ones not only for interregional companies but for the whole of Russia as well.

Corporate Managemet Ratings

OJSC N.W.Telecom has one of the highest corporate management levels not only in the industry but in the whole of Russia as well and this fact is reflected in the corporate management ratings of the Company.

During 2006 the Company worked with the rating agencies' representatives in order to provide the most complete information on its activities. As the result, the following corporate management ratings were assigned to the Company:

Table 24. Corporate management ratings as of the end of 2006

Rating agency	Rating	Date	Change
RID-Expert RA	corporate management rating "A"	March 20, 2006	⇨
Standard & Poor's	corporate management rating "5.6", national scale	November 2, 2006	⇧
Standard & Poor's	corporate management rating "5+", international scale	November 2, 2006	⇧

The rating agencies' analysts note as the indisputable advantages of OJSC N.W.Telecom:

- important role of the Board of Directors and its committees in the management of the Company;
- active role of independent directors in the management of the Company;
- high general transparency of the Company, better preparation of reports according to IFRS.

According to the results of 2006, OJSC N.W.Telecom has the highest corporate management ratings among all interregional companies.

XVII. REFERENCE INFORMATION FOR SHAREHOLDERS

17.1. Information on the Company's Auditor

Name: **Limited Liability Company "Ernst & Young"**
Location: Branch in St. Petersburg: 23A, ul. Malaya Morskaya, St.Petersburg, 190000
Mailing address: 77, Sadovnichesaya nab., building 1, Moscow, 115035
E-mail: moscow@ru.ey.com

Data on Auditor's license: Auditor's license:
No. of license: E 003246
Date of issue: 17.01.2003
Validity period: 5 years
Authority issuing the license: RF Ministry of Finance

17.2. Information on the Company's register holder

Name: **Open Joint-Stock Company "United Registration Company"**
Legal address: 70, ul.Pyatnitskaya, Moscow, 113095
Mailing address: POB 162, Moscow, 107078
Telephone: (495) 504-28-86
Web-site www.ork-reestr.ru

License:
No. of license: 10-000-1-00314
Date of issue: 30.03.2004
Validity period: without limitation of the validity period
Authority issuing the license: Federal Commission for the Securities Market of RF

Date since which the Issuer's registered securities register is kept by the said registrar: 13.12.2005

17.3. Information on the procedure of dividends payment

Payment of dividend to legal entities
Dividend shall be paid to legal entity shareholders directly by the Company by transferring monies in compliance with the legal entity's bank details provided to OJSC N.W.Telecom by the Registrar.
OJSC N.W.Telecom's contact telephone No. concerning the issue of dividend payment to legal entities: (812) 719-92-32

Payment of dividend to natural persons
Dividend shall be paid to individual shareholders via the Company's dividend payment Agent:
Agent's name: LLC "North-West Finance Company"
Address: 26 1-ya Krasnoarmeyskaya ul., St. Petersburg, 198005
Telephone: 333-25-18.

Shareholders Department of OJSC N.W.Telecom reference telephone No. (812) 312-5289

The individual shareholders residing in the regions of the North-Western Federal District, except for Saint Petersburg and Leningrad Oblast may receive their dividend at the Company's appropriate offices at the place of their residence. More information on the place of receiving the dividend can be obtained at the shareholders department of OJSC N.W.Telecom, and in the regions:

Branch	Telephone for information:
Arkhangelsk Branch	(8182) 20-50-90
Vologda Branch	(8172) 72-83-39
Murmansk Branch	(8152) 48-51-85
Novgorod Branch	(8162) 73-92-02
Komi Branch	(8212) 29-92-88
Kaliningrad Branch	(4012) 45-33-15
Karelia Branch	(8142) 79-43-60
Pskov Branch	(8112) 16-80-77

17.4. Data on the Company's Branches

Arkhangelsh Branch of the Open Joint-Stock Company North-West Telecom	
Address	45, Troitsky prospekt, Arkhangelsk, 163061
Regional Director – Manager of the Branch	Vladimir Ivanovich Belokaminskiy
Telephone	(8182) 20-50-20
Fax	(8182) 65-40-96, 25-82-975
URL	http://arkhangelsk.nwtelecom.ru
e-mail	info@artelecom.ru

Petersburg Branch of the Open Joint-Stock Company North-West Telecom	
Address	24, ul. B. Morskaya, St. Petersburg, 191186
Regional Director – Manager of the Branch	Leonid Zigmundovich Tufrin
Telephone	(812) 314-15-50, (812) 315-41-05
Fax	(812) 110-68-34
URL	http://www.ptn.ru
e-mail	office@ptn.ru

Leningrad Oblast Branch of the Open Joint-Stock Company North-West Telecom	
Address	15, ul. Pochtamtskaya, St. Petersburg, 190000
Regional Director – Manager of the Branch	Vitaly Yevgenyevich Strizhkov
Telephone	(812) 571-84-78
Fax	(812) 315-48-50
Website	http://lenobl.nwtelecom.ru

Vologda Branch of the Open Joint-Stock Company North-West Telecom	
Address	4, Sovetsky pr., Vologda, 160000;
Regional Director – Manager of the Branch	Yury Alexandrovich Pochekin
Telephone	(8172) 72-00-14
Fax	(8172) 72-61-23
URL	http://vologda.nwtelecom.ru
e-mail	32eu@svz.vologda .ru
e-mail	lensvyaz@spb.lsi.ru

Murmansk Branch of the Open Joint-Stock Company North-West Telecom	
Address	82-a, pr. Lenina, Murmansk, 183038
Regional Director – Manager of the Branch	Vitaly Stanislavovich Vitman
Telephone	(8152) 45-45-45
Fax	(8152) 45-00-45
URL	http://murmansk.nwtelecom.ru
e-mail	mels@mels.ru

Novgorod Branch of the Open Joint-Stock Company North-West Telecom	
Address	2, ul. Lyudogoshcha, Veliky Novgorod, 173000
Regional Director – Manager of the Branch	Nikolay Pavlovich Emelyanov
Telephone	(8162) 18-25-10
Fax	(8162) 13-19-15
URL	http://novgorod.nwtelecom.ru
e-mail	nt@novgorod.net

Komi Branch of the Open Joint-Stock Company North-West Telecom	
Address	60, ul Lenina, Syktyvkar, the Komi Republic, 167981
Regional Director – Manager of the Branch	Vikentiy Alexandrovich Kozlov
Telephone	(8212) 21-60-50
Fax	(8212) 21-51-70
Website	http://komi.nwtelecom.ru
e-mail	komisvyaz@parma.ru

Kaliningrad Branch of the Open Joint-Stock Company North-West Telecom	
Address	24, ul. Bolnichnaya, Kaliningrad, 236040
Regional Director – Manager of the Branch	Andrey Alexeyevich Kulazhenkov

Telephone	(4012) 45-18-20
Fax	(4012) 45-15-52
URL	http://kaliningrad.nwtelecom.ru/
e-mail	postmaster@b24.baltnet.ru

Karelia Branch of the Open Joint-Stock Company North-West Telecom	
Address	4, ul. Gorkogo, Petrozavodsk, 185035
Regional Director – Manager of the Branch	Sergey Mikhaylovich Gavryushev
Telephone	(8142) 76-51-11
Fax	(8142) 76-61-44
URL	http://karelia.nwtelecom.ru
e-mail	ao@com.onego.ru

Pskov Branch of the Open Joint-Stock Company North-West Telecom	
Address	17, ul. Lenina., Pskov, Pskov Oblast, 180000
Regional Director – Manager of the Branch	Viktor Ivanovich Plyachenko
Telephone	(8112) 16-57-77
Fax	(8112) 16-97-35
URL	http://pskov.nwtelecom.ru
e-mail	office@elpskov.ru

17.5. Information on contact telephone Nos., fax No., e-mail address and Internet address of the Company.

General Directorate (location of OJSC N.W.Telecom's executive body)	
address	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186
administrative office telephone No.	(812) 719 93 24
fax	(812) 710 62 77
URL	http://www.nwtelecom.ru
e-mail	office@nwtelecom.ru

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between *March 1, 2007 and May 31, 2007*

1. Notice on the data that may have a significant influence on the value of the issuer's securities "Change of the internet page address used by the Joint-Stock Company to disclose information" dated 07 March, 2007;

2. Notification on the data that may have a significant influence on the value of the securities issued by a Joint-Stock Company "Decisions taken by the board of directors (supervisory board)" dated 18 April, 2007;

3. Notification on the data that may significantly affect the value of securities issued by the Joint-Stock Company "Decisions made by the board of directors (supervisory board)" dated 14 May, 2007;

4. Notification on the essential fact "Data on accrued and/or paid yield under issuer's securities", "Data on the timing of execution of the commitments to securities holders" dated 01 March, 2007;

5. Notification on the essential fact "Data on accrued and/or paid yield under issuer's securities", "Data on the timing of execution of the commitments to securities holders" dated 15 March, 2007;

6. Notification on the essential fact "Data on facts resulting in a non-recurring increase (decrease) in issuer's net profit or losses by more than 10 per cent" dated 29 March, 2007;

7. Notification on the essential fact "Data on accrued and/or paid yield under issuer's securities" "Data on the timing of execution of the commitments to securities holders" dated 04 April, 2007;

8. Notification on the essential fact "Data on the timing of execution of the commitments to securities holders" dated 04 April, 2007;

9. Notification on the essential fact "Data on the closing date of the issuer's register of the shareholders" dated 18 April, 2007;

10. Notification on the essential fact "Data on re-organization of the issuer, its subsidiaries and affiliates" dated 23 April, 2007;

11. Statement of the material fact "Information on the facts entailing a nonrecurrent increase (decrease) of the issuer's net profit or net loss by more than 10 percent" dated 28 April, 2007;

12. List of affiliated parties of the open joint-stock company North-West Telecom as of 31.03.2007 dated 02 April, 2007;

13. Amendments to the list of affiliated parties of the open joint-stock company North-West Telecom as of 29.03.2007;

14. Amendments to the list of affiliated parties of the open joint-stock company North-West Telecom as of 24.04.2007;

15. Quarterly report OJSC "North-West Telecom" for the 1st quarter of the year 2007 *.

16. General meeting documents 22.06.2007 – 88 pages;

17. Ballot OJSC "North-West Telecom" № 1 – 7.

* This document will be sent SEC after translation from Russian into English

18. Annual report of the OJSC "North-West Telecom" for the year 2006 ;

19. Financial statement (according to Russian Accounting standards) 2006 annual ;

20. Financial statement (according to Russian Accounting standards) 2007 1st quarter.

21. PRESS-RELEASE/The 8th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid dated 02 March, 2007;

22. PRESS-RELEASE/Candidates Nominated to the Board of Directors and the Audit Committee of OJSC North-West Telecom dated 12 March, 2007;

23. PRESS-RELEASE / The First Coupon Yield under the Bonds of the Fourth Issue of OJSC NWT Has Been Paid dated 15 March, 2007;

24. Information Message/Information of JSC North-West Telecom on the Results of the Auction for the Sale of JSC North-West Telecoms Shares dated 16 March, 2007;

25. PRESS-RELEASE /OJSC North-West Telecom Takes Part in the CeBIT-2007 International Exhibition dated 16 March, 2007;

26. PRESS-RELEASE/OJSC North-West Telecom Has Summed up the Results of Introducing a New Tariffing System for Local Telephone Connections in the North-West of Russia dated 28 March, 2007;

27. PRESS-RELEASE /The National Corporate Governance Score of OJSC North-West Telecom Has Been Confirmed at the A Level dated 30 March, 2007;

28. PRESS-RELEASE/JSC North-West Telecom has summed up the results of its activities for the year 2006 according to RAS* (Russian Accounting Standards) dated 03 April, 2007;

29. Information Message /North-West Telecom is Publishing its Report on Implementation of Measures in the Framework of the Capitalization Increase Concept of OJSC N.W.Telecom for the year 2006 dated 03 April, 2007;

30. PRESS-RELEASE/The 14 Coupon Yield Under the Second Issue Bonds of JSC North-West Telecom Has Been Paid dated 05 April, 2007;

31. PRESS-RELEASE/North-West Telecom Redeeming 30% of its Second Bonded Debt Par Value dated 05 April, 2007;

32. Information Message/North-West Telecom on the National Development Register dated 18 April, 2007;

33. PRESS RELEASE/Annual Meeting of North-West Telecom Shareholders Scheduled for June 22, 2007 dated 19 April, 2007;

34. PRESS-RELEASE / North-West Telecom Has Carried out a Reorganization of Subsidiaries in the Form of Affiliation of CJSC IK Svyaz with CJSC AMT dated 24 April, 2007;

35. Information Message/Winner Named in Contest for North-West Telecom Independent Auditor Selection for 2007 dated 03 May, 2007;

36. PRESS RELEASE/North-West Telecom Summing Up Its Business in Q1, 2007 dated 03 May, 2007;

37. PRESS RELEASE/NWT s Board of Directors has determined the 2006 dividends rate dated 15 May, 2007;

38. PRESS RELEASE/North-West Telecom Reports On Telephone Installation in St. Petersburg dated 16 May, 2007;

39. Information Message/OJSC «North-West Telecom" was granted the title "Socially responsible company 2007» dated 22 May, 2007;

40. PRESS RELEASE/OJSC North-West Telecom Has Summed up the Results of the Tender for Arranging a Syndicated Loan dated 30 May, 2007;

41. PRESS-RELEASE/The 9th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid dated 31 May, 2007;

42. Notification on the essential fact "Data on accrued and/or paid yield under issuer's securities", "Data on the timing of execution of the commitments to securities holders" 31 May, 2007;

43. Quarterly Report of the Open Joint-Stock Company "North-West Telecom" on Observance of the Corporate Conduct Standards (for including and keeping securities in the "A" Quotation Lists of the RTS Stock Exchange) for the 1st Quarter of 2007;

44. Quarterly Report of the Open Joint-Stock Company North-West Telecom on Observance of the Corporate Conduct Standards (for including and keeping securities in the "A" Quotation Lists of the CJSC MICEX Stock Exchange) for the 1st Quarter of 2007.

Attn: Deputy General director
CJSC MICEX Stock Exchange
Medvedeva Marina Borisovna

RECEIVED

2007 JUN 19 A

Quarterly Report of the Open Joint-Stock Company "North-West Telecom" on Observance of the Corporate Conduct Standards (for including and keeping securities in the "A" Quotation Lists of the CJSC MICEX Stock Exchange) for the 1st Quarter of 2007

№	List of Corporate Conduct Standards	Observed (fully, partially, not observed)	Note
1.	The Issuer must form a Board of Directors	Fully observed	**Articles of Association of OJSC N.W.Telecom (version 04 - 06)** (approved by the annual general meeting of the shareholders of 30th June 2006, Minutes of the Meeting No. 01-06 of 12.07.2006), article 13 **The Board of Directors of OJSC N.W.Telecom was elected by the annual general meeting of the shareholders of 30th June 2006, Minutes of the Meeting No. 01-06 of 12th July 2006.**
2.	The issuer's board of directors shall have at least 3 members of the board of directors meeting the following requirements: • not to be officials or employees of the issuer (manager) at the moment of election and for 1 year preceding the election; • not to be officials of any other company, in which any of such company's officials is a member of the personnel and remunerations committee of the board of directors; • not to be spouses, parents, children, brothers or sisters of the issuer's (manager's) officials (an official of the issuer's managing organization); • not to be affiliated parties of the issuer, except for a member of the board of directors of the issuer; • not to be parties to any liabilities with the issuer, under which they may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said parties, apart from the compensation for participation in the activity of the company's board of directors; • not to be representatives of the state, i.e. persons who are representatives of the Russian Federation or entities of the Russian Federation	Fully observed	**Corporate Governance Code of OJSC N.W.Telecom (version 01-04)** (approved by the decision of the Board of Directors. Minutes of the Meeting of 22nd September 2004. No.33-04). Clause e, Article "Board of Directors". **<u>Independent directors:</u>** **1. Alexandr Vyacheslavovich Ikonnikov** **2. Ivan Ivanovich Rodionov** **3. Alexandr Alexandrovich Gogol** **4. Dmitry Vladimirovich Levkovsky**

	in the board of directors of the joint-stock companies, in respect of which a decision has been taken to exercise the special right ("golden share") or persons elected to the board of directors from among the candidates proposed by the Russian Federation, or an entity of the Russian Federation, or a municipal entity, if such members of the board of directors must vote on the basis of written directions (instructions, etc.) of the entity of the Russian Federation or of the municipal entity respectively		
3.	1) A Committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be the assessment of candidates to the position of joint-stock company's auditors, evaluation of auditor's report, assessment of the efficiency of issuer's internal control procedures and preparation of proposals on their improvement (audit committee). The Committee shall be headed by a director meeting the requirements of clause 2 of this Appendix. 2) The Audit Committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer. 3) The assessment of the report of the issuer's auditor, prepared by the audit committee, shall be provided as materials for the annual general meeting of the issuer's participants.	Fully observed Fully observed Fully observed	**1) The Audit Committee was formed by the Board of Directors on 27.07.06, Minutes of the Meeting No. 19-01/22 (06).** *Provisions on the Audit Committee of the Board of Directors of OJSC N.W.Telecom (version 01-04)* (approved by the Decision of the Board of Directors, Minutes of the Meeting of 23rd August 2004 No. 29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee". **2) Staff of the Audit Committee:** ***Chairperson:*** **I.I. Rodionov** ***Members of the Committee:*** **K.V. Belyayev** **D.V.Levkovsky** 3) *Provisions on the Audit Committee of the Board of Directors of OJSC N.W.Telecom (version 01-04).* Article 2. "Purpose of Creating and Terms of Reference of the Committee" – clause 2, subclause 2.2.2. i).
4.	A committee for personnel and remunerations shall be formed in the issuer's board of directors, the exclusive functions of which shall be: working out the principles and criteria for determining the remuneration for members of the Board of Directors, members of the collective executive body and the person acting as the one-person executive body of the issuer, including the managing organization or a manager; working out proposals on determining the essential terms of contracts with members of the board	Fully observed	**1) The Committee for Appointments and Remuneration was formed by the Board of Directors on 27.07.06, Minutes of the Meeting No. 19-01/22 (06).** *Provisions on the Appointments and Remunerations Committee of the Board of Directors of OJSC N.W.Telecom (version 01-*

	of directors, members of the collective executive body and the person acting as the one-person executive body of the issuer; determining the criteria of selecting candidates to the positions of the members of the board of directors, members of the collective executive body and to the position of the one-person executive body of the issuer, as well as preliminary assessment of the said candidates; regular assessment of the activities of the person acting as the one-person executive body (managing organization or manager) and members of the collective executive body of the issuer and preparation of proposals for the board of directors as to their possible re-appointment. 2) The personnel and remunerations committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer.	 Fully observed	*04)* (approved by the Decision of the Board of Directors, Minutes of the Meeting of 23rd August 2004 No. 29-04), taking into account the amendments and additions introduced by the decisions of the Board of Directors, Minutes of the Meetings of 29.10.2004, 10.06.2005, 24.06.2005 and 30.03.2006. Article 2. "Purpose of Creating and Terms of Reference of the Committee". 2) In compliance with the Amendments and Additions to clause 3.2 of Article 3 "Members of the Committee" of the Provisions on the Appointments and Remunerations Committee, introduced by the decision of the Board of Directors dated 24.06.05 (Minutes of the Meeting No.16-05), **Staff of the Committee for Appointments and Remuneration:** ***Chairperson:*** **A.V. Ikonnikov** ***Members of the Committee:*** **A.A. Gogol** **I.I. Rodionov**
5.	The Issuer shall form a collective executive body.	Fully observed	**Management Board was formed by the Board of Directors on 30.06.2006, Minutes of the Meeting No.19-01/21-06** *Provisions on the Management Board (version 02-03)* (approved by the joint General Meeting of the Shareholders (Extraordinary), Minutes of the Meeting No. 01-03 of 14.02.2003); *Amendments and additions No.1 to the Provisions on the Management Board (version 02-03)* (approved by the General Meeting of the Shareholders, Minutes of the Meeting No.02-04 of 05.07.2004)
6.	Issuer's bylaws shall set forth the duties of the members of the board of directors, members of the collective executive management body, the party acting	Fully observed	**Provisions on Information Policy of OJSC N.W.Telecom**

	as the one-person executive body, including the managing organization and its officials and shall disclose information on the facts of holding issuer's securities, as well as on sale and/or purchase of issuer's securities.		(approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
7.	The issuer's board of directors shall approve the document setting forth the rules and approaches towards disclosing information on the issuer.	Fully observed	**Provisions on Information Policy of OJSC N.W.Telecom** (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
8.	The issuer's board of directors shall approve a document on the use of information on issuer's activities, on company's securities and transactions with them, which is not publicly available and the disclosure of which may materially influence the market value of issuer's securities.	Fully observed	**Provisions on Information Policy of OJSC N.W.Telecom** (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 9
9.	The issuer's board of directors shall approve a document setting forth the procedures of internal control of issuer's financial and economic activities, the observance of which is supervised by a separate division of the issuer, which shall provide information on any revealed breaches to the audit committee.	Fully observed	Provisions on the Internal Audit Department of OJSC N.W.Telecom (approved by the Board of Directors, Minutes of the Meeting No. 16-05 of 24.06.05) **Provisions on the Procedures (System) of Internal Control of OJSC N.W.Telecom** (approved by the Board of Directors, Minutes of the Meeting No. 16-05 of 24.06.05) **Amendments and additions No.1 to the Provisions on the Procedures (System) of Internal Control of OJSC N.W.Telecom** (approved by the Board of Directors, Minutes of the Meeting No. 19-01/13(06) of 17.05.06) **Provisions on Checking the Financial and Economic Operation of the OJSC N.W.Telecom's Structural Unit** (approved by the Board of Directors, Minutes of the Meeting No. 19-01/13(06) of 17.05.2006) **Provisions on Comprehensive Check of the OJSC N.W.Telecom's Structural Unit** (approved by the Board of Directors, Minutes of the Meeting No. 19-01/13(06) of 17.05.2006)

			Provisions of the Risk Management of OJSC N.W.Telecom (approved by the Board of Directors, Minutes of the Meeting No.19-01/34(06) of 15.12.2006)
10.	There shall be a provision in the issuer's articles of association that a notification on holding an annual general meeting of the shareholders shall be provided at least 30 days before it is held, unless a longer period is provided for by the law.	Fully observed	**Articles of Association of OJSC N.W.Telecom** (version 04 - 06) (approved by the annual general meeting of the shareholders of 30th June 2006, Minutes of the Meeting No. 01-06 of 12th July 2006), article 12, clause 12.12

General Manager **V.A. Akulich**

To Chairperson of the Management Board
of OJSC "RTS"
Mr. O.P. Safonov

RECEIVED
2007 JUL 19

Quarterly Report of the Open Joint-Stock Company "North-West Telecom" on Observance of the Corporate Conduct Standards (for including and keeping securities in the "A" Quotation Lists of the RTS Stock Exchange) for the 1st Quarter of 2007

№	List of Corporate Conduct Standards	Observed (fully, partially, not observed)	Note
1.	The Issuer must form a Board of Directors	Fully observed	**Articles of Association of OJSC N.W.Telecom (version 04 - 06)** (approved by the annual general meeting of the shareholders of 30th June 2006, Minutes of the Meeting No. 01-06 of 12.07.2006), article 13 **The Board of Directors of OJSC N.W.Telecom was elected by the annual general meeting of the shareholders of 30th June 2006, Minutes of the Meeting No. 01-06 of 12th July 2006.**
2.	The issuer's board of directors shall have at least 3 members of the board of directors meeting the following requirements: • not to be officials or employees of the issuer (manager) at the moment of election and for 1 year preceding the election; • not to be officials of any other company, in which any of such company's officials is a member of the personnel and remunerations committee of the board of directors; • not to be spouses, parents, children, brothers or sisters of the issuer's (manager's) officials (an official of the issuer's managing organization); • not to be affiliated parties of the issuer, except for a member of the board of directors of the issuer; • not to be parties to any liabilities with the issuer, under which they may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said parties, apart from the compensation for participation in the activity of the company's board of directors; • not to be representatives of the state, i.e. persons who are representatives of the Russian Federation or entities of the Russian Federation in the board of directors of the joint-stock	Fully observed	**Corporate Governance Code of OJSC N.W.Telecom (version 01-04)** (approved by the decision of the Board of Directors. Minutes of the Meeting of 22nd September 2004. No.33-04). Clause e, Article "Board of Directors". **Independent directors:** **1. Alexandr Vyacheslavovich Ikonnikov** **2. Ivan Ivanovich Rodionov** **3. Alexandr Alexandrovich Gogol** **4. Dmitry Vladimirovich Levkovsky**

	companies, in respect of which a decision has been taken to exercise the special right ("golden share") or persons elected to the board of directors from among the candidates proposed by the Russian Federation, or an entity of the Russian Federation, or a municipal entity, if such members of the board of directors must vote on the basis of written directions (instructions, etc.) of the entity of the Russian Federation or of the municipal entity respectively		
3.	1) A Committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be the assessment of candidates to the position of joint-stock company's auditors, evaluation of auditor's report, assessment of the efficiency of issuer's internal control procedures and preparation of proposals on their improvement (audit committee). The Committee shall be headed by a director meeting the requirements of clause 2 of this Appendix. 2) The Audit Committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer. 3) The assessment of the report of the issuer's auditor, prepared by the audit committee, shall be provided as materials for the annual general meeting of the issuer's participants.	Fully observed Fully observed Fully observed	**1) The Audit Committee was formed by the Board of Directors on 27.07.06, Minutes of the Meeting No. 19-01/22 (06).** *Provisions on the Audit Committee of the Board of Directors of OJSC N.W.Telecom (version 01-04)* (approved by the Decision of the Board of Directors, Minutes of the Meeting of 23rd August 2004 No. 29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee". **2) Staff of the Audit Committee:** ***Chairperson:*** **I.I. Rodionov** ***Members of the Committee:*** **K.V. Belyayev** **D.V.Levkovsky** 3) *Provisions on the Audit Committee of the Board of Directors of OJSC N.W.Telecom (version 01-04).* Article 2. "Purpose of Creating and Terms of Reference of the Committee" – clause 2, subclause 2.2.2. i).
4.	A committee for personnel and remunerations shall be formed in the issuer's board of directors, the exclusive functions of which shall be: working out the principles and criteria for determining the remuneration for members of the Board of Directors, members of the collective executive body and the person acting as the one-person executive body of the issuer, including the managing organization or a manager; working out proposals on determining the essential terms of contracts with members of the board of directors, members of the collective executive body	Fully observed	**1) The Committee for Appointments and Remuneration was formed by the Board of Directors on 27.07.06, Minutes of the Meeting No. 19-01/22 (06).** *Provisions on the Appointments and Remunerations Committee of the Board of Directors of OJSC N.W.Telecom (version 01-04)* (approved by the

	and the person acting as the one-person executive body of the issuer; determining the criteria of selecting candidates to the positions of the members of the board of directors, members of the collective executive body and to the position of the one-person executive body of the issuer, as well as preliminary assessment of the said candidates; regular assessment of the activities of the person acting as the one-person executive body (managing organization or manager) and members of the collective executive body of the issuer and preparation of proposals for the board of directors as to their possible re-appointment. 2) The personnel and remunerations committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer.	 Fully observed	Decision of the Board of Directors, Minutes of the Meeting of 23rd August 2004 No. 29-04), taking into account the amendments and additions introduced by the decisions of the Board of Directors, Minutes of the Meetings of 29.10.2004, 10.06.2005, 24.06.2005 and 30.03.2006. Article 2. "Purpose of Creating and Terms of Reference of the Committee". 2) In compliance with the Amendments and Additions to clause 3.2 of Article 3 "Members of the Committee" of the Provisions on the Appointments and Remunerations Committee, introduced by the decision of the Board of Directors dated 24.06.05 (Minutes of the Meeting No.16-05), **Staff of the Committee for Appointments and Remuneration:** ***Chairperson:*** **A.V. Ikonnikov** ***Members of the Committee:*** **A.A. Gogol** **I.I. Rodionov**
5.	The Issuer shall form a collective executive body.	Fully observed	**Management Board was formed by the Board of Directors on 30.06.2006, Minutes of the Meeting No.19-01/21-06** *Provisions on the Management Board (version 02-03)* (approved by the joint General Meeting of the Shareholders (Extraordinary), Minutes of the Meeting No. 01-03 of 14.02.2003); *Amendments and additions No.1 to the Provisions on the Management Board (version 02-03)* (approved by the General Meeting of the Shareholders, Minutes of the Meeting No.02-04 of 05.07.2004)
6.	Issuer's bylaws shall set forth the duties of the members of the board of directors, members of the collective executive management body, the party acting as the one-person executive body, including the	Fully observed	**Provisions on Information Policy of OJSC N.W.Telecom** (approved by the decision

	managing organization and its officials and shall disclose information on the facts of holding issuer's securities, as well as on sale and/or purchase of issuer's securities.		of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
7.	The issuer's board of directors shall approve the document setting forth the rules and approaches towards disclosing information on the issuer.	Fully observed	**Provisions on Information Policy of OJSC N.W.Telecom** (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
8.	The issuer's board of directors shall approve a document on the use of information on issuer's activities, on company's securities and transactions with them, which is not publicly available and the disclosure of which may materially influence the market value of issuer's securities.	Fully observed	**Provisions on Information Policy of OJSC N.W.Telecom** (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 9
9.	The issuer's board of directors shall approve a document setting forth the procedures of internal control of issuer's financial and economic activities, the observance of which is supervised by a separate division of the issuer, which shall provide information on any revealed breaches to the audit committee.	Fully observed	Provisions on the Internal Audit Department of OJSC N.W.Telecom (approved by the Board of Directors, Minutes of the Meeting No. 16-05 of 24.06.05) **Provisions on the Procedures (System) of Internal Control of OJSC N.W.Telecom** (approved by the Board of Directors, Minutes of the Meeting No. 16-05 of 24.06.05) **Amendments and additions No.1 to the Provisions on the Procedures (System) of Internal Control of OJSC N.W.Telecom** (approved by the Board of Directors, Minutes of the Meeting No. 19-01/13(06) of 17.05.06) **Provisions on Checking the Financial and Economic Operation of the OJSC N.W.Telecom's Structural Unit** (approved by the Board of Directors, Minutes of the Meeting No. 19-01/13(06) of 17.05.2006) **Provisions on Comprehensive Check of the OJSC N.W.Telecom's Structural Unit** (approved by the Board of Directors, Minutes of the Meeting No. 19-01/13(06) of 17.05.2006) **Provisions of the Risk**

			Management of OJSC N.W.Telecom (approved by the Board of Directors, Minutes of the Meeting No.19-01/34(06) of 15.12.2006)
10.	There shall be a provision in the issuer's articles of association that a notification on holding an annual general meeting of the shareholders shall be provided at least 30 days before it is held, unless a longer period is provided for by the law.	Fully observed	**Articles of Association of OJSC N.W.Telecom** (version 04 - 06) (approved by the annual general meeting of the shareholders of 30th June 2006, Minutes of the Meeting No. 01-06 of 12th July 2006), article 12, clause 12.12

General Manager **V.A. Akulich**

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Place of business of the company:	14/26, ul. Gorokhovaya, St. Petersburg, Russia, 181186
Form of holding the general meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the general meeting:	22nd June 2007
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	9-00 Moscow time
Meeting start time:	11-00 Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom

RECEIVED

BALLOT No. 1

Shareholder: [Shareholder]

Individual code: [Individual code]

Number of votes in respect of issue No. 1: [Number of votes]

<u>**Issue No.1 of the agenda:**</u> **Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution (including payment of dividend), and Company's losses based on the results of the fiscal year under report (2006).**

Wording of the decision:

1. The annual report of the Company for the year 2006, the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company for the fiscal year 2006 shall be approved.

Place for bar-code 1-1	Place for bar-code 1-2	Place for bar-code 1-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

2. The Company's profit according to the results of the year under report (2006) shall be distributed as follows:

- for dividend payment -529,350,111 roubles, including:

- *0.858 roubles per share under preferred stock;*
- *0.357 roubles per share under common stock;*

- 1,896,897,889 roubles –for increase of the Company's equity capital.

Dividend shall be paid in cash: for preferred shares – starting from 15th August till 15th December 2007, for common shares – starting from 15th August till 15th December 2007.

Place for bar-code 2-1	Place for bar-code 2-2	Place for bar-code 2-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

<u>**Leave only one voting option not crossed-out!**</u>

Signature of the shareholder or of his/her representative

<u>**The ballot MUST be signed by the shareholder or by a representative of the shareholder!**</u>

Unnecessary voting options may be crossed out using one of the following methods:



or

If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

- ☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;
- ☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.
- ☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.
- ☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **04th May 2007.**

Date of holding the general meeting:	22nd June 2007
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	9-00 Moscow time
Meeting start time:	11-00 Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom

RECEIVED

BALLOT No. 2

Shareholder: [Shareholder]

Individual code: [Индивидуальный код]

Issue No.2 of the agenda: **Electing the Members of the Company's Board of Directors.**

Number of voting shares: [Number of votes] Number of votes in respect of issue No. 2: [Votes Cumulative]

Wording of the decision: ***The Company's Board of Directors shall be elected from the proposed list:***

Place for bar-code 3-1 **Place for bar-code 3-2** **Place for bar-code 3-3**

Voting options

IN FAVOUR	AGAINST	ABSTAINING

No.	Full name of the candidate	Place of employment and position occupied	Number of votes "IN FAVOUR"
1.	Vladimir Alexandrovich Akulich	General Manager of OJSC N.W.Telecom	
2.	Mikhail Alexeevich Alexeev	Representative of OJSC Svyazinvest.	
3.	Sergey Anatolievich Bulancha	Deputy Chief of the Federal Agency of Communication	
4.	Mikhail Borisovich Vasilyev	Head of the Representative Office of NCH Advisors Inc. in St.Petersburg	
5.	Valentina Fedorovna Veremyanina	Deputy Director of the Corporate Management and Legal Support Department of OJSC Svyazinvest	
6.	Alexandr Alexandrovich Gogol	Rector, Saint Petersburg State University of Telecommunications	
7.	Vladimir Borisovich Zhelonkin	Deputy General Manager, OJSC Svyazinvest	
8.	Ivan Alexandrovich Zolochevsky	OJSC MTS, Director of the Macro-Region North West Branch	
9.	Alexandr Vyacheslavovich Ikonnikov	Chairperson of the Supervisory Board of the Association of Independent Directors	
10.	Alexandr Nikolayevich Kiselyov	General Manager, OJSC Svyazinvest	
11.	Olga Grigorievna Koroleva	Chief Accountant of OJSC Svyazinvest	
12.	Alexandr Evgenievich Krupnov	Chairperson of the Union of Information and Communication Services Market Participants	
13.	Viktor Ivanovich Kuznetsov	OJSC MTS, Macro-Region North-West Branch, Technical Manager	
14.	Denis Viktorovich Kulikov	Association for Investors' Rights Protection – Deputy Executive Director	
15.	Dmitry Vladimirovich Levkovsky	Moscow Representative Office of NCH Advisors, Inc., Advisor	
16.	Irina Arkadievna Matveeva	OJSC MGTS South, Deputy General Manager - Head of Economics and Finance Department	
17.	Oxana Valeryevna Petrova	Head of the Division, Corporate Management and Legal Support Department of OJSC Svyazinvest	
18.	Irina Mikhailovna Ragozina	Advisor of General Manager, OJSC Svyazinvest	
19.	Ivan Ivanovich Rodionov	Professor, the State University "Higher School of Economics"	
20.	Vsevolod Valerievich Rozanov	OJSC Mobile TeleSystems, Vice President in charge of Finance and Investments	
21.	Lyubov Stepanovna Timoshenko	Director, Department of State Policy in the Field of Economic, Financial and Investment Operation, Ministry of Informational Technology and Communication of Russia	

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Leave only one voting option not crossed-out!

Unnecessary voting options may be crossed out using one of the following methods: or

Members of the Board of Directors are elected by cumulative voting.

In case of cumulative voting, the number of votes held by each shareholder shall be multiplied by the number of persons to be elected to the Company's Board of Directors, and the shareholder shall be entitled to give all the votes obtained in such a way for one candidate or to distribute them between two or among more candidates.

A fractional part of a vote, obtained as a result of multiplying the number of votes held by the shareholder holding the fractional share by the number of persons to be elected to the Company's Board of Directors may be given for one candidate only.

According to the Company's Articles of Association, **11 persons** are elected to the Company's Board of Directors.

The candidates who receive the majority of votes are considered as elected to the Company's Board of Directors.

If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;

☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the genera meeting

☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **04th May 2007.**

Place of business of the company:	14/26, ul. Gorokhovaya, St. Petersburg, Russia, 181186
Form of holding the general meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the general meeting:	22nd June 2007
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	9-00 Moscow time
Meeting start time:	11-00 Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC, N.W.Telecom

BALLOT No. 3

Shareholder : [Shareholder]

Individual code: [Individual code] Number of votes in respect of issue No. 3: [Number of votes]

Place for bar-code 4-1

Issue No.3 of the agenda: Electing the Members of the Company's Auditing Committee.

Wording of the decision: ***The Auditing Committee of the Company with the following members shall be elected:***

Candidate:	Voting options		
1. Ruslan Kyarimovich Aksyaitov Deputy Chief Accountant - Head of the Division of the Accounting, Tax and Statistical Records Department, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
2. Natalya Yurievna Belyakova Deputy Director of the Department of Economics and Finance, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
3. Svetlana Nikolayevna Bocharova Head of the Division of the Accounting, Tax and Statistical Records Department, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
4. Natalya Sergeevna Vorobyeva Head of the Division, Strategic Development Department, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
5. Sergey Ninelevich Kosarev Head of the Division, Strategic Development Department, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
6. Igor Georgievich Polovnev Association for Investors' Rights Protection – Economist	IN FAVOUR	AGAINST	ABSTAINING
7. Elena Mikhailovna Rukavtsova Director – Chief Accountant of the Accounting Center, OJSC MTS, Macro-Region North-West Branch	IN FAVOUR	AGAINST	ABSTAINING
8. Alexandr Igorevich Tkachev Chief Specialist of the Security Board, OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
9. Mikhail Viktorovich Topilin Telecom System CJSC, Chief Specialist of the Department of Foreign Relations and Relations with Regulatory Bodies	IN FAVOUR	AGAINST	ABSTAINING
10. Kirill Viktorovich Frolov Chief of the Internal Audit Board of OJSC Svyazinvest	IN FAVOUR	AGAINST	ABSTAINING
11. Elena Borisovna Chernova OJSC Mobile TeleSystems Macro-Region North-West, Finance Director	IN FAVOUR	AGAINST	ABSTAINING
12. Alexandr Viktorovich Shevchuk Association for Investors' Rights Protection - Consultant	IN FAVOUR	AGAINST	ABSTAINING

Leave only one voting option without crossing it for each candidate!

Leave "IN FAVOUR" voting option for the number of candidates not exceeding 7.

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Unnecessary voting options may be crossed out using one of the following methods:



or



If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

- ☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;
- ☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.
- ☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.
- ☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **04th May 2007.**

Form of holding the general meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the general meeting:	22nd June 2007
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	9-00 Moscow time
Meeting start time:	11-00 Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom

RECEIVED

BALLOT No. 4

Shareholder: [Shareholder]

Individual code: [Individual code] Number of votes in respect of issues No. 4-6: [Number of votes]

Issue No.4 of the agenda: **Approving the Company's Auditor for the year 2007.**

Wording of the decision: ***The "Ernst & Young" Limited Liability Company shall be approved as the Company's auditor for the year 2007.***

Place for bar-code 5-1	Place for bar-code 5-2	Place for bar-code 5-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Issue No.5 of the agenda: **Determining the amount of remuneration for Members of the Board of Directors of the Company.**

Wording of the decision: ***The standard of deductions for the calculation of the annual remuneration of the members of the Company's Board of Directors (for all) elected by the decision of the annual general meeting of the shareholders of OJSC N.W.Telecom of 22.06.07 shall be determined to the following amount:***

- ***0.26 per cent of EBITDA (Earnings Before Interest, Profit Tax, Depreciation and Amortization) of the Company on the basis of the accounting data according to IFRS for the year under report;***
- ***0.78 per cent of the amount of Company's net profit allocated for dividend payment according to the results of the year 2007.***

Place for bar-code 6-1	Place for bar-code 6-2	Place for bar-code 6-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Issue No.6 of the agenda: **Introducing amendments and additions into the Company's Articles of Association. Approving the Company's Articles of Association in a new version taking into account the adopted amendments and additions.**

Wording of the decision:

1. Amendments and additions No.1 shall be introduced into the Company's Articles of Association.

Place for bar-code 7-1	Place for bar-code 7-2	Place for bar-code 7-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Leave only one voting option not crossed-out!

Unnecessary voting options may be crossed out using one of the following methods: or

If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

- ☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;
- ☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.
- ☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.
- ☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **04th May 2007.**

Place of business of the company:	14/26, ul. Gorokhovaya, St. Petersburg, Russia, 181186
Form of holding the general meeting:	Annual general meeting of the shareholders in the form of a meeting (attendance)
Date of holding the general meeting:	22nd June 2007
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	9-00 Moscow time
Meeting start time:	11-00 Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom

BALLOT No. 5

Shareholder: [Shareholder]

Individual code: [Individual code] Number of votes in respect of issue No. 6: [Number of votes]

Issue No.6 of the agenda: **Introducing amendments and additions into the Company's Articles of Association. Approving the Company's Articles of Association in a new version taking into account the adopted amendments and additions.**

Wording of the decision:

1. Amendments and additions No.2 shall be introduced into the Company's Articles of Association.

Place for bar-code 8-1	Place for bar-code 8-2	Place for bar-code 8-3
	Voting options	
IN FAVOUR	AGAINST	ABSTAINING

2. Amendments and additions No.3 shall be introduced into the Company's Articles of Association.

Place for bar-code 9-1	Place for bar-code 9-2	Place for bar-code 9-3
	Voting options	
IN FAVOUR	AGAINST	ABSTAINING

3. Amendments and additions No.4 shall be introduced into the Company's Articles of Association.

Place for bar-code 10-1	Place for bar-code 10-2	Place for bar-code 10-3
	Voting options	
IN FAVOUR	AGAINST	ABSTAINING

4. Amendments and additions No.5 shall be introduced into the Company's Articles of Association.

Place for bar-code 11-1	Place for bar-code 11-2	Place for bar-code 11-3
	Voting options	
IN FAVOUR	AGAINST	ABSTAINING

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Leave only one voting option not crossed-out!

Unnecessary voting options may be crossed out using one of the following methods:



or



If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;

☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.

☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **04th May 2007.**

Date of holding the general meeting:	22nd June 2007
Place of holding the general meeting:	d.14, Sinopskaya nab., St. Petersburg
Registration start time:	9-00 Moscow time
Meeting start time:	11-00 Moscow time
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom

BALLOT No. 6

Shareholder: [Shareholder]

Individual code: [Individual code] Number of votes in respect of issue No. 6: [Number of votes]

Issue No.6 of the agenda: Introducing amendments and additions into the Company's Articles of Association. Approving the Company's Articles of Association in a new version taking into account the adopted amendments and additions.

Wording of the decision:

5. Amendments and additions No.6 shall be introduced into the Company's Articles of Association.

Place for bar-code 12-1	Place for bar-code 12-2	Place for bar-code 12-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

6. Amendments and additions No.7 shall be introduced into the Company's Articles of Association.

Place for bar-code 13-1	Place for bar-code 13-2	Place for bar-code 13-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

7. Amendments and additions No.8 shall be introduced into the Company's Articles of Association.

Place for bar-code 19-1	Place for bar-code 19-2	Place for bar-code 19-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

8. The Company's Articles of Association in a new version taking into account the adopted amendments and additions shall be approved.

Place for bar-code 14-1	Place for bar-code 14-2	Place for bar-code 14-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Leave only one voting option not crossed-out!

Unnecessary voting options may be crossed out using one of the following methods:  or 

If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;

☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.

☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **04th May 2007.**

Date of holding the general meeting: 22nd June 2007
Place of holding the general meeting: d.14, Sinopskaya nab., St. Petersburg
Registration start time: 9-00 Moscow time
Meeting start time: 11-00 Moscow time
Mailing address for sending filled in ballots: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom

RECEIVED

BALLOT No. 7

Shareholder: [Shareholder]

Individual code: [Individual code] Number of votes in respect of issues No. 7-8: [Number of votes]

Issue No.7 of the agenda: **Introducing amendments and additions into the Provisions on the Company's Board of Directors. Approving the Provisions on the Company's Board of Directors in a new version taking into account the adopted amendments and additions.**

Wording of the decision:

1. Amendments and additions No.1 shall be introduced into the Provisions on the Board of Directors of the Company.

Place for bar-code 15-1	Place for bar-code 15-2	Place for bar-code 15-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

2. Amendments and additions No.2 shall be introduced into the Provisions on the Board of Directors of the Company.

Place for bar-code 16-1	Place for bar-code 16-2	Place for bar-code 16-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

3. The Provisions on the Company's Board of Directors in a new version taking into account the adopted amendments and additions shall be approved.

Place for bar-code 17-1	Place for bar-code 17-2	Place for bar-code 17-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Issue No.8 of the agenda: **Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders.**

Wording of the decision: *Amendments and additions No.2 shall be introduced into the Company's Provisions on the General Meeting of the Shareholders.*

Place for bar-code 18-1	Place for bar-code 18-2	Place for bar-code 18-3
	Voting options	
IN FAVOUR	**AGAINST**	**ABSTAINING**

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Leave only one voting option not crossed-out!

Unnecessary voting options may be crossed out using one of the following methods:  or 

If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;

☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.

☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.

☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **04th May 2007.**

NOTIFICATION ON THE ESSENTIAL FACT

"DATA ON ACCRUED AND/OR PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF EXECUTION OF THE COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*

2. Contents of the notification
2.1. Type, category, series and other identification characteristics of securities: *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*
2.2. The state registration number of securities issue (extra issue) and the date of registration by the state: *4-03-00119-A of 28.12.2004*
2.3. Name of the registering authority that effected the state registration of the securities issue (extra issue): *Federal Service for Financial Markets of Russia (FSFR of Russia)*
2.4. Name of the Issuer's management body taking the decision on determining the interest rate (coupon) yielded by the Issuer's Bonds and date of making up the minutes (of the session) of the said body taking the decision: *this (ninth) coupon yield under the 03 series Bonds of OJSC N.W. Telecom has been established in the amount of 9.25% per annum by the Order of the General Manager dated 03rd March 2005 according to the results of the auction held at MICEX (Moscow Interbank Currency Exchange) in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC N.W. Telecom on 26th October 2004.*
2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *the amount of this (ninth) coupon yield under the 03 series Bonds of OJSC N.W.Telecom has been established by the Order of the General Manager dated 03rd March 2005*
2.6. Date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *Order of the General Manager dated 03rd March 2005*
2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 03 Bonds in the ninth coupon period: *69,180,000 (sixty nine million one hundred and eighty thousand) roubles* Interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 03 Bonds: *23 (twenty three) roubles 06 kop.*
2.8. Form of yield payment on Issuer's securities: *money*
2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *31.05.2007*
2.10. Total amount of interest and (or) other yield paid under the 03 series Bonds of the Issuer:

622,620,000 (six hundred twenty two million six hundred twenty thousand) roubles

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the ninth coupon yield under the Issuer's series 03 Bonds in the amount of 69,180,000 (sixty nine million one hundred eighty thousand) roubles.*

2.12. Fact of Issuer's commitment execution or non-execution (default): *the Issuer's commitments have been fully executed*

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability or any other liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled: *not applicable, the commitments have been fully executed*

3. Signature
3.1. General Manager ¬____________________V.A. Akulich
3.2. Date: 31st May 2007 Official seal

Last modifed: 2007-06-01 10:07

31 May 2007 year. ■ list :: 5.2007

PRESS-RELEASE/The 9th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid

May 31, 2007 the Non-Profit Partnership National Depositary Centre, which acts as the Payment Agent for the series 3 bonds of JSC North-West Telecom, fully paid the 9th coupon yield under the bonds of the third issue of JSC NWT.

The rate for the 9th coupon is 9.25% per annum, RUR 23.06 having been accrued on each bond.

The list of those authorized to get a coupon yield under the bonds was made up as of the 25th of May 2007.

The total amount allocated for the 9th coupon payment amounted to RUR 69.18 million.

Bonds of the third issue of OJSC NWT are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floated at SE MICEX on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3 million bonds with the face value of 1,000 roubles, the circulation period of the OJSC NWT's bonds being 6 years with the right of early presentation of the bonds for redemption in 3 years. The coupon yield under the bonds is to be paid on a quarterly basis.

Last modifed: 2007-06-01 14:40

30 May 2007 year.

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PRESS RELEASE/OJSC North-West Telecom Has Summed up the Results of the Tender for Arranging a Syndicated Loan

OJSC North-West Telecom summed up the results of the open tender for the right of making a general agreement of providing services of arranging a syndicated loan in the international market of capital . According to the results of evaluating and comparing the received applications, CJSC International Moscow Bank (MMB, or IMB) was announced the winner.

According to the tender documentation , a general agreement provides for borrowing a syndicated loan in two tranches with the total volume of 100 million US dollars: tranche A (50 million US dollars with the credit repayment period of 3 years) and tranche B (50 million US dollars with the credit repayment period of 5 years).

Participant s of the financial market have shown a keen interest in the tender for arranging a syndicated loan .

Applications for participation in the tender have been received from 13 Russian and West European banks.

The winner, CJSC IMB, offered the best terms of financing: for tranche A – at the LIBOR rate +0.95%, for tranche B – at the LIBOR rate +1.25%.

The loan agreement is expected to be signed within 90 days. The attracted funds will be used for funding the investment programme and for refinancing the floating debt.

Venera Khusnutdinova, Deputy General Manager in charge of Economics and Finance, said: "The results of the tender have shown that the participant s of the investment community appreciate the attractiveness of OJSC N.W. Telecom as a borrower and provide new reference points for evaluating the credit quality of the Company . This syndicated loan is another step in implementing the financial strategy of OJSC N.W.Telecom , the purpose of which is for the Company to use the instruments of the international financial market and to expand the circle of potential Investor s."

About CJSC IMB

IMB is a Russian universal commercial bank with foreign participation, which is among the ten biggest bank institution s of the country Being a leader in the field of providing financial services among the leading banks of Russia, IMB is specializing in servicing corporate and private clients, corporate financing and treasury operations.

You can find more detailed information on IMB on the web site www.imb.ru in the Internet.

Last modifed: 2007-03-02 12:34

2 March 2007 year.

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PRESS-RELEASE/The 8th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid

March 01, 2007 the Non-Profit Partnership National Depositary Centre, which acts as the Payment Agent for the series 3 bonds of JSC North-West Telecom, fully paid the 8th coupon yield under the bonds of the third issue of JSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of the 22th of February 2007. The rate for the 8th coupon is 9.25% per annum, RUR 23.06 having been accrued on each bond.

The total amount allocated for the 8th coupon payment amounted to RUR 69.18 million.

Bonds of the third issue of OJSC NWT are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floated at SE MICEX on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3 million bonds with the face value of 1,000 roubles, the circulation period of the OJSC NWT's bonds being 6 years with the right of early presentation of the bonds for redemption in 3 years. The coupon yield under the bonds is to be paid on a quarterly basis.

Last modifed: 2007-03-14 15:22

12 March 2007 year.

PRESS-RELEASE/Candidates Nominated to the Board of Directors and the Audit Committee of OJSC North-West Telecom

On 6th March 2007 a meeting of the Board of Directors of OJSC North-West Telecom was held, at which proposal s from its shareholders as to nominating candidates to the Company's management and control bodies were considered.

On the basis of the voting results, the following list of candidates for the elections to OJSC N.W.Telecom's Board of Directors for voting at the annual general meeting of the shareholders of the Company in 2007 was approved :

1. **Vladimir Alexandrovich Akulich** – General Manager of OJSC N.W.Telecom;
2. **Mikhail Alexeyevich Alexeyev** – Representative of OJSC Svyazinvest;
3. **Sergey Anatolyevich Bulancha** – Deputy Head of the Federal Communication Agency;
4. **Mikhail Borisovich Vasilyev** - Head of the representative office of NCH Advisors Inc. in St. Petersburg;
5. **Valentina Fyodorovna Veremyanina** – Deputy Director of the Corporate Management and Legal Support Department of OJSC Svyazinvest;
6. **Alexandr Alexandrovich Gogol** – Rector of the Prof. Bonch-Bruyevich Saint Petersburg State University of Telecommunications;
7. **Vladimir Borisovich Zhelonkin** – Deputy General Manager of OJSC Svyazinvest;
8. **Ivan Alexandrovich Zolochevsky** – Director of the branch North-West Macro Region of OJSC MTS;
9. **Alexandr Vyacheslavovich Ikonnikov** – Chairperson of the Supervisory Board of the Association of Independent Directors;
10. **Alexandr Nikolayevich Kiselyov** – General Manager of OAO Svyazinvest;
11. **Olga Grigoryevna Korolyova** – Chief Accountant of OJSC Svyazinvest;
12. **Alexandr Yevgenyevich Krupnov** – President of the Union of Participant s of the Information and Communication Services Market;
13. **Denis Viktorovich Kulikov** – Deputy Executive Director of the Investor s' Rights Protection Association;
14. **Viktor Ivanovich Kuznetsov** – Technical Manager of the branch North-West Macro Region of OJSC MTS;
15. **Dmitry Vladimirovich Levkovsky** – Consultant of the Moscow representative office of NCH Advisors Inc.;
16. **Irina Arkadyevna Matveyeva** – Deputy General Manager – Head of the Economics and Finance Department of OJSC MGTS;
17. **Oxana Valeryevna Petrova** – Head of the Corporate Management and Legal Support Department of OJSC Svyazinvest;
18. **Irina Mikhailovna Ragozina** – Adviser of the General Manager of OJSC Svyazinvest;
19. **Ivan Ivanovich Rodionov** – Professor of GU Higher School of Economics;
20. **Vsevolod Valeryevich Rozanov** – Finance and Investment Vice-President of OJSC MTS;
21. **Lyubov Stepanovna Timoshenko** – Director of the Department of State Policy in the Field of Economic, Financial and Investment Activities of the RF Ministry of Information Technologies and Communication.

The new Board of Directors of OJSC North-West Telecom will be elect ed at the annual general meeting of the shareholders by cumulative voting. According to the Articles of Association of OJSC N.W.Telecom, the Company's Board of Directors consists of 11 members.

The Board of Directors of OJSC North-West Telecom has taken a decision to include the following candidates in the voting list for election to the Audit Committee:

1. **Ruslan Kyarimovich Aksyaitov** - Deputy Chief Accountant, Division Head of the Accounting, Tax and Statistical Records Department of OJSC Svyazinvest ;
2. **Natalya Yuryevna Belyakova** – Deputy Director; of the Economics and Finance Department of OJSC Svyazinvest;
3. **Svetlana Nikolayevna Bocharova** - Division Head of the Accounting, Tax and Statistical Records Department of OJSC Svyazinvest ;
4. **Natalya Sergeyevna Vorobyova** - Division Head of the Strategic Development Department of OJSC Svyazinvest;
5. **Sergey Ninelevich Kosarev** - Division Head of the Strategic Development Department of OJSC Svyazinvest;
6. **Igor Georgiyevich Polovnev** - Economist of the Investors' Rights Protection Association;
7. **Yelena Mikhailovna Rukavtsova** - Director - Chief Accountant of the Accounting Centre of the branch North-West Macro Region of OJSC MTS;
8. **Alexandr Igorevich Tkachyov** - Chief Specialist of the Security Department of OJSC Svyazinvest;
9. **Mikhail Viktorovich Topilin** - Chief Specialist of the Department of PR and Relations with Regulatory Authorities of CJSC Sistem a Telecom;
10. **Kirill Viktorovich Frolov** – Head of the Internal Audit Department of OJSC Svyazinvest;
11. **Yelena Borisovna Chernova** - Chief Financial Officer of the branch North-West Macro Region of OJSC MTS;
12. **Alexandr Viktorovich Shevchuk** - Expert of the Investors' Rights Protection Association.

The new Audit Committee will be elected at the annual general meeting of the shareholders. According to the Articles of Association of OJSC N.W.Telecom, the Company's Audit Committee consists of 7 members.

Last modifed: 2007-03-20 10:03

15 March 2007 year. ■ list :: 3.2007

PRESS-RELEASE / The First Coupon Yield under the Bonds of the Fourth Issue of OJSC NWT Has Been Paid

On 15th March 2007 the Non-Profit Partnership National Depositary Centre, which acts as the Payment Agent for the series 04 bonds of OJSC North-West Telecom, fully paid the 1st coupon yield under the bonds of the fourth issue of OJSC NWT.

The rate of the 1st coupon is 8.10% per annum, 20 roubles 19 kopecks having been charged on each bond.

The list of those authorized to get a coupon yield under the bonds was made up as of 09th March 2007.

The total amount allocated for the 1st coupon payment amounted to 40,380 thousand roubles.

Information on the issue:

4th issue bonds of OJSC N.W.Telecom are series 04 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-04-00119-A. Floatation was held at MICEX stock exchange on 14th December 2006. The volume of the issue is 2 billion roubles, there are 2 million bonds with the face value of 1,000 roubles each. The bonds circulation period is 5 years with the possibility of a pre-term retirement, if OJSC N.W.Telecom wishes so, on the 728th day from the date of the floatation start. The coupon yield under the bonds is to be paid on a quarterly basis.

Last modifed: 2007-03-19 10:18

16 March 2007 year. ■ list :: 3.2007

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Information Message/Information of JSC North-West Telecom on the Results of the Auction for the Sale of JSC North-West Telecoms Shares

On 15th March 2007 the branch of the Russian Foundation of Federal Property in St. Petersburg and Leningrad Oblast held an auction for the sale of the state-owned block of shares of JSC North-West Telecom.

3.337% of shares of the Authorized Capital of JSC North-West Telecom were offered at the auction, including:

- 37,758,895 of JSC North-West Telecom's common shares;
- 5,276 of JSC North-West Telecom's preferred shares.

The auction was of open type by its participants and by the form of filing bids on the price of property. Applications for the auction were accepted from 29th December 2006 till 12th March 2007.

The initial price of the block of shares was RUR 1,124,117,000.

According to the results of the auction, LLC Metropol Investment Company, which offered RUR 1,544,117,000 for JSC N.W.Telecom's block of shares, was recognized the winner.

In spite of the current unfavourable market situation, the final price of the block of shares exceeded the initial price by 37.4%, which shows a significant interest among investors in the shares of JSC North-West Telecom.

You may get more detailed information on the auction for the sale of OJSC N.W.Telecom's shares at the web site Российского фонда федерального имущества or in the official bulletin of the Russian Foundation of Federal Property Reform.

Last modifed: 2007-03-20 09:59

16 March 2007 year. list :: 3.2007

PRESS-RELEASE /OJSC North-West Telecom Takes Part in the CeBIT-2007 International Exhibition

From 15th to 21st March 2007 the CeBIT-2007 International Exhibition is held in Hannover, Germany. North-West Telecom is a participant of the exhibition in the framework of the Russian part of the display "Russia, a Partner Country of CeBIT-2007" and is presenting up-to-date telecommunication services that are in keen demand among subscribers of the Northwestern region:

- services of broadband access to the Internet for private subscribers under the Avangard trademark,
- a project of digital television under the Avangard TV trademark,
- a range of services for corporate clients under the AlliancePro trademark.

A delegation of North-West Telecom headed by General Manager V.A. Akulich took part in the Ceremony of Opening the Russian part of the display, which was held by the Federal Chancellor of the Federal Republic of Germany Angela Merkel, Manager of the Office of the Government of the Russian Federation – Deputy Chairman of the Government of the Russian Federation Sergey Naryshkin, and Minister of Information Technologies and Communication of the RF Leonid Reiman, and got acquainted with the exhibits.

Commenting on the event, V.A.Akulich, General Manager of OJSC N.W.Telecom, said: "participation in CeBIT, a major international exhibition, is an opportunity of both demonstrating the success and achievements of our Company and getting acquainted with world information and communication technologies and developing partnership relations under projects of improving subscriber servicing and introducing technical and technological innovations."

The CeBIT 2007 international exhibition is a major exhibition in the field of information and communication technologies, the purpose of which is to show the latest achievements and developments in the field of information technologies, telecommunications, network technologies, solutions for organization of access to the Internet, software, multimedia and office automation, banking and financial services. In 2007 the basic sections of the exhibition dedicated to computer equipment, software and up-to-date information and communication services are presented in 4 industry sectors: telecommunications, automation of business processes, finance and banking, and digital equipment and systems.

Last modifed: 2007-03-30 10:01

28 March 2007 year.

PRESS-RELEASE/OJSC North-West Telecom Has Summed up the Results of Introducing a New Tariffing System for Local Telephone Connections in the North-West of Russia

NWT s comments to new tariff system

■ 28.03.2007 г.- Пресс-конференция по итогам введения новой системы тарификации местных телефонных соединений на территории Северо-Запада России

On 1st February 2007 new rates for local telephone communication were introduced throughout Russia, including the Northwestern Federal District. OJSC N.W.Telecom has offered 5 rate plans as options to be chosen by its subscribers: "limitless", "time-based", and three "combined" rate plans (see press releases of 15.11.2006 and of 28.11.2006).

To implement the Law "On Communication" and to provide subscribers with the right of choosing the system of payment for local communication services, OJSC North-West Telecom has made appropriate engineering, organizational and informational arrangements.

For the recent years, North-West Telecom has done very much to upgrade the communication networks and to provide telephone exchanges with the time-billing function, as a result of which 825 telephone exchanges with the total installed capacity of 4.3 million lines have been covered with the time-based billing system by 1st February 2007. Time-based billing has been introduced in all regional centers and in 276 towns. The total number of the subscribers that have been switched to the new tariffing system exceeds 4 million. (92% of the subscriber base).

As of 22nd March 2007, as a result of the information and explanation campaign that was launched in the period from September 2006 till February 2007, in the Northwestern Federal District on the whole:

- 50% of individual subscribers (1.76 million) and 66.7% of corporate subscribers (374,000) had chosen the "limitless" rate plan*,
- 24.3% of individual subscribers (853,000) and 22% of corporate subscribers (123,600) had chosen the "time-based" billing rate plan,
- 25.6% of individual subscribers (almost 900,000) and 11.3% of corporate subscribers (63,500) had chosen the "combined" rate plan.

In St. Petersburg:

- 69.6% of individual subscribers (1.19 million) had chosen the subscriber fee billing system ("limitless") rate plan, and 58,800 of them are users of the Avangard service (96% of the total number of users of the Avangard service), and 61,200 are residents of communal flats (98% of the total number of residents of communal flats); besides, this plan had been chosen by 78.6% corporate subscribers (208,400);
- 16.1% of individual subscribers (275,100) and 14.4% of corporate subscribers (38,500) will pay for local communication services at the time-based rate;
- 14.2% of individual subscribers (242,600) and 7% of corporate subscribers (18,500) had chosen the "combined" rates.

According to Oleg Popov, sales manager of OJSC N.W.Telecom: *"In general, subscribers have chosen rate plans as has been forecasted and expected. However, the most important result of our information and explanation campaign is that the subscribers could deliberately choose the rate plans. This is proven by the fact that the percentage of subscribers who want to change the* *selected rate plan is very low and the penetration degree of rate plans with quite complicated calculations is rather high."

----

* information for corporate subscribers is given by the number of telephone sets.

Last modifed: 2007-04-03 11:17

30 March 2007 year. ■ list :: 3.2007 « »

PRESS-RELEASE /The National Corporate Governance Score of OJSC North-West Telecom Has Been Confirmed at the A Level

On 28th March 2007 the Expert RA rating agency confirmed, in the framework of the National Corporate Governance Rating, the earlier assigned corporate governance score of OJSC North-West Telecom at the A level.

According to the National Corporate Governance Rating procedures, the score at the A level means that the corporate governance practices level of the Company is evaluated as sufficiently high.

Such a score was given to OJSC North-West Telecom for the first time in January 2005. On the basis of an analysis of observance by OJSC N.W.Telecom of the Russian and internationally recognized key standards of corporate governance in the field of shareholders' rights protection, work of the management and control bodies, information disclosure and consideration of the interests of the concerned parties to corporate relationships, the Company has been announced a leader by the quality of corporate governance in Russia.

According to the analysts of the consortium, North-West Telecom adheres to the world standards of corporate governance practices: shareholders' meetings are held observing all the procedures established by the laws, the Articles of Association and bylaws of OJSC N.W.Telecom, independent directors taking an active part in the Company management.

Experts of the consortium have emphasized OJSC N.W.Telecom's information transparency: availability of information on the Company, including financial information, the high information value and prompt updating of OJSC North-West Telecom's corporate Internet site (www.nwtelecom.ru).

You may read the latest changes in the results of the National Corporate Governance Rating on the web site of the agency: http://www.raexpert.ru/ratings/corporate/

The National Corporate Governance Rating is a project of the consortium of the Russian Institute of Directors and the Expert RA rating agency and serves as an indicator of the state of corporate governance for international and Russia's strategic, portfolio and institutional investors who are interested in investment in Russia's economy and need information on corporate governance as a factor of reducing investment risks.

Last modifed: 2007-04-03 11:52

3 April 2007 year. ■ list :: 4.2007

PRESS-RELEASE/JSC North-West Telecom has summed up the results of its activities for the year 2006 according to RAS* (Russian Accounting Standards)

JSC North-West Telecom has summed up the results of its financial and business activities for the year 2006 according to the Russian Accounting Standards (RAS).

According to the results of 2006, the revenue of the Company have grown by 1% as compared to the previous year and amounted to RUR 20,524.7 million.

The prime cost of the sold services was RUR 15,307.9 million, which is 7.7% less than in 2005. Revenue from communication services sales have grown by 37% and reached RUR 5,216.8 million.

The main drivers of the growth of JSC North-West Telecom's revenue from communication services in 2006 were: new services and the interconnect services. Thus, the revenue from new services in 2006 was RUR 1,829.6 million, which 83.8% more than in 2005, while the revenue from interconnect almost tripled in 2006 and yielded RUR 3,620.5 million to the Company. At the same time, because of the introduction of new rules of interaction between communication operators, NWT has lost its income from long-distance/international communication.

JSC North-West Telecom's net income for 2006 has exceeded RUR 2,618.3 million, which is 42% higher than in 2005. EBITDA has grown by 27.2% as compared to the previous year and amounted to RUR 6,936.3 million; EBITDA margin has reached 33.8%, having exceeded the figure of 2005 by 7 percentage points.

JSC North-West Telecom's investment in 2006 amounted to RUR 5,003.0 million. 117.2 thousand DSL ports, 83.65 thousand telephone numbers and 1,571 km of fibre-optic communication lines were put into operation in 2006. The network digitalization level has reached 56.6%. For 2006 the queue for installation of telephone communication facilities was reduced from 109.3 thousand to 58.7 thousand unsatisfied applications (taking into account the newly filed applications), the percentage of unsatisfied requests in the installed capacity having been reduced to 1.2%.

In 2006 North-West Telecom was actively increasing the subscriber base of the Avangard service. For the year it grew almost 9 times and has exceeded 91,000 clients.

Commenting on the results of 2006, Venera Khusnutdinova – Deputy General Manager – Chief Financial officer of JSC North-West Telecom, noted: "2006 has been a successful year for us: in spite of the numerous legislative changes in industry regulation (liberalization of the telecommunications market, introduction of the CPP principle, etc.), the Company has succeeded in completely making up for the lost revenue from international and long-distance communication services and in finally reaching positive dynamics of revenue as compared to the year 2005. A strict cost control and efficient implementation of the marketing strategy have made it possible for us to improve business efficiency and to ensure a significant growth of net income."

The Balance Sheet and the Profit and Loss Report of JSC North-West Telecom for the 2006 have been published on the corporate site of JSC North-West Telecom in the "Economics and Finance" section.

* *The data of the financial reporting for the year 2006 have not been audited.*

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Financial statement (according to Russian Accounting standards)

- 2006 - Anual

Balance Sheet (Form N1)

Profit and Loss Statement (Form N 2)

редактирование раздела

Last modifed: 2007-04-06 12:12

3 April 2007 year.

■ list :: 4.2007

Information Message /North-West Telecom is Publishing its Report on Implementation of Measures in the Framework of the Capitalization Increase Concept of OJSC N.W.Telecom for the year 2006

In compliance with the decision of the Board of Directors of OJSC North-West Telecom, the key provisions of the Report on measures taken in the framework of implementing the *Capitalization Increase Concept of OJSC North-West Telecom for 2005 - 2007* for the year 2006 are published for the first time in the history of the Company on the official web site OJSC N.W.Telecom .

The Capitalization Increase Concept of OJSC North-West Telecom for 2005 - 2007 was approved by the Board of Directors of OJSC N.W.Telecom on 18th August 2005, minutes of the meeting No.19-01/21 (05).

In the framework of the Concept, the Company is constantly implementing a complex of measures aimed at increasing the liquidity and value of OJSC N.W.Telecom's securities, improving the information transparency and corporate governance quality, etc.

The main goal of the Company is to ensure long-term investment attractiveness of OJSC North-West Telecom.

An abbreviation version of the Report is published on OJSC N.W.Telecom's corporate web site in the Investor and Shareholder section.

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Centre of investors

■ Presentations

24.06.05. Key business objectives

01.04.05 Key business objectives

5 April 2007 year.

PRESS-RELEASE/The 14 Coupon Yield Under the Second Issue Bonds of JSC North-West Telecom Has Been Paid

On the 04th of April 2007 AKB Svyaz Bank, which acts as the Payment Agent for the series 02 bonds of JSC North-West Telecom, fully paid the 14 coupon yield under the bonds of the second issue of JSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of March 28th, 2007.

The rate of the 14th coupon is 7.5% per annum, RUR 13.09 having been charged on each bond.

The total amount allocated for the 14th coupon payment amounted to RUR 19.64 million.

Bonds of the second issue of OJSC NWT are series 02 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-02-00119-A. The issue has been floated at MMVB (Moscow Interbank Currency Exchange) on 8th October 2003 and includes 1.5 million four-year securities with the face value of 1,000 roubles.

The rate of the first coupon was established at an auction to the amount of 14.2% per annum, the bond-equivalent yield for the two-year offer having been 14.46% per annum.

Payment of 16 quarterly coupons is provided for under the bonds.

- *Rates of the 1st-4th coupons: 14.2% per annum; (established at an auction during the floatation)*
- *Rates of the 5th-8th coupons: 13.2% per annum; (established at an auction during the floatation)*
- *Rates of the 9th-16th coupons: 7.5% (established by the Board of Directors).*

Last modifed: 2007-04-05 13:19

5 April 2007 year. ■ list :: 4.2007

PRESS-RELEASE/North-West Telecom Redeeming 30% of its Second Bonded Debt Par Value

On April 04, 2007 ACB Sviaz-Bank, acting as payment agent for the Series 02 bonds of North-West Telecom JSC, executed the redemption 30% of the bonds' par value of the second issue of bonds of North-West Telecom JSC.

Bonds of the second issue of OJSC NWT has been floated at MICEX (Moscow Interbank Currency Exchange) on 8th October 2003 and includes 1.5 million four-year securities with the face value of RUR1,000. The state registration No. is 4-02-00119-A.

In accordance with the Issue Resolution, bond redemption in three installments was approved:

- 30% of the bonds' par value on the 1092nd day from the start of bond placement,
- 30% of the bonds' par value on the 1274th day from the start of bond placement,
- 40% of the par value on the 1456th day from the start of bond placement.

The second part was redeemed within the approved date on the 1274th day from the start of bond placement .

The total sum allocated to redemption of the second 30% of the bonds' par value was RUR 450 million. The redemption realizing simultaneously with the 14th coupon payment.

The redemption of 30% of principal debt indicates full and timely meeting by North-West Telecom of its liabilities not only in terms of current debt service but also in terms of repayment of invested amounts, and describes the company as a reliable and responsible borrower.

Last modifed: 2007-04-23 09:25

18 April 2007 year. list :: 4.2007

Information Message/North-West Telecom on the National Development Register


IICIC
СЕРТИФИКАТ
ОАО "Северо-Западный Телеком"

Recently, the first companies on the 2007 National Development Register for St. Petersburg have been named. As a result of a corporations' efficiency analysis, North-West Telecom was included on the Register one of the first, and recognized as "one of the best representatives of the Russian economy having every chance for further development, which enables retaining the positions already reached."

The International Investment Consulting Center (Moscow) awarded its Certificate to North-West Telecom to verify that NWT had passed an integrated financial status analysis and was classified in the high financial stability group by its basic financial indicators.

The Register is generated by the International Investment Consulting Center in order to promote the business and investing activities of the Russian economy by publicizing economically stable enterprises, and is annually published in the Rossiyskaya Gazeta.

The data basis for the financial analysis was the Company's balance sheet and profit and loss statement as of January 1, 2005, January 1, 2006, and October 1, 2006.

PRESS RELEASE/Annual Meeting of North-West Telecom Shareholders Scheduled for June 22, 2007

On April 18, 2007 the Board of Directors of North-West Telecom OJSC had a meeting to discuss preparation and holding of the annual general meeting of shareholders of North-West Telecom OJSC.

The NWT Board of Directors decided to:

1. Summon an annual general meeting of shareholders of North-West Telecom OJSC in the format of joint attendance of the shareholders, with prior mailing (handing) of the ballots. The date, place, and time of the Meeting are June 22, 2007 at 14 Sinopskaya Naberezhnaya, St. Petersburg, 11:00 am (Moscow time). The registration of shareholders for participation in the Meeting to be summoned shall be started at 9:00 (Moscow time). The registration will be at the place of the Meeting.
2. Approve the following list of information to be sent to the shareholders prior to the Meeting: Ballots and Notice of the Meeting.
3. Define May 4, 2007 as the completion date for the list of persons entitled to attend the Meeting.

The filled-in ballots for voting at the annual general meeting of shareholders of North-West Telecom OJSC may be mailed to the following addresses:

- 191186, St. Petersburg, 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), North-West Telecom OJSC.

The ballot filing deadline is June 19, 2007.

PRESS-RELEASE / North-West Telecom Has Carried out a Reorganization of Subsidiaries in the Form of Affiliation of CJSC IK Svyaz with CJSC AMT

In compliance with the Model for Reorganization of the Subsidiary Business of the Company, approved by the Board of Directors of OJSC N.W.Telecom, North-West Telecom has carried out a reorganization of CJSC IK Svyaz in the framework of uniform assets merger and optimization of the number of subsidiaries.

On 19th April 2007 the procedure of reorganization of CJSC IK Svyaz in the form of affiliation with CJSC AMT was completed. The decision of OJSC North-West Telecom - the only shareholder of CJSC IK Svyaz - No. 01-06 of 27.07.2006 (minutes of the meeting of the Board of Directors of OJSC N.W.Telecom No. 19-01/22 (06) of 27.07.2006) was the ground for the reorganization.

The merger of the subsidiaries will make it possible for OJSC N.W.Telecom to cut down the costs of uniform assets management and to enhance the efficiency of subsidiary business management.

The key goal of the Model for Reorganization of the Subsidiary Business of OJSC North-West Telecom is to retain and further develop the participation of OJSC North-West Telecom in strategic specialized companies, whose field of activities coincides with the Company's development strategy, to liquidate investments that are no longer topical and to create conditions for a more efficient investment portfolio management.

Brief information on CJSC IK Svyaz:

CJSC IK Svyaz was established in 1997. The company is a professional participant of the stock market, has got licenses of the Federal Service for Financial Markets for brokerage and dealership and owns a block of shares of OJSC N.W.Telecom.

Brief information on CJSC AMT:

CJSC AMT was established by transformation of LLC AMT incorporated on the 9th of March 1999. At the moment the Company does not operate and owns a block of shares of OJSC N.W.Telecom.

Last modifed: 2007-05-07 13:42

3 May 2007 year.

Information Message/Winner Named in Contest for North-West Telecom Independent Auditor Selection for 2007

The results are summed up in the contest for an independent auditor for required auditing of accounts and reporting of North-West Telecom Open Joint-Stock Company for 2007, to comply with the Russian and international accounting standards.

The contest board for selection of an independent auditor for NWT, including six members of the Company's Board of Directors, reviewed the contestants' technical and financial proposals and announced Ernst & Young LLC, an independent auditor, as the contest winner.

The contest results will be presented to the Board of Directors of North-West Telecom, which is to nominate an auditor for approval by the annual General Meeting of Shareholders. The contract with the contest winner will be signed provided that the annual General Meeting of Shareholders approves it as the Company's Auditor.

Brief information on Ernst & Young LLC

Ernst & Young is a leading international company providing auditing and consulting services in more than 140 countries. It is the leader in professional services in the high technologies, communications, and entertainment sectors, servicing 80% of the 25 largest international telecommunication companies.

Ernst & Young has been pursuing its business in Russia since 1989, providing services to more than 1000 leading national and international companies in several sectors of economy: finance, oil and gas sector, communications, retailing, trade, light industry, automobile industry, industrial production, transport sector, etc.

Ernst & Young LLC has an auditing license approved by Order No. 223 of the Russian Federation Ministry of Finance dated September 30, 2002 and issued for five years. Currently, Ernst & Young is providing services to North-West Telecom in its fiscal year 2006 financial accounts auditing.

Last modifed: 2007-05-07 13:45

3 May 2007 year. ■ list :: 5.2007

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PRESS RELEASE/North-West Telecom Summing Up Its Business in Q1, 2007

North-West Telecom has summed up its business results for the 1st quarter of 2007 according to the Russian Accounting Standards (RAS).

By the results of the 1st quarter of 2007, the proceeds were RUR 5,732,988,000, an increase of 19.4% against the 1st quarter of 2006.

The costs of North-West Telecom increased by 23.5% compared to the similar period of the last year, reaching RUR 4,032,526,000. The sizeable increase of the costs against the 1st quarter of 2006 is primarily attributable to the changes in the procedure of settlements between communication operators valid from 01.07.2006.

The sales profit grew by 10.6% against the 1st quarter of 2006, making RUR 1,700,461,000.

The main factors of the proceeds growth were earnings from new services, intrazonal communication, and local communication, which grew by 74.2%, 56.6% and 12.1% respectively, compared to the similar period of the last year. In the 1st quarter of 2007, the earnings from new services were RUR 629,625,000, from intrazonal communication, RUR 522,291,000, and from local communication, RUR 3,069,020.

The EBITDA indicator was RUR 2,273,726,000 in the 1st quarter of 2007, exceeding the similar value of 2006 by 33.7%. The EBITDA margin reached 39.7%, which is 4.2 percent higher than in the 1st quarter of 2006.

The net profit of North-West Telecom was RUR 1,007,834,000 by the results of the 1st quarter of 2007, which is 50.4% higher than in the similar period of the last year.

The improvement in the financial activities of North-West Telecom indicates the Company's stronger position on the market (actively growing number of broadband access users, higher earnings from intrazonal connections, and higher earnings from local communication related to tariff plan-based system of local communication payments adopted from 01.02.2007), and proves the successful adaptation of NWT to the new legislation.

The balance sheet and the Profit and Loss Statement of North-West Telecom OJSC for the 1st quarter of are posted on the NWT corporate website, in the Economy and Finance section.

The (RAS) audited accounts for 2006 is posted on the NWT corporate website, in the Economy and Finance section.

Financial statement (according to Russian Accounting standards)

- 2007- 1 quarter

Balance Sheet (Form N1)

Profit and loss report (Form N2)

Last modifed: 2007-05-16 15:13

15 May 2007 year. ■ list :: 5.2007

PRESS RELEASE/NWT s Board of Directors has determined the 2006 dividends rate

On May 14, 2007, North-West Telecom's Board of Directors has determined the 2006 dividend rate recommended to the Annual General Meeting of Shareholders and has approved the agenda for the Annual General Meeting of Shareholders scheduled for June 22, 2007.

North-West Telecom's Board of Directors decided to recommend that the General Meeting of Shareholders should make the decision to pay the 2006 dividends at the following rates:

· for preference shares, 0.858 rubles per share (32% as against 2005);

· for ordinary shares, 0.357 rubles per share (35% as against 2005).

Dividends will be paid in money from 15th August till 15th December 2007 inclusive. The total amount payable as the 2006 dividends is 529 million rubles or 21.8% of the Company's net profit (397 million rubles in 2005). The list of persons entitled to participate in the Meeting is prepared according to the NWT Register of Shareholders as of May 4, 2007.

North-West Telecom's Board of Directors approved the following agenda for the Annual General Meeting of Shareholders:

1. Approval of the annual report, annual accounting reports, including profits and losses report (profits and losses account) of the Company as well as distribution of profit (including payment of dividends) and losses of the Company according to the results of the financial year 2006;

2. Election of members of the Board of Directors of the Company;

3. Election of members of the Audit Commission of the Company;

4. Approval of the Company Auditor for 2007;

5. Determination of the fee to members of the Board of Directors of the Company;

6. Changes and additions to the Charter of the Company. Approval of the amended Charter of the Company;

7. Changes and additions to the Regulation on the Board of Directors of the Company. Approval of the amended Regulation on the Board of Directors of the Company;

8. Changes and additions to the Regulation on the General Meeting of Shareholders of the Company.

The Board of Directors determined that only ordinary shareholders of the Company would have the right to vote on all issues on the agenda of the General Meeting of Shareholders of the Company.

During its meeting, North-West Telecom's Board of Directors considered also other issues relating to the preparation and holding of the Annual General Meeting of Shareholders.

All materials for the Annual General Meeting of Shareholders will be available on the corporate web-site at «Инвесторам и акционерам» from May 22, 2007.

редактирование раздела

Last modifed: 2007-05-22 16:09

16 May 2007 year. ■ list :: 5.2007

PRESS RELEASE/North-West Telecom Reports On Telephone Installation in St. Petersburg

On May 16, 2007, a press conference was held at the Government of St. Petersburg dedicated to implementation of the "Program of Telecommunication Services Supply to St. Petersburg Residents for the years 2005-2007" ahead of schedule. The program was approved on March 4, 2005 at a meeting attended by L. D. Reiman, Russian Federation Minister of Information Technologies and Communications, and V. I. Matvienko, Governor of St. Petersburg (see Press Release of 04.03.2005).

The press conference was attended by:

- Valentina I. Matvienko, Governor of St. Petersburg
- Leonid D. Reiman, RF Minister of Information Technologies and Communications
- Vladimir A. Akulich, General Manager, North-West Telecom OJSC.

The Governor of St. Petersburg and the Minister of Information Technologies and Communications noted the importance and uniqueness of the actions within the framework of the implemented Program, signed a symbolic Statement of implementation of the "Program of Telecommunication Services Supply to St. Petersburg Residents for the years 2005-2007" ahead of schedule, and sealed a symbolic "Register of applications for telephone installation in St. Petersburg in the years 1968-2006."

In her speech, Mrs. Matvienko thanked Minister Reiman for attention paid to the city, for assistance in promotion of innovation projects related to telecommunication and computerization, and for support to the Program so socially important for the city. The Governor of the Northern Capital noted the symbolic aspect of the event held on the eve of a historic anniversary: it was 125 years ago, in 1882, that Russia's first home telephones appeared simultaneously in St. Petersburg and Moscow.

Mrs. Matvienko congratulated Petersburg's communication community on the date, and thanked General Manager of North-West Telecom V. A. Akulich and all of the company's employees for their active work to provide a broad range of up-to-date telecommunication services to St. Petersburg residents, noting the Company's overall contribution to the development of the city as one of its largest taxpayers.

Mr. Reiman in his turn emphasized that St. Petersburg became Russia's first city with the population exceeding 1,000,000 that has fully solved the telephone availability problem. This became possible in particular due to sizable, in excess of RUR 4 billion, funds invested in the updating of St. Petersburg telephone network. The Minister of Minister of Information Technologies and Communications emphasized that, despite the active development of mobile communication and other technologies, the home telephone remains in demand, and the telephone line is not merely a voice communication tool, being now a channel for provision of the full set of up-to-date multimedia services, the offer of which expands with every year. In this aspect too, St. Petersburg's communicators are among the first.

During the press conference, Vladimir Akulich, General Manager of N.W.Telecom, informed that as a result of implementation of the Program's provisions in 2005-2006, over 122,000 applications were satisfied in St. Petersburg, and the city queue for telephone installation that included 56,800 applications as of January 1, 2005 was eliminated. Starting from 2007, telephone installation in St. Petersburg is provided by the St. Petersburg Subsidiary of N.W.Telecom within 6 months from the application filing.

In his speech, Mr. Akulich emphasized that the Program implementation became an important landmark in the development of the city's telecommunications not only because it helped to get rid of the queue, but also because great work was done during the Program implementation for the telephone network updating and digitization. This helped to create a multiservice communication network (MCN) in St. Petersburg, and was a prerequisite for successful development of up-to-date telecommunication services based on broadband access technologies in the Northern Capital.

During the conference, to demonstrate the abilities of the multiservice network and new telecommunication technologies, N.W.Telecom set up a session of direct video conference communication to one of the customer service centers of the St. Petersburg Subsidiary, so that the conference participants could communicate with the Company's customers and personnel.

Last modifed: 2007-05-23 14:25

22 May 2007 year. ■ list :: 5.2007 « »

Information Message/OJSC «North-West Telecom" was granted the title "Socially responsible company 2007»


Организационный комитет
Международной Почетной Премии
«За социальную ответственность бизнеса»
ДИПЛОМ

The Organization Committee of the International Honorary Prize "For the social responsibility of business" conferred on OJSC "North-West Telecom" the title "Socially Responsible Company 2007», granted the Diploma for its contribution in the social and economic development of the society, as well as the award "Socially Responsible Company".

The award "Socially Responsible Company" is one of the prestigious awards granted to business structures in our country. The successful financial activity and the provision of the social security to its employees is an evidence of the high level of the company`s development, which, in its turn, is a guarantee of good economic development of Russia, its public image and prosperity of its citizens.

The social policy of OJSC "North-West Telecom" with regard to its personnel comprises the harmonious integration of the employees` interests, the rigorous observance of the law and of the obligations undertaken by the company, as well as the provision of the competitive salary level. The efficient system of social security helps to attract highly skilled specialists, reduce the personnel`s brain drain, strengthen the corporate spirit and create a basis of successful activity of OJSC "NWT".

The social investments of OJSC "NWT" are not only aimed at the implementation of its internal, but also of its external social programs: the support of vulnerable layers of population (veterans, handicapped persons, and orphans), the development of education, culture and other spheres of public life.

OJSC «North-West Telecom" takes an active part in the implementation of large socially important state projects – the national project "Education" (within its framework OJSC "NWT" will provide in 2006-2007 an Internet access to more than 3 thousand institutions of comprehensive education) and the program of providing the residents of the region with the universal communication services with the help of paid phones (in the most remote populated settlements of the North-Western Federal Area the company will install more than 14 thousand paid phones with universal services).

Realizing its role in the development of the North-Western Region, OJSC «North-West Telecom" actively cooperates in the sphere of solving the most vital problems with state and non-state institutions and organizations.

редактирование раздела

Profit and loss statement

As of March 31, 2007

Company	**North-West Telecom**		
		form № 02 OKUD	0710002
		Date (year, month, day)	
		OCPO	01166228
Tax indefication number	7808020593	TIN	7808020593
Areas of activity	communication	OKDP	64.20.11,12, 22, 3, 21; 55.23.1, 5
Organizatioal and legal form/form of Ownership	Open Joint Stock	OKOPF/OKFS	47/34
Units of measurement:	thousand roubles	OKEI	384
Adress:			

Index	Explanation	Index code	Line code	As for the period under report	As for simular period of the previous year
1	1a	2	2a	3	4
I. Income and expences for normal activity Procceds (net) from sales of goods, products, jobs and services (less the VAT)		010	010	5 732 988	4 800 947
Including that from communication services			011	5 310 625	4 441 588
Prime cost of sold goods, products, works and services		020	020	(4 032 526)	(3 264 130)

including: from communicatoin services			021	(3 826 522)	(3 098 230)	[redacted]
Profit (loss) from sales (line 010 -020)		050	**050**	1 700 462	1 536 817	
II. Operating income and expences						
Interest receivable		060	060	5 437	20 134	
Interest paybale		070	070	(199 113)	(177 689)	
Income from participation in other organizations		080	080	0	0	
Other operating income		090	090	118 716	100 085	
Other operating expences		100	100	(251 621)	(550 371)	
Income (loss) before taxes (lines.050+060-070+080+090-100+120-130)		140	**140**	1 373 881	928 976	
Expences for tax on profit (lines -151+/-152+/-153) including:			**150**	(366 047)	(258 845)	
hold over tax liabiliities		142	151	(25 699)	(152 493)	
hold over tax actives		141	152	(2 294)	40 240	
Current profit tax		150	153	(338 054)	(146 592)	
NET PROFIT (Nondistributed profit (loss) ot the period under report (lines 140+150)		190	**190**	1 007 834	670 131	
NOTES **Conditional expences/income under profit tax**			201	(329 731)	(222 954)	
Constant tax liabilities		200	202	(37 142)	(43 539)	
Constant tax assets		200	203	826	7 648	

Index	explanation	Index code	Line code	As for the period under report	As for simular period of the previous year
1	1a	2	2a	3	4
Base profit (loss) per share			301	X	X
Water profit (loss) per share			302	X	X

* Filled in annual account report

Explanation of profit and loss items

Index	Code line	Index code	For the period under report		For the similar period of the	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for		401	11 117	(115)	9 750	(60)
Profit (loss) of the past years		402	8 569	(9 647)	3 663	(8 746)
Indemnification for losses inflicted by failure to fulfil or to fulfil duty the		403	223	(276)	595	(160)
Exchange rates of foreign currency transaction		404	46 426	(8 696)	25 100	(10 401)
Reduction to the reserve fund		405	36 903	(0)	39 125	(263 412)
Writing off accounts receivable and payable with expired limitation		406	1 103	(28)	316	(522)

Head of the Company ____________ ____________ V.A.Akulich **Chief account** ________ M.M. Semchenko

(signature) (signature explanation) (signature) (signature explanation)

[redacted]

BALANCE SHEET
as of March, 31 2007

		Коды
	form № 01 OKUD	0710001
	Date (year, month, day)	
Company North-West Telecom	OKPO	**01166228**
Taxpayer Identifical Number **7808020593**	TIN	7808020593
Areas of activity **communication**	OKDP	64.20.11,12,22,3, 21; 55.23.1,5
Organizational and Legal form/form of Ownership Joint-Stock Company	OKOPF/OKFS	**47/34**
Unit of measures **thousand roubles**	OKEI	**384**
Adress 14/26 ul. Gorokhovaya, St.Petersburg, 191186		
	Date of approval	
	Date of mailing (acceptance)	

ASSETS	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CURCULATION ASSETS					
Intangible assets		110	110	59	57
Fixed assets		120	120	23 442 852	23 385 748
Capital investment		130	130	1 569 981	2 246 158
Profitable investment in stock of material		135	135	0	0
Long term financial investment		140	**140**	221 220	2 793 451
including:					
investment in subsidaries			141	130 916	2 703 147
investment in associate companies			142	45 470	45 470
investment in other companies			143	39 571	39 571
other long-term financial investment			144	5 263	5 263
Deferred tax assets		145	145	192 044	189 750
Other non-curculation assets		150	150	3 305 352	3 231 516
Total for section I		190	**190**	28 731 508	31 846 680
II.CURCULATION ASSETS					
Resource,		210	**210**	439 258	427 524
includes:					
raw material, material and other similuar value		211	211	334 216	342 138
expenditures in work-in-process (turnover costs)		213	213	19	124
finished products and goods for resale		214	214	7 041	7 303
shipped goods		215	215	0	0
deffered expences		216	216	97 982	77 959
other stock and expences		217	217	0	0
Value added tax on acquired values		220	220	689 187	732 401
Account receivable (expected in over 12 months after date of the report)		230	**230**	56 677	57 276
includes:					
customers and principal		231	231	11 645	11 487
advance receivable			232	0	0

Total for section V		690	**690**	5 174 652	10 741 670
BALANCE (sum of lines 490+590+690)		700	**700**	31 993 008	35 902 575

Note about values, accountant on under balance sheets

Index	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	2 854 625	2 863 567
including those under leasing		911	911	119 506	47 428
Stock accepted for custody		920	902	21 938	21 790
Goods, accepted to commision		930	903	9 290	10 036
Insolvent debtor's indebtedness writen-off to loss		940	904	703 216	693 734
Received liability and payment collaters		950	905	27 476	27 281
Received liabilities and payment receivable		960	906	1 924 719	1 271 129
Wear of residential fund		970	907	6 204	6 264
Wear of external improvments and other similar facilities		980	908	2 582	2 600
Funds for payment for telecommunication services			909	160 264	133 153
Обязательства по конверсионной сделке			910	390 359	965 162
Требования по конверсионной сделке			911	390 359	965 162

Inquiry of net wealth cost

Index	Explanation	Code indices	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	38 645 513	40 024 014

Head of the company ____________ **Chief account** _______ __**M.M.Semchenko**__
(signature) (signature) (signature explanation)

April 28, 2007

[redacted]

PROFIT AND LOSS STATEMENT

RECEIVED

			CODES
		Form № 02 OKUD	0710002
as for	December 31, 2006	Date (date, month, year)	24.04.2007
Organization	North-West Telecom	OKPO	01166228
Taxpayer indentification number	7808020593	TIN	7808020593
Areas of activity	communication	OKVD	64.20.11,12,22,3,21
Organization and legal form/ form of ownership	Joint-Stock Company	OCOPF/OKFS	47/34
Unit of measuresment:	thousand rubles	OKEI	384

Name of index	Explanati on	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
I. Income and expenses for normal activity					
Gain (netto) from sailing goods, productions, services (minus value added tax and other similar oblig		010	010	20 473 103	20 383 486
including that from communication services			011	18 802 645	19 715 442
Prime costs of sold goods, products, works and srvices		020	020	(15 498 679)	(16 642 713)
including that from communication services			021	(14 617 513)	(16 344 333)
Profit (loss) from sales (sum of lines 010 -020)		050	**050**	4 974 424	3 740 773
II. OPERATING INCOME AND EXPENSES					
Interest to payable		060	060	69 691	96 433
Interest to payable		070	070	(698 393)	(660 535)
Income from participation in other organization		080	080	6 736	6 148
Other operating incomes		090	090	668 558	1 743 760
Other operating expences		100	100	(1 513 195)	(2 101 324)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	**140**	3 507 821	2 825 255
Expenses on profit tax (lines -151+152-153) including:			**150**	(1 081 573)	(981 784)
deffered tax liabiilities		142	151	(277 994)	(49 597)

deffered tax assets		141	152	(19 458)	(56 669)
Current value tax		150	153	(784 121)	(875 518)
Net profit (undistibuted income (loss) of the period under report (lines 160+170-180)		190	**190**	2 426 248	1 843 471
INQUIRY					
Condition expeneces/income on profit tax			201	(859 598)	(672 242)
Constant tax liabilities		200	202	(247 812)	(322 576)
Constant tax assets		200	203	25 837	13 034

Name of index	Explanati ons	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
Based income (loss) per share			301	0,00251	0,00191
water income (loss) per share			302		

* Filled in annual account statement

Explanation of individual incomes and losses

Name of index	Index code	Line code	For the period under		For the similar period or the	
			income	loss	income	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which arbitration court awards on recovery have been received		401	39 844	(1 338)	37 600	(2 396)
Profit (loss) of the previous years		402	42 366	(64 483)	36 350	(88 823)
Indemnification for losses, influcted by failure to fulfil or to fulfil duty of the obligation		403	4 717	(3 554)	2 325	(2 572)
Exchanges rates of foreign currency transaction		404	60 227	(83 428)	28 869	(14 109)
Reduction to ratable reservesвы		405	754 467	(568 448)	416 510	(43 194)
writing off the account receivable and credits scores		406	2 069	(6 863)	54 049	(7 597)

General manager ________________ V.A. Akulich **Head account** ________ M.M. Semchenko

(signature) (signature explanation) (signature) (signature explanation)

April 24, 2007

[redacted]

BALANCE SHEET

RECEIVED
2007 JUN 19 A

			CODES
		Form № 01 OCUD	**0710001**
as of	**December 31, 2006**	Date	29.03.2006
Company	**North-West Telecom JSC**	OCPO	**01166228**
Taxpayer indentification number	**7808020593**	TIN	7808020593
Areas of activity	**communication**	OKVED	64.20.11,12,22,3,21
Organization & legal form/form of Ownership	**Joint Stock Company**	OKOPF/OKFS	**47/34**
Unit of measurement	**thousand rubles**	OKEI	**384**
Adress:	191186		

Date of approval	
Date of exception	24.04.2007

Assets	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
I. NON-CURCULATION ASSETS					
Non-cost assets		110	110	68	59
Main assets		120	120	21 983 239	23 442 852
Capital investment		130	130	764 066	1 569 981
Profitiable investment in stocks of material & capital equipment		135	135	0	0
Long-term financial investment		140	**140**	225 553	221 220
including:					
subsidiary investment			141	150 817	130 916
investment in associate companies			142	32 839	45 470
investment in other organizations			143	41 720	39 571
other long-term investment			144	177	5 263
Deffered tax assets		145	145	215 805	192 044
Other non-curculation assets		150	150	2 052 830	3 305 352
Total for section I		190	**190**	25 241 561	28 731 508

Assets	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
II.CURCULATION ASSETS					
Resource store		210	**210**	426 616	439 258
including:					
raw matrerial, material & the other similar values		211	211	301 183	334 216
Expenditures in work-in-process (turnover costs)		213	213	442	19
Finished production and resales goods		214	214	8 466	7 041
Shipped goods		215	215	0	
Deffered expenses		216	216	116 525	97 982

Other resoursce store and expenses		217	217	0	0
Value added tax on acquired values		220	220	1 046 166	689 187
Account receviable (including payments within 12 months after the reporting date)		230	**230**	56 561	56 677
including:					
customers and principal		231	231	8 250	11 645
Advance receviable			232		0
other debts			233	48 311	45 032
Account receivable (payments expected within 12 months under the period of the repoet)		240	**240**	1 587 336	1 852 172
including:					
customers and principal		241	241	1 183 826	1 404 226
advance receivable			242	78 831	72 621
other debts			243	324 679	375 325
short-term financial liabiliities		250	250	1 045 094	
money assets		260	260	144 699	221 507
Other curculation assets		270	270	2 109	585
Total for section II		290	**290**	4 308 581	3 259 386
BALANCE (line sum 190+290)		300	**300**	29 550 142	31 990 894

LIABILITY	**Explanation**	**Index code**	**Line code**	**As for the beginning of the period of the report**	**At the end of the period under report**
1	**1a**	**2**	**2a**	**3**	**4**
III. CAPITAL AND RESERVES					
Authorized capital		410	410	1 131 415	1 131 415
Added capital		420	420	8 075 451	7 922 007
Reserve capital		430	430	56 571	56 571
Own shares buy back from shareholders		411	440	(0)	(0)
Undistributed profit (undistributed loss) of the previous years		470	460	6 843 562	6 598 589
Undistributed profit (undistributed loss) of the period under report		470	470	X	2 426 248
Total for section III		490	**490**	16 106 999	18 134 830
IV. LONG-TERM LIABILITIES					
Credits and loans		510	**510**	8 138 281	7 580 761
including:					
credits			511	3 908 189	2 422 106
loans			512	4 230 092	5 158 655
Deffered tax liabilities		515	515	626 024	892 179
Other long-term liabilities		520	520	506 678	210 586
Total for section IV		590	**590**	9 270 983	8 683 526
V. SHORT-TERM LIABILITIES					
Credits and loans		610	**610**	1 064 050	1 946 371
including:					
credits			611	532 685	817 660
loans			612	531 365	1 128 711
Account receivable,		620	**620**	2 384 145	2 661 823

including:					
customers and principals		621	621	1 149 001	1 456 506
Advance receviable		625	622	338 286	371 130
Debts under stuff		622	623	96 319	105 687
debts under state over the counter budget funds		623	624	95 297	47 399
dabts under tax and dues		624	625	244 479	139 114
other debts		625	626	460 763	541 987
debts of the participants (owners) under income payment		630	630	14 081	17 322
Deffered income		640	640	74 423	63 621
reserve of the deffered expenses		650	650	635 461	483 401
Other short-term liabilities		660	660		0
Total for section V		690	**690**	4 172 160	5 172 538
BALANCE (sum of lines 490+590+690)		700	**700**	29 550 142	31 990 894

Inquiry of the values, recorded on off-balance accounts

Name of index	Пояснения	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
Leasing fixed assets		910	901	1 791 566	1 757 604
includinf thtose under leasing		911	911	184 047	119 506
Trade-material values, accepted for custoyd		920	902	21 747	21 938
Goods, accepted for commision		930	903	10 268	9 290
Write-off in loss score of unpayment debts		940	904	634 713	703 216
Liability and receivable payments collaters		950	905	28 713	417 831
Liability and payment distributed		960	906	3 377 337	1 924 719
wear of the residential fund		970	907	6 771	6 204
Wear of external improvements and other similar facillities		980	908	3 231	2 582
Payment assets for communication services			909	110 251	160 264
Обязательства по конверсионной сделке			910		390 359
Требования по конверсионной сделке			911		390 359

Name of index	Explanation	Index code	Line code	As for the beginning of the period of the report	At the end of the period under report
1	1a	2	2a	3	4
Net worth			1000	16 181 422	18 198 451

General manager ________________ V. A. Akulich **Chief account** ________ M.M. Semcehenko

explanation) (signature) (signatire explanation)

April 24, 2007

[redacted]

RECEIVED
2007 JUN 19 A 4:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

as of 2 4 0 4 2 0 0 7

Place of Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia
(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this document may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.nwtelecom.ru/pubsas/test--3D93BBB9AFFC4EA39D4B8EB19A79E15F/index.html
(address of the Internet page used by the Issuer to disclose information)

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

II. Amendments to the list of affiliated parties as of

2	4		0	4		2	0	0	7

Data on the affiliated party prior to the amendment:

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Termination of the ground for being an affiliated party in connection with re-organization of CJSC IC Svyaz in the form of takeover by CJSC AMT**	**19.04.2007**	**24.04.2007**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
Svyaz Investment Company - Closed Joint-Stock Company	60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0,32	0,08

Data on the affiliated party after the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
-	-	-	-	-	-

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

as of 2 9 0 3 2 0 0 7

Place of Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this document may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.nwtelecom.ru/url/aff

(address of the Internet page used by the Issuer to disclose information)

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

II. Amendments to the list of affiliated parties as of

2	9		0	3		2	0	0	7

II. Amendments to the list of affiliated parties within the period

from 01 01 2007 **till** 31 03 2007

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Origination of the ground for being an affiliated party in connection with the acquisition of 100% shares in the authorized capital of the PTT CJSC**	**22.01.2007**	**22.01.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Petersburg Transit Telecom Closed Joint-Stock Company (PTT CJSC)	St. Petersburg, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	22.01.2007	0	0

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
2	**Termination of grounds for being an affiliated party in connection with winding up of Parma-Paging LLC**	**29.12.2006**	**26.01.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Parma-Paging Limited Liability Company	31, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
3	**Termination of grounds for being an affiliated party in connection with winding up of Telecomcity CJSC**	**22.03.2007**	**29.03.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Telecomcity Closed Joint-Stock Company	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
4	**Origination of the ground for being an affiliated party in connection with the joining the group of parties to which the Company belongs**	**25.01.2007**	**29.03.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Sakhatelecom Open Joint-Stock Company	22, ul. Kurashova, Yakutsk, 677000	The party belongs to the group of parties, to which the Company belongs	25.01.2007	0	0

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
5	**Termination of the ground for being an affiliated party in connection with the withdrawal from the group of parties to which the Company belongs**	**12.02.2007**	**29.03.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Cellular Telephone of Kuzbass GSM Closed Joint-Stock Company	61, pr. Sovetskiy, Kemerovo, 650099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 00119-A

as of 31 03 2007

(the date of making up the list of affiliated parties of the joint-stock company)

Place of Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this list of affiliated parties may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.nwtelecom.ru/url/aff

(address of the Internet page used by the Issuer to disclose information)

General Manager ______________ V.A. Akulich

(signature) Full name

Date 02 " April 2007.

Official seal

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

I. The namelist of affiliate partied as of 31 03 2007

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1	Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company The person is the General Manager of the Company The person is the General Manager of the Company The person is a Member of the Company's Management Board The party belongs to the group of parties, to which the Company belongs	30.06.2006 starting from 23.08.2004 23.08.2006 30.06.2006 23.08.2004	0	0
2	Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0.001	0.001
3	Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
4	Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
5	Alexandr Nikolayevich Kiselyov	Moscow, Russia	The person is a Member of the Board of Directors of the Company The party belongs to the group of parties, to which the Company belongs	30.06.2006 02.06.2006	0	0
6	Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
7	Oleg Mikhaylovich Mikhaylov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
8	Irina Mikhailovna Ragozina	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
9	Ivan Ivanovich Rodionov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
10	Lyubov Stepanovna Timoshenko	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0	0
11	Valery Nikolayevich Yashin	Moscow, Russia	The person is a Member of the Board of Directors of the Company	30.06.2006	0.143	0.089
12	Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
13	Yury Alexandrovich Pochekin	Vologda, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.05	0.06
14	Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0,002	0,002

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
15	Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
16	Ella Ivanovna Tomilina	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
17	Irina Vladimirovna Tambovskaya	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
18	Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.001	0.00001
19	Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0	0
20	Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.033	0.035
21	Vladimir Ivanovich Shumeyko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	30.06.2006	0.0001	0.0001
22	Svyaz Investment Company - Closed Joint-Stock Company	60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0.32	0.08
23	AMT Closed Joint-Stock Company	24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	26.07.2005	0.16	0.21
24	Novgorod Datacom Limited Liability Company	20, ul. Mikhaylova, Veliky Novgorod, 173000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0
26	"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company	poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	26.11.2003	0	0
27	RSU-Telecom Limited Liability Company	18, pr. Stachek, block 2, letter B, Saint Petersburg, 198095	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	25.11.2003	0	0
28	NWT-Finance Limited Liability Company	office 422, 26 ul. Bolshaya Morskaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	11.10.2004	0	0
29	Artelecom Service Limited Liability Company	4, proyezd Priorova, Arkhangelsk, 163071	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
30	Bona Limited Liability Company	45, Troitsky prospekt, Arkhangelsk, 163000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0
31	St. Petersburg Information Company - Closed Joint-Stock Company (SPIC CJSC)	21 ul. Korablestroiteley, building 1, letter "B" V.O., Saint Petersburg, 199226	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	05.12.2006	0	0
	Petersburg Transit Telecom Closed Joint-Stock Company (PTT CJSC)	St. Petersburg, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	22.01.2007	0	0
32	Parma-Inform Limited Liability Company	160, ul. Internatsionalnaya, Syktyvkar, the Komi Republic, 167982	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0	0
33	Kolatelecom Open Joint-Stock Company	5/23, ul. Vorovskogo, Murmansk, 183038	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0
34	Commercial Television and Radio Closed Joint-Stock Company	6, ul. Parashutnaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	12.05.1998	0	0
35	Parma Telecom Closed Joint-Stock Company	10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0	0
36	Medexpress Insurance Closed Joint-Stock Company	14/26 ul. Gorokhovaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	30.11.2000	0	0
37	WestBalt Telecom Closed Joint-Stock Company	2, pl. Vasilevskogo, Kaliningrad, 236016	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	31.10.2002	0	0
38	Octagon Technologies Closed Joint-Stock Company	pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	28.12.2000	0	0
39	Dancell, Saint Petersburg - Closed Type Joint-Stock Company	51, Baltiyskaya ul., St. Petersburg, 198092	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	12.05.1998	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
40	Investment Communication Company - Open Joint-Stock Company	55, ul. Plyushchikha, building 2, Moscow, 119121	The party belongs to the group of parties to which the Company belongs (1. the party is entitled to control over 50% of the Company's voting shares, 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party	12.05.1998	39.53	50.76
41	Mobile Telecommunications Closed Joint-Stock Company	55, ul. Plyushchikha, building 2, Moscow, 119121	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
42	Volgatelecom Open Joint-Stock Company	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
43	Nizhny Novgorod Teleservice Limited Liability Company	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the Company belongs	14.07.2005	0	0
44	RTCOM Closed Joint-Stock Company	15, ul. Kosareva, Saransk, the Russian Federation	The party belongs to the group of parties, to which the Company belongs	09.03.2005	0	0
45	Transsvyaz Closed Joint-Stock Company	2, ul. Chaadayeva, Nizhny Novgorod, Russia	The party belongs to the group of parties, to which the Company belongs	20.08.2004	0	0
46	Nizhny Novgorod Cellular Communications CJSC	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
47	Orenburg GSM CJSC	11, ul. Volodarskogo, Orenburg	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
48	Ulyanovsk GSM CJSC	60, ul. L. Tolstogo, Ulyanovsk	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
49	VyatkaSvyazService LLC	43/1, ul. Drelevskogo, Kirov, 610016	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
50	Tatincom - T Open Joint-Stock Company	20A, ul. Lomzhinskaya, Kazan, Republic of Tatarstan	The party belongs to the group of parties, to which the Company belongs	13.10.2003	0	0
51	Digital Telecommunications Closed Joint-Stock Company	20, ul. Shumilova, Cheboksary, Russia	The party belongs to the group of parties, to which the Company belongs	01.12.2002	0	0
52	Nizhegorodteleservice Closed Joint-Stock Company	The House of Communication, pl. M. Gorkogo, Nizhny Novgorod, 603000, Russia	The party belongs to the group of parties, to which the Company belongs	11.08.2006	0	0
53	Penza Mobile Closed Joint-Stock Company	1/3, ul. Kuprina, Penza, 440606, Russia	The party belongs to the group of parties, to which the Company belongs	18.09.2006	0	0
54	Chuvashia Mobile Closed Joint-Stock Company	83, ul. K. Ivanova, Cheboksary, 428018, Chuvash Republic	The party belongs to the group of parties, to which the Company belongs	19.09.2006	0	0
55	Saratov Mobile Closed Joint-Stock Company	40, ul. Kiseleva, Saratov, 410012, Russia	The party belongs to the group of parties, to which the Company belongs	18.09.2006	0	0
56	Omriks IKS OJSC	10, ul. Tereshkovoy, Orenburg, Russia	The party belongs to the group of parties, to which the Company belongs	01.12.2002	0	0
57	Giprosvyaz Open Joint-Stock Company	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
58	Giprosvyaz North-West Limited Liability Company	11a, Konstantinovsky pr., Saint Petersburg	The party belongs to the group of parties, to which the Company belongs	01.02.2005	0	0
59	Giprosvyaz- Siberia LLC	15/3, ul. Vystavochnaya, Novosibirsk, 630078	The party belongs to the group of parties, to which the Company belongs	26.01.2004	0	0
60	South - Giprosvyaz LLC	67, ul. Gagarina, Krasnodar	The party belongs to the group of parties, to which the Company belongs	15.01.2003	0	0
61	Open Joint Stock Company for Communication and Information Support Development in the Republic of Dagestan	3, pr-t Rasula Gamzatova, Makhachkala, the Republic of Dagestan, 367000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
62	Far-East Company of Electric Communication – Open Joint-Stock Company	57, ul. Svetlanskaya, Vladivostok, 690650	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
63	Sakhatelecom Open Joint-Stock Company	22, ul. Kurashova, Yakutsk, 677000	The party belongs to the group of parties, to which the Company belongs	25.01.2007	0	0
64	Sakhalinugol-Telecom Closed Joint-Stock Company	32, ul. Karla Marxa, Yuzhno-Sakhalinsk, 693000	The party belongs to the group of parties, to which the Company belongs	29.07.2005	0	0
65	Integrator.ru Closed Joint-Stock Company	57, ul. Svetlanskaya, Vladivostok, 690950	The party belongs to the group of parties, to which the Company belongs	31.05.2005	0	0
66	A-Svyaz OJSC	7, ul. Shevchenko, Blagoveshchensk, Amurskaya oblast, 675000	The party belongs to the group of parties, to which the Company belongs	23.06.2006	0	0
67	Wireless Information Technologies Limited Liability Company	220, ul. Lenina, Yuzhno-Sakhalinsk, 693000	The party belongs to the group of parties, to which the Company belongs	14.04.2005	0	0
68	Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication	15, ul. Dostoyevskaya, St. Petersburg, 191002	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0.002	0.002
69	Westelcom CJSC	7, ul. Butlerova, Moscow, 117485	The party belongs to the group of parties. to which the Company belongs	12.05.1998	0	0
70	Globaltel CJSC	25, ul. Dubovaya roshcha, Moscow, building 2, 147427	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
71	Incom CJSC	27/26, Zubovsky b-r, building 3, Moscow, 121021	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
72	MC NTT CJSC	46 ul. Arbat, Moscow, 121002	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
73	RTK-Tsentr CJSC	15a, ul. Kalanchevskaya, Moscow, 107078	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
74	SK Kostars CJSC	2, ul.Korchagina, Moscow, 129278	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
75	Globus-Telecom CJSC	38, ul. Obraztsova, Moscow, 127018	The party belongs to the group of parties, to which the Company belongs	03.04.2006	0	0
76	Telecomcenter Limited Liability Company	46, Dmitrovskoye shosse, block 1, Moscow, 127238	The party belongs to the group of parties, to which the Company belongs	26.04.2006	0	0
77	Zebra-Telecom CJSC	24, ul. Trubnaya, block 3, Moscow, 103051	The party belongs to the group of parties, to which the Company belongs	13.06.2006	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
78	"Health and Rest Center "Malakhit" Limited Liability Company	15, ul. Shcherbaka, Yalta, Crimea AR, Ukraine, 98635	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
79	Sibirtelecom Open Joint-Stock Company	86, ul. M. Gorkogo, Novosibirsk, 630099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
80	ChitaNET Closed Joint-Stock Company	22, ul. Chaikovskogo, Chita, 672000	The party belongs to the group of parties, to which the Company belongs	25.08.2004	0	0
81	Altay Investment Company CJSC	74, ul. Internatsionalnaya, Barnaul, 656002	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
82	Altel CJSC	54B, pr-t Lenina, Barnaul, 656099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
83	Baykalwestcom CJSC	68, ul. 2-ya Zheleznodorozhnaya, Irkutsk, 664005	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
84	Yeniseytelecom CJSC	102, pr. Mira, Krasnoyarsk. 660022	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
85	REGION-NETWORK CJSC	12, ul. Dobrolyubova, Novosibirsk, 630009	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
86	ATS-32 CJSC	94, ul. Mira, Irkutsk, 644002	The party belongs to the group of parties, to which the Company belongs	27.06.2006	0	0
87	NGTS-Page OJSC	15/3, ul. Vystavochnaya, Novosibirsk-78, 630048	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
88	Regional information networks OJSC (RINET OJSC)	86, ul. Kirova, office 304a, Novosibirsk, 630102	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
89	Stock Company for telephone communication development – Open Joint Stock Company	7, ul. Sukhe-Batora, Ulan-Ude, 670000	The party belongs to the group of parties, to which the Company belongs	30.06.2004	0	0
90	Tsentralny Telegraph Open Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0.001	0.001
91	Open Communications Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the Company belongs	01.01.2000	0	0
92	TSENTEL Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
93	Uralsvyazinform Open Joint-Stock Company	11, ul. Mosakovskaya, Ekaterinburg, 620014	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
94	Permtelecom Limited Liability Company	45, ul. Podlesnaya, Perm, 614062	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
95	Perm Television and Radio Broadcasting company "Ural-Inform TV" - Limited Liability Company	2, ul. Krupskoy, Perm, 614060, Russia	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
96	"Telephone company – Ural" – Closed Joint-stock Company	18-b, ul.Tekhnicheskaya, Ekaterinburg, 620090	The party belongs to the group of parties, to which the Company belongs	30.09.2002	0	0
97	Central Telecommunication Company - Open Joint-Stock Company	23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
98	Vladimir Teleservice Closed Joint-Stock Company	20, ul.Gorokhovaya, Vladimir, 600017	The party belongs to the group of parties, to which the Company belongs	30.11.2002	0	0

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for a legal entity or place of residence for a natural person (may only be provided by the consent of a natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
99	Telecom of Ryazan oblast CJSC	36, ul. Svobody, Ryazan, 390006	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
100	TsentrTelecomService CJSC	23, ul. Proletarskaya, office 101, Khimki, Moscow Oblast, 141400	The party belongs to the group of parties, to which the Company belongs	01.01.2003	0	0
101	Russian Telecommunication Network OJSC	2/15, ul. Maroseika, Moscow 101000	The party belongs to the group of parties, to which the Company belongs	01.01.2003	0	0
102	TverTelecom Limited Liability Company	24, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the Company belongs	01.10.2004	0	0
103	Vladimir Payphone Limited Liability Company	32"A", pr. Stroiteley, Vladimir, 600014	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
104	MobileCom Limited Liability Company	17, ul. Mira, Vladimir, 600017	The party belongs to the group of parties, to which the Company belongs	01.01.1999	0	0
105	Telecom-Stroy Limited Liability Company	6, 2nd Minsky per., Ivanovo, 153017	The party belongs to the group of parties, to which the Company belongs	01.01.1998	0	0
106	Telecom-Terminal Limited Liability Company	13, pr. Lenina, Ivanovo, 153000	The party belongs to the group of parties, to which the Company belongs	01.01.1998	0	0
107	Teleport Ivanovo CJSC	90, ul. Tashkentskaya, Ivanovo, 153035	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
108	Svyaz-Service-Irga Production and Promotion Enterprise LLC	21, ul. Yesenina, Ryazan, 390046	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
109	ATS Closed Joint-Stock Company	22-A, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the Company belongs	22.11.2005	0	0
110	Southern Telecommunication Company - Open Joint-Stock Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
111	Armavir Communication Plant - DCJSC	1-a, ul. Urupskaya, Armavir, Krasnodar krai, 352903	The party belongs to the group of parties, to which the Company belongs	11.03.1999	0	0
112	"Orbita" Health Improvement Centre - Open Joint-Stock Company	the village of Olginka, Tuapse district, Krasnodar krai, 325840	The party belongs to the group of parties, to which the Company belongs	18.12.2000	0	0
113	Photon Television and Radio Broadcasting company – Closed Joint-Stock Company	30, ul. Zheleznodorozhnaya, Krasnodar, 350033	The party belongs to the group of parties, to which the Company belongs	29.06.2004	0	0
114	Stavtelecom named after V.I. Kuzminov OJSC	10/12, pr. Oktyabrskoy revolutsii, Stavropol, 355035	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
115	Intmashservice Limited Liability Company	8, ul. Golubinskaya, Volgograd, 400131	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
116	UTK-Finance Limited Liability Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the Company belongs	25.03.2003	0	0
117	Creative Association "Accent" – Limited Liability Company	68, ul. Krasnoarmeyskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the Company belongs	19.11.2004	0	0
118	Factorial-99 Limited Liability Company	47, per. Bratsky, Rostov-on-Don, 344082	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0
119	Yugsvyazstroy Closed Joint-Stock Company	110/1, ul. Aivazovskogo, Krasnodar, 350040	The party belongs to the group of parties, to which the Company belongs	24.01.2001	0	0

II. Amendments to the list of affiliated parties within the period from 0 1 0 1 2 0 0 7 till 3 1 0 3 2 0 0 7

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Origination of the ground for being an affiliated party in connection with the acquisition of 100% shares in the authorized capital of the PTT CJSC**	**22.01.2007**	**22.01.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Petersburg Transit Telecom Closed Joint-Stock Company (PTT CJSC)	St. Petersburg, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	22.01.2007	0	0

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
2	**Termination of grounds for being an affiliated party in connection with winding up of Parma-Paging LLC**	**29.12.2006**	**26.01.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Parma-Paging Limited Liability Company	31, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the voting shares or shares (contributions, parts) making the authorized (equity) capital of the party	01.10.2004	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
3	**Termination of grounds for being an affiliated party in connection with winding up of Telecomcity CJSC**	**22.03.2007**	**29.03.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Telecomcity Closed Joint-Stock Company	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
4	**Origination of the ground for being an affiliated party in connection with the joining the group of parties to which the Company belongs**	**25.01.2007**	**29.03.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Sakhatelecom Open Joint-Stock Company	22, ul. Kurashova, Yakutsk, 677000	The party belongs to the group of parties, to which the Company belongs	25.01.2007	0	0

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
5	**Termination of the ground for being an affiliated party in connection with the withdrawal from the group of parties to which the Company belongs**	**12.02.2007**	**29.03.2007**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Cellular Telephone of Kuzbass GSM Closed Joint-Stock Company	61, pr. Sovetskiy, Kemerovo, 650099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0	0

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

NOTIFICATION ON THE ESSENTIAL FACT
"DATA ON RE-ORGANIZATION OF THE ISSUER, ITS SUBSIDIARIES AND AFFILIATES"

1.General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*

2. Contents of the notification

2.1. Form of reorganization: *affiliation*
2.2. Issuer's authorized management body taking the decision which is the ground for reorganization, the date of taking the decision: *The decision of the sole participant of the Closed Joint-Stock Company "Svyaz" Investment Company – OJSC N.W.Telecom No.01-06 dated 27.07.2006*
2.3. No. and date of making up the minutes of the meeting (session) of the Issuer's authorized management body taking the decision which is the ground for re-organization, in case the collegiate executive body is such a body: *Minutes of the Board of Directors of OJSC N.W.Telecom, Minutes No. 19-01/22(06) dated 27.07.2006*
2.4. Full and abbreviated official names of each of the reorganized legal entities and the place of its business:

- Full official name: *AMT Closed Joint-Stock Company*
  Abbreviated official name: *CJSC AMT*
  Location: *24 ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186*
- Full official name: *Svyaz Investment Company - Closed Joint-Stock Company*
  Abbreviated official name: *CJSC IC Svyaz*
  Location: *60, ul Lenina, Syktyvkar, Komi Republic, Russia*

2.5. Full and abbreviated official names of any legal entity established or which terminated its business as a result of re-organization, its location:
Full official name: *Svyaz Investment Company - Closed Joint-Stock Company*
Abbreviated official name: *CJSC IC Svyaz*
Location: *60, ul Lenina, Syktyvkar, Komi Republic, Russia*

2.6. The interest of the Joint-Stock Company n the authorized capital of the subsidiary or affiliate which terminated its business as a result of reorganization - *100%*
Percentage of such subsidiary's or affiliate's common stock held by the Joint-Stock Company – *100%*
2.7. The Issuer's interest in the authorized (equity) capital (unit investment fund) of the commercial company established as a result of reorganization, as of the date of reorganization: *100%*
2.8. Date of reorganization: *The entry on termination of the business of the legal entity through reorganization in the form of takeover was made in the Unified State Register of Legal Entities on 19th April 2007*

2.9. The date on which the Issuer received written notice of the registering authority in respect of making an entry in the Single State Register of Legal Entities on termination of the business of affiliated legal entity: *23rd April 2007*

3. Signature

3.1. General Manager ¬___________________V.A. Akulich

3.2. Date: 23rd April 2007 Official seal

STATEMENT OF THE MATERIAL FACT
"INFORMATION ON THE FACTS ENTAILING A NONRECURRENT INCREASE (DECREASE) OF THE ISSUER'S NET PROFIT OR NET LOSS BY MORE THAN 10 PERCENT"

1. General	
1.1. Issuer's full corporate name:	*North-West Telecom Open Joint-Stock Company*
1.2. Issuer's abbreviated corporate name:	*NWT OJSC*
1.3. Issuer's location:	*14/26 ul. Gorokhovaya, St. Petersburg, Russia,*
1.4. Issuer's OGRN code:	*1027809169849*
1.5. Issuer's Taxpayer's ID Code:	*7808020593*
1.6. Issuer's unique code assigned by the registering authority :	*00119-A*
1.7. Web page used by the issuer for information disclosure:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*

2. Information content

2.1. The fact(s) that entai8led a nonrecurrent increase (decrease) of the issuer's net profit or net loss by more than 10 percent: *The net profit increase in the 1st quarter of 2007 compared to the net profit in the 4th quarter of 2006 was determined by:*

- proceeds growth due to the local communication charge rates raised from 01.02.2007 (switching over to the tariff plan based payment system);

- reduction of the costs:

1) *of communication operators' services, since some of the costs of the operators' services provided in the 3rd quarter of 2006 were recorded as costs of the 4th quarter of 2006. The campaign of renegotiation of contracts with connected operators (due to approval by the Rossvyaznadzor of regulated tariffs related to reciprocal payments between communication operators from 01.07.06) was finished in the 4th quarter; as a result, some of the invoices for Russian operators' services provided in the 3rd quarter were rendered in the 4th quarter;*
2) *of outside organizations' services related to maintenance and repair: Repair in the 4th quarter of 2006 related to preparation for the winter period*

2.2. The date of occurrence of the fact(s) that entailed nonrecurrent increase (decrease) of the issuer's net profit or net loss by more than 10 percent: *28.04.2007*

2.3. The issuer's net profit (net loss) value in the reporting period (quarter or year) preceding the reporting period, in which the said fact(s) occurred: *256,843,800 Rubles.*

2.4. The issuer's net profit (net loss) value for the reporting period (quarter or year), in which the said fact(s) occurred: *1,007,833,610 Rubles.*

2.5. The issuer's net profit (net loss) absolute and percentage change: *750,989,820 Rubles (+292.39 %)*

3. Signatures

3.1. General Manager	____________ (signature)	V. A. Akulich
3.2. Date: April «28» 2007	[seal]	
3.3. Chief Accountant	____________ (signature)	M. M. Semchenko
3.4. Date: April «28» 2007	[seal]	

NOTIFICATION ON THE ESSENTIAL FACT
"DATA ON THE CLOSING DATE OF THE ISSUER'S REGISTER OF THE SHAREHOLDERS"

1.General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of registered securities: *common registered non-documentary shares;*
State registration No.1-02-00119-A of 09.09.2003;
the authority that has effected the state registration of the issue - Federal Commission for the Securities Market of Russia
2.2. Purpose, for which the list of registered securities holders is made up: *holding the Annual General Meeting of the Shareholders*
2.3. Date, as of which the list of registered securities holders is made up: *04th May 2007*
2.4. No. and date of making up the minutes of the meeting (session) of the Issuer's authorized management body taking the decision on the date of making up the list of registered securities holders or any other decision which is the ground for setting the date for making up the list. *18.04.2007, Minutes No.19-01/08(07)*

3. Signature

3.1. General Manager ¬__________________V.A. Akulich

3.2. Date: 18th April 2007 Official seal

"DATA ON THE TIMING OF EXECUTION OF THE COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *Redemption of 30% of the face value of the series 02 documentary interest-bearing Bonds, payable to bearer, in the amount of 450,000,000 (four hundred fifty million) roubles*

2.5. Date of commitment execution: *04.04.2007*

2.6. Fact of Issuer's commitment execution or non-execution (default): *the commitment to retire 30% of Bonds of the issue has been fully executed within the established time*

2.7. In case of Issuer's default on a commitment, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled: *not applicable, the commitments have been fully executed within the established time*

3. Signature

3.1. General Manager ________________ V.A. Akulich

3.2. Date: 04th April 2007 Official seal

“DATA ON ACCRUED AND/OR PAID YIELD UNDER ISSUER'S SECURITIES”
“DATA ON THE TIMING OF EXECUTION OF THE COMMITMENTS TO SECURITIES HOLDERS”

1. General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
1.4. Issuer’s BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer’s TIN (Taxpayer’s Identification No.)	*7808020593*
1.6. Unique Issuer’s code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer’s management body taking the decision on determining the interest rate yielded by Bonds: *the amount of this (fourteenth) coupon yield under the 02 series Bonds of OJSC North-West Telecom has been determined by the Decision of the Board of Directors of OJSC N.W.Telecom in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC N.W.Telecom on 10th June 2003;*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: *16.09.2005*

2.6. Date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer’s Bonds: *16.09.2005*

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer’s series 02 Bonds in the fourteenth coupon period: *19,635,000 (Nineteen million six hundred thirty five thousand) roubles.*

interest and (or) other income to be paid (which was to be paid) per one of the Issuer’s series 02 Bonds in the fourteenth coupon period: *13 (thirteen) roubles 09 kop.*

2.8. Form of yield payment on Issuer’s securities: *money*

2.9. Due date of income payment under the Issuer’s securities (yield (interest) under the Bonds): *04.04.2007.*

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 02 series Bonds of the Issuer: *561,330,000 (Five hundred sixty one million three hundred thirty thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the fourteenth coupon yield under the Issuer’s series 02 Bonds in the amount of 19,635,000 (Nineteen million six hundred thirty five thousand) roubles.*

2.12. Fact of Issuer's commitment execution or non-execution (default): *the commitments have been fully executed*

2.13. In case of Issuer’s default on a commitment, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled: *not applicable, the commitments have been fully executed*

3. Signature

3.1. General Manager ____________________ V.A. Akulich

3.2. Date: 04th April 2007 Official seal

“DATA ON FACTS RESULTING IN A NON-RECURRING INCREASE (DECREASE) IN ISSUER'S NET PROFIT OR LOSSES BY MORE THAN 10 PER CENT”

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	***14/26 Gorokhovaya ul., St. Petersburg, Russia***
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*

2. Contents of the notification

2.1. Fact(s) entailing a nonrecurring increase in the net profit or net losses of the Issuer by more than 10 per cent: *the reduction of the net profit for the 4th quarter of the year 2006 as compared to the net profit for the 3rd quarter of 2006 has been mainly caused by significant growth of expenses related to services of communication operators in the 4th quarter.*
2.2. Date of the fact(s) entailing a nonrecurring increase (decrease) in net profit or net losses of the Issuer by more than 10 per cent: *28.03.2007*
2.3. Net profit (net losses) of the Issuer for the period under report (quarter, year) preceding the period under report when the respective fact (facts) took place: *820,571 thousand roubles.*
2.4. Net profit (net losses) of the Issuer for the period under report (quarter, year) when the respective fact (facts) took place: *448,859 thousand roubles.*
2.5. Change in the net profit (net losses) of the Issuer in absolute terms and in %: *-371,712 thousand roubles (-45.30 %)*

3. Signatures

3.1. General Manager ____________________ V.A. Akulich
(signature)

3.2. Date: 29th March 2007 Official seal

3.3. Chief accountant _______________ M.M. Semchenko
(signature)

3.4. Date: 29th March 2007 Official seal

NOTIFICATION ON THE ESSENTIAL FACT

"DATA ON ACCRUED AND/OR PAID YIELD UNDER ISSUER'S SECURITIES"; "DATA ON THE TIMING OF EXECUTION OF THE COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care.*

2.2. The state registration number of securities issue (extra issue) and the date of registration by the state: *4-04-00119-A of 31.10.2006.*

2.3. Name of the registering authority that effected the state registration of the securities issue (extra issue): *Federal Service for Financial Markets of Russia (FSFR of Russia).*

2.4. Name of the Issuer's management body taking the decision on determining the interest rate (coupon) yielded by the Issuer's Bonds and date of making up the minutes (of the session) of the said body taking the decision: *this (first) coupon yield under the 04 series Bonds of OJSC N.W. Telecom has been established in the amount of 8.10% per annum by the Order of the General Manager dated 14th December 2006 according to the results of the auction held at MICEX (Moscow Interbank Currency Exchange) in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC N.W. Telecom on 20th September 2006.*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *this (first) coupon yield under the 04 series Bonds of OJSC N.W. Telecom has been established by the Order of the General Manager dated 14th December 2006.*

2.6. Date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *Order of the General Manager dated 14th December 2006.*

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 04 Bonds in the first coupon period: *40,380,000 (forty million three hundred eighty thousand) roubles 00 kopecks.*

Interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 04 Bonds: *20 (twenty) roubles 19 kopecks.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *15.03.2007.*

2.10. Total amount of interest and (or) other yield paid under the 04 series Bonds of the Issuer:

40,380,000 (forty million three hundred eighty thousand) roubles 00 kopecks.

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the first coupon yield under the Issuer's series 04 Bonds in the amount of 40,380,000 (forty million three hundred eighty thousand) roubles 00 kopecks.*

2.12. Fact of Issuer's commitment execution or non-execution (default): *the Issuer's commitments have been fully executed.*

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability or any other liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled: *not applicable, the commitments have been fully executed.*

3. Signature
3.1. General Manager ¬___________________V.A. Akulich
3.2. Date: "15" March 2007 Official seal

"DATA ON ACCRUED AND/OR PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF EXECUTION OF THE COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

2. Contents of the notification
2.1. Type, category, series and other identification characteristics of securities: *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care.* 2.2. The state registration number of securities issue (extra issue) and the date of registration by the state: *4-03-00119-A of 28.12.2004* 2.3. Name of the registering authority that effected the state registration of the securities issue (extra issue): *Federal Service for Financial Markets of Russia (FSFR of Russia).* 2.4. Name of the Issuer's management body taking the decision on determining the interest rate (coupon) yielded by the Issuer's Bonds and date of making up the minutes (of the session) of the said body taking the decision: *this (eighth) coupon yield under the 03 series Bonds of OJSC N.W. Telecom has been established in the amount of 9.25% by the Order of the General Manager dated 03rd March 2005 according to the results of the auction held at MICEX (Moscow Interbank Currency Exchange) in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC N.W.Telecom on 26th October 2004.* 2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *the amount of this (eighth) coupon yield under the 03 series Bonds of OJSC N.W.Telecom has been established by the Order of the General Manager dated 03rd March 2005.* 2.6. Date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *Order of the General Manager dated 03rd March 2005* 2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 03 Bonds in the eighth coupon period: *69,180,000 (sixty nine million one hundred and eighty thousand) roubles* Interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 03 Bonds: *23 (twenty three) roubles 06 kop.* 2.8. Form of yield payment on Issuer's securities: *money* 2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *01.03.2007* 2.10. Total amount of interest and (or) other yield paid under the 03 series Bonds of the Issuer:

553,440,000 (five hundred fifty three million four hundred forty thousand) roubles

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the eighth coupon yield under the Issuer's series 03 Bonds in the amount of 69,180,000 (sixty nine million one hundred and eighty thousand) roubles.*

2.12. Fact of Issuer's commitment execution or non-execution (default): *the Issuer's commitments have been fully executed.*

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability or any other liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled: *not applicable, the commitments have been fully executed.*

3. Signature	
3.1. General Manager ¬____________________	V.A. Akulich
3.2. Date: "01" March 2007	Official seal

NOTIFICATION ON THE DATA THAT MAY SIGNIFICANTLY AFFECT THE VALUE OF SECURITIES ISSUED BY THE JOINT-STOCK COMPANY

"DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD)"

1.General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's Principal State Registration No.	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Issuer's unique code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*

2. Contents of the notification

2.1. Date of the meeting of the Issuer's Board of Directors (Supervisory Board): *14.05.2007*

2.2. Date and No. of the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board): *14.05.2007, Minutes No. 19-01/10(07)*

2.3. Contents of the decision made by the Issuer's Board of Directors (Supervisory Board):

1.1. To take note of the report by the Auditor and Audit Commission of the Company on the audit of the 2006 accounting reports of the Company.

1.2. To recommend that the Annual General Meeting should approve the annual accounting reports, including profits and losses report (profits and losses account) of the Company for the financial year 2006.

To recommend that the Annual General Meeting should make the following decision on the distribution of profit of the Company according to the 2006 results:

- for payment of dividends: 529,350,111 rubles, including:

- *on preference shares, at the rate of 0.858 rubles per share;*
- *on ordinary shares, at the rate of 0.357 rubles per share;*

- for increasing the own capital of the Company, 1,896,897,889 rubles.

The dividends are to be paid in money on preference shares between 15th August and 15th December 2007 and on ordinary shares between 15th August and 15th December 2007.

Vote results: The decision was made unanimously

2.1. To approve the following agenda for the 2007 NWT Annual General Meeting of Shareholders (hereinafter the MEETING):

1. *Approval of the annual report, annual accounting reports, including profits and losses report (profits and losses account) of the Company as well as distribution of profit (including payment of dividends) and losses of the Company according to the results of the financial year 2006;*
2. *Election of members of the Board of Directors of the Company;*
3. *Election of members of the Audit Commission of the Company;*
4. *Approval of the Company Auditor for 2007;*
5. *Determination of the fee to members of the Board of Directors of the Company;*
6. *Changes and additions to the Charter of the Company. Approval of the amended Charter of the Company;*
7. *Changes and additions to the Regulation on the Board of Directors of the Company. Approval of the amended Regulation on the Board of Directors of the Company;*
8. *Changes and additions to the Regulation on the General Meeting of Shareholders of the Company.*

To determine that only ordinary shareholders of the Company have the right to vote on all issues on the agenda of

the General Meeting of Shareholders of the Company.

2.2. To approve the following list of information (materials) to be provided to the shareholders in the process of preparation for the MEETING:

For the agenda item "Approval of the annual report, annual accounting reports, including profits and losses report (profits and losses account) of the Company as well as distribution of profit (including payment of dividends) and losses of the Company according to the results of the financial year 2006":

- *2006 annual report of the Company;*
- *2006 annual accounting reports of the Company;*
- *Auditor's report on the 2006 annual accounting reports of the Company;*
- *Report by the Audit Commission of the Company on the audit of financial and business activity of the Company, annual accounting reports of the Company and on the credibility of data contained in the 2006 annual report and 2006 annual accounting reports of the Company;*
- *Extract from the minutes of the meeting of the Company Board of Directors' Audit Committee with an evaluation of the reports of the Auditor and Audit Commission of the Company;*
- *Recommendations of the Company Board of Directors for the distribution of profit, including payment of dividends, and losses of the Company as well as for the rate of dividends on the Company shares, form and time of payment according to the results of the financial year 2006.*

For the agenda item "Election of members of the Board of Directors of the Company":

- *Information on candidates for the Board of Directors of the Company, including information on whether the nominated candidates have agreed in writing to be elected.*

For the agenda item "Election of members of the Audit Commission of the Company":

- *Information on candidates for the Audit Commission of the Company, including information on whether the nominated candidates have agreed in writing to be elected.*

For the agenda item "Approval of the Company Auditor for 2007":

- *Extract from the minutes of the Contest Committee for the selection of an audit organization to carry out the mandatory audit of accounting records and financial (accounting) reports on the contest results;*
- *Information on the candidate for the Company Auditor.*

For the agenda item "Determination of the fee to members of the Board of Directors of the Company":

- *Recommendations of the Board of Directors for the allocation rate to calculate the annual fee to members of the Board of Directors of the Company".*

For the agenda item "Changes and additions to the Charter of the Company. Approval of the amended Charter of the Company":

- *Proposed draft changes and additions to the Charter of the Company";*
- *Draft of amended Charter of the Company.*

For the agenda item "Changes and additions to the Regulation on the Board of Directors of the Company. Approval of the amended Regulation on the Board of Directors of the Company":

- *Proposed draft changes and additions to the Regulation on the Board of Directors of the Company;*
- *Draft of amended Regulation on the Board of Directors of the Company.*

For the agenda item "Changes and additions to the Regulation on the General Meeting of Shareholders of the Company":

- *Draft of recommended changes and additions to the Regulation on the General Meeting of Shareholders of the Company.*

Other materials:

- *Notice of the MEETING;*
- *Draft decisions on issues on the agenda of the MEETING;*
- *Decisions of the Board of Directors on the preparation for the MEETING.*

To enable the Company shareholders to familiarize themselves with information (materials) for the MEETING from May 22, 2007 till June 21, 2007 inclusive, 10.00 – 17.30, break from 12.00 to 13.00, local time, at the following addresses:

- *OJSC NWT: 14/26 Gorokhovaya ul., St. Petersburg (26 Bolshaya Morskaya ul.), Shareholders Department,*

and at the Company branches:

- *office 208, 45 Troitsky pr., Arkhangelsk (OJSC NWT, Arkhangelsk branch);*
- *office 225, 2 ul. Lyudogoscha, Veliky Novgorod (OJSC NWT, Novgorod branch);*
- *office 106, 4 Sovetsky pr., Vologda (OJSC NWT, Vologda branch);*
- *office 13, 24 Bolnichnaya ul., Kaliningrad (OJSC NWT, Kaliningrad branch);*
- *17 Oktyabrskaya ul., Murmansk (OJSC NWT, Murmansk branch);*
- *5 ul. Dzerzhinskogo, Petrozavodsk (OJSC NWT, Karelian branch);*
- *office 211, 17 ul. Nekrasova, Pskov (OJSC NWT, Pskov branch);*
- *office 104, 60 ul. Lenina, Syktyvkar (OJSC NWT, Komi branch);*
- *office 9, 29 ul. Kommunistov, Cherepovets (OJSC NWT, Vologda branch, Western Communications Center)*

as well as on June 22, 2007 during the MEETING at its venue.

2.3. To post information (materials) for the MEETING at the Company site www.nwtelecom.ru not later than May 22, 2007.

2.4. To approve the form and text of ballots Nos. 1-7 for voting on issues on the agenda of the MEETING.

Vote results: The decision was made unanimously

3. Signature

3.1. Director General ____________________ V.A. Akulich

3.2. Date: May 14, 2007 seal

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE SECURITIES ISSUED BY A JOINT-STOCK COMPANY

"DECISIONS TAKEN BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD)"

1.General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*

2. Contents of the notification

2.1. Date of holding the meeting of the Issuer's Board of Directors (Supervisory Board): *18.04.2007*

2.2. Date of making up and No. of the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board): *18.04.2007, Minutes No.19-01/08(07)*

2.3. Contents of the decision taken by the Issuer's Board of Directors (Supervisory Board):

1. *An annual general meeting of the shareholders of OJSC North-West Telecom shall be convoked in the form of a meeting (joint attendance of shareholders) after sending (handing in) voting ballots (hereinafter referred to as the MEETING). The date, place and time of holding the MEETING shall be approved – 22nd June 2007 at the following address: 14, Sinopskaya naberezhnaya, St. Petersburg, at 11-00 a.m. Moscow time. Starting time of shareholders registration for participation in the work of the MEETING convoked – 9-00 a.m. Moscow time; place of registration – in the venue of the MEETING.*
2. *04th May 2007 shall be fixed as the date of making up the list of those entitled to participation in the MEETING.*
3. *The Notification on the MEETING shall be published in the Izvestiya newspaper not later than on 22nd May 2007.*
4. *The following list of information to be preliminarily sent to the shareholders before the MEETING is held shall be approved:*
   - *voting ballots;*
   - *notification of the MEETING.*
5. *The following mailing addresess, to which filled in voting ballots may be sent shall be approved:*
   - *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom;*

Voting results: The decision has been taken unanimously

3. Signature

3.1. General Manager ¬___________________V.A. Akulich

3.2. Date: 18th April 2007 Official seal

NOTICE ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE ISSUER'S SECURITIES

"CHANGE OF THE INTERNET PAGE ADDRESS USED BY THE JOINT-STOCK COMPANY TO DISCLOSE INFORMATION"

1. General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia, 191186*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html*

2. Contents of the notification
2.1. Address of the Internet page where the Joint-Stock Company formerly published information: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html* 2.2. Address of the Internet page used by the Joint-Stock Company to publish information: *http://www.nwtelecom.ru/pubsas/test--64CD161D01304E64B87C34AF0A680F91/index.html* 2.3. Date since which the Joint-Stock Company provides access to the information published on the Internet page at the changed address: *07th March 2007*

3. Signature	
3.1. General Manager ¬ ____________________	V.A. Akulich
3.2. Date: "07" March 2007	Official seal

«NORTH-WEST TELECOM»

Extract from MINUTES OF THE MEETING N 19-01/10 (07)

(meeting in presentia)

Saint-Petersburg 14 May 2007

ATTENDED BY:

Chairman of the Board of Directors:

Kiselev Aleksandr Nikolaevich	-	General Director of the «Svyazinvest» OJSC

Members of the Board of Directors:

Akulich Vladimir Aleksandrovich	-	General Director of the «North-West Telecom» OJSC
Belyaev Konstantin Vladimirovich	-	Deputy Head of Directorate on Asset Management of the "Telecom System" CJSC
Gogol Aleksandr Aleksandrovich	-	Rector of SPb State University of Telecommunications named after Bonch-Bruevich
Ikonnikov Aleksandr Vyacheslavovich	-	Chairman of the Supervisory Board of the Association of Independent Directors
Levkovsky Dmitry Vladimirovich	-	Consultant of the Company "NCH Advisors, Inc"
Mikhailov Oleg Mikhailovich	-	Director of the Department of External Communications of the «Svyazinvest» OJSC
Ragozina Irina Mikhailovna	-	Councillor of General Director of the «Svyazinvest» OJSC
Rodionov Ivan Ivanovich	-	Professor of the Chair of «Economics and Finance of a Company» of the State University «Higher School of Economics»

PARTICIPATED IN WRITING:

Yashin Valery Nikolaevich	-	Head of Directorate on Asset Management of the "Telecom System" CJSC

Altogether, 10 of 11 members of the Board of Directors attended the meeting. There is a quorum for taking resolutions.

Corporate ***Secretary*** - N.G. Bredkov

...

RESOLVED TO:

Recommend the Annual General Meeting of the Shareholders to make amendments and supplements No. 2 to the Provisions on the General Meeting of the Shareholders of the Company.

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Board of Directors A.N.Kiselev

Extract is authentic:
Corporate Secretary N.G.Bredkov

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
OJSC North-West Telecom.
Minutes No. ___ of __________, 2007

Chairperson of the Annual General Meeting of the Shareholders

V.A. Akulich

Changes and Additions No. 2
to the PROVISIONS ON THE GENERAL MEETING OF THE SHAREHOLDERS
of the OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM
(version 04 – 05)

1. Paragraph 3, clause 8.6, Article 8 "PROCEDURE OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS AND VOTING ON THE ISSUES OF THE AGENDA OF THE GENERAL MEETING OF THE SHAREHOLDERS, HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS FOR DISCUSSION OF THE ISSUES OF THE AGENDA AND FOR TAKING DECISIONS ON THE ISSUES PUT FORWARD FOR VOTING)" is amended to read as follows:

"…

by persons (their representatives) participating in the meeting, who have declared their intention to provide extra information in respect of the issues of the agenda. Such declarations shall be sent in writing to the Chairperson of the general meeting of the shareholders prior to the start of considering the respective issue of the meeting's agenda. Indicated in the declaration shall be the **signature,** name of the person, the wording of the issue of the agenda, on which information is provided, the time required for the speech and the number of votes the voting person has at its disposal for the discussed issue of the agenda."

2. Paragraph 1, clause 8.7, Article 8 "PROCEDURE OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS AND VOTING ON THE ISSUES OF THE AGENDA OF THE GENERAL MEETING OF THE SHAREHOLDERS, HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS FOR DISCUSSION OF THE ISSUES OF THE AGENDA AND FOR TAKING DECISIONS ON THE ISSUES PUT FORWARD FOR VOTING)" is amended to read as follows:

"8.7. Each person (representative) taking part in a meeting shall be entitled to apply for explanations in respect of any issue of the meeting's agenda and the information provided thereon, to the Chairperson of the meeting, to members of the meeting's Presidium or to the persons(s) who has (have) provided the information. Such an application shall be sent in writing to the Chairperson of the general meeting of the shareholders before the next issue of the meeting's agenda is considered, with the indication of the **signature,** name of the person taking part in the meeting, the number of votes at the disposal of the person for voting in respect of the discussed issue of the meeting's agenda. …"

3. Clause 8.8, Article 8 "PROCEDURE OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS AND VOTING ON THE ISSUES OF THE AGENDA OF THE GENERAL MEETING OF THE SHAREHOLDERS, HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS FOR DISCUSSION OF THE ISSUES OF THE AGENDA AND FOR TAKING DECISIONS ON THE ISSUES PUT FORWARD FOR VOTING)" is amended to read as follows:

"8.8. The time of speeches with the reports (statements) concerning the issues of the meetings agenda and with explanations in response to the received applications, **including the maximum time,** shall be determined by the Chairperson of the meeting. It shall be noted that:

- no less than 10 minutes and no more than 45 minutes shall be assigned for a report of a speaker appointed by the Chairperson of the meeting;

- at least 5 minutes shall be assigned for a speech of a person (his/her representative) taking part in the meeting with extra information on an issue of the agenda;

- at least 10 minutes shall be assigned for a speech with an explanation in response to a received application.

The Chairperson of the meeting shall not be entitled to comment on a speech or interrupt a speaker, except for situations when the speaker breaks the meeting holding procedure provided for by these Provisions."

3. Clause 8.13 is added to Article 8 "PROCEDURE OF HOLDING THE GENERAL MEETING OF THE SHAREHOLDERS AND VOTING ON THE ISSUES OF THE AGENDA OF THE GENERAL MEETING OF THE SHAREHOLDERS, HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS FOR DISCUSSION OF THE ISSUES OF THE AGENDA AND FOR TAKING DECISIONS ON THE ISSUES PUT FORWARD FOR VOTING)":

"**8.13. The decisions take by the general meeting shall become effective:**

- for the bodies of the Company and the Board of Directors, from the date of the decision;

- for third parties, from the time the minutes are signed."

The number of clause 8.13, Article 8 of the effective Provisions on the General Meeting of the Shareholders is changed for **8.14.**

«NORTH-WEST TELECOM»
Extract from MINUTES OF THE MEETING N 19-01/10 (07)
(meeting in presentia)
Saint-Petersburg 14 May 2007

ATTENDED BY:

Chairman of the Board of Directors:

Kiselev Aleksandr Nikolaevich	-	General Director of the «Svyazinvest» OJSC

Members of the Board of Directors:

Akulich Vladimir Aleksandrovich	-	General Director of the «North-West Telecom» OJSC
Belyaev Konstantin Vladimirovich	-	Deputy Head of Directorate on Asset Management of the "Telecom System" CJSC
Gogol Aleksandr Aleksandrovich	-	Rector of SPb State University of Telecommunications named after Bonch-Bruevich
Ikonnikov Aleksandr Vyacheslavovich	-	Chairman of the Supervisory Board of the Association of Independent Directors
Levkovsky Dmitry Vladimirovich	-	Consultant of the Company "NCH Advisors, Inc"
Mikhailov Oleg Mikhailovich	-	Director of the Department of External Communications of the «Svyazinvest» OJSC
Ragozina Irina Mikhailovna	-	Councillor of General Director of the «Svyazinvest» OJSC
Rodionov Ivan Ivanovich	-	Professor of the Chair of «Economics and Finance of a Company» of the State University «Higher School of Economics»

PARTICIPATED IN WRITING:

Yashin Valery Nikolaevich	-	Head of Directorate on Asset Management of the "Telecom System" CJSC

Altogether, 10 of 11 members of the Board of Directors attended the meeting. There is a quorum for taking resolutions.

Corporate Secretary - N.G. Bredkov

...

RESOLVED TO:

6.1. Recommend to the Annual General Meeting of the Shareholders to make amendments and supplements Nos. 1,2 to the Provisions on the Board of Directors of the Company.

6.2. Recommend to the Annual General Meeting of the Shareholders to approve the Provisions on the Board of Directors of the Company in a new wording taking into account the adopted amendments and supplements.

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Board of Directors A.N.Kiselev

Corporate Secretary N.G.Bredkov

Extract is authentic:

Corporate Secretary N.G.Bredkov

Changes and additions No. 1

1. Sub-clause 3.2.5, clause 3.2, Article 3 "Rights and duties of a member of the Board of Directors, procedure of exercising them" is amended to read as follows:

"3.2.5. initiate meetings of the Board of Directors for resolving urgent matters **as well as to add issues to the agenda of the scheduled meeting;**"

2. Clause 6.5, Article 6 "Meeting of the Board of Directors" is amended to read as follows:

"6.5. Notification of convening the meeting of the Board of Directors shall be sent to each member of the Board of Directors together with the necessary materials at least 14 working days before holding the meeting.

Above time limit can be reduced if it is necessary to urgently resolve any matters provided none of the members of the Board of Directors objects.

If, in accordance with the current legislation, the meeting of the Board of Directors shall be held within a tighter time schedule, the time period for sending a notification together with the necessary materials shall be shortened.

A notification of holding the meeting shall be sent to the members of the Board of Directors in writing or by any other method convenient for them (including mail, telegraph, teletype, telephone, electronic or other telecommunication).

A notification of holding the meeting shall contain the information indicated under sub-clauses 6.4.3.-6.4.8 of the present Provisions as well as an indication to the address, to which the members of the Board of Directors can send their written opinion.

On the initiative of the bodies and persons entitled to demand the convention of the meeting of the Board of Directors, additional issues may be included in the agenda of the convened meeting, provided none of the members of the Board of Directors objects. The proposal to include an additional issue in the agenda of the convened meeting shall be submitted in writing and shall contain the formulation of such issue as well as the information indicated under sub-clauses 6.4.1, 6.4.2, 6.4.6 of the present Provisions.

The bodies and persons on the proposal of which the meeting is convened (the issue is included in the agenda of the meeting) may revoke their proposal in writing at any time prior to counting votes on the proposed issues.

If circumstances arise that make it impossible or difficult to hold a meeting of the Board of Directors in place and (or) in time, of which the members of the Board of Directors have been notified, the meeting with the planned agenda may be held in a different place and (or) at a different time.

All members of the Board of Directors shall be notified on changes in the place and (or) time of the meeting of the Board of Directors, taking into account the time that is normally required for the members of the Board of Directors to arrive at the meeting. A notification of the said changes shall be sent to the members of the Board of Directors in any form guaranteeing that a member of the Board of Directors will receive the notification at his place of business or at the address to which he is receiving his mail.

All members of the Board of Directors shall be notified on changes in the agenda in the same manner as provided for notification of the meeting.

Without preliminary circulation of notifications on the date of the General Meeting of the Shareholders, at which the Board of Directors is elected, the first (organizational) meeting of the Board of Directors shall be held (if the resolution on election of members of the Board of Directors as well as the voting results on it were announced at the General Meeting of the Shareholders, in the course of which the voting was held)."

3. Clause 6.8, Article 6 "Meeting of the Board of Directors" is amended to read as follows:

"6.8. If the meeting is held in the form of joint presence, the Chairperson shall read out the written opinion of the member of the Board of Directors not attending the meeting of the Board of Directors before starting the voting on the agenda item on which this opinion was presented.

Should the received written opinion (of the member of the Board of Directors not attending the meeting of the Board of Directors held in the form of joint presence as well as in case of correspondence voting) contain a proposal on the draft resolution differing from that initially put to the vote, each member of the Board of Directors shall, before drawing-up the minutes, express his opinion in the form of voting on such draft resolution."

4. Clause 6.11, Article 6 "Meeting of the Board of Directors" is amended to read as follows:

"6.11. Minutes of a meeting of the Board of Directors shall be kept.

Minutes of the meeting of the Board of Directors shall be made up within 3 days after holding it in the form of joint attendance (the date when the acceptance of written opinions in case of correspondence voting is over).

The following information shall be given in the minutes of the meeting:

• its venue and date of holding in the form of joint presence, or, in case of absentee voting, the place of drawing-up the minutes and closing date for receiving written opinions of members of the Board of Directors;

• persons attending the meeting (in case of holding it in the form of joint presence);

• persons who have presented written opinions on matters of the agenda items;

• agenda of the meeting;

• draft decisions on agenda matters, matters put to the vote and voting results on them;

• matters put to the vote and voting results on them;

• special opinions expressed by members of the Board of Directors (if requested by a member of the Board of Directors in accordance with clause 3.1.3 of these Provisions);

The minutes of the meeting of the Board of Directors shall be signed by the person taking chair at the meeting and the Company's Corporate Secretary.

Copies of the signed Minutes shall be sent to all members of the Board of Directors within 3 days after signing."

Changes and additions No. 2

1. Sub-clauses 3.1.1 and 3.1.2, clause 3.1, Article 3 "Rights and duties of a member of the Board of Directors, procedure of exercising them" are amended to read as follows:

"3.1.1. **submit written requests to the Company for information (documents) of the Company, both those available to the public and those recognized by the Company as insider information, according to the procedure established by internal documents of the Company;**

3.1.2. **receive a compensation of expenses related to execution of functions of a member of the Board of Directors of the Company as provided by the present Provisions;**

Receive remuneration for the execution of functions of a member of the Board of Directors of the Company as provided by the present Provisions, if not prohibited by effective Russian legislation from participating for a remuneration in the operation of the management body of a commercial organization, or execute functions of a member of the Board of Directors of the Company without remuneration;"

2. Add sub-clauses 3.2.12 - 3.2.14, clause 3.2, Article 3 "Rights and duties of a member of the Board of Directors, procedure of exercising them":

"3.2.12. notify the Company in writing that the prohibition of his paid participation in the operation of the management body of a commercial organization under effective Russian legislation was imposed (lifted);

3.2.13. notify the Company in writing of its intention to execute functions of a member of the Board of Directors of the Company without remuneration;

3.2.14. observe the internal documents of the Company approved by the General Meeting of Shareholders of the Company."

3. Clause 3.4, Article 3 "Rights and duties of a member of the Board of Directors, procedure of exercising them" is amended to read as follows:

"3.4. On the **written** request of a member of the Board of Directors the Company shall ensure for him access to the information (documents) provided for under clause 3.1.1 of the present Provisions.

The requested information and documents shall be presented for familiarization to a member of the Board of Directors within five days after filing the corresponding request, **unless a different period is provided for by the internal documents of the Company determining the method of providing such information (documents).**

The Company shall, on request of a member of the Board of Directors, present to him the copies of documents necessary for him."

4. Clause 6.3, Article 6 "Meeting of the Board of Directors" is amended to read as follows:

"6.3. A meeting of the Board of Directors shall be convened by the Chairperson of the Board of Directors on his own initiative, on request of a member of the Board of Directors, Auditing Committee, Company Auditor, one-person or collective executive body of the Company, as well as on request of the shareholder(s) jointly owning at least 5 percent of the Company's voting shares.

The agenda of the convened meeting shall be determined by the Chairperson of the Board of Directors, taking into consideration the approved work plan of the Board of Directors and requests received from the persons mentioned in the first paragraph of this clause."

5. Clause 6.5, Article 6 "Meeting of the Board of Directors" is amended to read as follows:

"6.5. Notification of convening the meeting of the Board of Directors shall be sent to each member of the Board of Directors together with the necessary materials at least 14 working days before holding the meeting.

Above time limit can be reduced if it is necessary to urgently resolve any matters provided none of the members of the Board of Directors objects.

If, in accordance with the current legislation, the meeting of the Board of Directors shall be held within a tighter time schedule, the time period for sending a notification together with the necessary materials shall be shortened.

A notification of holding the meeting shall be sent to the members of the Board of Directors in writing or by any other method convenient for them (including mail, telegraph, teletype, telephone, electronic or other telecommunication).

A notification of holding the meeting shall contain the information indicated under sub-clauses 6.4.3.-6.4.8 of the present Provisions as well as an indication to the address, to which the members of the Board of Directors can send their written opinion.

On the initiative of the bodies and persons entitled to demand the convention of the meeting of the Board of Directors, additional issues may be included in the agenda of the convened meeting, provided none of the members of the Board of Directors objects. The proposal to include an additional issue in the agenda of the convened meeting shall be submitted in writing and shall contain the formulation of such issue as well as the information indicated under sub-clauses 6.4.1, 6.4.2, 6.4.6 of the present Provisions.

The bodies and persons on the proposal of which the meeting is convened (the issue is included in the agenda of the meeting) may revoke their proposal in writing at any time prior to counting votes on the proposed issues.

If circumstances arise that make it impossible or difficult to hold a meeting of the Board of Directors in place and (or) in time, of which the members of the Board of Directors have been notified, the meeting with the planned agenda may be held in a different place and (or) at a different time.

All members of the Board of Directors shall be notified on changes in the place and (or) time of the meeting of the Board of Directors, taking into account the time that is normally required for the members of the Board of Directors to arrive at the meeting. A notification of the said changes shall be sent to the members of the Board of Directors in any form guaranteeing that a member of the Board of Directors will receive the notification at his place of business or at the address to which he is receiving his mail.

All members of the Board of Directors shall be notified on changes in the agenda in the same manner as provided for notification of the meeting.

Without preliminary circulation of notifications on the date of the General Meeting of the Shareholders, at which the Board of Directors is elected, the first (organizational) meeting of the Board of Directors shall be held, **convened by the chairperson of the General Meeting of the Shareholders** (if the resolution on election of members of the Board of Directors as well as the voting results on it were announced at the General Meeting of the Shareholders, in the course of which the voting was held)."

6. Clause 6.8, Article 6 "Meeting of the Board of Directors" is amended to read as follows:

"6.8. If the meeting is held in the form of joint presence, the Chairperson shall read out the written opinion of the member of the Board of Directors not attending the meeting of the Board of Directors before starting the voting on the agenda item on which this opinion was presented.

Should the received written opinion (of the member of the Board of Directors not attending the meeting of the Board of Directors held in the form of joint presence as well as in case of correspondence voting) contain a proposal on the draft resolution differing from that initially put to the vote, each member of the Board of Directors shall, before drawing-up the minutes, express his opinion in the form of voting on such draft resolution."

7. Paragraph 11, clause 6.11, Article 6 "Meeting of the Board of Directors" is amended to read as follows:

"... If a written opinion of a member of the Board of Directors is taken into account when determining the quorum and voting results on the agenda items, the written opinions on matters related to the agenda items received from the members of the Board of Directors shall be attached as supplements to the minutes. **The decision to attach other meeting materials to the minutes shall be made by the chairperson of the meeting.** ..."

8. Clause 6.13 is added to Article 6 "Meeting of the Board of Directors":

"6.13. The decisions of the Board of Directors come into effect:

- for the bodies of the Company and the Board of Directors, from the date of the decision;

- for third parties, from the time the minutes are signed."

9. Clauses 7.1 – 7.5, Article 7 "Remuneration to members of the Board of Directors and compensation for expenses related to execution of their duties" are amended to read as follows:

"7.1. **The Company shall bear expenses relating to the activity of the Board of Directors, including compensation to members of the Board of Directors for all documented expenses related to execution of their functions.**

A member of the Board of Directors executing his functions for the remuneration shall be entitled to and paid remuneration for the execution of his functions as well as the extra pay under clause 7.9 of this Article.

7.2. The remuneration of a member of the Board of Directors shall comprise quarterly and annual remuneration.

7.3. The quarterly remuneration to a member of the Board of Directors shall be 200,000 roubles.

The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.

The quarterly remuneration of a member of the Board of Directors shall be reduced by:

30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;

100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.

If the personal composition of the Board of Directors and/or conditions of execution of functions by a member of the Board of Directors (for / without remuneration) changed during the quarter, the remuneration shall be calculated and paid proportionately to the time during which the member of the Board of Directors executed his functions for remuneration.

7.4. The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):

- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;

- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.

The annual remuneration of a member of the Board of Directors shall be determined as the amount calculated in accordance with paragraphs 1-3 of this clause, divided by the number of persons elected to the Board of Directors.

If the personal composition of the Board of Directors and/or conditions of execution of functions by a member of the Board of Directors (for / without remuneration) changed during the period after the election of the Board of Directors by the Annual General Meeting of Shareholders and before the next Annual General Meeting of Shareholders, the remuneration shall be calculated and paid proportionately to the time during which the member of the Board of Directors executed his functions for remuneration.

The annual remuneration of a member of the Board of Directors **determined in accordance with the fourth and fifth paragraphs of this clause** shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.

7.5. The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the **Annual** General Meeting of the Shareholders **and shall be applied for determining the remuneration of persons executing the functions of members of the Board of Directors until the next Annual General Meeting of the Shareholders.**"

«NORTH-WEST TELECOM»
Extract from MINUTES OF THE MEETING N 19-01/10 (07)
(meeting in presentia)
Saint-Petersburg 14 May 2007

ATTENDED BY:

Chairman of the Board of Directors:

Kiselev Aleksandr Nikolaevich	- General Director of the «Svyazinvest» OJSC

Members of the Board of Directors:

Akulich Vladimir Aleksandrovich	- General Director of the «North-West Telecom» OJSC
Belyaev Konstantin Vladimirovich	- Deputy Head of Directorate on Asset Management of the "Telecom System" CJSC
Gogol Aleksandr Aleksandrovich	- Rector of SPb State University of Telecommunications named after Bonch-Bruevich
Ikonnikov Aleksandr Vyacheslavovich	- Chairman of the Supervisory Board of the Association of Independent Directors
Levkovsky Dmitry Vladimirovich	- Consultant of the Company "NCH Advisors, Inc"
Mikhailov Oleg Mikhailovich	- Director of the Department of External Communications of the «Svyazinvest» OJSC
Ragozina Irina Mikhailovna	- Councillor of General Director of the «Svyazinvest» OJSC
Rodionov Ivan Ivanovich	- Professor of the Chair of «Economics and Finance of a Company» of the State University «Higher School of Economics»

PARTICIPATED IN WRITING:

Yashin Valery Nikolaevich	- Head of Directorate on Asset Management of the "Telecom System" CJSC

Altogether, 10 of 11 members of the Board of Directors attended the meeting. There is a quorum for taking resolutions.

Corporate Secretary - N.G. Bredkov

RESOLVED TO:

5.1. Submit for consideration by the Annual General Meeting of the Shareholders making of amendments and supplements Nos. 1-7 to the Articles of Association of the Company.

RESOLUTION WAS TAKEN UNANIMOUSLY

5.2. Submit for consideration by the Annual General Meeting of the Shareholders making of amendments and supplements No. 8 to the Articles of Association of the Company:
«Give sub-clause 19 of clause 13.4. of Article 13 «Board of Directors of the Company» in the following wording: 19) preliminary approval of a transaction or several interrelated transactions connected with acquisition, alienation or possibility of alienating by the Company directly or

indirectly the property, the cost of which ranges from 1 to 25 percent of book value of the assets of the Company determined from its accounting data as of the last reporting date, except for the transactions related to placement of ordinary shares of the company by subscription (realization) and transactions related with placement of issued securities converted into ordinary shares of the Company».

RESOLUTION WAS TAKEN BY THE MAJORITY OF VOTES

5.3. Submit for consideration by the Annual General Meeting of the Shareholders the approval of the Articles of Association of the Company in a new wording taking into account the approved amendments and supplements.

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Board of Directors — A.N.Kiselev
Corporate Secretary — N.G.Bredkov

Extract is authentic:
Corporate Secretary — N.G.Bredkov

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes No. of 2007

Chairperson of the General Meeting of the Shareholders

_________________ V.A. Akulich

CHARTER (ARTICLES OF ASSOCIATION)

of the Open Joint-Stock Company
North-West Telecom
(Version 05 - 07)

St.Petersburg
2007

Article 1.

General

1.1. The "North-West Telecom" Open Joint Stock Company (hereinafter referred to as "the Company"), previously named "Petersburg Telephone Network" Open Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 28.11.2001, Minutes No. 1), also known as "Petersburg Telephone Network" Open-Type Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 18.04.96, Minutes No. 1, to bring the name into line with the RF Civil Code and the Federal Law on Joint-Stock Companies) was established by the City Assets Management Committee of the Mayor's Office of St. Petersburg – Territorial Agency of the State Committee of Public Properties of the Russian Federation in its Resolution of February 10th, 1993.

The Company has been founded as a result of re-organization of the state communication and information engineering enterprise "The Leningrad City Telephone Network" Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies" and other legislative acts of the Russian Federation.

In accordance with the privatization plan approved by the Chairman of the City Assets Management Committee of the Mayor's Office of Saint Petersburg of 10th February 1993 the Company is a legal successor of all the rights and obligations of the public communications and information company "Leningrad City Telephone Network Awarded the Order of Red Banner of Labour" in respect of all the obligations concerning all its creditors and debtors.

1.2. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated 03 April 2000, the Company was reorganized by affiliating the St. Petersburg Long-Distance and International Telephone Open Joint Stock Company (OJSC "SPb LDIT") and St. Petersburg Telegraph Open Joint Stock Company" (OJSC "SPT").

In compliance with the:

- the statement of transfer approved by the General Meeting of the Shareholders of the OJSC "St. Petersburg Long-Distance and International Telephone" of 31st March 2000, Minutes No.1/2000,

- the statement of transfer approved by the General Meeting of the Shareholders of the OJSC "St.Petersburg Telegraph" of 30th March 2000, Minutes No.1-00,

The Company is the assignee of all rights and duties of OJSC St. Petersburg Long-Distance International Telephone and OJSC St. Petersburg Telegraph in respect of all liabilities relative to all their creditors and debtors.

1.3. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated November 28, 2001, the Company was reorganized by affiliating Open Joint Stock Company Artelecom of Arkhangelsk Oblast (OJSC "Artelecom"), Open Joint Stock Company Elektrosvyaz of Vologda Oblast (OJSC Elektrosvyaz of Vologda Oblast), Open Joint Stock Company Elektrosvyaz of Kaliningrad Oblast (OJSC Elektrosvyaz of Kaliningrad Oblast), Open Joint Stock Company Elektrosvyaz of Republic of Karelia (OJSC Elektrosvyaz of Republic of Karelia), Open Joint Stock Company MurmanElektrosvyaz (OJSC MurmanElektrosvyaz), Open Joint Stock Company Novgorodtelecom (OJSC Novgorodtelecom), Open Joint Stock Company Elektrosvyaz of Pskov Oblast (OJSC PskovElektrosvyaz), and CherepovetsElektrosvyaz Open Joint Stock Company (OJSC CherepovetsElektrosvyaz).

In compliance with the:

- the statement of transfer dated 22nd November 2001, approved by the General Meeting of the Shareholders of OJSC Artelecom of 22nd November 2001, Minutes No.8,

- the statement of transfer dated 21st November 2001, approved by the General Meeting of the Shareholders of the OJSC Elektrosvyaz of Vologda Oblast dated 21st November 2001, Minutes No.8,

- statement of transfer dated 23rd November 2001, approved by the General Meeting of the Shareholders of the OJSC Elektrosvyaz of Kaliningrad Oblast dated 23rd November 2001, Minutes No.1,

- statement of transfer dated 26 November 2001, approved by the General Meeting of the Shareholders of the OJSC Elektrosvyaz of the Republic of Karelia dated 26 November 2001, Minutes No.10,

Shareholders of the OJSC MurmanElektrosvyaz dated 19 November 2001, Minutes No.8,

- statement of transfer dated 21 November 2001, approved by the General Meeting of the Shareholders of the OJSC Novgorodtelecom dated 21 November 2001, Minutes No.8,

- statement of transfer dated 22 November 2001, approved by the General Meeting of the Shareholders of the OJSC PskovElektrosvyaz of 22 November 2001, Minutes No.2,

- statement of transfer dated 20 November 2001, approved by the General Meeting of the Shareholders of the OJSC ChrepovetsElektrosvyaz dated 20 November 2001, Minutes No.2,

the Company is the legal successor of all the rights and obligations of the OJSC Artelecom, OJSC Elektrosvyaz of Vologda Oblast, OJSC Elektrosvyaz of Kaliningrad Oblast, OJSC Elektrosvyaz of the Republic of Karelia, OJSC MurmanElektrosvyaz, OJSC Novgorodtelecom, OJSC PskovElektrosvyaz, OJSC ChrepovetsElektrosvyaz under all the liabilities in respect of all their creditors and debtors.

1.4. On the basis of the resolution of the extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "North-West Telecom" dated 15th April 2004 the Company was re-organized in the form of takeover with the Open Joint-Stock Company "Lensvyaz" (Lensvyaz OJSC), the Open Joint-Stock Company "Svyaz" of the Komi Republic (Svyaz OJSC of Komi).

In compliance with the:

– statement of transfer of 10th March 2004 approved by the general meeting of the shareholders of OJSC Lensvyaz of 14th April 2004, Minutes No.1, and

– statement of transfer of 12th April 2004 approved by the general meeting of the shareholders of OJSC Svyaz of Komi of 12th April 2004, Minutes No.13,

The Company is the assignee of all rights and obligations of OJSC Lensvyaz and OJSC Svyaz of Komi in respect of all obligations regarding all their creditors and debtors.

Termination of the activity of the OJSC "St. Petersburg Long-Distance and International Telephone" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228239 of 28 December 2000 as a result of its reorganization in the form of affiliation with the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "St.Petersburg Telegraph" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228240 of 28 December 2000 as a result of its reorganization in the form of affiliation with the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "Artelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Arhkangelsk of 31 October 2002 under the state registration No.2022900516747 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Elektrosvyaz of Vologda Oblast was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Vologda on 31 October 2002. under the state registration No.2023500885384 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Elektrosvyaz of Kaliningrad Oblast was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for Leningrad District of the City of Kaliningrad on 31 October 2002 under the state registration No.2023900996601 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Elektrosvyaz of the Republic of Karelia was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Petrozavodsk of the Republic of Karelia on 31 October 2002 under the state registration No. 2021000523652 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "MurmanElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Murmansk of Murmansk Oblast on 31 October 2002 under the state registration No.2025100850784 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Novgorodtelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Veliky Novgorod on 31

October 2002 under the state registration No.2025300789050 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "PskovElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Pskov of Pskov Oblast on 31 October 2002 under the state registration No.2026000965308 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "ChrepovetsElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Cherepovets of Volodga Oblast on 31 October 2002 under the state registration No.2023541236079 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Lensvyaz" was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000393 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Svyaz" of the Komi Republic was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000382 as a result of its reorganization in the form of affiliation with OJSC "North-West Telecom".

Article 2.
Name and Place of Business of the Company

2.1. Full official name of the Company in Russian:
открытое акционерное общество «Северо-Западный Телеком».

2.2. Abbreviated official name of the Company in Russian:
ОАО «СЗТ».

2.3. Full official name of the Company in English:
OJSC North-West Telecom

2.4. Abbreviated official name of the Company in English:
OJSC N. W. Telecom.

2.5. Location of the Company: 14/26, ul. Gorokhovaya, St. Petersburg, 194191, Russia

2.6. Postal address of the Company: 14/26, ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186. Telephone (812) 315 47 06; Fax (812) **710 62 77**.

Amendment No. 1

(old version: Postal address of the Company: 14/26, ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186. Telephone (812) 315 47 06; Fax (812) 110 62 77.)

Article 3.
Legal Status of the Company

3.1. By its type, the Company is an open joint stock company. The Company was established for an unlimited period of activity.

The legal status of the Company, the procedures of its activity, restructuring and winding-up as well as the rights and duties of the Company's shareholders shall be determined by the Civil Code of the Russian Federation, the Federal Law on Joint-Stock Companies, other Federal laws and other legal acts of the Russian Federation approved by the relevant public bodies within their authority as well as by the present Articles of Association.

In case of subsequent changes in provisions of the current legislation of the Russian Federation the present Articles of Association shall be applied in the part that does not contradict the binding laws.

On issues that are not reflected in the present Articles of Association, the Company shall be guided by the current legislation of the Russian Federation as well as other legal acts adopted within the authority of the relevant state bodies.

3.2. The Company is a legal entity and owns a separate property recorded on its independent inventory. The Company may acquire and exercise vested interests and personal intangible rights, perform duties, and be a plaintiff or a defendant in court on its own behalf.

The Company shall have a round seal bearing its full corporate name in Russian and an indication to its place of business as well as other seals bearing officially approved lettering, stamps, and corporate letterhead forms with the Company's name, its own logo, trademark registered according to the official procedure and other instruments of visual identification.

The Company's branches and other structural divisions may have a round seal bearing the full names of the Company and the respective branch/structural division in Russian, and an indication to the place of registration of the Company, as well as other seals bearing lettering approved according to the appropriate procedure, and necessary stamps and forms designed in a uniform corporate style. Information on round seals so provided shall be contained in the Provisions on appropriate branches and divisions.

The Company may, according to the legally established procedure, open bank accounts in and outside the Russian Federation.

3.3. The Company shall be held liable for its commitments to the extent of the value of property owned by it, which may be seized for recovery purposes under the laws of the Russian Federation. The shareholders shall not be held liable for the Company's commitments, and shall take the risk of losses related to its activities to the extent of the value of shares owned by them. Any shareholders who have not paid up their shares in full shall be jointly liable for the Company's commitments to the extent of the outstanding part of the value of shares owned by them.

3.4. The Company shall not be held liable for liabilities of the state and its bodies, or of its own shareholders. Equally, the state and its bodies and shareholders shall not be held liable for liabilities of the Company.

3.5. With a view to implementing the state, social, economic and tax policy the Company shall bear responsibility for the integrity of documents (managerial, financial and economic, on personnel etc.), ensure the transfer for state custody of the documents having scientific and historical value, keep and use the documents on personnel, as well as personal information on the Company's employees, in accordance with the established procedure.

3.6. The Company shall ensure preservation of the information constituting a state secret in case of a change in the Company's functions, its form of ownership, reorganization, winding-up or termination of operations using such information.

Access of the shareholders, members of the Company's managing bodies to the information constituting a state secret shall be effected in accordance with the current legislation.

Article 4.
Purpose and activities of the Company

4.1. The main goal of the Company is earning profit.

4.2. The basic areas of the Company's business are:

4.2.1. local and intra-zone telephone communication services;

4.2.2. settlements with users for long-distance and international communication services on the basis of contracts on behalf and for the account of communication operator providing long-distance and international communication services;

4.2.3. provision of connections via the Licensee's mobile radio communication network in the range of 450 MHz for the reception (transmission) of voice and non-voice information with continuous communication in the service provision irrespective of subscriber's location, among other things, when he/she/it is in motion;

4.2.4. - provision of mobile radio telephone communication services in public communication networks (trunking);

4.2.5. - provision of mobile radio telephone communication services in public communication networks (of ALTAY type);

4.2.6. Services of mobile radio communication in public communication networks;

4.2.7. rendering communication services related to providing communication channels, ensuring that a subscriber and/or a user is provided with the technical opportunity of transferring data via channels and routes in analog and digital transmission systems of cable, aerial, radio relay and satellite communication lines;

4.2.8. telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);

4.2.9. data transmission services;

4.2.10. telephone communication services using technical facilities of an intelligent communication network;

4.2.11. telegraph communication services (including the "Telegram" service and the AT/Telex network services);

4.2.12. services of TV and sound programmes delivery via a cable TV network.

4.2.13. services of sound programmes broadcasting over the wired radio network;

4.2.14. TV broadcasting services using transmitting facilities;

4.2.15. broadcasting services using transmitting facilities;

4.2.16. local telephone communication services using radio access equipment;

4.2.17. carrying out work related to the use of data considered a state secret;

4.2.18. measures and/or services in the field of state secrets protection;

4.2.19. measures and/or services in the field of state secrets protection related to cryptographic device functioning;

4.2.20. measures and/or services in the field of state secrets protection related to engineering protection of information;

4.2.21. provision of cryptooperation services in respect of information not constituting a state secret;

4.2.22. maintenance of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.23. distribution of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.24. measures in the field of commercial secrets protection.

4.2.25. design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;

4.2.26. expert assessment of front-end and design documents;

4.2.27. building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);

4.2.28. general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;

4.2.29. installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;

4.2.30. functions of general contractor and principal/developer; process and construction engineering;

4.2.31. construction, major repair, rebuilding, expansion, and updating of communication facilities;

4.2.32. construction, major repair, rebuilding, expansion, and updating of civil buildings;

4.2.33. geodetic survey and mapping;

4.2.34. maintenance, repair, and sale of metering and cash register machines;

4.2.35. maintenance, repair, and sale of communication facilities;

4.2.36. installation, repair, and maintenance of security alarms;

4.2.37. recovery of networks and communication facilities after failures and damage;

4.2.38. priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;

4.2.39. actions to provide communication services in emergency situations;

4.2.40. implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;

4.2.41. leasing out property;

4.2.42. gas facilities operation;

4.2.43. organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;

4.2.44. testing, in particular for certification purposes. Metrology services:

4.2.45. design, development, and implementation of advanced technologies;

4.2.46. production and sales of components and spare parts for various systems, mechanisms and devices;

4.2.47. design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;

4.2.48. production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;

4.2.49. procurement, processing and sale of wood, production of joinery and furniture;

4.2.50. design and development of software and dataware for automated systems of various applications;

4.2.51. production, processing, and sale of animal and vegetal products;

4.2.52. production and sale of consumer goods;

4.2.53. purchasing and intermediary trade business;

4.2.54. participation in establishment of stock, commodity, and other exchanges, and trading houses;

4.2.55. professional training and education of employees in and outside the RF;

4.2.56. creating a network of company shops in RF and abroad.

4.2.57. providing services in the field of:

management of leisure, hotel, and medical services;

cargo and passenger carriages by motor road, railway, by water and by other modes of transport;

consulting, marketing and engineering;

information business in compliance with active laws;

production of advertising facilities; advertising services;

4.2.58. sale and acquisition of patents, inventions and know-how's according to the procedure established by the law;

4.2.59. organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

4.2.60. organization of cultural exchanges without currency payments.

4.3. Having the general legal capacity, the Company shall have civil rights and perform civil duties necessary to implement any kind of activity that is not prohibited by the federal laws.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

Article 5.

Branches and Representative Offices of the Company

5.1. The Company may establish its branches and open its representative offices both in and outside of the Russian Federation according to the officially established procedure. Such branches and offices shall not be considered as legal entities.

5.2. The Company has the following branches:

5.2.1. The Open Joint-Stock Company "North-West Telecom", Arkhangelsk branch, located at the address:

45, Troitsky prospekt, Arkhangelsk, Archangelsk oblast, **163000,** Russia;

Amendment No. 1

(old version: The Open Joint-Stock Company "North-West Telecom", Arkhangelsk branch, located at the address:

45, Troitsky prospekt, Arkhangelsk, Archangelsk oblast, 163061, Russia;)

5.2.2. The Open Joint-Stock Company "North-West Telecom", Vologda branch, located at the address:

4, Sovetsky prospekt, Vologda, Vologda Oblast, Russia, 160000;

5.2.3. The Open Joint-Stock Company "North-West Telecom", Kaliningrad branch, located at the address:

24, ul. Bolnichnaya, Kaliningrad, Kaliningrad oblast, Russia, 236006;

Amendment № 1

(old version: The Open Joint-Stock Company "North-West Telecom", Kaliningrad branch, located at the address:

24, ul. Bolnichnaya, Kaliningrad, Kaliningrad oblast, Russia, 236040:)

5.2.4. The Open Joint-Stock Company "North-West Telecom", Karelia branch, located at the address:
4, ul. M. Gorkogo, Petrozavodsk, the Republic of Karelia, Russia, **185035**;
(Amendments were introduced by the Decision of the Board of Directors of OJSC N.W.Telecom, Minutes No.19-01/25(06) dated 05.09.2006)

5.2.5. The Open Joint-Stock Company "North-West Telecom", Komi branch, located at the address:
60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981;

5.2.6. The Open Joint-Stock Company "North-West Telecom", Leningrad Oblast branch, located at the address:
15, ul. Pochtamtskaya, St. Petersburg, 190000, Russia;

5.2.7. The Open Joint-Stock Company "North-West Telecom", Murmansk branch, located at the address:
82-a, Lenina pr., Murmansk, Murmansk Oblast, 183038, Russia;

5.2.8. The Open Joint-Stock Company "North-West Telecom", Novgorod branch, located at the address:
2, ul. Lyudogoshcha, Veliky Novgorod, Novgorod oblast, Russia, 173001;

5.2.9. The Open Joint-Stock Company "North-West Telecom", Petersburg branch, located at the address:
24, ul. Bolshaya Morskaya, St. Petersburg, 191186, Russia;

5.2.10. The Open Joint-Stock Company "North-West Telecom," Pskov branch, located at the address:
17, ul. Lenina, Pskov, Pskov Oblast, Russia, 180000
(Amendments were introduced by the Decision of the Board of Directors of OJSC N.W.Telecom, Minutes No.19-01/25(06) dated 05.09.2006)

5.3. The subsidiaries and representative offices of the Company shall act in compliance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall take decisions on establishing branches and opening representative offices, and on their winding-up.

Heads of branches and representative offices shall be nominated and dismissed by the General Manager by preliminary agreement with the Board of Directors of the Company and shall act on behalf of the Company on the basis of a power of attorney.

By resolution of the Managing Board a collective executive body of a branch can be set up organizing the execution of decisions of the Company's bodies and acting on the basis of the Provisions approved by the Managing Board of the Company.

Article 6.
Authorized Capital of the Company. Floated and Stated Shares

6.1. The Authorized Capital of the Company is 1,131,414,770 (one billion one hundred thirty one million four hundred fourteen thousand seven hundred seventy) roubles.

6.2. The Authorized Capital of the Company shall consist of the nominal value of the shares issued in a non-documentary form and purchased by the Company's shareholders, including:

6.2.1. Common registered shares - 881,045,433 (eight hundred eighty one million forty five thousand four hundred thirty three). The face value of each common share is 1 (one) rouble.

6.2.2. Preferred registered shares, type A 250,369,337 (two hundred fifty million three hundred sixty nine thousand three hundred thirty seven). The face value of each preferred type A share is 1 (one) rouble.

6.3. The Company shall be entitled to float 6,098 (six thousand ninety eight) common registered nondocumentary shares (stated shares) in addition to the floated common shares. The face value of each stated common share shall be 1 (one) rouble.

The Company is entitled to float, in addition to the floated preferred shares, type A, 32,486 (thirty two thousand four hundred eighty six) preferred registered non-documentary shares, type A (stated shares). The face value of each stated preferred share, type A, shall be 1 (one) rouble.

6.4. Stated shares provided for under clause 6.3 of the present Articles of Association, in case of their floatation, shall grant all the rights specified by clauses 7, 8 of the Articles of Association for the Company's shares of the relevant category (type).

6.5. The Authorized Capital of the Company may be increased following the procedure provided for by the current legislation of the Russian Federation and the present Articles of Association as follows:

6.5.1. by increasing the share denomination of the Company;

6.5.2. by floating additional shares within the number of the stated shares specified under clause 6.3 of the present Articles of Association.

6.6. Increase of the Authorized Capital of the Company by increasing the nominal value of the shares shall be effected based on a resolution of the General Meeting of the Shareholders of the Company taken by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.7. Increase of the Authorized Capital of the Company by floating additional shares by closed subscription is effected on the basis of a resolution of the General Meeting of the Shareholders of the Company taken by the majority of three quarters of holders of the Company's voting shares attending the Meeting.

6.8. The Authorized Capital of the Company may be increased by floating extra common shares through public subscription in case the number of extra shares floated through public subscription is more than 25 per cent of the common shares earlier floated by the Company, provided there has been a respective decision of the general meeting of the shareholders of the Company, taken by the majority of three quarters of the votes of the shareholders holding voting shares of the Company and taking part in the meeting.

6.9. Increase of the Authorized Capital of the Company by floating additional shares by open subscription, except for the cases specified under clause 6.8 of the present Articles of Association, is effected on the basis of a resolution of the Board of Directors of the Company taken unanimously by all the members of the Board of Directors without taking into account the votes of retired members of the Board of Directors.

6.10. Payment for additional shares floated by subscription can be effected by cash, securities, other objects or property or other rights having a monetary evaluation. Form of payment for additional shares shall be determined by the resolution on their floatation.

6.11. The Authorized Capital of the Company may be reduced by reducing the share denomination or reducing their total quantity, among other things, through buying a part of the shares in the cases provided for by the Federal Law on Joint-Stock Companies.

6.12. A resolution on reducing the Authorized Capital of the Company by reducing the share denomination or by buying a part of the shares for reducing their total number shall be taken by the General Meeting of the Shareholders by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.13. The Company has no right to reduce its Authorized Capital if as a result of such reduction its amount will be less than the 1,000-fold amount of the minimum salary determined by the federal law as of the date of submitting the documents for state registration of the relevant changes to the Company's Articles of Association, and when the Company, in accordance with requirements of the current legislation of the Russian Federation, has to reduce its Authorized Capital – as of the date of the Company's state registration.

6.14. If, upon expiry of the second and each subsequent fiscal year, in accordance with the annual balance sheet proposed for approval by the Company's shareholders, or with audit results, the cost of the Company's net assets appears to be less than its Authorized Capital, the Company shall reduce its Authorized Capital to a value not exceeding the cost of its net assets.

Article 7.
Rights and Duties of Holders of Common Shares of the Company

7.1. Each common share of the Company shall grant its holders equal rights.

7.2. Each shareholder – holder of common stock of the Company has the right to:

7.2.1. participate in the General Meeting of the Shareholders of the Company according to the procedure provided for by the effective legislation of the Russian Federation;

7.2.2. receive dividends according to the procedure provided for by the effective laws of the Russian Federation and the present Articles of Association, when the same are declared by the Company;

7.2.3. receive a part of the Company's property remaining after the winding-up thereof, in proportion to the number of shares held;

7.2.4. have access to documents provided for by Article 89.1 of the Federal Law on Joint-Stock Companies according to the procedure provided for by Article 91 of the said Law, and to obtain their copies for a compensation;

7.2.5. demand that the Company Registrar confirm shareholder's rights to shares by issuing to the shareholder an extract from the Company's Shareholders Register;

7.2.6. obtain from the Company Registrar information on all entries in his bankbook and other information provided for by statutory acts of the Russian Federation regulating the procedure of keeping the Shareholders Register;

7.2.7. alienating shares held by him without consent of other shareholders of the Company thereto;

7.2.8. in the cases provided for by the effective laws of the Russian Federation, defend his/her/its violated civil rights in court, and in particular, claim damages from the Company;

7.2.9. demand that the Company buy in all or part of the shares owned by such Shareholder, in the cases and according to the procedure provided for by the effective laws of the Russian Federation;

7.2.10. sell shares to the Company when the Company decides to buy such shares;

7.2.11. demand from the Company an extract from the list of persons authorized to participate in the General Meeting of the Shareholders containing data on the Shareholder;

7.2.12. Shareholders of the Company shall have pre-emptive right to purchase additional shares and issued convertible bonds that are floated by public subscription, in numbers proportionate to the number of shares of actually owned by them.

7.3. A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' names).

7.4. Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one-person executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.

7.5. **Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the individual shareholders on the list may only be provided by their consent.**

Amendment No.2

(old version: Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.)

7.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

7.7. The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. If, within the time period provided for by the effective laws of the Russian Federation and by these Articles of Association, the Company's Board of Directors does not take a decision on convening an extraordinary General Meeting of the Shareholders or takes on a decision not to convene it, such extraordinary meeting may be convened by the said Shareholder(s).

7.8. Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

7.9. Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

7.10. Holders of common shares of the Company shall have other rights provided for by the effective laws of the Russian Federation and by these Articles of Association.

7.11. Each holder of common shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;
- not disclose confidential information on Company's activities.

7.12. Holders of common shares of the Company shall have other obligations provided for by the effective laws of the Russian Federation and by these Articles of Association.

Article 8.

Rights and Duties of Holders of Type A Preferred Shares

8.1. Each Type A preferred share of the Company shall grant its holder equal rights.

8.2. Holders of Type A preferred shares shall be entitled to an annual fixed dividend, unless otherwise provided for by these Articles of Association. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's Authorized Capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

8.3. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Articles of Association in the case such amendments restrict the rights of the said shareholders.

8.4. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the moment of the first payment of dividend on such shares in full.

8.5. Holders of Type A preferred shares shall have the rights provided for under clauses 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11 and 7.2.12 of these Articles of Association for holders of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

8.6. Holders of Type A preferred shares shall have the rights provided for under clauses 7.3, 7.6, 7.7, 7.8, and 7.9 of these Articles of Association in cases when Type A preferred shares have the right to vote in respect of any item within the terms of reference of the General Meeting of the Shareholders.

8.7. The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

8.8. The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

8.9. Holders of Type A preferred shares shall have other rights provided for by the effective laws of the Russian Federation, other statutory acts of the Russian Federation, and by these Articles of Association.

8.10. Each holder of Type A preferred shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;

not disclose confidential information on Company's activities.

8.11. Holders of preferred shares of the Company shall have other obligations provided for by the effective laws of the Russian Federation and by these Articles of Association.

Article 9.

Funds of the Company

9.1. The Company shall form a Reserve Fund to the amount of 5 percent of the Authorized Capital of the Company.

The Reserve Fund of the Company shall be formed by mandatory annual deductions of at least five percent of the Company's net profit until the Fund reaches the amount determined under the present clause.

The Reserve Fund is intended for covering the Company's losses, and for redemption of the bonds of the Company and buying in its shares, where no other resources are available.

The reserve shall not be used for other purposes.

9.2. The Company may, by a resolution passed by the General Meeting of the Shareholders in relation to the matter provided for by sub-clause 13, clause 12.2 of these Articles of Association, establish other funds, and in particular, an Equity Participation Fund for the Company's personnel.

The resources of the Equity Participation Fund shall be expended solely for buying in the Company's shares sold by the Company's Shareholders, for subsequent floatation of such shares with the said personnel.

When shares purchased at the expense of the Equity Participation Fund for the Company's personnel are sold to the Company's employees, the proceeds from such sale shall be allotted for setting-up the said Fund.

The procedure of forming and spending of the Fund's assets, and the purpose of the Fund shall be defined by the Provision on the Equity Participation Fund to be approved by the Company's Board of Directors.

Article 10.

Dividends of the Company

10.1. **The Company may, decide on (declare) the payment of dividend under the floated shares based on the results of the first quarter, half, the nine months of the fiscal year and (or) the results of the fiscal year. The decision on payment (statement) of dividend on the basis of the results of the 1st quarter, the half and the nine months of the fiscal year may be taken within three months upon expiry of the respective period.**

Dividend shall be paid out of the Company's profit after taxes (Company's net profit). Company's net profit shall be determined based on the data of the Company's accounts and reports. Dividends on certain types of preferred shares may also be paid out of the Company's special funds previously built for such purposes.

In case of restructuring of the Company in the form of a takeover of other companies, the net profit of the Company shall be assessed by adding its net profit (loss) and the net profits (losses) of the merged companies calculated in compliance with regulations on accounting in the Profit and Loss Statement of such merged companies as of the latest report date (date of restructuring).

The decision on dividend payment, amount of the dividend, the form of its payment under shares of each category (type) shall be taken by General Meeting of the Shareholders. The amount of dividend shall not exceed the value recommended by the Company's Board of Directors.

The list of persons entitled to getting a dividend shall be made up as of the date of making up the list of persons entitled to participation in the general meeting of the shareholders at which the decision on payment of the appropriate dividend is taken. For the purpose of making up the list of parties entitled to getting a dividend, the nominal share holder shall provide data on the parties, in the interest of which he/she/it holds shares.

Amendment No.3

(old version: The Company may, once in a year, decide on (declare) the payment of dividend under the floated shares.

Dividend shall be paid out of the Company's net profit stated in the Profit and Loss Report of the Company for the year's results. Dividend under preferred shares may be paid out of the Company's funds specially allotted for this purpose.

The decision on payment of annual dividend, amount of the annual dividend, the form of its payment under shares of each category (type) shall be taken by General Meeting of the Shareholders. The amount of annual dividend shall not exceed the value recommended by the Company's Board of Directors.

For payment the dividend a list of persons entitled to annual dividend shall be drawn up at the Company. The list shall be prepared using the data of the Register as of the date of drawing-up the list of persons authorized to attend the annual General Meeting of the Shareholders.)

10.2. **Dividends on shares of all categories (types) shall be paid out within the time period to be set by the resolution of the General Meeting of the Shareholders to distribute the Company's dividends. Where the General Meeting of the Shareholders does not indicate the date of dividend payment on shares of all categories (types), the dividends on the said shares shall be paid within 60 days after passing the decision to pay the dividends.**

Amendment No.3

(old version: Dividends on shares of all categories (types) shall be paid out within the time period to be set by the resolution of the General Meeting of the Shareholders to distribute the Company's annual dividends. Where the annual General Meeting of the Shareholders does not indicate the date of dividend payment on shares of all categories (types), the dividends on the said shares shall be paid within 60 days after passing the decision to pay the annual dividends.)

10.3. When taking the decision on payment of the dividends, the Company shall be governed by restrictions set by the federal laws.

Article 11.
Register of the Company's Shareholders. Registrar of the Company

11.1. The Company shall ensure keeping and maintaining the Company's Shareholders Register in compliance with requirements of current legislation of the Russian Federation and other statutory acts of the Russian Federation.

11.2. The keeper of the Company's Shareholders Register shall be a specialist registrar exclusively busy with keeping the Shareholders Register and holding a license of an officially established type for such activity

Approval of the Company Registrar and of the terms of the contract therewith, and termination of the contract with the Registrar shall be based on a resolution of the Company's Board of Directors.

11.3. The Company shall not be relieved of the responsibility for maintaining and keeping of the Shareholders Register. Where any improper actions of the Registrar violate the civil rights of a shareholder or a nominee shareholder, such shareholder or nominee shareholder may, according to the procedure provided for by the effective laws of the Russian Federation, apply to a court with a claim that the Company should recover violated civil rights, including damages

11.4. The Company Registrar shall perform the functions of the Returning Board of the Company. As such, the Company Registrar shall verify authorization of, and register the persons attending the General Meeting of the Shareholders, qualify the quorum of the General Meeting of the Shareholders, explain controversial points raised in relation to the exercise by the Shareholders (or their representatives) of their voting rights at the General Meeting, clarify the procedure of voting on items put to the vote, maintain the prescribed procedure of voting and Shareholders' rights to participate in the voting, count the votes and sum up the voting, draft minutes on the voting results, and file the voting tickets in the archive.

When performing the functions of the Returning Board, the Registrar shall be guided by the effective legislation, the Company's Articles of Association (Charter) or other internal documents.

Article 12.
General Meeting of the Shareholders

12.1. The general meeting of the shareholders shall be the supreme management body of the Company.

13.2. The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) introducing amendments and additions to the Articles of Association or approving the Articles of Association of the Company in a new version (except for the cases provided for by the Federal Law On Joint-Stock Companies), when decisions are taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting);

2) re-organization of the Company, when the decision is taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

3) liquidation of the Company, appointing the liquidation committee and approval of the intermediate and final balance sheets, when decisions are taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

4) electing members of the Board of Directors by cumulative voting;

5) early termination of the powers of Members of the Board of Directors, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

6) determining the number, face value and category (type) of stated shares of the Company and the rights granted by such shares, the decisions being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

7) increasing the Company's authorized capital by increasing the face value of shares, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

8) increasing the authorized capital of the Company by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increasing the Company's authorized capital by floating extra shares through closed subscription, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

10) reducing the Company's authorized capital by reducing the face value of shares, through the Company acquiring a part of shares for the purpose of reducing their total number, as well as by retiring shares acquired or redeemed by the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

11) electing the members of the Auditing Committee of the Company and early termination of their powers, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

12) approving the auditor of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares and taking part in the meeting;

13) **approving annual reports, annual accounts of the Company, including profit and loss reports (profit and loss accounts) of the Company, as well as distribution of profit, (including payment (statement) of dividend except for the profit distributed as dividend on the basis of the results of the first quarter, half and the nine months of the fiscal year), and losses of the Company on the basis of the results of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;**

Amendment No.4

(old version: approving annual reports, annual accounts of the Company, including profit and loss reports (profit and loss accounts) of the Company, as well as distribution of profit, including payment (statement) of dividend, and losses of the Company on the basis of the results of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;)

13.1) payment (statement) of dividend on the basis of the results of the 1st quarter, the half and the nine months of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

Amendment No.4

(old version: none)

14) determining the procedure of holding the General Meeting of the Shareholders of the Company, the decision being taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

15) splitting and consolidating shares, the decisions being taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law "On Joint-Stock Companies";

17) taking a decision on approval of big transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is more than 50% of the book value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions performed in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock, the decision being taken by the majority of three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

18) taking a decision on participation in financial and industrial groups, associations and other unions of commercial organizations, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

Amendment No.4

(old version: taking a decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;)

19) approving by-laws regulating the operation of the Company's bodies, the decision being taken by the majority of votes of the shareholders holding the voting shares of the Company and taking part in the meeting;

20) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if the said bonds (or other issued securities) are floated through closed subscription or through public subscription, when in case of public subscription convertible bonds (or other issued securities) may be converted into common shares of the Company, which make more than 25 per cent of the earlier floated common shares, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary General Meeting of the Company's Shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

22) taking a decision on transferring the powers of the one-person executive body of the Company to a managing organization or to a manager, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

23) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

12.3. The General Meeting of the Shareholders may pass resolutions on matters provided in sub-clauses 2, 7, 8 9, 15 – 19, 23, clause 12.2 of these Articles of Association exclusively when presented by the Board of Directors. In these cases, other persons who are empowered, under the applicable laws of the Russian Federation, to put forward proposals for the agenda of an annual or extraordinary general meeting of the shareholders are not entitled to demand that the Board of Directors include the said issues in the agenda of the meeting.

The general meeting of the shareholders is not entitled to consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law On Joint-Stock Companies.

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

12.4. When the General Meeting of the Shareholders resolves matters of revisions of, and amendments to this Articles of Association that restrict the rights of holders of a particular type of the Company's preferred shares, a resolution on such revisions or amendments shall be deemed passed if at least three quarters of votes of holders of the Company's common shares attending the Meeting, and three quarters of holders of holders of the said particular type of shares are for such resolution.

12.5. The Company shall hold an annual General Meeting of the Shareholders once a year.

An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

The annual General Meeting of the Shareholders shall resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and, in particular, payment (declaration) of dividends, and losses of the Company according to the fiscal year results,

other matters within the frame of reference of the General Meeting of the Shareholders.

12.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual general meeting of the shareholders and to propose candidates to the Board of Directors of the Company and to the Auditing Committee of the Company, the number of which may not exceed the number of members of the respective body as established by the Articles of Association. Such proposals must be received by the Company not later than 60 days after the expiry of the fiscal year.

Proposals on nominees for the Board of Directors of the Company and Auditing Committee of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and the following data on nominees:

data on a nominee's date of birth, citizenship, education, and his position as of the moment of proposing,

data on availability of a nominee's consent to be elected to the appropriate body of the Company.

12.7. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

12.8. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

12.9. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Where the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of the Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of the Board of Directors of the Company, shall be held within 70 days after the Board of Directors of the Company takes the resolution on holding it.

12.10. During the preparation of the extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors of the Company on the agenda, any shareholder(s) jointly owning at least two percent of the Company's voting shares, may make nominations to the Board of Directors, the number of which may not exceed the membership of the Board of Directors as defined by these Articles of Association. Such proposals shall be received by the Company at least 30 days before the date of the extraordinary General Meeting of the Shareholders.

Proposals on nominees for the Board of Directors of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and by clause 12.6 of Article 12 of these Articles of Association.

12.11. **The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.**

The date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders shall be scheduled not earlier than the date of resolution on convening of the General Meeting of the Shareholders, not more than 50 days and not less than 35 days before holding it.

The date of drafting the list of persons authorized to attend an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, not more than 65 days before and not later than the date of informing on holding an extraordinary General Meeting of the Shareholders..

Amendment No.4

(old version: The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders shall be scheduled not earlier than the date of resolution on convening of the General Meeting of the Shareholders, not more than 50 days and not less than 45 days before holding it.

The date of drafting the list of persons authorized to attend an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, not more than 65 days before the date of its holding and not later than the date of informing on holding an extraordinary General Meeting of the Shareholders.)

12.12. **The notice on the general meeting of shareholders shall be sent at least 30 days in advance of its date, except for the case when an extraordinary meeting of shareholders is to be held within 40 days from the date of filing of the demand for its convening (or from the date of the resolution on its convening), with the notice on such meeting to be at least 20 days in advance of its date.**

Within the time established, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

Amendment No.4

(old version: A notification on holding a general meeting of the shareholders must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

If the extraordinary general meeting of the shareholders is convoked upon demand of the Company's Auditing Committee, the Company's auditor or the shareholder(s) holding not less than 10 per cent of the Company's voting shares, then the notification on holding a general meeting must be provided not later than 20 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.)

12.13. The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

annual accounting, including the Auditor's opinion and the Auditing Committee's report on the results of the audit of the annual accounts;

data on nominees for the Company's Board of Directors, Auditing Committee, provided for by clause 12.6. of Article 12 of these Articles of Association,

draft revisions and amendments made in the Company's Articles of Association or the draft Company's Articles of Association in the new wording;

draft internal documents of the Company;

drafts of other documents, adoption of which is provided for in draft resolutions of the General Meeting of the Shareholders;

draft resolutions of the General Meeting of the Shareholders;

other information (materials) to be submitted in accordance with the current legislation,

other information (materials) required for passing resolutions on agenda items of the General Meeting of the Shareholders and included by the Board of Directors in the list of information (materials) submitted to the Shareholders during the preparation of the General Meeting of the Shareholders.

12.14. The General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over half of the floated voting shares of the Company.

Participants to the General Meeting of the Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of the Shareholders. Participants to the General Meeting of the Shareholders held in the format of absentee voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

12.15. If the agenda of the General Meeting of the Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is provided.

12.16. Where no quorum is available to hold the annual General Meeting of the Shareholders, a repeated annual General Meeting of the Shareholders shall be held with the same agenda. Where no quorum is available to hold an extraordinary General Meeting of the Shareholders, a repeated extraordinary General Meeting of the Shareholders shall be held with the same agenda. A repeated General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the floated voting shares of the Company.

The notice of holding a repeated General Meeting of the Shareholders and sending (handing) of voting tickets shall be completed at least 20 days before the date of holding such a repeated General Meeting of the Shareholders.

The notice of holding a repeated General Meeting of the Shareholders, the agenda of which contains the item of Company reorganization, shall be issued at least 30 days before date of holding a repeated General Meeting of the Shareholders.

When a repeated General Meeting of the Shareholders is held earlier than 40 days after the failed General Meeting of the Shareholders, the persons authorized to attend such General Meeting of the Shareholders shall be named in conformity with the list of persons who were authorized to attend the failed General Meeting of the Shareholders.

12.17. The General Meeting of the Shareholders shall be chaired by a person exercising the functions of the one-person executive body, unless determined otherwise by the Company's Board of Directors.

12.18. Other matters related to preparation and conduct of annual and extraordinary General Meetings of the Shareholders, and in particular, the rules of procedure of the General Meeting of the Shareholders, shall be regulated by the Provision on the General Meeting of the Shareholders of the Company to be approved by the General Meeting of the Shareholders.

Article 13.
The Board of Directors of the Company

13.1. The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities.

13.2. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting and consists of 11 persons.

13.3. The General Meeting of the Shareholders may pass a decision on premature termination of authority of members of the Board of Directors. In this case, such a decision may only be made in respect of all the members of the Board of Directors simultaneously.

In case of premature termination of authority of the Board of Directors, the authority of the new members of the Board of Directors shall remain valid until the next scheduled annual General Meeting.

13.4. The terms of reference of the Company's Board of Directors shall include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment; annual discussion of strategic issues of Company's development;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary general meetings of the shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the general meeting of the shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law "On Joint-Stock Companies" and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increase of the Company's Authorized Capital by floating by the Company of additional shares within the number of declared shares as defined by these Articles of Association, except for the cases provided for under sub-clauses 8, 9 clause 12.2 of the present Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) determining the price (monetary valuation) of the property, floatation and redemption price of issued securities in the cases provided for by the Federal Law On Joint-Stock Companies;

11) **approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them, reports on the results of the shares retirement, reports on the results of shareholders' demand for repurchase of shares held thereby;**

Amendment No. 5

(old version: approving decisions on the issue of securities, offering circulars of securities, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;)

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law "On Joint-Stock Companies";

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) **recommendations on distribution of profit, including the size of the dividend on the shares of the Company and its payment procedure, and losses of the Company according to the results of the fiscal year;**

Amendment No. 5

(old version: recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;)

15) the use of the reserve and other funds of the Company;

16) approving a bylaw establishing the procedures of internal control over Company's financial and economic activities;

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor of the Company for auditing services, including the determination of the amount of remuneration for the auditing services;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, preliminarily agreeing upon candidates for the position of its manager and dismissal of the said person from his/her position upon the initiative of the Company, as well as consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) **preliminary approval of a transaction or several interconnected transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 1 to 25 % of the book value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions related to floatation of common stock of the Company through subscription (realization) and transactions related to floatation of issued securities convertible into the Company's common stock;**

Amendment No. 8

(old version: approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;)

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the book value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization) and transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of party-related transactions in the cases provided for by chapter XI of the Federal Law "On Joint-Stock Companies";

22) determining (changing) the functional units of the organizational structure and the key functions of the divisions included in the functional units of Company's organizational structure (except for the structure of Company's branches and representative offices);

23) creating branches, opening representative offices, liquidating them, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers upon the initiative of the Company;

25) SHALL BE DELETED

Amendment No.5

(old version: 25) determining the priority areas of the branches activities;)

26) forming the one-person executive authority (appointing General Manager), establishing the term of his/her office, and early termination of his/her powers;

Amendment No. 5

(old version: appointing the single executive body (General Manager), establishing the term of its office, and early termination of its powers;)

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collegiate executive body (Management Board): establishing the term of its office, appointing the Management Board members and early termination of their powers;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the one-person executive body of the Company and by members of the Company's Management Board;

30) permitting the person acting as the one-person executive body to work for and receive wages from other organizations;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on Company's participation in other nonprofit organizations (affiliation as a participant, termination of participation, changing the amount or the face value of the stake, changing the number of shares or the face value of shares held by the Company;)

Amendment No.5

(old version: 34) taking decisions on participation of the Company in other organizations (on joining as a participant, terminating participation, changing the amount or the face value of the stake, changing the number of shares or the face value of shares held by the Company) through acquisition, sale or some other form of alienation of shares, parts and/or fractions of parts, and through making extra contributions to authorized capitals of other organizations;)

35) taking decisions on Company's participation in nonprofit organizations, except for the cases provided for by subclause 18 of clause 12.2 of the Articles of Association, by affiliation as a participant, termination of participation, by investing extra contributions (fees) related to participation of the Company in nonprofit organizations;

36) entering proposals (including nominations for management and inspection bodies), and taking decisions on items within the frame of reference of general meetings of shareholders of business entities where the Company is sole shareholder entitled to vote at general meetings of shareholders;

Amendment No.6

(old version: deciding issues included in terms of reference of general meetings of the participants of commercial companies in which the Company is the only participant entitled to vote at the general meeting of the participants;)

37) SHALL BE DELETED

Amendment No. 5

37) approving the procedure of the Company's interaction with organizations, which shares the Company holds, taking decisions in compliance with this procedure;

Amendment No.6

(old version: determining the procedure of the Company's interaction with organizations in which the Company participates;)

38) definition of the position of the Company (or the Company's representatives) in matters including instructions to vote or to abstain from voting agenda items, and to vote "For", "Against", or "Abstained" in respect of the following agenda items of general meetings of shareholders of Affiliate and Subsidiary Businesses (hereafter "ASB"), (except for cases when the function of the general meeting of ASB shareholders is performed by the Board of Directors of the Company), and meetings of ASB Boards of Directors (except for the item of approval of the agenda of the general meeting of ASB shareholders when the function of the general meeting of ASB shareholders is performed by the Board of Directors of the Company), in particular for the Company's control over decisions made by businesses affiliate or subsidiary in respect of an ASB:

a) definition of the agenda of a general meeting of ASB shareholders,

b) ASB restructuring or winding up,

c) definition of the list of the ASB Board of Directors, nomination and election of its members, and premature termination of theior authority,

d) determining the number, face value and category (type) of the announced ASB shares and rights granted by those shares,

e) increasing the Authorized Capital of the Company by increasing the face value of shares or by floating extra shares,

f) floating of ASB securities convertible into ordinary shares,

g) splitting or consolidation of ASB shares,

h) approval of big transactions made by an ASB,

i) ASB's interests in other organizations (joining an existing organization or establishment of a new organization).

Amendment No.6

(old version: none)

39) approving a bylaw(s) establishing the rules of and approaches to disclosing information on the Company, the procedure of using information on Company's operation, on Company's securities and transactions with them, which is not publicly available;

40) approving other bylaws of the Company, besides the ones provided for in clause 13.4 of the Articles of Association, that regulate the issues included in the terms of reference of the Company's Board of Directors, except for the bylaws, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;

41) approving the procedure of risk management in the Company;

42) approving the Code of Corporate Management of the Company.

43) preliminarily agreeing upon engaging on a paid basis external specialists for the audit of the operation of the Company carried out by the Auditing Committee;

44) establishing the procedure of remuneration and other essential conditions of participation of external specialists engaged on a paid basis in the audit carried out by the Auditing Committee;

45) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

13.5. Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.

13.6. Resolutions on the matters listed under sub-clauses 7, 9 and 20 of clause 13.4 of these Articles of Association shall be passed unanimously by all the members of the Board of Directors except for the votes of dropped-out members of the Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in the matter provided for by sub-clause 20 of clause 13.4 of these Articles of Association, such matter may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. The decision in such a case is taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting.

Decisions on the issues indicated in sub-clause 21 of clause 13.4 of these Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.

13.7. Other matters defined by the Federal Law on Joint-Stock Companies and by these Articles of Association to be in the frame of reference of the Board of Directors and not listed under clause 13.6 hereabove, shall be passed by the majority of votes of members of the Board of Directors attending the meeting.

13.8. For the purpose of putting forward for decision by the Board of Directors the issue provided for by sub-clause 19, clause 13.4 of these Articles of Association, the price of the acquired of alienated property shall be juxtaposed with the book value of Company's assets:

- when property is acquired – the price of acquisition, taking into account the VAT and other indirect taxes and fees;

- when property is or may be alienated – the price of alienation, without taking into account the VAT or other indirect taxes and fees, determined by the parties to the transaction, or the book value of the property – depending on which of these amounts turns out to be greater.

13.9. The procedure of convening and holding meetings of the Board of Directors and the amount and procedure of paying remunerations and compensations to members of the Board of Directors shall be defined by the Provision on the Board of Directors to be approved by the General Meeting of the Shareholders.

13.10. Meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors on his own initiative, or by request of a member of the Board of Directors, of the Company's Auditing Committee, the Company Auditor, one-person or collective executive body of the Company as well as on request of shareholder(s) jointly owning at least five percent of the Company's voting shares.

13.11. The quorum for a meeting of the Board of Directors of the Company shall be over half of elected members of the Board of Directors.

13.12. Meetings of the Board of Directors of the Company can be held in the form of joint presence (including the use of conference telecommunication facilities) or absentee voting.

13.13. When assessing the quorum and the results of voting at the meeting of the Board of Directors held in the form of joint presence account shall be taken of written opinions of any member of the Board of Directors absent at its meeting.

13.14. When deciding matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote. In taking decisions by the Board of Directors, the Chairman of the Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

13.15. The Chairman of the Board of Directors shall organize its functioning, convene meetings of the Board of Directors and take chair at them, supervise the minute keeping at its meetings and ensure effective operation of committees of the Board of Directors.

13.16. The Board of Directors may appoint a deputy to the Chairman of the Board of Directors. When the Chairman of the Board of Directors is absent, his functions (including the right to sign documents) shall be performed by his deputy, and when the latter is not available, one of the members of the Board of Directors by a decision of the Board of Directors to be passed by the majority of votes of its members attending the meeting.

Article 14.
The Managing Board of the Company

14.1. The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

14.2. The number and namelist of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors.

14.3. The Management Board shall be formed for the period determined by the Company's Board of Directors when appointing its members.

Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned.

In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.

14.4. The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) deciding the issues included in the terms of reference of supreme management bodies of nonprofit organizations, in which the Company is the only promoter (participant), except for nonprofit organizations, in which the supreme management body is formed without the participation of the promoter (participant);

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the Board of Directors, except for the issues provided for by paragraphs 24, 26, 27, 28, 31, 33 of clause 13.4, article 13 of the Articles of Association, as well as issues initiated in compliance with the legislation of the Russian Federation and the Articles of Association of the Company and stating the exact timing of their consideration by the Board of Directors, which would make impossible a preliminary consideration of such issues by the Management Board of the Company;

6) preparing materials to be considered by committees of the Board of Directors;

7) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

8) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

9) working out the methodology of planning, budgeting and controlling of the Company and its branches;

10) working out the policy of ensuring the Company's and branches' security;

11) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

12) determining the number of the members of collegiate executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collegiate Executive Body of a Branch;

13) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials upon the initiative of the Company;

14) approving the terms of contracts (additional agreements) made with members of collegiate executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

15) **preliminary consideration of budgets of the branches and the results of fulfilling them;**

Amendment No.7

(old version: 15) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;)

16) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

17) approving the bylaws regulating the issues included in the terms of reference of the Company's Management Board, except for the bylaws approved by the general meeting of the shareholders and by the Board of Directors of the Company;

18) approving (changing) the organizational structure of the Company, including the approval of the functions of organization departments (except for the structure and functions of representative offices and organization departments of branches located outside the addresses of branch locations).

14.5. The Management Board of the Company may also take decisions on other issues of managing the current activities of the Company upon instructions of the Board of Directors and upon proposals of Committees of the Board of Directors and the Company's General Manager.

14.6. The procedure of convening and holding the meetings of the Management Board and the procedure of decision-making by the Management Board shall be established in the Provision on the Company's Management Board to be approved by the General Meeting of the Company's Shareholders.

14.7. **The rights, duties and responsibility of the Management Board members shall be defined in a contract to be signed between each of them and the Company.**

The conditions of the contract shall provide for the right of a member of the Management Board to a compensation for proven expenses related to his/her discharging the functions of a member of the Management Board, as well as the right to the remuneration, the amount of which and the procedure of paying which are established by the Company's bylaw approved by the Company's Board of Directors.

Amendment №7

(old version: The rights, duties and responsibility of the Management Board members shall be defined in a contract to be signed between each of them and the Company.

The conditions of the contract shall provide for the right of a member of the Management Board to a compensation for proven expenses related to his/her discharging the functions of a member of the Management Board, as well as the right to the remuneration, the amount of which and the procedure of paying which are established by the Company's bylaw approved by the Company's Board of Directors.

On behalf of the Company the contract shall be signed by the General Manager of the Company.)

Article 15.
General Manager of the Company

15.1. The General Manager is the one-person executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

15.2. General Manager shall take decisions on matters not assigned under these Articles of Association to the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

15.3. The General Manager acts as the Chairperson of the Company's Management Board.

15.4. **The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.**

The General Manager is responsible for managing any information constituting a state secret.

The rights, obligations, remuneration and liabilities of the General Manager shall be determined in the contract made between him and the Company. The contract with the General Manager shall be signed for the term of his office determined by the Company's Board of Directors.

Amendment No.7

(old version: The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Rights and duties, labour remuneration, and responsibilities of the General Manager shall be defined in a contract to be signed between the General Manager and the Company. The contract shall be signed by the Chairperson of the Board of Directors or a person authorized by the Board of Directors on behalf of the Company.)

15.5. The Company's Board of Directors shall be entitled at any time to take the decision on early termination of the powers of the Company's General Manager and on termination of the contract with him.

Article 16.
Corporate Secretary of the Company.
Staff of Corporate Secretary of the Company

16.1. By resolution of the Board of Directors a special person can be nominated, whose task would be to ensure observance of by the Company's bodies and officials of the procedure requirements guaranteeing the exercise of rights and interests of the Company's shareholders – Corporate Secretary of the Company.

16.2. The rights, duties, term of office, salary and responsibility of the Corporate Secretary of the Company shall be determined by internal documents of the Company as well as the agreement concluded by him with the Company. On behalf of the Company the contract shall be signed by the Chairperson of the Company's Board of Directors.

16.3. To ensure an effective execution by the Corporate Secretary of the Company of his duties in the Company, staff of the Corporate Secretary of the Company can be set up, its membership, numbers, structure and duties of the employees to be determined by the internal document of the Company approved by the Board of Directors.

Article 17.

Control over the Financial and Economic Activity of the Company

17.1. To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is engaged.

17.2. The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 7 members.

17.2.1. The authority of individual members or all members of the Auditing Committee can be prematurely terminated by resolution of the General Meeting of the Shareholders.

In case of pre-schedule termination of the authority of members of the Auditing Committee the authority of the new members of the Auditing Committee shall be valid till the next annual General Meeting of the Shareholders.

If the number of members of the Auditing Committee becomes less than half of the number of elected members of the Auditing Committee, the Board of Directors shall convene an extraordinary General Meeting of the Shareholders for electing new members of the Auditing Committee. The remaining members of the Auditing Committee shall exercise their functions till election of the new members of the Auditing Committee at the extraordinary General Meeting of the Shareholders.

17.2.2. The terms of reference of the Auditing Committee include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

17.2.3. Checks (revisions) of financial and economic activities of the Company by the Auditing Committee shall be carried out on the basis of the annual results of the Company's activity.

Checks (revisions) of financial and economic activities of the Company shall be also carried out at any time:

on the initiative of the Auditing Committee proper of the Company;

on resolution of the General Meeting of the Shareholders of the Company;

on resolution of the Board of Directors of the Company;

on request of shareholder(s) of the Company jointly owning at least 10 percent of voting shares of the Company on all matters within the terms of reference of the General Meeting of the Shareholders as of the date of making the request.

17.2.4. On request of the Auditing Committee, the persons holding posts in the managing bodies of the Company shall present documents on the financial and economic activity of the Company.

17.2.5. The procedure of activity of the Auditing Committee as well as the amount and procedure of paying remuneration to members of the Auditing Committee shall be determined by the Provision on the Auditing Committee of the Company approved by the General Meeting of the Shareholders.

17.3. To ensure constant internal control over the procedure of accomplishing all the economic operations at the Company, a special structural subdivision, independent of the Company's executive bodies, shall be set up, the activity of which shall be controlled directly by the Board of Directors of the Company.

Functions of the said structural subdivision, the procedure of its activity, the procedure of nominating the employees, the requirements to them shall be determined by the internal document approved by the Board of Directors of the Company.

17.4. To check and confirm the correctness of annual financial statements, the Company shall annually engage a professional auditor, not connected by property interests with the Company or its shareholders.

17.4.1. The Auditor shall check the financial and economic activity of the Company in accordance with legal acts of the Russian Federation on the basis of the contract concluded with him.

17.4.2. The General Meeting of the Shareholders shall approve the Company's Auditor. Terms of the contract concluded with the Auditor, including the amount of payment for his services shall be approved by the Board of Directors of the Company.

17.4.3. Auditing of the Company's activity shall be conducted at any time on request of the shareholders whose joint share in the Authorized Capital is 10 or more percent. The shareholders initiating the auditing shall submit to the Board of Directors a written request, which shall contain a motive for bringing up the request, name (title) of shareholders, number and category (type) of shares belonging to them, signature of a shareholder or of a person empowered to act for him. In case when the request is signed by the empowered person a power of attorney shall be enclosed to it.

Article 18.
Reorganization of the Company

18.1. The Company can be voluntarily reorganized by resolution of the General Meeting of the Shareholders. Other grounds and procedure for the Company's reorganization shall be determined by the current legislation of the Russian Federation.

18.2. Reorganization of the Company can be effected by merger, affiliation, split-off, detachment and transformation to a different organizational legal form in accordance with the procedure provided for by the Federal Law on Joint-Stock Companies.

Article 19.
Winding-up of the Company

19.1. The Company can be voluntarily liquidated by resolution of the General Meeting of the Shareholders or by court decision in the cases and following the procedure provided for by the current legislation.

19.2. In the cases provided for by the current legislation of the Russian Federation, the Company shall take a decision on its voluntary winding-up.

19.3. In the event that during voluntary winding-up of the Company its property is insufficient for making settlements with all the Company's creditors, the Chairperson of the Liquidation Commission of the Company nominated by the General Meeting of the Shareholders shall file an application with the Arbitration Tribunal on exercising a simplified bankruptcy procedure in respect of the Company .

Changes and additions No. 1

1. Clause 2.6, Article 2 "Name and Place of Business of the Company" is amended to read as follows:

"2.6. Postal address of the Company: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186. Telephone (812) 315 47 06; Fax (812) 710 62 77."

2. Sub-clauses 5.2.1 and 5.2.3, clause 5.2, Article 5 "Branches and Representative Offices of the Company" are amended to read as follows:

"5.2.1. The Open Joint-Stock Company "North-West Telecom", Arkhangelsk branch, located at the address:

45, Troitsky prospekt, Arkhangelsk, Archangelsk oblast, 163000, **Russia**;

...

5.2.3. The Open Joint-Stock Company "North-West Telecom", Kaliningrad branch, located at the address:

24, ul. Bolnichnaya, Kaliningrad, Kaliningrad oblast, Russia, **236006**;"

Changes and additions No. 2

1. Clause 7.5, Article 7 "Rights and Duties of Holders of Common Shares of the Company" is amended to read as follows:

"7.5. Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the **individual** shareholders on the list may only be provided by their consent."

Changes and additions No. 3

1. Clauses 10.1 and 10.2, Article 10 "Dividends of the Company" are amended to read as follows:

"10.1. The Company may decide on (declare) the payment of dividends under the floated shares based on the results of the first quarter, half, the nine months of the fiscal year and (or) the results of the fiscal year. The decision on payment (statement) of dividends on the basis of the results of the 1st quarter, the half and the nine months of the fiscal year may be taken within three months upon expiry of the respective period.

Dividends shall be paid out of the Company's profit after taxes (Company's net profit). The Company's net profit shall be determined based on the data of the Company's accounts and reports. Dividends on certain types of preferred shares may also be paid out of the Company's special funds previously built for such purposes.

In case of restructuring of the Company in the form of a takeover of other companies, the net profit of the Company shall be assessed by adding its net profit (loss) and the net profits (losses) of the merged companies calculated in compliance with regulations on accounting in the Profit and Loss Statement of such merged companies as of the latest report date (date of restructuring).

The decision on dividend payment, amount of the dividend, the form of its payment under shares of each category (type) shall be taken by General Meeting of the Shareholders. The amount of dividend shall not exceed the value recommended by the Company's Board of Directors.

The list of persons entitled to getting a dividend shall be made up as of the date of making up the list of persons entitled to participation in the general meeting of the shareholders at which the decision on payment of the appropriate dividend is taken. For the purpose of making up the list of parties entitled to getting a dividend, the nominal share holder shall provide data on the parties, in the interest of which he/she/it holds shares.

10.2. Dividends on shares of all categories (types) shall be paid out within the time period to be set by the resolution of the General Meeting of the Shareholders to distribute the Company's dividends. Where the General Meeting of the Shareholders does not indicate the date of dividend payment on shares of all categories (types), the dividends on the said shares shall be paid within 60 days after passing the decision to pay the dividends."

Changes and additions No. 4

1. Sub-clause 13), clause 12.2, Article 12 "General Meeting of the Shareholders" is amended to read as follows:

"13) approving annual reports, annual accounts of the Company, including profit and loss reports (profit and loss accounts) of the Company, as well as distribution of profit, (including payment (statement) of dividend **except for the profit distributed as dividend on the basis of the results of the first quarter, half and the nine months of the fiscal year**), and losses of the Company on the basis of the results of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;"

2. Sub-clause 13.1) is added to clause 12.2, Article 12 "General Meeting of the Shareholders":

"13.1) payment (statement) of dividend on the basis of the results of the 1st quarter, the half and the nine months of the fiscal year, the decisions being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;»

3. Sub-clause 18) is added to clause 12.2, Article 12 "General Meeting of the Shareholders":

"18) taking a decision on participation in financial and industrial groups, associations and other unions of commercial organizations, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;"

4. Clauses 12.11 and 12.12, Article 12 "General Meeting of the Shareholders" are amended to read as follows:

"12.11. The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders shall be scheduled not earlier than the date of resolution on convening of the General Meeting of the Shareholders, not more than 50 days and not less than **35** days before holding it.

The date of drafting the list of persons authorized to attend an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, not more than 65 days before and not later than the date of informing on holding an extraordinary General Meeting of the Shareholders.

12.12. The notice on the general meeting of shareholders shall be sent at least 30 days in advance of its date, **except for the case when** an extraordinary meeting of shareholders **is to be held within 40 days from the date of filing of the demand for its convening (from the date of the resolution on its convening), with the notice on such meeting to be at least 20 days in advance of its date.**

Within the time **established**, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper."

Changes and additions No. 5

1. Sub-clauses 11), 14), 26), 34), clause 13.4, Article 13 "The Board of Directors of the Company" are amended to read as follows:

"11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them, **reports on the results of the shares retirement, reports on the results of shareholders' demand for repurchase of shares held thereby**;

...

14) **recommendations on distribution of profit, including the size of the dividend on the shares of the Company and its payment procedure, and losses of the Company according to the results of the fiscal year**;

...

26) **forming** the one-person executive authority (**appointing** General Manager), establishing the term of his/her office, and early termination of his/her powers **and/or his employment contract**;

...

34) taking decisions on Company's participation in other **commercial** organizations (affiliation as a participant, termination of participation, changing the amount or the face value of the stake, changing the number of shares or the face value of shares held by the Company);"

2. Sub-clauses 25) and 37), clause 13.4, Article 13 "The Board of Directors of the Company" are removed:

"25) determining the priority areas of the branches activities;

...

37) approving the procedure of the Company's interaction with organizations in which the Company participates;"

The numbers of sub-clauses **26)-44)**, clause 13.4, Article 13 of the Charter are changed for **25)-42)** respectively.

Changes and additions No. 6

1. Sub-clauses 36) and 37), clause 13.4, Article 13 "The Board of Directors of the Company" are amended to read as follows:

"36) entering proposals (including nominations for management and inspection bodies), and taking decisions on items within the frame of reference of general meetings of shareholders of business entities where the Company is sole shareholder entitled to vote at general meetings of shareholders;

37) approving the procedure of the Company's interaction with organizations, which shares the Company holds, taking decisions in compliance with this procedure;"

2. Sub-clause 38) is added to clause 13.4, Article 13 "The Board of Directors of the Company":

"38) definition of the position of the Company (or the Company's representatives) in matters including instructions to vote or to abstain from voting agenda items, and to vote "For", "Against", or "Abstained" in respect of the following agenda items of general meetings of shareholders of Affiliate and Subsidiary Businesses (hereafter "ASB"), (except for cases when the function of the general meeting of ASB shareholders is performed by the Board of Directors of the Company), and meetings of ASB Boards of Directors (except for the item of approval of the agenda of the general meeting of ASB shareholders when the function of the general meeting of ASB shareholders is performed by the Board of Directors of the Company), in particular for the Company's control over decisions made by businesses affiliate or subsidiary in respect of an ASB:

a) definition of the agenda of a general meeting of ASB shareholders;

b) ASB restructuring or winding up;

c) definition of the number of members of the ASB Board of Directors, nomination and election of its members, and premature termination of their authority;

d) determining the number, face value and category (type) of the announced ASB shares and rights granted by those shares;

e) increasing the ASB Authorized Capital by increasing the face value of shares or by floating extra shares;

f) floating of ASB securities convertible into ordinary shares;

g) splitting or consolidation of ASB shares;

h) approval of big transactions made by an ASB;

i) ASB's interests in other organizations (joining an existing organization or establishment of a new organization)."

The numbers of sub-clauses **38)-44)**, clause 13.4, Article 13 of the Charter are changed for **39)-45)** respectively.

Changes and additions No. 7

1. Sub-clause 15), clause 14.4, Article 14 "The Managing Board of the Company" is amended to read as follows:

"15) **preliminary consideration of budgets of the branches and the results of fulfilling them**;"

2. Paragraph 3, clause 14.7, Article 14 "The Managing Board of the Company" is removed:

"On behalf of the Company the contract shall be signed by the General Manager of the Company."

3. Paragraph 3, clause 15.4, Article 15 "General Manager of the Company" is amended to read as follows:

"…

The rights, obligations, remuneration and liabilities of the General Manager shall be determined in the contract made between him and the Company. **The contract with the General Manager shall be signed for the term of his office determined by the Company's Board of Directors.**"

Changes and additions No. 8

1. Sub-clause 19), clause 13.4, Article 13 "The Board of Directors of the Company" is amended to read as follows:

"19) **preliminary** approval of a **transaction or several interconnected transactions** related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from **1** to 25 % of the book value of the Company's assets as determined on the basis of its accounts as of the last reporting date, **except for transactions related to floatation of common stock of the Company through subscription (realization) and transactions related to floatation of issued securities convertible into the Company's common stock**."

«NORTH-WEST TELECOM»
MINUTES OF THE MEETING N 19-01/10 (07)
(meeting in presentia)
Saint-Petersburg

14 May 2007

ATTENDED BY:

Chairman of the Board of Directors:

Kiselev Aleksandr Nikolaevich	-	General Director of the «Svyazinvest» OJSC

Members of the Board of Directors:

Akulich Vladimir Aleksandrovich	-	General Director of the «North West Telecom» OJSC
Belyaev Konstantin Vladimirovich	-	Deputy Head of Directorate on Asset Management of the "Telecom System" CJSC
Gogol Aleksandr Aleksandrovich	-	Rector of SPb State University of Telecommunications named after Bonch-Bruevich
Ikonnikov Aleksandr Vyacheslavovich	-	Chairman of the Supervisory Board of the Association of Independent Directors
Mikhailov Oleg Mikhailovich	-	Director of the Department of External Communications of the «Svyazinvest» OJSC
Ragozina Irina Mikhailovna	-	Councillor of General Director of the «Svyazinvest» OJSC
Rodionov Ivan Ivanovich	-	Professor of the Chair of «Economics and Finance of a Company» of the State University «Higher School of Economics»

PARTICIPATED IN WRITING:

Yashin Valery Nikolaevich	-	Head of Directorate on Asset Management of the "Telecom System" CJSC

Altogether, 10 of 11 members of the Board of Directors attended the meeting. There is a quorum for taking resolutions.

Corporate ***Secretary***	-	N.G. Bredkov

....

CONSIDERED:
On determination of the amount of remuneration to members of the Board of Directors of the Company. The matter was preliminarily considered at the meeting of the Committee on Appointments and Remunerations (recommendation is enclosed). Chairman of the Committee **A.V. Ikonnikov** acquainted members of the Board of Directors with the recommendation of the Committee.

...

RESOLVED TO:
Put on the agenda of the Annual General Meeting of the Shareholders the matter «On determining the amount of remuneration to members of the Board of Directors of the Company»

with the following draft resolution:
Determine standard deductions for calculation of annual remuneration to all members of the Board of Directors of the Company elected by resolution of the Annual General Meeting of the Shareholders of the «NWT» OJSC dated 22.06.2007 in the amount of:

- **0.26 percent of EBITDA (Earnings Before Interest, Tax, Depreciation, Amortization) of the Company based on accounting data according to the IAS for the reporting year;**
- **0.78 percent of the net profit amount of the Company assigned for payment of dividends based on results of 2007.**

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Board of Directors A.N.Kiselev

Corporate Secretary N.G.Bredkov

Extract is authentic:
Corporate Secretary N.G.Bredkov

TENDER COMMITTEE
ON CHOOSING AN AUDIT ORGANIZATION

for mandatory audit of accounts and financial reports

EXTRACT FROM MINUTES OF THE MEETING No. 19-16/04(07)

(meeting in presentia) **27 April 2007**

Moscow

ATTENDED BY:

Chairman of the Tender Committee:

Kiselev A.N.	-	General Director of the «Svyazinvest» OJSC, Chairman of the Board of Directors of the «NWT» OJSC

Members of the Tender Committee:

Belyaev K.V.	-	Deputy Head of Directorate on Asset Management of the "Telecom System" CJSC, member of the Board of Directors
Levkovsky D.V.	-	Consultant of the Company "NCH Advisors, Inc", member of the Board of Directors
Timoshenko L.S.	-	Director of the Department of State Policy in the Sphere of Economic, Financial and Investment Activity of the Ministry of Information and Communications of Russia, member of the Board of Directors

Secretary of the Tender Committee:

Ragozina I.M.	-	Councillor of General Director of the «Svyazinvest» OJSC, member of the Board of Directors

There is a quorum for taking resolutions

Agenda:

1. **Assessment of technical proposals of audit organizations participating in the tender (first round).**
2. **Assessment of financial proposals of audit organizations participating in the tender, and admitted to the second assessment round (second round).**
3. **Summing up the results of the tender on choosing an audit organization.**

....

3. CONSIDERED:
In compliance with requirements of the Provisions on the procedure of holding a tender on choosing an audit organization for a mandatory audit of accounts and financial reports of the «NWT» OJSC, the results of assessment of technical and financial proposals of audit organizations participating in the tender.

RESOLVED TO:
Recognize the audit organization «Ernst and Young» Ltd. as the winner of the tender on choosing an audit organization for a mandatory audit of accounts and financial reports of the «NWT» OJSC for 2007.

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Tender Committee	A.N. Kiselev
Secretary of the Tender Committee	I.M. Ragozina

The extract is authentic:
Corporate Secretary N.G.Bredkov

DATA ON CANDIDATES TO THE AUDITING COMMITTEE OF OJSC N.W.TELECOM
for election at the annual general meeting of the shareholders on 22.06.2007

No.	Full name of the candidate	Date of birth	Education	Place of employment and position occupied	Information on holding the Company's shares	Proposed by	Data availabil the candi consent electe
1	Ruslan Kyarimovich Aksyaitov	1975	Higher	Deputy Chief Accountant - Head of the Division of the Accounting, Tax and Statistical Records Department, OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	consen availal
2	Natalya Yurievna Belyakova	1970	Higher	Deputy Director of the Department of Economics and Finance, OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	consen availal
3	Svetlana Nikolayevna Bocharova	1970	Higher	Head of the Division of the Accounting, Tax and Statistical Records Department, OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	consen availal
4	Natalya Sergeevna Vorobyeva	1973	Higher	Head of the Division, Strategic Development Department, OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	consen availal
5	Sergey Ninelevich Kosarev	1961	Higher	Head of the Division, Strategic Development Department, OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	consen availal
6	Igor Georgievich Polovnev	29.12.1969	data are not provided	Association for Investors' Rights Protection – Economist	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consen availal
7	Elena Mikhailovna Rukavtsova	30.04.1957	data are not provided	Director – Chief Accountant of the Accounting Center, OJSC MTS, Macro-Region North-West Branch	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consen availal
8	Alexandr Igorevich Tkachev	1964	Higher	Chief Specialist of the Security Board, OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	consen availal
9	Mikhail Viktorovich Topilin	26.06.1967	data are not provided	Telecom System CJSC, Chief Specialist of the Department of Foreign Relations and Relations with Regulatory Bodies	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consen availal
10	Kirill Viktorovich Frolov	1977	Higher	Chief of the Internal Audit Board of OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	consen availal
11	Elena Borisovna Chernova	08.09.1975	Higher	OJSC Mobile TeleSystems Macro-Region North-West, Finance Director	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consen availal
12	Alexandr Viktorovich Shevchuk	03.06.1983	data are not provided	Association for Investors' Rights Protection - Consultant	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consen availal

DATA ON CANDIDATES TO THE BOARD OF DIRECTORS OF OJSC NWT
for election at the annual general meeting of the shareholders on 22.06.2007

No.	Full name of the candidate	Date of birth	Education	Place of employment and position occupied	Information on holding the Company's shares	Proposed by	Data availa y of t candid 's con to b elect
1	Vladimir Alexandrovich Akulich	1956	Higher	General Manager of OJSC N.W.Telecom	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	conse availa
2	Mikhail Alexeevich Alexeev	1954	Higher	Representative of OJSC Svyazinvest.	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	conse availa
3	Sergey Anatolievich Bulancha	1959	Higher	Deputy Chief of the Federal Agency of Communication	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	conse availa
4	Mikhail Borisovich Vasilyev	10.09.1954	Higher – A.A. Zhdanov Leningrad State University	Head of the Representative Office of NCH Advisors Inc. in St.Petersburg	Does not hold any shares of the Company	Stotter Limited Company (2.97% of the Company's voting shares)	conse availa
5	Valentina Fedorovna Veremyanina	1966	Higher	Deputy Director of the Corporate Management and Legal Support Department of OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	conse availa
6	Alexandr Alexandrovich Gogol	1946	Higher	Rector, Saint Petersburg State University of Telecommunications	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	conse availa
7	Vladimir Borisovich Zhelonkin	1967	Higher	Deputy General Manager, OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	conse availa
8	Ivan Alexandrovich Zolochevsky	09.02.1972	data are not provided	OJSC MTS, Director of the Macro-Region North West Branch	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	conse availa
9	Alexandr Vyacheslavovich Ikonnikov	05.04.1971	Higher – Gubkin State Academy of Oil and Gas	Chairperson of the Supervisory Board of the Association of Independent Directors	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	conse availa
10	Alexandr	1962	Higher	General Manager, OJSC Svyazinvest	Does not hold any	Svyazinvest OJSC (50.76% of the	consent is

No.	Full name of the candidate	Date of birth	Education	Place of employment and position occupied	Information on holding the Company's shares	Proposed by	Data on availability of the candidate's consent to be elected
	Nikolayevich Kiselyov				shares of the Company	Company's voting shares)	available
11	Olga Grigorievna Koroleva	1950	Higher	Chief Accountant of OJSC Svyazinvest	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
12	Alexandr Evgenievich Krupnov	1941	Higher	Chairperson of the Union of Information and Communication Services Market Participants	data are not provided	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
13	Viktor Ivanovich Kuznetsov	29.07.1955	data are not provided	OJSC MTS, Macro-Region North-West Branch, Technical Manager	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	CONSENT REVOKED
14	Denis Viktorovich Kulikov	09.07.1975	data are not provided	Association for Investors' Rights Protection – Deputy Executive Director	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consent is available
15	Dmitry Vladimirovich Levkovsky	24.08.1965	Higher – Moscow Institute of Steel and Alloys, Engineer for Electronic Equipment, 1988	Moscow Representative Office of NCH Advisors, Inc., Advisor	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consent is available
16	Irina Arkadievna Matveeva	24.11.1973	data are not provided	OJSC MGTS South, Deputy General Manager - Head of Economics and Finance Department	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consent is available
17	Oxana Valeryevna Petrova	1973	Higher	Heqd of the Division, Corporate Management and Legal Support Department of OJSC Svyazinvest	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
18	Irina Mikhailovna Ragozina	1950	Higher	Advisor of General Manager, OJSC Svyazinvest	Does not hold any shares of the Company	Svyazinvest OJSC (50.76% of the Company's voting shares)	consent is available
19	Ivan Ivanovich Rodionov	30.11.1953	Higher – Moscow State University, 1979	Professor, the State University "Higher School of Economics"	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	consent is available

No.	Full name of the candidate	Date of birth	Education	Place of employment and position occupied	Information on holding the Company's shares	Proposed by	Data availa y of candi 's con to b elect
20	Vsevolod Valerievich Rozanov	30.07.1971	data are not provided	OJSC Mobile TeleSystems, Vice President in charge of Finance and Investments	Does not hold any shares of the Company	Gensor Enterprises Limited Company (4.13% of the Company's voting shares)	conse availa
21	Lyubov Stepanovna Timoshenko	1951	Higher – Electrotechnical Institute of Communication in Odessa	Director, Department of State Policy in the Field of Economic, Financial and Investment Operation, Ministry of Informational Technology and Communication of Russia	Does not hold any shares of the Company	Russian Federation represented by Property Department (4.285% of the Company's voting shares)	conse availa

COMMITTEE ON AUDIT
OF THE BOARD OF DIRECTORS
OF THE «NORTH-WEST TELECOM» OJSC
EXTRACT from MINUTES OF THE MEETING No. 19-05/04(07)

Saint-Petersburg 28 April 2007.

(telephone conference)

ATTENDED BY:

Chairperson of the Committee:

Rodionov I.I. - Professor of the Chair of «Economics and Finance of a Company» of the State University «Higher School of Economics», member of the Board of Directors

Members of the Committee:

Levlovsky D.V. - Consultant of the Company "NCH Advisors, Inc", member of the Board of Directors

There is a quorum for taking resolutions.

Secretary of the Committee - Semchenko M.M.

AGENDA:

1. Examination of annual accounts including the profit and loss report (profit and loss statement) of the Company for 2006.
2. Planned distribution of profit and losses including for payment of dividends for 2006.
3. Consideration of the draft audit report on the RAS and resolution of the Auditing Commission.

On the 1st – 3rd items:
RESOLVED TO:

1. **Recommend to the Board of Directors :**

1.1. To take into account the reports of the Auditor and the Auditing Commission of the Company based on the results of checking the annual accounts of the Company for 2006 and submit them for approval by the General Meeting of the Shareholders.

1.2. Recommend to the Annual General Meeting of the Shareholders to approve the annual accounts including the profit and loss report (profit and loss statement) of the Company for the 2006 fiscal year.

1.3. Recommend to the Annual General Meeting of the Shareholders to take a resolution on payment of dividends for 2006:

- **On preference shares of A type in the amount of 0.858 roubles per one share in monetary form within the time period from 15 August 2007 to 15 December 2007.**
- **On ordinary shares in the amount of 0.357 roubles per one share in monetary form within the time period from 15 August 2007 to 15 December 2007.**

2. Note that:

- **The Auditor has fulfilled all the obligations in accordance with the terms of the concluded contract on rendering the auditor's services pursuant to the RAS based on results of the Company's work 2006.**

- **In the course of the work, the members of the Committee on Audit timely received from the Auditor of the Company all the necessary information, explanations and answers to the arising questions.**
- **The auditors timely informed the Committee on Audit of their opinion on the matter of the arising risks related with the work of the Company.**
- **The auditors on a regular basis performed the monitoring of application and making amendments to the methodology of keeping the financial and tax accounts in the Company.**
- **The Company has received an undoubtedly positive Audit Report according to the Russian standards based on results of the work for 2006.**
- **Management of the Company has carried out the corresponding work on improvement of the accounting methodology and procedures. This work will be carried on in 2007.**

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Committee on Audit
of the Board of Directors
of the «North-West Telecom» OJSC

I.I. Rodionov

Secretary of the Committee M.M. Semchenko

The extract is authentic:
Corporate Secretary N.G.Bredkov

«NORTH-WEST TELECOM»
MINUTES OF THE MEETING N 19-01/10 (07)
(meeting in presentia)
Saint-Petersburg 14 May 2007

ATTENDED BY:

Chairman of the Board of Directors:

Kiselev Aleksandr Nikolaevich	-	General Director of the «Svyazinvest» OJSC

Members of the Board of Directors:

Akulich Vladimir Aleksandrovich	-	General Director of the «North-West Telecom» OJSC
Belyaev Konstantin Vladimirovich	-	Deputy Head of Directorate on Asset Management of the "Telecom System" CJSC
Gogol Aleksandr Aleksandrovich	-	Rector of SPb State University of Telecommunications named after Bonch-Bruevich
Ikonnikov Aleksandr Vyacheslavovich	-	Chairman of the Supervisory Board of the Association of Independent Directors
Mikhailov Oleg Mikhailovich	-	Director of the Department of External Communications of the «Svyazinvest» OJSC
Ragozina Irina Mikhailovna	-	Councillor of General Director of the «Svyazinvest» OJSC
Rodionov Ivan Ivanovich	-	Professor of the Chair of «Economics and Finance of a Company» of the State University «Higher School of Economics»

PARTICIPATED IN WRITING:

Yashin Valery Nikolaevich	-	Head of Directorate on Asset Management of the "Telecom System" CJSC

Altogether, 10 of 11 members of the Board of Directors attended the meeting. There is a quorum for taking resolutions.

Corporate Secretary	-	N.G. Bredkov

...

1. CONSIDERED:
Annual accounts including the profit and loss report (profit and loss statement) of the Company. Resolution of the Company Auditor and Auditing Commission. Planned distribution of profit (including payment of dividends) and losses of the Company based on results of the reporting fiscal year 2006.

RESOLVED TO:

...
To recommend to the Annual General Meeting of the Shareholders to take the following resolution on distribution of profit in the Company based on results of the reporting year 2006:

- **on payment of dividends of 529 350 111 roub. including:**
  - **on preferred shares in the amount of 0.858 roub. per one share;**

- **on ordinary shares in the amount of 0.357 roub. per one share;**

- **on increasing the equity of the Company - 1 896 897 889 roub.**

Dividends shall be paid in monetary form on preferred shares within the time period from 15 August to 15 December 2007; on ordinary shares, within the time period from 15 August to 15 December 2007.

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Board of Directors A.N.Kiselev

Corporate Secretary N.G.Bredkov

Extract is authentic:

Corporate Secretary N.G.Bredkov

«NORTH-WEST TELECOM»
Extract from MINUTES OF THE MEETING N 19-01/10 (07)
(meeting in presentia)
Saint-Petersburg 14 May 2007

ATTENDED BY:

Chairman of the Board of Directors:

Kiselev Aleksandr Nikolaevich - General Director of «Svyazinvest» OJSC

Members of the Board of Directors:

Akulich Vladimir Aleksandrovich	-	General Director of the «North-West Telecom» OJSC
Belyaev Konstantin Vladimirovich	-	Deputy Head of Directorate on Asset Management of the "Telecom System" CJSC
Gogol Aleksandr Aleksandrovich	-	Rector of SPb State University of Telecommunications named after Bonch-Bruevich
Ikonnikov Aleksandr Vyacheslavovich	-	Chairman of the Supervisory Board of the Association of Independent Directors
Mikhailov Oleg Mikhailovich	-	Director of the Department of External Communications of the «Svyazinvest» OJSC
Ragozina Irina Mikhailovna	-	Councillor of General Director of the «Svyazinvest» OJSC
Rodionov Ivan Ivanovich	-	Professor of the Chair of «Economics and Finance of a Company» of the State University «Higher School of Economics»

PARTICIPATED IN WRITING:

Yashin Valery Nikolaevich - Head of Directorate on Asset Management of the "Telecom System" CJSC

Altogether, 10 of 11 members of the Board of Directors attended the meeting. There is a quorum for taking resolutions.

Corporate ***Secretary*** - N.G. Bredkov

Chairman of the Board of Directors A.N. Kiselev opened the meeting.

....

RESOLVED TO:

Preliminarily approve the Annual Report of the Company for 2006. Recommend to the Annual General Meeting of the Shareholders to approve the Annual Report of the Company for 2006.

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Board of Directors A.N.Kiselev

Corporate Secretary N.G.Bredkov

Extract is authentic:
Corporate Secretary N.G.Bredkov

INFORMATION ON THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY
14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), 191186, St. Petersburg

Dear Shareholder,

The North-West Telecom Open Joint-Stock Company hereby informs you that the annual General Meeting of Shareholders in the meeting ("joint attendance") format (hereafter "the Meeting") will be held at 14 Sinopskaya Naberezhnaya, St. Petersburg, on June **22, 2007** at 11:00 am, Moscow time.

The shareholders will be registered at the place of the Meeting, June 22, 2007, from 9:00 am Moscow time.

Agenda of the Meeting:

1. Approval of the annual report, annual accounting including the profit and loss statement (profit and loss account), and distribution of profits (dividend payment included) and losses of the Company by the results of the reporting fiscal year 2006.
2. Election of members of the Company's Board of Directors.
3. Election of members of the Company's Auditing Board.
4. Approval of the Company Auditor for the year 2007.
5. Setting the rate of compensation to members of the Company's Board of Directors.
6. Revisions of, and amendments to the Company's Charter. Approval of the new version of the Company's Charter with regard to the revisions and amendments adopted.
7. Revisions of, and amendments to the Provisions on the Company's Board of Directors. Approval of the new version of the Provisions on the Company's Board of Directors with regard to the revisions and amendments adopted.
8. Revisions of, and amendments to the Provisions on the General Meeting of Shareholders of the Company.

The list of persons entitled to attend the Meeting is based on the data of the register of the Company's registered securities as of **May 04, 2007**.

Holders of the Company's ordinary shares only have **the right to vote all of the items** of the Meeting's agenda.

The shareholders may view the materials for the MEETING from May 22, 2007 till June 21, 2007 from 10:00 till 17:30, with a break from 12:00 till 13:00, local time, at the following addresses:

- N.W.Telecom: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, Shareholder Service Department, and at the Company's Subsidiaries at:

- Archangel, 45 Troitsky pr., Office 208 (Archangel Subsidiary, N.W.Telecom)
- Veliky Novgorod, 2 ul. Lyudogoscha, Office 225 (Novgorod Subsidiary, N.W.Telecom)
- Vologda, 4 Sovetsky pr., Office 106 (Vologda Subsidiary, N.W.Telecom)
- Kaliningrad, 24 ul. Bolnichnaya, Office 13 (Kaliningrad Subsidiary, N.W.Telecom)
- Murmansk, 17 ul. Oktyabrskaya (Murmansk Subsidiary, N.W.Telecom)
- Petrozavodsk, 5 ul. Dzerzhinskogo (Karelian Subsidiary, N.W.Telecom)
- Pskov, 17 ul. Nekrasova, Office 211 (Pskov Subsidiary, N.W.Telecom)

- Cherepovets, 29 ul. Kommunistov, Office 9 (Vologda Subsidiary, Western Telecommunication Center, N.W.Telecom),

Or find the said information (materials) for the MEETING **on the Company's website at www.nwtelecom.ru**. The materials for the Meeting will also be made available to the Shareholders on June 22, 2007 at the place of the MEETING during the MEETING.

A shareholder (or a proxy thereof) may attend the Meeting personally and vote the Meeting's agenda items, **or mail the filled-in voting tickets to the address:**

- North-West Telecom OJSC, 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), 191186, St. Petersburg

The deadline for filing of mailed voting tickets is June 19, 2007. Mailed voting tickets will be considered in defining the quorum and in summing up the ballot when received at the indicated ticket reception address within the indicated voting ticket filing deadline. A voting ticket will only be deemed valid if only one of the possible versions is left therein for each voting. A voting ticket shall in all cases be signed by the shareholder, for a voting ticket left blank will be deemed invalid.

A shareholder arriving to be registered for and to attend the Meeting shall bear the voting tickets previously received by mail, and the following documents:

1. Natural person shareholders: Passport. Shareholder's proxy: Passport and letter of attorney executed as per the requirements of Paragraph 4, Article 185 of the RF Civil Code, or duly notarized.
2. Corporate shareholder's proxy: Passport and letter of attorney executed as per the requirements of Paragraph 4, Article 185 of the RF Civil Code, or duly notarized. Where the chief executive officer of a company attends the Meeting, such person shall, instead of a letter of attorney, bear a document confirming the person's appointment to the said position.

Voting tickets signed on the basis of a letter of attorney by proxies of persons entitled to attend the Meeting and vote its agenda items shall be supported with such letters of attorney of copies thereof. Where a letter of attorney is issued on a transfer basis, the letter of attorney on the basis of which it was transferred, or a copy thereof shall be submitted along with such letter or its copy. Such letters of attorney shall be executed as per the requirements of the RF Civil Code or duly notarized, and their copies shall be notarized. If the above requirements are not met, any voting tickets signed by proxies acting on the basis of letters of attorney will not be considered.

Contact Telephone: (812) 312 52 89, Shareholder Service Department

Corporate Secretary, N.W.Telecom OJSC

«NORTH-WEST TELECOM»
Extract from MINUTES OF THE MEETING N 19-01/03 (07)
(absentee meeting)

Saint-Petersburg 06 March 2007

ATTENDED BY:

Chairman of the Board of Directors:

Kiselev Aleksandr Nikolaevich	-	General Director of the «Svyazinvest» OJSC

Members of the Board of Directors:

Akulich Vladimir Aleksandrovich	-	General Director of the «North West Telecom» OJSC
Belyaev Konstantin Vladimirovich	-	Deputy Head of Directorate on Asset Management of the "Telecom System" CJSC
Gogol Aleksandr Aleksandrovich	-	Rector of SPb State University of Telecommunications named after Bonch-Bruevich
Ikonnikov Aleksandr Vyacheslavovich	-	Chairman of the Supervisory Board of the Association of Independent Directors
Levkovsky Dmitry Vladimirovich	-	Consultant of the Company "NCH Advisors, Inc"
Mikhailov Oleg Mikhailovich	-	Director of the Department of External Communications of the «Svyazinvest» OJSC
Ragozina Irina Mikhailovna	-	Councillor of General Director of the «Svyazinvest» OJSC
Rodionov Ivan Ivanovich	-	Professor of the Chair of «Economics and Finance of a Company» of the State University «Higher School of Economics»
Timoshenko Lyubov Stepanovna	-	Director of the Department of State Policy in the Sphere of Economic, Financial and Investment Activity of the Ministry of Information and Communications of Russia
Ashen Valery Nikolaevich	-	Head of Directorate on Asset Management of the "Telecom System" CJSC

Altogether, 11 of 11 members of the Board of Directors attended the meeting. There is a quorum for taking resolutions.

1. CONSIDERED:
Proposals of the shareholders of the Company on putting items on the agenda of the Annual General Shareholders and on nomination of candidates to the management and control bodies.
The matter was preliminarily considered at the meeting of the Committee on Corporate Management.

RESOLVED TO:

1.1. Acknowledge all the proposals submitted to the Company as valid.

1.2. Include the following candidates on the list of candidatures for voting on elections to the Board of Directors of the Company at the Annual General Meeting of the Shareholders of the Company in 2007:

1) Akulich Vladimir Aleksandrovich

2) Alekseev Mikhail Alekseevich

3) Bulanch Sergey Anatolievich

4) Vasiliev Mikhail Borisovich

5) Verem'yanina Valentina Fedorovna

6) Gogol Aleksandr Aleksandrovich

7) Zhelonkin Vladimir Borisovich
8) Zolochevsky Ivan Aleksandrovich
9) Ikonnikov Aleksandr Vyacheslavovich
10) Kiselev Aleksandr Nikolaevich
11) Koroleva Olga Grigorievna
12) Krupnov Aleksandr Evgenievich
13) Kulikov Denis Viktorovich
14) Kuznetsov Viktor Ivanovich
15) Levkovsky Dmitry Vladimirovich
16) Matveeva Irina Arkadievna
17) Petrova Oksana Valerievna
18) Ragozina Irina Mikhailovna
19) Rodionov Ivan Ivanovich
20) Rozanov Vsevolod Valerievich
21) Timoshenko Lyubov Stepanovna

1.3. Include the following candidates on the list of candidatures for voting on elections to the Auditing Commission of the Company at the Annual General Meeting of the Shareholders of the Company in 2007:

1) Aksyaitov Ruslan Kyarimovich
2) Belyakova Natalia Yurievna
3) Bocharova Svetlana Nikolaevna
4) Voribieva Natalia Sergeevna
5) Kosarev Sergey Ninelevich
6) Polovnev Igor Georgievich
7) Rukavtsova Elena Mikhailovna
8) Tkachev Aleksandr Igorevich
9) Topilin Mikhail Viktorovich
10) Frolov Kirill Viktorovich
11) Chernova Elena Borisovna
12) Shevchuk Aleksandr Viktorovich

1.4. Put on the agenda of the Annual General Meeting of Shareholders the matters proposed by the shareholders in the following wordings:

- **Approval of the annual report, annual accounts including the profit and loss report (profit and loss statement) of the Company as well as distribution of profit (including payment of dividends) and losses of the Company based on results of the reporting fiscal year 2006.**
- **Election of members of the Board of Directors of the Company.**
- **Election of members of the Auditing Commission of the Company.**
- **Approval of the Auditor of the Company for 2007.**
- **Making amendments and supplements to the Articles of Association of the Company.**
- **Making amendments and supplements to the Provisions on the Board of Directors of the Company.**

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Board of Directors A.N.Kiselev

Corporate Secretary N.G.Bredkov

Extract is authentic:
Corporate Secretary

N.G.Bredkov

«NORTH-WEST TELECOM»
EXTRACT FROM MINUTES OF THE MEETING N 19-01/08 (07)
(absentee meeting)

Saint-Petersburg 18 April 2007

ATTENDED BY:

Chairman of the Board of Directors:

Kiselev Aleksandr Nikolaevich	-	General Director of the «Svyazinvest» OJSC

Members of the Board of Directors:

Akulich Vladimir Aleksandrovich	-	General Director of the «North-West Telecom» OJSC
Belyaev Konstantin Vladimirovich	-	Deputy Head of Directorate on Asset Management of the "Telecom System" CJSC
Gogol Aleksandr Aleksandrovich	-	Rector of SPb State University of Telecommunications named after Bonch-Bruevich
Ikonnikov Aleksandr Vyacheslavovich	-	Chairman of the Supervisory Board of the Association of Independent Directors
Levkovsky Dmitry Vladimirovich	-	Consultant of the Company "NCH Advisors, Inc"
Mikhailov Oleg Mikhailovich	-	Director of the Department of External Communications of the «Svyazinvest» OJSC
Ragozina Irina Mikhailovna	-	Councillor of General Director of the «Svyazinvest» OJSC
Rodionov Ivan Ivanovich	-	Professor of the Chair of «Economics and Finance of a Company» of the State University «Higher School of Economics»
Timoshenko Lyubov Stepanovna	-	Director of the Department of State Policy in the Sphere of Economic, Financial and Investment Activities of the Ministry of Information and Telecommunications of Russia
Yashin Valery Nikolaevich	-	Head of the Directorate on Asset Management of the "Telecom System" CJSC

Altogether, all 11 members of the Board of Directors attended the meeting. There is a quorum for taking resolutions.

...

1. CONSIDERED:

The matters related with preparation and holding of the Annual General Meeting of Shareholders of the Company.

The matter was preliminarily considered at the meeting of the Committee on Corporate Management (the recommendation is enclosed).

RESOLVED TO:

1.1. Convene the Annual General Meeting of Shareholders of the "North West Telecom" OJSC in the form of a meeting (joint presence of shareholders) with a preliminary sending (delivering) of voting papers (hereinafter in the text, MEETING). Approve the date, venue and time of holding the MEETING – 22 June 2007 at the address: 14 Sinopskaya Embankment, Saint-Petersburg, at 11:00 Moscow time. Beginning of registration of the shareholders attending the convened MEETING is at 9:00 Moscow time; registration place – at the venue of the MEETING.

1.2. Determine 04 May 2007 as the date for drawing-up a list of persons having the right to attend the MEETING.

1.3. **Publish the Information on holding the MEETING in «Izvestiya» newspaper not later than on 22 May 2007.**

1.4. **Approve the following list of information preliminarily sent to the shareholders before holding the MEETING:**
   - **voting ballots**
   - **information on holding the MEETING**

1.5. **Approve the mailing address to which the filled voting papers can be sent:**
   - **14/26 Gorokhovaya Str. (26 Bolshaya Morskaya Str.), 191186, Saint-Petersburg, «North-West Telecom» OJSC;**

   final date for receiving the voting papers is 19 June 2007.

RESOLUTION WAS TAKEN UNANIMOUSLY

Chairman of the Board of Directors A.N.Kiselev

Corporate Secretary N.G.Bredkov

Extract is authentic:
Corporate Secretary N.G.Bredkov

DRAFT RESOLUTIONS ON THE AGENDA ITEMS
of the annual General Meeting of Shareholders
OF THE NORTH-WEST TELECOM OPEN JOINT-STOCK COMPANY
22.06.2007

RE. ITEM No. 1 Approval of the annual report, annual accounting including the profit and loss statement (profit and loss account), and distribution of profits (dividend payment included) and losses of the Company by the results of the reporting fiscal year 2006.
DRAFT RESOLUTION:
1. Approve the annual report and annual accounting including the profit and loss statement (profit and loss account) of the Company for the fiscal year 2006.
2. Distribute the Company's profit by the results of the reporting year 2006 as follows:

- ***to dividend payment. RUR 529,350,111, of which:***
    - ***for preferred shares, at the rate of RUR 0.858 per share,***
    - ***for ordinary shares, at the rate of RUR 0.357 per share;***
- ***to increase of the Company's equity capital, RUR 1,896,897,889.***

The dividend shall be paid in cash, from August 15 till December 15, 2007 for preferred shares, and from August 15 till December 15, 2007 for ordinary shares.

RE. ITEM No. 2 Election of members of the Company's Board of Directors.
DRAFT RESOLUTION:
Elect the Company's Board of Directors out of the following proposed list:
1.
...
11.

RE. ITEM No. 3 Election of members of the Company's Auditing Board.
DRAFT RESOLUTION:
Elect the following list of the Company's Auditing Board:
1.
...
7.

RE. ITEM No. 4 Approval of the Company Auditor for the year 2007.
DRAFT RESOLUTION:
Approve Ernst and Young LLC as the Company Auditor for the year 2007.

RE. ITEM No. 5 Setting the rate of compensation to members of the Company's Board of Directors.
DRAFT RESOLUTION:
Set the deduction rate to calculate the annual compensation to all of the members of the Company's Board of Directors as elected by resolution of the annual General Meeting of Shareholders of N.W.Telecom OJSC of 22.06.2007 at the rate of:

- ***0.26 percent of the Company's EBITDA (Earnings Before Interest, Tax, Depreciation, Amortization) according to the IAS accounts for the reporting year,***
- ***0.78 percent of the Company's net profit allocated to dividend payment by the results of 2007.***

RE. ITEM No. 6 Revisions of, and amendments to the Company's Charter. Approval of the new version of the Company's Charter with regard to the revisions and amendments adopted.
DRAFT RESOLUTION:
Make revisions and amendments Nos. 1-8 in the Company's Charter. Approve the new version of the Company's Charter with regard to the revisions and amendments adopted.

RE. ITEM No. 7 Revisions of, and amendments to the Provisions on the Company's Board of Directors. Approval of the new version of the Provisions on the Company's Board of Directors with regard to the revisions and amendments adopted.
DRAFT RESOLUTION:
Make revisions and amendments Nos. 1-2 in the Provisions on the Company's Board of Directors. Approval of the new version of the Provisions on the Company's Board of Directors with regard to the revisions and amendments adopted.

RE. ITEM No. 8 Revisions of, and amendments to the Provisions on the General Meeting of Shareholders of the Company.
DRAFT RESOLUTION:
Make revisions and amendments No. 2 in the Provisions on the General Meeting of Shareholders of the Company.

REPORT
of the Audit Commission of Open Joint-Stock Company "North-West Telecom" (OJSC NWT) on the results of audit of financial and business activity of the Company in 2006 and credibility of data contained in the 2006 annual report and 2006 annual accounting reports of the Company

Moscow April 19, 2007

The Audit Commission of OJSC NWT (elected by the General Meeting of Shareholders on June 30, 2006), consisting of:

Chairperson of the Commission	R.K. Aksyaitov,
Members of the Commission	Ye.S. Yerofteyeva
	S.N. Kosarev
	S.V. Podosinov
	N.P. Utina
	T.A. Chernikova,

Abiding by the powers determined by the Federal Law "On Joint-Stock Companies", Charter of OJSC NWT and Provisions on the Audit Commission, has audited the financial and business activity of the Company for the year 2006.

The financial and business activity of the Company, credibility of data contained in the 2006 annual report and 2006 annual accounting reports of the Company were audited according to the Decision of the Audit Commission of OJSC NWT (Minutes No. 3 of March 1, 2007) between 2 and 14 April 2007 inclusive.

The analysis was carried out on the basis of documents, accounting and tax ledgers, registers and explanations provided by the management of the Company. The analysis included a study of the disclosure of information on financial and business activity in the financial (accounting) reports, evaluation of accounting principles and methods as well as rules for the preparation of financial (accounting) reports and the annual report.

The Audit Commission used the methods of selective audit of individual operations.

Brief information on the Company

Full corporate name: Open Joint-Stock Company "North-West Telecom".
Abbreviated name: OJSC NWT.
Address: 26 Bolshaya Morskaya ul., St. Petersburg, 191186, Russian Federation.
Address of the executive body: 26 Bolshaya Morskaya ul., St. Petersburg, 191186, Russian Federation.
Registration information: The Company was registered by Decision of the Registration Chamber of the St. Petersburg Mayor's Office No. 3381 of May 6, 1993, State Registration Certificate No. 2717 of May 6, 1993.
In accordance with the Federal Law "On the State Registration of Legal Entities" the Company was registered in the Unified State Register of Legal Entities on July 17, 2002 under No. 1027809169849.

The persons responsible for the financial and business activity of the Company during the audited period are:

- General Manager V.A. Akulich;
- Chief Accountant M.M. Semchenko.
-

The supreme management body of the Company is the General Meeting of Shareholders and between the meetings the Board of Directors; the collective executive body is the Managing Board.

Basic financial and economic performances of the Company for the year 2006

No.	Performances	2006	2005	Change (%)
1.	Proceeds from sale of goods (works, services), thousands of rubles	20 473 103	20 383 486	0.44
	Including from sale of communications services	18 802 645	19 715 442	- 4.63
2.	Prime cost of goods (works, services) sold, thousands of rubles	15 498 679	16 642 713	- 6.87
	including communications services	14 617 513	16 344 333	- 10.57
3.	Profit from sales, thousands of rubles	4 974 424	3 740 773	32.98
4.	Profit before tax, thousands of rubles	3 507 821	2 825 255	24.16
5.	Net profit, thousands of rubles	2 426 248	1 843 471	31.61
6.	OIBDA, thousands of rubles	7 718 374	5 772 089	34
7.	Operating margin (sales margin), %	25.42	18.68	36.08
8.	Sales profitability, %	34.08	22.97	48.37
9.	Prime cost of 100 rubles of proceeds, rubles	74.58	81.32	- 8.29
10.	Proceeds per employee, thousands of rubles	771.72	644.09	19.82
11.	Financial independence ratio	0.57	0.55	3.64
12.	Current liquidity ratio	0.76	1.23	- 38.21
13.	Average repayment period of debts receivable, days	31.42	27.31	15.05
14.	Average repayment period of debts payable, days	58.85	63.36	- 7.12
15.	Return on own capital for net profit, %	15.21	12.00	26.75

Note: The calculation methods for financial and economic performances are provided in the Attachment to this Report.

In 2006, the Company improved its key performances as against 2005. The proceeds from sales rose by 0.44% and the prime cost fell by 6.87%. The 19.82% rise in the proceeds per employee reflects the continuing favorable development trends associated with the staff optimization. The OIBDA value characterizing the operating activity of the Company amounted to 34%. The profit from sales increased by 32.98%. The before-tax profit rose by 24.16% and the net profit by 31.61%.

The growth of key profitability values as against the past year is also a positive indicator.

The financial data evidence an acceptable financial stability of the Company.

The Company's net assets are 18,198,451 thousand rubles as of December 31, 2006, which value is substantially greater than the authorized capital.

Accounting reports

The accounting records at the Company are organized in accordance with the requirements of normative legal acts on accounting in the Russian Federation and are kept on the basis of the Accounting Policy approved by Order of the General Manager of the Company No. 519-pr of December 31, 2005.

The 2006 accounting reports were prepared in the time set by the Federal Law "On Accounting" and consist of the balance sheet, profits and losses report, attachments to them and explanatory note. The accounting reports were prepared based on the reports submitted on the approved forms by the branches of the Company.

In the process of audit of financial and business activity of the Company in 2006 the Audit Commission did not find any material breaches of Russian legislation or material distortions in reflecting financial and business operations.

The accounting reports of the Company allow to form full and objective information on the financial and business activity of the Company and its results as necessary for operational control and management as well as for use by investors, creditors, government bodies and other organizations and persons concerned.

Substantial facts of business activity

To form and implement the rules of civilized corporate relations, the Board of Directors of the Company approved in 2004 the Corporate Governance Code *(hereinafter the Code)*, declaring the principles of corporate conduct of the Company and its management bodies in relations with the shareholders as well as formulating in general the place and role of the management bodies and the Company itself in such relations.

The general rules provided by the Code are implemented by OJSC NWT on the basis of its regulations as well as rules of effective legislation, including bylaws, Charter and in-house documents of the Company *(Provisions on the Procedure of General Meetings of Shareholders, Provisions on the Board of Directors, Provisions on the Managing Board, Provisions on Committees of the Board of Directors, Provisions on the Information Policy of the Company, Provisions on the Internal Control Procedure (System) and others)*.

The effective version of the NWT Charter was approved at the Annual General Meeting of Shareholders of the Company (Minutes No. 01-06 of July 12, 2006) and subsequently amended (Minutes of the Board of Directors No. 19-01/25(06) of September 5, 2006). Taking into consideration that amendments were made to the Federal Law "On Joint-Stock Companies" after this date, including those concerning provisions reflected in the NWT Charter, it should be noted that the NWT Charter needs to be amended.

The internal documents of OJSC NWT the rules of which are to a significant extent derivative from the provisions of the Company Charter also need *(may need, depending on the amendments to the Charter)* to be amended in accordance with the amended legislation and foundation document of the Company.

The Company made a deal for the acquisition of CJSC PTT in which the cost of acquired property exceeded 10% of NWT's assets. Relevant information was disclosed by the Company in accordance with the requirements of Order of the Federal Financial Markets Service No. 05-5/pz-n of March 16, 2005.

In 2006, the Company made several interested-party deals. It did not commit any gross breaches of the rules for such deals, which would unconditionally allow to recognize these deals as invalid.

OJSC NWT does not commit gross breaches of requirements of the Code, effective legislation, Charter and its in-house documents.

The Company has formed a system of management and control bodies the efficient operation of which can ensure the normal development of OJSC NWT and the interests of its shareholders. The Board of Directors, Committees of the Board of Directors *(Personnel and Rewards Committee, Corporate Governance Committee, Strategic Planning Committee, Audit Committee headed by independent members of the Board of Directors)*, Corporate Secretary, Managing Board, Internal Audit Department, Audit Commission were created and provisions on their activities were approved.

During the audited period, the personal composition of the Board of Directors was changed at the Annual Meeting on June 30, 2006.

The personal composition of the Managing Board was changed based on the decisions of the NWT Board of Directors dated March 30, 2006 (Minutes No. 19-01/08(06)), June 30, 2006 (Minutes No. 19-01/21(06)) and November 30, 2006 (Minutes No. 19-01/32(06)).

No gross breaches of the disclosure procedures established by Order of the Federal Financial Markets Service No. 05-5/pz-n of March 16, 2005 in 2006 were found.

OJSC NWT disclosed information in the form of notices of substantial facts, issuer's quarterly report as well as published information on affiliated persons on its site on the quarterly basis in the form specified in the Regulation on the Disclosure of Information by the Issuers of Issuable Securities approved by Order of the Federal Financial Markets Service No. 05-5/pz-n of March 16, 2005.

Internal control system

The Provisions on Internal Control Procedures (System) establishing the competence of bodies and persons which are part of the internal control system and developing, approving, applying and evaluating the efficiency of internal control procedures operate at OJSC NWT from June 24, 2004.

The Audit Committee of the Board of Directors operates in accordance with the Charter of the Company, Corporate Conduct Code, Provisions on the Audit Committee of the Board of Directors. The Audit Committee of the Board of Directors performs the internal control functions by considering in advance and preparing recommendations for the Board of Directors regarding financial reporting, external independent audit, internal audit, internal control procedures as well as risks relating to the completeness of information disclosure.

Conclusion

In accordance with the results of audit of financial and business activity of OJSC NWT in 2006, financial (accounting) reports of OJSC NWT for 2006, credibility of the data contained in the annual report of the Company, the Audit Commission deems that:

1. The accounting reports of the Company ensure the credible reflection of assets and liabilities as of December 31, 2006 and financial results of the Company for the period from 1st January to 31st December 2006 according to the requirements of Federal Law No. 129-FZ of November 21, 1996 "On Accounting" (as amended) and RF Finance Ministry's normative acts effective in 2006.

2. The financial and business activity of the Company during the audited period was carried out in accordance with effective Russian legislation, Charter of the Company.

3. The annual report submitted by the Company contains credible data in its substantial provisions to be reflected in accordance with legislation.

Chairperson of the Audit Commission of OJSC NWT	R.K. Aksyaitov
Members of the Audit Commission of OJSC NWT	Ye.S. Yerofteyeva S.N. Kosarev S.V. Podosinov N.P. Utina T.A. Chernikova

APPENDIX TO THE ACCOUNTING BALANCE SHEET

			CODES
		Form No.05 under OKUD	0710005
as of	31st December 2006	Date (year, month, day)	
Organization	OJSC North-West Telecom (Inter - regional Company)	under OKPO	01166228
Taxpayer's Identification Number	7808020593	TIN	7808020593
Area of activities	communication	under OKVED	64.20.11, 12, 22, 3,21; 55.23.1, 5
Organizational & legal form/Form of ownership:	Open Joint-Stock Company	under OKOPF/OKFS	47/34
Unit of measurement:	RUR thousand	under OKEI	384

1. Intangible assets

Index	Index code	Line code	As of the start of the year under report	Received	Retired	As of the end of the year under report
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights to results of intellectual property)	010	**101**	387		(303)	84
including: those of a patent holder - to an invention, industrial design, utility model	011	102				
those of a title holder – to software programmes and databases	012	103	303		(303)	
those of an owner - to the trademark, service mark, and name of the place of goods origin	014	104	84			84
other	015	105				
Other	040	106				
Total		**110**	387		(303)	84

Index	Index code	Line code	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4
Depreciation of Intangible Assets - total	050	**120**	319	25
including: *those of a patent holder - to an invention, industrial design, utility model*		121		
those of a title holder – to software programmes and databases		122	304	
those of an owner - to the trademark, service mark, and name of the place of goods origin		123	15	25
other		124		

2. Fixed assets

Index	Index code	Line code	As of the start of the year under report	Received	Retired	As of the end of the year under report
1	1a	2	3	4	5	6
Buildings		201	4 985 362	134 209	(38 485)	5 081 086
Facilities and transmission devices		202	10 258 781	1 410 905	(123 178)	11 546 508
Machines and equipment		203	18 848 885	2 206 764	(511 292)	20 544 357
Transport facilities		204	355 665	31 074	(22 733)	364 006
Computing and office facilities		205	1 417 486	352 997	(101 470)	1 669 013
Housing stock		206	23 339		(6 886)	16 453
Land plots and nature management sites		207	18 464	197		18 661
Other types of fixed assets		208	611 426	98 503	(68 481)	641 448
Total		**210**	36 519 408	4 234 649	(872 525)	39 881 532

Index	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
Depreciation of fixed assets - total	140	**220**	14 536 169	16 438 680
including: *buildings*		221	1 176 776	1 232 697
facilities and transmission devices		222	4 776 013	5 139 287
machines and equipment		223	7 167 329	8 485 640
transport facilities		224	205 223	220 784
Computing and office equipment		225	769 258	936 393
Other types of fixed assets		226	441 570	423 879

Index	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
From line 210: leased out fixed asset objects - total		**230**	224 472	269 321
including: Building		231	206 045	251 607
facilities and transmission devices		232	1 255	1 566
machines and equipment		233	4 806	5 276
transport facilities		234	1 817	1 288
Other types of fixed assets		235	10 549	9 584
From line 210: laid up fixed asset objects		240	5 329	27 806

FOR REFERENCE	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
Result from revaluation of fixed asset objects		**250**		x
initial (replacement) value	171	251		x
depreciation	172	252		x
Fixed assets items leased - total		**260**	1 791 566	1 757 604
including: Building		261	194 794	217 065
facilities and transmission devices		262	368 609	371 265
machines and equipment		263	245 993	195 191
transport facilities		264	31 087	24 857
Other types of fixed assets		265	951 083	949 226
Real estate sites that are in operation and included in fixed assets prior to title registration		270	2 375 878	3 215 065

3. Profitable investment in stocks of materials and capital equipment

Index	Index code	Line code	As of the start of the year under report	Received	Retired	As of the end of the year under report
1	1a	2	3	4	5	6
Property for leasing out		301				
Property provided under a hire contract		302				
Other		303				
Total		**310**				

Index	Index code	Line code	As of the start of the year under report	As of the end of the year under report
1	1a	2	3	4
investment in stocks of materials and capital equipment		311		

4. Expenses for research, design and process work

Type of work name	Index code	Line code	Beginning Beginning of the year under report	Received	Written off	As of the end of the year under report
1	1a	2	3	4	5	6
Completed R&D works, the results of which are used for production or managerial needs of the Company	310	400				

FOR REFERENCE	Index code	Line code	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4
Total amount of expenses for research, design and process work in progress	320	401		

FOR REFERENCE	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	3	4
Total amount of expenses included in expenses for normal operation		402		
Total amount of expenses for research, design and process work, that have not yielded results and have been included in other expenses		403		

5. Financial Investment

Index	Index code	Line code	Long-term: As of the start of the year under report	Long-term: As of the end of the period under report	Short-term: As of the start of the year under report	Short-term: As of the end of the period under report
1	1a	2	3	4	5	6
Contributions to authorized capitals of other organizations – total	510	501	225 377	215 957		
including: those of subsidiaries and associate companies	511	502	183 656	176 386		
State, municipal and external organization's bonds	515	503				
Promissory notes	520	504			11 544	
Granted loans	525	505	176			
Deposits	530	506			1 033 550	
Other	535	507		5 263		
Total	540	**510**	225 553	221 220	1 045 094	
In the total amount – financial investment having the current market value: Contributions to authorized capitals of other organizations – total	550	511				
including: those of subsidiaries and associate companies	551	512				
State, municipal and external organization's bonds	555	513				
Promissory notes	560	514				
Other	565	515				
Total	570	**520**				
FOR INFORMATION For financial investment having the current market value, the change of value as a result of value adjustment	580	521				

Normal operation expenses (by cost elements)

Index	Index code	Line code	For the year under report	For the previous year
1	1a	2	3	4
Material expenses	710	601	(3 927 328)	(5 530 201)
Expenses for wages	720	602	(5 288 145)	(5 578 050)
Deductions for social needs	730	603	(1 169 162)	(1 220 630)
Depreciation	740	604	(2 495 225)	(1 964 869)
Other expenses	750	605	(2 618 819)	(2 348 963)
Total for elements of expenses	760	**610**	(15 498 679)	(16 642 713)
Balance change (accretion [+], reduction [-]): of production-in-progress	765	621	423	299
of deferred expenses	766	622	111 366	89 424

7. Guarantees

Index	Index code	Line code	As of the start of the year under report	As of the end of the period under report
1	1a	2	3	4
Received guarantees - total		**710**	28 713	417 835
including: guarantees of banks		711		
warranties of third parties		712		
notes		713		
pledged property		**714**	28 713	27 476
including: fixed asset objects		715		
securities and other financial investment		716		
other property		717	28 713	27 476
other		718		390 359
Issued guarantees - total		**720**	3 377 337	2 315 078
including: warranties of third parties		721	695 148	268 315
notes		722		
pledged property		**723**	2 682 189	1 656 404
including: fixed asset objects		724	2 682 189	1 656 404
securities and other financial investment		725		
other property		726		
other		727		390 359

8. State Aid

Index	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
Budgetary funds received in the year under report - total	910	**810**		
including: Funds for capital expenditure financing		811		
Funds for current expenditure financing		812		

Index	Index code	Line code	As of the start of the year under report	Received for the period under report	Repaid for the period under report	As of the end of the period under report
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**				
Funds for capital expenditure financing		821				
Funds for current expenditure financing		822				

CEO __________ V.A. Akulich
(signature) (name)

Chief Accountant____________ M.M. Semchenko
(signature) (name)

24th April 2007

(c) GVC

Version 1.1

Accounts and Reports

The name of an enterprise (structural division)	OJSC North-West Telecom (Inter - regional Company)
Document code	02
Enterprise code	50012
Head of an enterprise (structural division)	V.A. Akulich
TIN	7808020593

Selection:

Code Name of an enterprise

50012 ОАО "Северо-Западный Телеком" (МРК)

OK

Structural division code	50012

Prototype code (2 symbols)	01
Form (2 symbols)	04
Subsystem (3 symbols)	492
Year (4 symbols)	2006
Month (2 symbols)	12

Проверка заполнения титульного листа (TITUL)

Executed by:	EV Ivanova
Contact telephone:	812 719 90 55
Date of making up the report	22.02.2007

Extra information	

Unit of measurement:	**RUR thousand**

(c) GVC

Version 1.1

Accounts and Reports

The name of an enterprise (structural division)	OJSC North-West Telecom (Inter - regional Company)
Document code	02
Enterprise code	50012
Head of an enterprise (structural division)	V.A. Akulich
TIN	7808020593

Selection:

Code Name of an enterprise

50012 ОАО "Северо-Западный Телеком" (МРК)

OK

Structural division code	50012

Prototype code (2 symbols)	01
Form (2 symbols)	03
Subsystem (3 symbols)	492
Year (4 symbols)	2006
Month (2 symbols)	12

Проверка заполнения титульного листа (TITUL)

Executed by:	EV Ivanova
Contact telephone:	719 90 55
Date of making up the report	

Extra information	

Unit of measurement:	**RUR thousand**

(c) GVC

Version 1.1

Accounts and Reports

The name of an enterprise (structural division)	OJSC North-West Telecom
Document code	02
Enterprise code	50012
Head of an enterprise (structural division)	V.A. Akulich
TIN	7808020593

Selection:

Code Name of an enterprise

50012 ОАО "Северо-Западный Телеком" (МРК)

OK

Structural division code	50012

Prototype code (2 symbols)	01
Form (2 symbols)	02
Subsystem (3 symbols)	492
Year (4 symbols)	2006
Month (2 symbols)	12

Проверка заполнения титульного листа (TITUL)

Executed by:	EV Ivanova
Contact telephone:	812 719 90 55
Date of making up the report	

Extra information	

Unit of measurement:	**RUR thousand**

(c) GVC

Version 1.1

Accounts and Reports

The name of an enterprise (structural division)	OJSC North-West Telecom
Document code	02
Enterprise code	50012
Head of an enterprise (structural division)	V.A. Akulich
TIN	7808020593

Selection:

Code	**Name of an enterprise**
50012	ОАО "Северо-Западный Телеком" (МРК)

OK

Structural division code	50012

Prototype code (2 symbols)	01
Form (2 symbols)	01
Subsystem (3 symbols)	492
Year (4 symbols)	2006
Month (2 symbols)	12

Проверка заполнения титульного листа (TITUL)

Executed by:	EV Ivanova
Contact telephone:	812 715 90 22
Date of making up the report	

Extra information	

Unit of measurement:	**RUR thousand**

RECEIVED

2007 JUN 19 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXPLANATORY NOTE

to Accounts and Reports

of the Open Joint-Stock Company

North-West Telecom

for the year 2006

1. Contents

(in thousand roubles, unless specified otherwise)

2. General information (The audit was not carried out in respect of data set forth in this clause)

The Open Joint-Stock Company North-West Telecom, abbreviated name OJSC N.W.Telecom, INN (tax-payer's identification No.) 7808020593, (hereinafter referred to as the Company) was registered on 06th May 2005 by the Registration Chamber of the St. Petersburg Administration under registration No. 1027809169849. The Company's personnel number as of 31st December 2006 was 26,777 (31st December 2005 – 31,979). The Company is registered at the address: 14/26, ul. Gorokhovaya, St. Petersburg, 191186.

The basic areas of the Company's business are:

- local and intra-zone telephone communication services;
- settlements with users for long-distance and international communication services on the basis of contracts on behalf and for the account of communication operator providing long-distance and international communication services;
- provision of connections via the Licensee's mobile radio communication network in the range of 450 MHz for the reception (transmission) of voice and non-voice information with continuous communication in the service provision irrespective of subscriber's location, among other things, when he/she/it is in motion;
- - provision of mobile radio telephone communication services in public communication networks (trunking);
- - provision of mobile radio telephone communication services in public communication networks (of ALTAY type);
- Services of mobile radio communication in public communication networks;
- rendering communication services related to providing communication channels, ensuring that a subscriber and/or a user is provided with the technical opportunity of transferring data via channels and routes in analog and digital transmission systems of cable, aerial, radio relay and satellite communication lines;
- telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);
- data transmission services;
- telephone communication services using technical facilities of an intelligent communication network;
- telegraph communication services (including the “Telegram” service and the AT/Telex network services);
- services of TV and sound programmes delivery via a cable TV network.
- services of sound programmes broadcasting over the wired radio network;
- TV broadcasting services using transmitting facilities;
- broadcasting services using transmitting facilities;
- local telephone communication services using radio access equipment.

Data on Register Holder (Registrar)

(in thousand roubles, unless specified otherwise)

Name: Open Joint-Stock Company "United Registration Company" (OJSC URC)
Location: 70, ul.Pyatnitskaya, Moscow, 113095
Mailing address: POB 162, Moscow, 107078
No. of license: №10-000-1-00314
Date of license issue: 30.03.2004
Validity period: without limitation of the validity period.
Authority issuing the license: License of the Federal Commission for the Securities Market of Russia for keeping a register:

Data on the Auditor

Name: Limited Liability Company "Ernst & Young"
Location: 77, Sadovnichesaya nab., building 1, Moscow, 115035, Russia
Location of the branch in St. Petersburg: 23A, ul. Malaya Morskaya, St.Petersburg, 190000, Russia
Mailing address: 77, Sadovnichesaya nab., building 1, Moscow, 115035
E-mail: moscow@ru.ey.com
Data on Auditor's license: Auditor's license:
No. of license: E002138
Date of issue: 30.09.2002
Validity period: 5 years
Authority issuing the license: RF Ministry of Finance

The Company's Board of Directors consists of:

Chairperson of the Board of Directors:

- Alexandr Nikolayevich Kiselev - General Manager, OJSC Svyazinvest

Members of the Board of Directors:

- Vladimir Alexandrovich Akulich – General Manager of OJSC N.W.Telecom
- Konstantin Vladimirovich Belyayev – Deputy Chief Official of the Directorate in charge of assets management, CJSC "Telecom System"
- Alexandr Alexandrovich Gogol - Rector, Bonch-Bruyevich Saint Petersburg State University of Telecommunications
- Alexandr Vyacheslavovich Ikonnikov - Chairperson of the Supervisory Board of the Association of Independent Directors
- Dmitry Vladimirovich Levkovsky, Advisor, NCH Advisors, Inc.
- Oleg Mikhaylovich Mikhaylov - Director of Information Support Department, OJSC Svyazinvest
- Irina Mikhailovna Ragozina, Councellor of General Manager, OJSC Svyazinvest
- Ivan Ivanovich Rodionov - Professor of the Corporate Economics and Finance Chair, The State University "Higher School of Economics"
- Lyubov Stepanovna Timoshenko - Director, Department of State Policy in the Field of Financial and Investment Operation, Ministry of Informatization and Communication of Russia
- Valery Nikolayevich Yashin - Chief Official of the Directorate in charge of assets management, CJSC "Telecom System"

The Company's Management Board consists of:

- Vladimir Alexandrovich Akulich – General Manager of OJSC N.W.Telecom
- Oleg Viktorovich Popov – Deputy General Manager, Commercial Manager of OJSC N.W.Telecom
- Yury Alexandrovich Pochekin – Regional Manager, Director of the Vologda Branch of OJSC N.W.Telecom
- Oleg Anatolyevich Semanov– Deputy General Manager, Technical Manager of OJSC N.W.Telecom
- Maya Mikhailovna Semchenko – Chief Accountant of OJSC N.W.Telecom
- Irina Vladimirovna Tambovskaya – Director of Human Resources Management Department of OJSC N.W.Telecom
- Leonid Zigmundovich Tufrin – Regional Manager, Director of the St.Petersburg Branch of OJSC N.W.Telecom
- Venera Adykhamovna Khusnutdinova – Deputy General Manager, Economics and Finance Manager of OJSC N.W.Telecom
- Grigory Borisovich Chernyak – Deputy General Manager in charge of of property management and general issues of OJSC N.W.Telecom
- Vladimir Ivanovich Shumeyko – First Deputy General Manager of OJSC N.W.Telecom

The Auditing Committee of the Company consists of:

- Ruslan Kyarimovich Aksyaitov - Deputy Chief Accountant, Head of the Division of the Accounting Department, OJSC Svyazinvest
- Yekaterina Sergeyevna Yerofteyeva - Deputy Director, Head of the division, Department of Economic and Rate Policy, OJSC Svyazinvest
- Sergey Ninelevich Kosarev - Deputy Director of the Department of Telecommunications of OJSC Svyazinvest
- Sergey Vladimirovich Podosinov - Head of the division, Internal Audit Department of OJSC Svyazinvest
- Ivan Vladimirovich Topolya - Manager, Corporate Finance Department, Deloite and Touche CIS
- Natalia Petrovna Utina - Head of the division, Department for Economic Planning and Budgeting, OJSC Svyazinvest
- Tamara Alexeyevna Chernikova - Head of the division, Finance Department, OJSC Svyazinvest

(in thousand roubles, unless specified otherwise)

3. Accounting Policy

These accounts and reports of the Company have been prepared on the basis of the following accounting policy.

Basic approaches towards preparing annual accounts and reports

Accounts are kept by the Company in compliance with the Federal Law No. 129-FZ of 21st November 1996 "On Accounting" (with amendments as of 23rd July 1998, 28th March, 31st December 2002, 10th January, 28th May, 30th June 2003, 03rd November 2006) and the "Provisions on Accounting and Reporting in the Russian Federation", approved by the Order of the Ministry of Finance of Russia, of 29.07.98, No. 34n (with amendments as of 30th December 1999, 24th March 2000, 18th September 2006), as well as other active provisions on accounting.

The Company's accounts and reports for the year 2006 have been prepared proceeding from an assumption that the Company will continue its operasions in the foreseeable future, and it had no intention or need of liquidating or essentially reducing the operations, and, therefore, the obligations would be repaid in time according to the established order.

Assets and Liabilities in Foreign Currency

In the accounting of economic operations performed in foreign currencies, the official foreign currency to rouble exchange rate as of the day of the operation was applied. Monetary assets and liabilities, the value of which is expressed in terms of a foreign currency, are recorded in the accounts and reports in amounts calculated on the basis of the official currency exchange rates established by the Central Bank of the Russian Federation as of the dates under report (in roubles per currency unit):

Currency	31st December 2005	31st December 2006
US dollars	28,7825	26,3311
Euros	34,1850	34,6965

The exchange rate differences that arose during the year in respect of operations with assets and liabilities and in their re-calculation as of the date of report shall be included in the other income and expenses.

In the cash flow report, the ruble equivalent of the currency balance as of the beginning of the year and foreign currency flow during the year are calculated at the official currency exchange rate effective as of December 31, 2006, and the comparable data is calculated at the official currency exchange rate effective as of December 31, 2005, respectively.

Short-Term and Long-Term Assets and Liabilities

Assets (liabilities) have been included in short-term assets or liabilities in the accounts and reports, provided their circulation (retirement) period does not exceed 12 months after the reporting date. All other assets and liabilities are presented in the accounts and reports as long-term assets or liabilities.

Intangible Assets

Intangible assets include exclusive rights to intellectual property (exclusive copyright in the computer programme and the trademarks).

In the accounts and reports, the intangible assets are shown at the initial value less the depreciation accumulated for the entire time of use.

The value of assets transferred or to be transferred is considered as the initial cost of intangible assets acquired in exchange for goods (values) other than money. The said value was established proceeding from the price, at which the Company normally determined the value of similar goods (values) under comparable circumstances.

The value of intangible assets shall be retired by charging depreciation deductions by the linear method during the established useful life. The useful life shall be defined by a specialy appointed commission and approved in the established procedure on the basis of the expected time of use of the property, in which the Company intends to get a benefit (earnings) from its use.

Fixed Assets

Fixed assets were accepted for accounting at the initial value.

The initial value of the fixed assets acquired on the paid basis shall be determined as the sum total of the actual costs of the Company for acquisition, construction and manufacturing less the value added tax and the other reimbursable taxes (except for the cases provided for by the legislation of the Russian Federation).

The value of assets transferred or to be transferred shall be considered as the initial cost of fixed assets acquired in exchange for goods (values) other than money. The said value was established proceeding from the price, at which the Company normally determined the value of similar goods (values) under comparable circumstances.

In the balance sheet, the fixed assets are shown at the initial (replacement) value less the depreciation accumulated for the entire time of operation.

Recorded as fixed assets are real estate items commissioned and actually used prior to State registration of the title of ownership to such items.

Depreciation of fixed assets shall be calculated by the linear method according to the adopted useful life time.

production buildings	-	from 5 to 70 years
facilities and transmission devices	-	from 10 to 30 years
communication equipment	-	from 3 to 20 years
transport facilities	-	from 3 to 15 years
computing and office facilities	-	from 3 to 5 years
other facilities	-	from 3 to 7 years

Depreciation shall not be calculated for land plots.

Depreciation shall not be calculated for housing facilities and external improvements commissioned prior to 2006. For similar facilities commissioned in 2006, depreciation shall be calculated in the common procedure.

Costs of all kinds of repairs are included in the expenses for normal activities of the period under report. No reserve of forthcoming costs of fixed assets repairs has been created.

The interest on credits and loans used for the funding of the acquisition (construction) of such facilities, calculated before the fixed asset units were accepted for accounting, are included in their initial cost. The interest calculated after the fixed asset units were accepted for accounting, are recorded in the profit and loss report within operating expenses.

The useful life of fixed assets shall be determined by the fixed assets acceptance commission and approved by the Company's General Manager.

Items of fixed assets, the value of which does not exceed 10,000 roubles per unit, as well as books, brochures and the like editions, acquired starting from 01.01.02, shall be written off to production costs (expenses for sale) as they are released to production or operation using account 02 "Depreciation of fixed assets". To ensure safety of such objects in the production or operation, the Company shall exercise a proper control over their flow on account 01 "Fixed Assets".

Finance Investment

Financial investment, for which the current market value is not determined, is shown in the balance sheet according to its initial value.

Initial value of financial investment:

- acquired on the paid basis, has been determined as the sum total of the actual costs of the Company for acquisition,
- acquired under contracts providing for fulfillment of obligations (payment) otherwise than in monetary funds has been determined as the value of the assets transferred by the Company,
- in the form of investment in capitals of subsidiaries, associate and other companies makes a monetary value agreed upon by promoters (participants) of such companies.

Financial investments, for which a steady material value decrease has been recognized as of the end of 2006, are shown in the balance sheet less the reserve provided for financial investment depreciation. The amount of the reserve is recorded as other costs' increase.

Financial investments, for which the organizer of trade in the securities market determined the market price in compliance with the established procedure, are shown in the accounts and reports according to the current market value as of 31st December 2006 by adjustment of their evaluation. The amount of the adjustment has been recorded as part of the increase in the other income (loss).

For sale and other withdrawal of securities, for which the current market value is not determined, evaluation of retiring issued securities was carried out by the method of the value of the first securities that were acquired (FIFO), while evaluation of retiring non-issued securities was carried out according to the actual value of each paper.

Inventories

Inventories shall be accepted for accounting at the actual price, which is deemed to mean here the following:

- When inventories are purchased for compensation – the sum of actual costs of such purchase including the costs of bringing the inventories to a condition, in which they are fit fir use, less the value added tax and other refundable taxes;
- when inventories are made by the organization itself – the total of actual costs related to their production;
- when inventories are contributed as investment in the authorized capital of the Company – the monetary evaluation agreed upon by the founders of the Company taking into account the requirements of the Law "On Joint-Stock Companies";
- when inventories are received by the organization under a contract of donation or on a gratuitous basis or remain from retirement of fixed assets and other property - the current market value as of the date of accepting for accounting;
- when inventories are received under contracts providing for execution of obligations (payment) in non-monetary funds – the value of assets transferred or to be transferred by the Company.

Goods in retail trade shall be shown in the accounting at the selling prices.

Recorded as inventories shall be any assets purchased starting from 2006 and complying with the terms specified in Clause 4 of Accounting Rules 6/2001 "Cash Accounting", their value not exceeding 10,000 rubles per unit.

Retiring inventories (except for precious metals) shall be evaluated at the average cost.

Precious metals shall be retired at the prime cost of each unit.

Deferred expenses

Expenses incurred by the Company in the year under report, but related to later reporting periods, shall be recorded as deferrals. Such expenses shall be written off according to their purpose uniformly during the periods, to which they relate.

Any deferred expenses related to purchase and implementation of software products and databases subject to writing off later than 12 months after the reporting date are shown in the balance sheet as "other non-circulating assets".

Indebtedness of Buyers and Customers

Buyers' and customers' debts shall be recorded in the accounts and reports, taking into account the VAT paid to the budget after receiving the payment of accounts receivable and shall be determined proceeding from the prices established by contracts between the Company and the buyers (customers) taking into account all discounts (extra charges) provided by the Company. Debts unlikely to be exacted were written off from the balance sheet as they were recognized as such.

Buyer's debts for any sold services, work, goods, products, fixed assets, inventories, and other property, where not repaid within the dates specified in the contracts and not covered by appropriate guarantees, are shown less the doubtful debt reserve.

The amount of the reserve is determined separately for each debt based on an inventory, depending on debtor's solvency and debt repayment probability.

As an individual analysis of each doubtful debt is impossible for communication services at communication enterprises because of the large number of subscribers, the reserve shall be created in the amount of 100% of the total debt for all unpaid debts in respect of communication services, the payment of which was outstanding 90 and more days as of the date of creating the reserve. No reserve shall be created for debts, the payment of which is delayed by less than 90 days.

The debt of social protection agencies to recompense the costs related to granting communication service benefits is reserved after an inventory of the debt under agreements (arrangements) with the social protection agencies.

Doubtful debt reserves are taken into account as the increase of other expenses.

Added and Reserve Capital

The additional capital has been formed through the increase in the value of fixed assets, determined during revaluation, and the seigniorage gained as a result of selling Company's shares at a price exceeding their par value.

The Company shall form capital reserves intended for covering its losses, for retirement of bonds and redemption of the Company's shares. Capital reserves shall be formed from the net profit of the Company.

The Company shall form a Reserve Fund to the amount provided for by the Company's Articles of Association, but not less than 5% of the Company's Articles of Association.

Dividends to be distributed shall be considered as liabilities and deducted from the sum total of the capital as of the date under report only in case they are stated before the date under report inclusive. Dividends to be distributed stated after the date under report shall be diclosed in the reporting as events after the the date under report.

Credits and Loans Received

The Company shall transfer the long-term debt in respect of received credits and loans to the short-term debt 365 days before the principal debt amount re-payment according to the contract of loan and/or credit.

As of each reporting date, the Company shall convert ther value of credits and loans denominated in foreign currency and/or conventional units. Any differences obtained in such conversion shall be recorded as "other costs".

Interests on received credits and loans directy used for purchase or building of investment assets shall be recorded as an increase in the value of such investment assets up to the date of their inclusion in the fixed assets.

Any extra expenses incurred in connection with receiving credits or loans include costs connected with:

- providing legal and consulting services to the Company;
- agent services to the Company related to floating acceptance credits and bonded debts,
- conducting expert examinations;
- consumption of communication services;
- other expenses immediately connected with receiving loans in the monetary form.

Extra expenses related to receiving loans or credits, or floating loan obligations, are recognized by the Company as expenses of the period, in which the said costs were incurred.

Interest on received credits (loans) shall be charged on a monthly basis according to the procedure established in the agreement.

For loans obtained in the monetary form and through issuing own notes of the Company, the amount of the discount due to the noteholder shall be included in the deferrals, with subsequent writing off to other expenses on the monthly basis in equal parts during the notes circulation period.

For loans received in the monetary form and attracted by issuing Company's bonds, in case of sale of issued bonds at a price differing from their face value (with a discount), the amount of the discount is included in deferred expenses, with subsequent writing off to other expenses on a monthly basis in equal parts during the bonds circulation period.

Profit Tax Settlements

The Company shall calculate and show in accounts and reports deferred tax assets and liabilities in respect of the profit tax to be repaid in subsequent reporting periods.

Deferred tax assets and liabilities are to be calculated in respect of temporary differences presented by the income and expenses forming the accounting profit (loss) in one reporting period and the taxable base in respect of the profit tax in other reporting periods.

Deferred tax assets are the part of the deferred profit tax, that must result in a reduction of the profit tax to be paid to the budget in the period that follows the period under report or in subsequent periods under report. They are determined by applying the profit tax rate established by the legislation of the Russian Federation on taxes and fees to the deducted temporary differences that have been formed in the period under report.

Deferred tax liabilities are the part of the deferred profit tax, that must result in an increase of the profit tax to be paid to the budget in the period that follows the period under report or in subsequent periods under report. They are determined by applying the profit tax rate established by the legislation of the Russian Federation on taxes and fees to the taxable temporary differences that have been formed in the period under report.

The current profit tax shall be the tax for the purposes of taxation, calculated in compliance with chapter 25 of the Tax Code of the Russian Federation, determined in the accounts and reports proceeding from the value of the conventional profit tax and adjusted by the amounts of constant tax assets and liabilities, as well as deferred tax assets and liabilities of the period under report.

The current profit tax shall be considered in the accounts and reports as a liability to the budget, equal to the unpaid value of the profit tax.

The conventional expenses (income) in respect of the profit tax shall be calculated as the product of the accounting profit (loss) multiplied by the profit tax rate established by the legislation of the Russian Federation on taxes and fees.

Overpayments of the profit tax that have been effected to the budgets of entities of the Russian Federation and to local territorial budgets are shown within the accounts receivable.

Recognizing the Income

Receipts from sales of products and from provision of services shall be recognized by the accrual concept, i.e. as services are provided, and shall be recorded in accounts and reports less the value added tax and discounts provided to buyers.

Receipts from sales of products on the conditions of barter shall be determined according to the cost of valuables received or to be received by the Company, calculated proceeding from the prices at which the Company normally determines the cost of similar valuables under comparable circumstances.

Income from leasing out Company's property is included in the income from normal activities.

Dividend within other income shall be recognized as it is stated.

Recognizing the Expenses

The complete production prime cost of provided services, performed jobs and sold products shall be calculated by the Company without separation of managerial or commercial expenses.

Normal activities expenses are formed in the amount calculated in the monetary terms and equal to the value of payment in the monetary or other form or the value of accounts payable.

Accounting of expenses related the Company's activities is provided as per Order No. 54 of the RF Ministry of Informatization and Communication "On Approval of the Procedure of Separate Accounting by Telecommunication Operators of Receipts and Expenditures Related to Their

(in thousand roubles, unless specified otherwise)

Activities, Communication Servicers Provided, and Parts of Telecommunication Networks Used in Such Services" dated May 2, 2006.

Reserves for forthcoming costs

The Company shall create the following reserves for forthcoming costs:

- for forthcoming payment for leaves to the employees;
- for payment for the year business results;
- for payment of remuneration (bonuses) for the quarterly business results;
- for payment of remuneration (bonuses) for the monthly business results which are to be paid for the previous month;
- for payment of remuneration (quarterly, annual) to the Company's managerial officials.

Expenses for Pension Insurance

Social deductions are made in the form of payment of a single social tax calculated by the Company at the regressive rate specified in Article 241 (1) of the Russian Federation Tax Code. The assessment basis of the single social tax is defined as the sum of labor remuneration and other compensations to each employee. The Company shall pay the single social tax amounts to three governmental extra-budgetary funds, the Pension Fund of the Russian Federation, the Social Insurance Fund of the Russian Federation, and the Mandatory Medical Insurance Fund of the Russian Federation. Social deductions are made by paying a single social tax calculated by the Company at a regressive rate (from 26% to 280 + 2% from any amount exceeding 600) applicable to the sum of labor remuneration and other compensations to each employee. The Company transfers the amounts of the single social tax to the three social funds (governmental social fund, social insurance fund, and medical insurance fund), with deductions to the pension fund making from 14% to 280 + 56.8% of any amount exceeding 600 subject to the annual sum of payments and compensations to each employee. The contributions are recorded as current expenses as they are calculated.

The Company participates in the programme of one-time welfare pays (within one salary) to the Company's employees in case of their retirement. This programme embraces the majority of the Company's employees and does not provide for any special fund creation. The amounts of pays depend on the number of years of employment before the retirement.

Besides, the Company takes part in the pension programme in the framework of non-governmental provision of pensions. The amounts of the dues to be paid are determined on the annual basis and are included in expenses as they arise. See clause 11 of this Explanatory Note.

Changes in the Accounting Policy for the Year 2006

The accounting policy applied in 2006 is similar to that used in the preceding fiscal year, except that a doubtful debt reserve was charged under advances distributed and other accounts receivable.

In 2006, the Company, for discretion purposes, charged a doubtful debt reserve under advances paid to suppliers where the probability of receiving any assets (services) was doubtful, and under other accounts receivable where repayment of the full amount of the debt was found unlikely. The reserve size was assessed individually as applied to debtors that were material in themselves. The reserve generation costs were recorded as "other expenses".

Since the Company did not build any doubtful debt reserves under advances paid to suppliers and under other accounts receivable in 2005, the Company, in order to ensure the principle of comparability of accounting indicators, updated the comparable data in the balance sheet, profit and loss statement, and equity changes report for 2006.

Changes in the Accounting Policy for the Year 2007

In 2007, in accordance with the new edition of the Accounting Provisions "Accounting of Assets and Liabilities Denominated in Foreign Currencies" (PBU 3/2006) approved by Order No. 154н of the Russian Federation Ministry of Finance dated November 27, 2006, accounting of assets and liabilities whose value is denominated in a foreign currency, and to be paid in rubles, is changed.

According to the new rules, for the reporting purposes, any assets in calculations whose value is denominated in a foreign currency, and to be paid in rubles, shall be converted into rubles at the official foreign currency exchange rate set by the Russian Federation Central Bank as of the reporting date, or at another exchange rate to be agreed in a contract.

No other amendments able to materially affect the financial reporting will be made in the 2007 accounting policy.

(in thousand roubles, unless specified otherwise)

4. Comparative Data

Comparative data in the Company's accounts and reports for the year 2006 have been formed by the adjustment of the data of accounts and reports for the year 2005 in order to bring them in line with the accounting and reporting indices for the year 2006.

Changes in the Initial Balance Sheet as of 1st January 2006:

Line code	Item of balance sheet as of 31.12.2005	Item of balance sheet as of 01.01.2006	Discrepancies	Comments
1	2	3	4	5
150	2,052,237	2,052,830	593	the doubtful debt reserve as of 31.12.2005 charged – 2,499, changes in methodology of making up Form 1 – transferred from lines 242, 232 – 3,092
190	25,240,968	25,241,561	593	the doubtful debt reserve as of 31.12.2005 – 2,499, changes in methodology of making up Form 1 – transferred from lines 242, 232 – 3,092
230	56,758	56,561	(197)	advances distributed under leasing payments, transferred to line 150 in the amount of 197
232	197		(197)	advances distributed under leasing payments, transferred to line 150 in the amount of 197
240	1,591,777	1,587,336	(4,441)	changes of sum totals in lines 242, 243
242	82,079	78, 831	(3,248)	advances distributed under leasing payments (less than 12 months) were transferred from accounts receivable to other non-current assets (to line 150) – 828., changes in methodology of making up Form 1 – 2,069, doubtful debt reserve charged under advances - 351
243	325,872	324,679	(1,193)	doubtful debt reserve for other accounts receivable charged – 1,193
290	4,313,219	4,308,581	(4,638)	changes of sum totals in lines 242, 243
300	29,554,187	29,550,142	(4 045)	changes in reserve for advances and other accounts receivable
460	6,847,607	6,843,562	(4,045)	changes in reserve for advances and other accounts receivable
490	16,111,044	16,106, 999	(4,045)	changes in opening balance in connection with charging reserve for advances distributed
700	29,554,187	29,550,142	(4,045)	changes in opening balance in connection with charging reserve for advances distributed
901	847,905	1,791,566	943,661	including leased land plots into the leased fixed assets
905	21,473	28,713	7,240	adjustment of value for pledged apartments

(in thousand roubles, unless specified otherwise)

Changes in the Comparative Information for the year 2005 in the Profit and Loss Report

Line code	Column 3 of form 2 for the year 2005	Column 4 of form 2 for the year 2006	Discrepancies (col. 4 – col. 3)	Comments
1	2	3	4	5
020	16,572,811	16,642,713	69,902	For the purpose of compatibility with the data for 2006 the following amounts have been included in the prime cost: agency fee for payment collection by banks – 67,189, mobilization reserve – 1,683, contribution to NPF – 1,030.
050	3,810,675	3,740,773	(69,902)	For the purpose of compatibility with the data for 2006 the following amounts have been included in the prime cost: agency fee for payment collection by banks – 67,189, mobilization reserve – 1,683, contribution to NPF – 1,030.
090	1,188,108	1,743, 760	555,652	The Form 2 for 2006 has been changed, this line include also income from sources other than sales and extraordinary income – 556,316, calculated difference in the amount of doubtful debt reserve for advances and other accounts receivable shown.
100	1,463,300	2,101,324	638,024	The Form 2 for 2006 has been changed, this line include also income from sources other than sales and extraordinary income – 707,926. For the purpose of compatibility with the data for 2006 the following amounts have been included in the prime cost: agency fee for payment collection by banks – 67,189, mobilization reserve – 1,683, contribution to NPF – 1,030.
120	555,059	X	555,059	The Form 2 for 2006 has been changed – this line is included in other income
130	703,348	X	703,348	The Form 2 for 2006 has been changed – this line is included in other expenses
140	2,829,240	2,825,255	(3,985)	Changes of total indices in connection with the aforementioned re-classifications
160	1,847,456	X	1,847,456	The Form 2 for 2006 has been changed
170	1,257	X	1,257	The Form 2 for 2006 has been changed – this line is included in other income
180	4,578	X	4,578	The Form 2 for 2006 has been changed – this line is included in other expenses
190	1,844,135	1,843,471	(664)	Changes in the amount of calculated difference of doubtful debt reserve for advances and other accounts receivable as of 31.12.2005 and 31.12.2004
201	672,401	672,242	(159)	Data changes resulting from the financial result change after calculation of reserve for advances distributed.
202	322,417	322,576	159	Data changes resulting from the financial result change after calculation of reserve for advances distributed.

(in thousand roubles, unless specified otherwise)

Changes in Comparative Data for the Year 2005 related to Appendix to the Accounting Balance Sheet – Form No.5

Line code	Data as of the end of the year 2005	Data as of the start of the year 2006	Discrepancies (col. 3 – col. 2)	Comments
1	2	3	4	5
201	4,982,507	4,985,361	2,854	Re-classification of fixed assets by groups
202	10,196,519	10,258,781	62,262	Re-classification of fixed assets by groups
203	18,971,785	18,848,885	(122,900)	Re-classification of fixed assets by groups
204	345,654	355,665	10,011	Re-classification of fixed assets by groups
205	1,420,575	1,417,486	(3,089)	Re-classification of fixed assets by groups
206	24,075	23,339	(736)	Re-classification of fixed assets by groups
208	559,829	611,426	51,597	Re-classification of fixed assets by groups
221	1,176,701	1,176,776	75	Re-classification of fixed assets by groups
222	4,753,507	4,776,013	22,506	Re-classification of fixed assets by groups
223	7,241,048	7,167,329	(73,719)	Re-classification of fixed assets by groups
224	195,486	205,223	9,737	Re-classification of fixed assets by groups
225	773,958	769,258	(4,700)	Re-classification of fixed assets by groups
226	395,470	441,571	46,101	Re-classification of fixed assets by groups
233	4,879	4,806	(73)	Re-classification of fixed assets by groups
235	10,477	10,550	73	Re-classification of fixed assets by groups
260	847,905	1,791,566	943,661	Including leased land plots into the leased fixed assets
265	7,422	951,083	943,661	Including leased land plots into the leased fixed assets
270	2,040,656	2,375,878	335,222	Adjustment of value for not registered fixed assets
605	2,279,061	2,348,963	69,902	For the purpose of compatibility with the data for 2006 the following amounts have been included in the prime cost: agency fee for payment collection by banks – 67,189, mobilization reserve – 1,683, contribution to NPF – 1,030.
714	21,473	28,713	7,240	Adjustment of value for pledged apartments

In accordance with Orders Nos. 115н and 116н of the Russian Federation "On Amendments to Regulatory Documents on Accounting" dated September 18, 2006, the lines to record income and expenses from sources other than sales and extraordinary income and expenses have been deleted from the Profit and Loss Statement. Due to this, the Company has changed its presentation of comparative data on other income and expenses for 2005. The amounts recorded in 2005 in the deleted Line 120 "Non-Sale Income" and Line 170 "Extraordinary Income" are shown in the 2006 Profit and Loss Statement in Line 090 "Other Income". The data on other expenses is presented similarly.

(in thousand roubles, unless specified otherwise)

5. Analysis and Evaluation of the Balance Sheet Structure, and Profit Dynamics (The audit was not carried out in respect of data set forth in this clause)

Analysis and Evaluation of the Balance Sheet Structure

The analysis of the financial standing of OJSC N.W.Telecom was carried out on the basis of the accounting balance sheet (Form No. 1) and the profit and loss report (Form No.2).

Balance Sheet Assets

The dynamics and structure of the balance sheet assets items in 2006 is given in the following table:

Balance Sheet Assets	Absolute values		Percentage in the total of the balance sheet		Changes		
	01.01.2006	31.12.2006	01.01.2006	31.12.2006	in absolute values	in percentage	Growth rate
1	2	3	4	5	6 = L.3 - L.2	7 = L.5 - L.4	8 = (L.3 - L.2) / L. 2
Property - total	**29,550,142**	**31,990,894**	**100%**	**100%**	**2,440,752**		**8.3%**
1. Non-circulating assets - total	*25,241,561*	*28,731,508*	*85.4%*	*89.8%*	*3,489,947*	*4.4%*	*13.8%*
1.1. Intangible assets	68	59	0.0%	0.0%	-9	0.0%	-13.2%
1.2. Fixed assets	21,983,239	23,442,852	74.4%	73.3%	1,459,613	-1.1%	6.6%
1.3 Capital investment	764,066	1,569,981	2.6%	4.9%	805,915	2.3%	105.5%
1.4. Long-term financial investments	225,553	221,220	0.8%	0.7%	-4,333	-0.1%	-1.9%
1.5 Deferred tax assets	215,805	192,044	0.7%	0.6%	-23,761	-0.1%	-11.0%
1.6. Other non-circulating assets	2,052,830	3,305,352	6.9%	10.3%	1,252,522	3.4%	61.0%
2. Circulationg assets - total	*4,308,581*	*3,259,386*	*14.6%*	*10.2%*	*-1,049,195*	*-4.40%*	*-24.4%*
2.1. Stock including value added tax on acquired values	1,472,782	1,128,445	5.0%	3.5%	-344,337	-1.5%	-23.4%
2.2. Accounts receivable	1,643,897	1,908,849	5.6%	6.0%	264,952	0.4%	16.1%
2.3. Monetary funds and short-time financial investments	1,189,793	221,507	4.0%	0.7%	-968,286	-3.3%	-81.4%
2.4. Other current assets	2,109	585	0.0%	0.0%	-1,524	0.0%	-72.3%

In the period under report the property of OJSC N.W.Telecom increased by 2,440,752 (or 8.3%), amounting to 31,990,894 at the end of the year.

(in thousand roubles, unless specified otherwise)

The bulk of the aggregate assets structure – 89.8% – as of the end of the year are non-current assets, which is related to the specific character of the Company's industry. For the period under analysis the following changes have taken place in the composition of the non-current assets:

- fixed assets grew by 1,459,613 (or 6,6%), the share of fixed assets in the balance sheet total having decreased by 1.1% and amounting to 73.3% as of the end of the year;
- capital investments increased by 805,915 (or 105.5%), their share in the balance sheet total having grown from 2.6% to 4.9%;
- the amount of long-term financial investments has decreased as compared to the previous year: from 225,553 to 221,220 (or by 1.9%) their share in the balance sheet total having decreased by 0.1% and amounting to 0.7%;
- the amount of deferred tax assets has decreased by 23,761 (or by 11.0%), their share in the balance sheet total having decreased insignificantly;
- other non-current assets have increased by 1,252,522 (or by 61.01%), their share in the assets having grown by 3.4% and amounting to 10.3% as of the end of the year.

Current assets for the period under analysis decreased by 26.049.95 (or by 24.41%), their share in the aggregate assets having decreased (by 4.4%) and amounting to 10.2% as of the end of the year. The following changes took place in the composition of the current assets:

- reserves, including the VAT on acquired values, decreased by 344,337 (or 23.4%), including VAT decrease on acquired values by 356,979; the share of reserves, including VAT, in the balance sheet total decreased from 5.0% to 3.5%;
- as compared to the start of the year, accounts receivable increased by 264,952 (or by 16.1%), their share in the balance sheet total increased by 0.4% (from 5.6% to 6.0%);
- the most liquid assets - monetary funds and short-term financial investment – decreased by 81.4% or 968,286, their share in the balance sheet having decreased from 4.0% to 0.7% due to deposits closing in the amount of 30 million euros.

(in thousand roubles, unless specified otherwise)

Balance Sheet Liabilities

The dynamics and structure of the balance sheet liabilities items in 2006 is given in the following table:

Balance Sheet Liabilities	Absolute values		Percentage in the total of the balance sheet		Changes		
	01.01.2006	31.12.2006	01.01.2006	31.12.2006	in absolute values	in percentage	Growth rate
1	2	3	4	5	6 = L.3 - L.2	7 = L.5 - L.4	8 = (L.3 - L.2) / L. 2
Property sources - total	**29,550,142**	**31,990,894**	**100%**	**100%**	**2,440,752**	**0,0%**	**8,3%**
1. Own capital	16,106,999	18,134,830	54.5%	56.7%	2,027,831	2.2%	12.6%
Borrowed capital	13,443,143	13,856,064	45.5%	43.3%	412,921	-2.2%	3.1%
2. Long term liabilities – total	*9,270,983*	*8,683,526*	*31.4%*	*27.1%*	*-587,457*	*-4.2%*	*-6.3%*
2.1 Credits and Loans	8,138,281	7,580,761	27.5%	23.7%	-557,520	-3.8%	-6.9%
2.2. Deferred tax liabilities	626,024	892,179	2.1%	2.8%	266,155	0.7%	42.5%
2.3. Other long-term liabilities	506,678	210,586	1.7%	0.7%	-296,092	-1.1%	-58.4%
3. Short-term liabilities - total	*4,172,160*	*5,172,538*	*14.1%*	*16.2%*	*1,000,378*	*2.0%*	*24.0%*
3.1 Credits and Loans	1,064,050	1,946,371	3.6%	6.1%	882,321	2.5%	82.9%
3.2 Accounts Payable	2,384,145	2,661,823	8.1%	8.3%	277,678	0.3%	11.6%
3.3. Indebtedness to participants (founders) in respect of income payment	14,081	17,322	0.0%	0.1%	3,241	0.0%	23.0%
3.4. Deferred income	74,423	63,621	0.3%	0.2%	-10,802	-0.1%	-14.5%
3.5. Reserves for forthcoming expenses	635,461	483,401	2.2%	1.5%	-152,060	-0.6%	-23.9%

Within the period under analysis the corporate assets increased by 2,440,752 or by 8.3%, 83.1% of which was ensured by the growth of the equity capital and 16.9% was covered by an increase in the Company's liabilities.

The main source of forming the aggregate assets of the company is its equity capital. In the absolute terms the equity capital grew by 2,027,831 (or by 12,6%), and its share in the sources of funds increased by 2.2% and amounted to 56.7% as of the end of the year under report, which exceeds the recommended minimum rated value.

Borrowed funds for the period under analysis grew by 412,921 (or 3.1%), their share in the aggregate liabilities as of the end of the year having reached 43.3%. The following changes took place in the composition of borrowed funds:

- the amount of long-term liabilities decreased in the absolute terms by 587,457 (or by 6.3%) to 8,683,526; their share in the balance sheet liabilities decreased from 31.4% to 27.1%;
- short-term liabilities grew by 1,000,378 (or by 24.0%), including the debt in respect of short-term credits and loans that grew by 882,321 (or by 82.9%) having reached 1,946,371 as of the end of the year; accounts payable increased by 277,678 (or by 11.6%), having reached 2,661,823. The share of the aggregate short-term liabilities in the liabilities section

(in thousand roubles, unless specified otherwise)

increased by 2.0%, having reached 16.2% as of the ned of the year. The share of short-term credits and loans grew from 3.6% to 6.1% (by 2.5%), the percentage of the accounts payable in the aggregate liabilities having insignificantly grown: from 8.1% to 8.3%.

Liquidity Analysis

Liquidity indicators show the ability of the company to fulfil its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities. An evaluation of the company's liquidity for the period under report is given in the following table:

Liquidity indices	Shows	Calculation formula (using lines of Form No. 1 of the balance sheet)	Recommended standard limits	Value of indicator	
				31.12.2005	31.12.2006
Absolute liquidity ratio	Shows what part of the short-term liability may be immediately repaid through cash and short-term securities	(line 250 + line 260)/ line 690	0.2 – 0.7	0.29	0.04
Quick assets (acid test) ratio	Describes the ability of the enterprise to repay short-term liabilities on condition that there will be timely settlements with debtors	(line 240 + line 250)/ line 690	0.7 - 0.8	0.67	0.40
Current (working capital) ratio	Shows what part of the current liabilities under loans and settlements can be repaid by mobilizing all current assets	line 290 / line 690	1 – 1.5	1.03	0.63
Capital (equity) ratio	Shows what part of the current operation is funded from own sources	(line 490 – line 190) / line 290	> 0.1	-2.12	-3.25

In the analysed period the values of the liquidity ratios deteriorated, which is connected with increase of short-term liabilities caused by the partial transfer of long-term liabilities in respect of credits and loans to the short-term debt, including those:

- for the 2nd bonded debt in the amount of 1,050,000 to be finally retired by October 3, 2007,
- for the syndicated credit in the amount of 771,033;

decrease in the short-term financial investment caused by the closing of a EUR 30 million deposit.

In the first and second quarter of 2007, the Company repaid the folowing short-term liabilities:

(in thousand roubles, unless specified otherwise)

- syndicated credit in the amount of EUR 5.556 million as per the payment schedule provided by the agreement,
- 450,000 in accordance with the Securities Issue Prospectus for the second bonded debt.

In pursuing its business, the Company builds its liabilities portfolio evenly distributing its short-term, medium-term, and long-term instruments. The target average debt period, new investments included, is defined as 2.5 years, which corresponds to international practice. Maintaining the debt period within this range will enable the Company to build a credit portfolio with a low refinancing risk.

The Company has developed a plan to maintain and improve the current liquidity level in 2007 and to attract long-term funding sources.

Description of planned steps	Effect expected
Raising a syndicated credit to an overall amount of US$ 100 million (scheduled for the second quarter of 2007) Short-term debt refinancing using the raised credit's money	-{}-
Floating of a 5th bonded debt to an overall amount of RUR 3 billion (scheduled for the fourth quarter of 2007) Short-term debt refinancing using the raised credit's money	Attracting a long-term fund resource to fund the 2007 investment program, in particular for refinancing the credits and loans raised earlier (increasing the current ratio).
Funding the 2007 investment program using long-term bank credits to be obtained within the currently established crediting limits.	

The Company's high investment attractiveness was confirmed in the floatation of the 4th bonded debt in December 2006 (Clause 6.13).

The successful floatation of the 4th bonded debt has materially improved the Company's liabilities structure and helped to improve the liquidity.

Therefore, the Company refinancing risk is estimated as moderate, and the current ratio value as of December 31, 2006 complies with the requirements of the Company's creditor banks (exceeding or equal to 0.6). The Company can have its existing short-terms and borrowings refinanced in the necessary scope.

Dynamics of Profit for 2006

Area of activities		Receipts (line 010, Form No. 2)	Prime cost (line 020, Form No. 2)	Profit from sales (line 050 Form.№2)
Provision of communication services	*2006*	18,802,645	14,617,513	4,185,132
	2005	19,715,442	16,344,333	3,371,109
	absolute change	(912,797)	(1,726,820)	814,023
	accretion rate	-4.6%	-10.6%	24.1%
Other	*2006*	1,670,458	881,166	789,292
	2005	668,044	298,380	369,664
	absolute change	1,002,414	582,786	419,628
	accretion rate	150.1%	195.3%	113.5%

(in thousand roubles, unless specified otherwise)

Total	*2006*	20,473,103	15,498,679	4,974,424
	2005	20,383,486	16,642,713	3,740,773
	absolute change	89,617	-1,144,034	1,233,651
	accretion rate	0.4%	-6.9%	33.0%

The receipts from communication services decreased by 912,797 (or by 4.6%) in 2006 against 2005, and were 18,802,645 by the year's results. However, including the earnings from work and services going with the communication services provided by national/international communication operators (receipts under agency contracts), the receipts from the core activities amounted to 19,700,334, which exceeds the similar value for 2005 by 15,108 (0.08%).

The profit from sales related to communication services increased by 24.1% in the period under analysis, to reach 3,371,109 by the year's results.

The total receipts increased to 20,473,103 (or by 0.4%) in 2006.

(in thousand roubles, unless specified otherwise)

Operation Profitability Analysis

An evaluation of the efficiency of company management from the standpoint of its profitability is given in the following table.

Profitability indices	Shows	Calculation formula	Value of indicator	
			2005	2006
Profitability of sales	percentage of profit in each rouble of the turnover	(line 050 / line 010 of Form No.2)	18.35%	24.30%
Profitability of own capital	Net profit per rouble of own funds	line 190 of Form No.2 / ((line 490start + line 490end) * 0.5) of Form No.1	12.01%	14.17%
Profitability of assets	Net profit per rouble of aggregate assets	line 190 of Form No.2 / ((line 300start + line 300end) * 0.5) of Form No.1	6.72%	7.88%

In the period under report the profitability of sales grew by 5.95 percentage points, as compared with the previous year, from 18.35% to 24,30%.

Significant growth of profitability of sales resulted in increase of profitability of aggregate assets and equity capital in 2006 as compared with the previous year: by 1.16 and 2.16 percentage points, respectively. Equity capital profitability in 2006 was 14.17%, assets profitability was 7.88%.

(in thousand roubles, unless specified otherwise)

6. Explanations to Essential Items of the Balance Sheet

6.1. Fixed Assets (line 120 of Balance sheet)

As of 1st January 2006, the Company did not re-value the fixed assets.

Change in the value of fixed assets:

	2006	2005
Increase in the value of fixed assets, total	4,234,649	5,707,648
including that through:		
acquisition of new facilities	816,632	3,344,964
Construction, updating and renovation of the operating facilities	3,344,708	2,140,483
free receipt	5,281	9,971
other receipts (including those recorded as leased in the off-balance account)	68,028	212,230
Reduction (retirement) in the value of fixed assets, total	(872,525)	(397,114)
including that through:		
sales of fixed assets	(295,437)	(120,952)
writing-off (partial liquidation) of fixed assets	(567,508)	(231,777)
other kinds of withdrawal	(9,580)	(44,385)
Change in depreciation, total	(1,902,511)	(1,954,453)
depreciation charged for the period	(2,508,281)	(2,056,058)
adjustment of depreciation charged in previous years	(7,814)	(18,397)
increase of depreciation for facilities recorded as leased in the off-balance account	(66,758)	(190,973)
depreciation for sold facilities	198,001	85,507
depreciation for written-off facilities	480,058	207,318
depreciation for other kinds of facilities withdrawal	2,283	18,150
TOTAL change in the value of fixed assets	**1,459,613**	**3,356,081**

The bulk, or 50%, of purchased fixed assets are transmitting units and computer equipment, and of built fixed assets, 69% are transmitting units and other network equipment.

Fixed Assets Received under Contracts of Leasing

As of December 31, 2006 the Company had 42 contracts of leasing for transport, computer equipment, switches, and other telecommunication equipment. The leasing terms are up to 36 months.

Value of fixed assets acquired under leasing contracts:

	as of 01.01.2006	as of 31.12.2006
Fixed assets on the balance sheet of the Company:		
initial value of fixed assets	1,312,841	1,313,101
charged fixed assets depreciation	(541,852)	(815,900)
balance value of fixed assets	770,989	497,201
Fixed assets on the balance sheet of the lessor:		

contractual value of fixed assets	184,047	119,506

(in thousand roubles, unless specified otherwise)

Amounts of impending leasing payments:

Payment timing	Amounts to be paid, total	including:	
		those in respect of fixed assets on the balance sheet of the Company (recorded within liabilities in items 520 and 620 of the Balance Sheet)	those in respect of fixed assets on the balance sheet of the lessor (not recorded within liabilities)
2007	261,646	251,592	10,054
years 2008-2012	186,724	180,342	6,382
after 2012	-	-	-
TOTAL	**448,370**	**431,934**	**16,436**

Pursuant to the accounting policy approved for the year 2004, depreciation for fixed assets received under financial lease (leasing) contracts and taken into account within fixed assets of the Company was charged by the linear method proceeding from the type of fixed assets and their useful life determined as equal to the validity period of leasing contract.

This approach was adopted on the basis of several provisions of Russian regulatory documents on accounting, and of legal restrictions inherent to leasing contracts. From January 1, 2005 the Company's Management changed its approach to assessment of the useful life of fixed assets acquired on the basis of leasing contracts. This chaged approach suggests that the useful life of the said fixed assets should be defined primarily on the basis of their expected capacity, and of the operating conditions of facilities.

In 2006, the depreciation charging method did not changed compared to 2005.

The Management believes that the above-mentioned change in the system of criteria would enable a more precise assessment of the period, in which the use of fixed asset items can be profitable for the Company.

6.2. Capital Investment (line 130 of the Balance Sheet):

	as of 01.01.2006	as of 31.12.2006
Investment in non-circulating assets, total:	550,477	1,383,815
including: construction, updating and renovation of fixed assets objects	524,080	1,344,204
acquisition of separate fixed assets objects	26,358	39,547
Other	39	64
Equipment to be installed	213,589	186,166
TOTAL	**764,066**	**1,569,981**

The Company is building and renovating the switchboard objects and other communication networks equipment:

During the year 2006 capital costs were incurred to the amount of 4,984,797; 4,166,621were commissioned, and written off and realized expenses made 904 and 321, respectively.

Of the total amount of the 2006 capital costs, an investment of 213,306 was made to bring the Company's networks to conformity with the regulatory documents' requirements for the structure of telecommunication networks and for traffic capacity.

(in thousand roubles, unless specified otherwise)

6.3. Financial Investment (lines 140 and 250 of Balance sheet)

Contributions to authorized capitals of subsidiaries, affiliates and other companies (lines 141, 142, 143 of the Balance sheet)

Basic investment of the Company in authorized capitals of subsidiaries, associate and other companies:

Company	Area of activities	Amount of investments as of 31.12.06	Share in the authorized capital, %	Percentage of voting shares	Balance sheet total *	Receipts *
Subsidiary companies						
LLC Novgorod Datacom	Telematic services	68,008	100		29,725	68,733
LLC Artelecom Service	The Company is being liquidated	62,053	77		41,792	16,827
CJSC AMT	Central Bank transactions	11,600	100	100	109,930	26,117
CJSC IC Svyaz	The Company is being under reorganization in the form of merger with CJSC AMT	7,972	100	100	126,771	51,844
CJSC SPIC	Information services	2,712	60	60	24,002	77,807
LLC RPK "Svyazist"	Services in health centre and resort treatment and care	500	100		6,441	11,019
LLC RSU - Telecom	Construction and maintenance of communication facilities	500	100		3,287	9,981
LLC Parma-Inform	Data transmission services	100	100		29,367	88,905
OJSC Kolatelecom	Cable TV services	75	50	50	67,187	52,757
Other subsidiaries		12				
Reserve against depreciation		(22,616)				
TOTAL		**130,916**			**438,502**	**403,990**
Associate companies						
Insurance CJSC Medexpress	Voluntary medical insurance	34,092	25	25	724,110	624,481

(in thousand roubles, unless specified otherwise)

CJSC WBT	Local, international and long-distance telephone communication services	11,344	28	28	272,369	217,758
Other associate companies less reserve for depreciation		34				
TOTAL		**45,470**			**996,479**	**842,239**
Finance investments to other companies (less reserve for depreciation), including:		39,571				
OJSC Telecominvest		24,500	15	15	6,903,989	168,574
TOTAL		**39,571**				
GRAND TOTAL (sum total of balance sheet items 141, 142 and 143)		**215,957**				

* LLC "Ernst & Young" did not carry out the audit in respect of data indicated in columns "Balance sheet total" and "Receipts".

(in thousand roubles, unless specified otherwise)

The income received in the form of dividend from long-term financial investment is shown in item "Income from Participation in Other Organizations" in the profit and loss report, in the amount of 6,736 (in 2005 - 6,148).

Share Investments of the Company in 2006

In accordance with the decision of the Board of Directors of N.W.Telecom (Minutes No. 19-01/26 (06) of 20.09.2006), the Company purchased 43,156 registered ordinary shares of the additional issue of equity securities of CJSC Medexpress for 12,731 in September 2006. The number of the shares owned by N.W.Telecom after the purchase of the securities became 197,572, and the interest in the authorized capital, 25.0001%. The shares were purchased to retain the blocking minority ownership of the CJSC Medexpress shares. The entry in the register of shareholders confirming the transfer of the title to the said securities was made on 29.09.2006.

In accordance with the decision of the Board of Directors of N.W.Telecom (Minutes No. 19-01/30 (06) of 03.11.2006), the Company purchased 2,406 registered ordinary shares of CJSC SpiK, which makes 60% of the authorized capital thereof, for 2,631 in December 2006. The costs related to the purchase of the shareholding amounted to 81. The shares were purchased inorder to develop services for N.W.Telecom users. The entry in the register of shareholders confirming the transfer of the title to the said securities was made on 04.12.2006.

In accordance with the "N.W.Telecom Affiliate Business Restructuring Model" approved by the Company's Board of Directors, the following procedures were completed to increase the interests up to full control (100% equity): a) in LLC Parma-Inform, the holding of the second shareholder was bought out, b) the general meeting of shareholders (N.W.Telecom, 50%; Parma-Inform, 50%) passed a resolution to decrease the authorized capital by retiring the holding owned by Parma-Inform; c) in September 2006, corporate procedures were completed to register the amendments to the Charter of Parma-Inform related to the decrease of the authorized capital of Parma-Inform. Since the date of registration of the said amendments to the Charter, N.W.Telecom has been the sole shareholder of LLC Parma-Inform, the interest of N.W.Telecom in the authorized capital of Parma-Inform being 100%.

Sales and other withdrawal of the Company's investments in 2006

Company	Area of activities	Share in the authorized capital, %	Balance value of investments	Reason of withdrawal
CJSC RusLeasingSvyaz	Leasing out of equipment	3.65	1,424	sales
CJSC Northern Clearing Chamber	Banking	19.98	520	sales
OJSC KAD St-Petersburg	Construction	1.74	200	winding-up
LLC Parma Paging	Communication services	100	100	winding-up
NPF Alternativa	Pension insurance	3	45	winding-up
OJSC Oblcom	Communication services	2.76	6	sales

(in thousand roubles, unless specified otherwise)

CJSC VISA	Preparing visas and travelers passports	10	0.05	sales

The Company's earnings from sales of its investments amounted to 4,011 and are shown in Line 090 of the Profit and Loss Statement.

Accounts receivable purchased on the basis of recourse cession

In accordance with the decision of the Board of Directors of N.W.Telecom (Minutes No. 19-01/30 (06) of 03.11.2006), the Company purchased 2,406 registered ordinary shares of the Close Joint-Stock Company St. Petersburg Information Company (CJSC SPiK). Along with the purchase, a transaction of acquisition of the recourse to CJSC SPiK for repayment of a loan in the amount of 3.077 and a ruble equivalent of US$ 300,000 owned by OJSC Telecominvest. The recourse acquisition transaction was finalized 04.12.2006, the value of the recourse for repayment of the loan being 5,263.

Reassessment of finance investments in 2006

In 2006, no finance investment reassessment related to correction to the current market value was made, as the Company did not own listed securities (in 2005: 201).

Data on the reserve for finance investment depreciation in 2006

Finance Investment	Reserve as of 01.01.2006	Reserve formed in 2006	Reserve spent in 2006	Reserve restored in 2006	Reserve as of 31.12.2006
Short-term	375	-	(375)	-	-
Long-term					
Other subsidiaries, incl.:	2	22,614	-	-	22,616
LLC Artelecom Service	-	22,614	-	-	22,614
Affiliates and others	59	-	(45)	-	14
TOTAL	**436**	**22,614**	**(420)**		**22,630**

6.4. Deferred Tax Assets (line 145 of the Balance Sheet)

Deferred tax assets flow in 2006:

Balance as of 01.01.2006	215,805
Created in the period under report in respect of deductible temporary differences	344,285
Repaid to reduce tax payments	363,743
Written off at retirement of objects, for which they were created	4,303
Balance as of 31.12.2006	**192,044**

(in thousand roubles, unless specified otherwise)

6.5. Other Non-Current Assets (item 150 of the Balance Sheet):

	as of 01.01.2006	as of 31.12.2006
Advances paid as settlement for acquisition and formation of non-current assets	385,726	624,864
Deferred expenses for acquisition of software products and databases	1,667,104	2,680,488
TOTAL	**2,052,830**	**3,305,352**

Oracle E-Business Suite Software

The records of deferred expenses for the acquisition of software and databases include Company's costs of acquiring and implementation enterprise management software of Oracle E-Business Suite (hereinafter referred as OEBS):

	as of 01.01.2006	as of 31.12.2006
Cost of Oracle E-Business licenses and implementation expenses	415,749	648,934
	203,150	24,535
TOTAL	**618,899**	**673,469**

In 2006,
the Company started stage-by-stage operation of the functionality of the OEBS software as applied to non-current asset accounting management.
It has been implemented in 10 subsidiaries of the Company.

Since February 8, 2006 the Company has been writing off to current costs any costs of acquisition and implementaiotn of the OEBS software recorded as deferred expenses. They will be written off to normal operation costs during the useful life, which is defined to be 10 years.

The Company is planning to complete the implementation of the system in 2009.

Amdocs Billing Suite Software

Deferred expenses for the acquisition and implementation of software and databases show the Company's expenses for the acquisition of the Amdocs Billing Suite software for the purpose of unified automated settlements system implementation..

	as of 01.01.2006	as of 31.12.2006
Cost of Amdocs Billing Suite licenses	542,472	542,159
Implementation expenses	72,826	349,695
TOTAL	**615,298**	**891,854**

The project of implementation of a unified automatic settlements system based on the Amdocs Billing Suite platform is scheduled for 3 to 4 years.

The system implementation was started in May 2006.

(in thousand roubles, unless specified otherwise)

The Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, to which the Company had issued 18 corporate promissory notes to the amount of 625,716 as payment security. As of December 2006, the Company has fully repaid the accounts payable in respect of the said notes.

The It is intended to write off the expenses proportional to the price of the implemented modules during their useful life, which is to be defined by the start of the software operation.

HP Open View IUM software

Shown as deferred expenses is the price of the license for purchase of a HP Open View IUM unified pre-billing software, for implementation of the unified automatic settlements system, amounting to 208,470. Unified centralized pre-billing is necessary to centralize settlements with affiliated operators and to transmit information to Amdocs Billing Suite.

The project of implementation of the HP Open View IUM unified pre-billing software is scheduled for 3 to 4 years. The system implementation was started in October 2006.

The HP Open View IUM software was supplied by LLC Paladin Invent in December 2006. CJSC ISG will undertake its specification development and implementation.

The HP Open View IUM It is intended to write off the expenses proportional to the price of the implemented modules during their useful life, which is to be defined by the start of the software operation.

Software for the Communication Network Operating Support System (CNOSS) company

Shown as deferred expenses are the Company's expenses of purchase and implementation of software for management of the Communication Network Operating Support System (CNOSS) company in order to automate the processes of network accounting and network and services management.

	as of 01.01.2006	as of 31.12.2006
Software cost	83,006	123,897
Implementation expenses (data migration)	-	298,198
TOTAL	**83,006**	**422,095**

The project of implementation of the CNOSS software is scheduled for 3 to 4 years. The system implementation was started in May 2006.

The main supplier of the CNOSS software is LLC STEP LOGIC.

The It is intended to write off the expenses proportional to the price of the implemented modules during their useful life, which is to be defined by the start of the software operation.

The Company's information systems development services

The following Company's costs are shown as deferred expenses of software and database purchase:

	As of 01.01.2006	As of 31.12.2006
Implementation of the network operation and management process optimization program	-	74,576
Development of a concept for management systems	-	27,119

replacement and telematic service accounting		
Development of a concept for information systems transformation	-	28,215
TOTAL	**-**	**129,910**

The project of implementation of the network operation and management process optimization program is scheduled for 3 to 4 years. The system development and implementation was started in October 2006.

The concept of management systems replacement and telematic service accounting suggests development of optimal ways to replace the existing systems with a unified system, smooting possible risk impacts, and handling the problem of transition to a unified system.

The Company intends to write off the above costs during the period of replacement of the existing systems according to a plan to be approved by the end of the 2nd quarter of 2007.

The concept of N.W.Telecom's information systems transformation comprises generation of an integration solution model for N.W.Telecom, pilot implementation of the integration solution at one of its subsidiaries, and development of user documentaiton for the pilot implementation of the integration solution for N.W.Telecom for further delpoyment.

The Company expects that the costs will be written off in the period set as the Amdocs Billing Suite useful life.

(in thousand roubles, unless specified otherwise)

6.6. Inventories

Structure of raw materials, components and other similar valuables (line 211 of the Balance Sheet):

	as of 01.01.2006	as of 31.12.2006
Cable	87,014	86,844
Fuel	11,880	16,197
Spare parts	46,429	37,958
Materials transferred for processing to other companies	55	2,676
Construction materials	13,278	11,174
Economic implements	27,200	25,857
Inventories worth less than 10,000 roubles	-	22,169
Other	115,327	131,341
TOTAL	**301,183**	**334,216**

As of December 31, 2006, there are no inventories on the Company's books that are obsolete, have lost their original quality fully or in part, or whose current market value has decreased. Therefore, the Company did not establish a reserve for depreciation of its inventories.

6.7. Short-term Buyers' and Customers' Accounts Receivable (line 241 of Balance sheet)

	Total debt	Doubtful debt reserve	Indebtedness less doubtful debt reserve
As of 1.01.2006			
Settlements with individuals (in respect of communication services)	794,163	(47,606)	746,557
Settlements with social security authorities in respect of reimbursement for expenses related to provision of privileges to certain categories of subscribers	479,697	(479,673)	24
Settlements with budgetary organizations for communication services	101,576	(18,036)	83,540
Settlements in respect of communication services with profit-making organizations (except for communication operators)	201,546	(16,857)	184,689
Settlements with communication operators	113,853	(6,686)	107,167
Settlements with buyers and customers in respect of secondary areas of activities	60,248	(15,311)	44,937
Payments for realized assets	15,591	(2,380)	13,211
Settlements with the state customer in respect of civil defence	3,701	-	3,701
TOTAL as of 01.01.2006	**1,770,375**	**(586,549)**	**1,183,826**

(in thousand roubles, unless specified otherwise)

	Total debt	Doubtful debt reserve	Indebtedness less doubtful debt reserve
As of 31.12.2006			
Settlements with individuals (in respect of communication services)	569,171	(50,185)	518,986
Settlements with social security authorities in respect of reimbursement for expenses related to provision of privileges to certain categories of subscribers	189,773	(189,773)	-
Settlements with budgetary organizations for communication services	89,082	(6,210)	82,872
Settlements in respect of communication services with profit-making organizations (except for communication operators)	182,133	(19,123)	163,010
Settlements with communication operators	511,297	(18,785)	492,512
Settlements with buyers and customers in respect of secondary areas of activities	87,526	(10,517)	77,009
Payments for realized assets	72,390	(2,553)	69,837
Settlements with the state customer in respect of civil defence	-	-	-
TOTAL as 31.12.2006	**1,701,372**	**(297,146)**	**1,404,226**

As of December 31, 2006 debt of social security organizations with regard to compensation of expenses related to granting privileges to certain categories of subscribers amounted to 11% of total accounts receivable (in 2006 – 27%).

In 2006 the Company recovered accounts receivable of 212,742 through legal action.

In December 2006, the Company estimated the probability of repayment of the debt related to reimbursement for expenses connected with the provision of privileges to certain categories of subscribers and, taking into account possible repayment of the debt through the court, charged the doubtful debt reserve in the amount of 189,773 which made 100% of the total debt of the social security organizations as of 31st December 2006.

6.8. Other Accounts receivable (expected within 12 months after the reporting date) (line 243 of Balance sheet)

	as of 01.01.2006	as of 31.12.2006
Settlements in respect of taxes and fees	181,725	265,642
Settlements with the personnel under other transactions	17,221	21,299
Settlements in respect of social insurance and security	4,656	16,172
Settlements with advance holders	792	834
Settlements with the personnel in respect of wages	39	16
Settlements with various debtors:	144,122	95,786
- settlements in respect of transactions with securities	36,664	-

(in thousand roubles, unless specified otherwise)

-settlements with attorneys (brokers, agents)	28,961	14,171
- claim settlements	26,872	28,056
- others.	51, 625	53,559
Doubtful debt reserve in respect of other accounts receivable	(23,876)	(24,424)
TOTAL	**324,679**	**375,325**

6.9. **Authorised Capital** (line 410 of the Balance Sheet)

The authorized capital amounts to 1,131,414,770 roubles and consists of 881,045,433 common shares and 250,369,337 preferred shares with the face value of 1.00 roubles each.

Shareholders	**Common shares**		**Preferred shares**	
	Number (pieces)	**Face value (roubles)**	**Number (pieces)**	**Face value (roubles)**
Legal entities, total:	839,197,912	839,197,912	166,126,969	166,126,969
including:				
- OJSC Investment Communication Company	447,230,789	447,230,789	-	-
- of which those owing more than 1% of the Authorized capital				
1. CJSC UBS Nominees	111,978,810	111,978,810	25,702,898	25,702,898
2. ING BANK EURASIA (CJSC)	87,382,363	87,382,363	40,642,307	40,642,307
3. CJSC DKK	58,394,110	58,394,110	61,696,909	61,696,909
4. NP NDC	38,170,802	38,170,802	17,921,909	17,921,909
5. CJSC Citibank	34,051,032	34,051,032	9,191,175	9,191,175
6. Federal Agency for Federal Property Management	37,753,619	37,753,619	5,276	5,276
7. CJSC Reiffeisen Bank Austria	15,859,923	15,859,923	-	-
Individuals, total:	41,847,521	41,847,521	84,242,368	84,242,368
TOTAL	**881,045,433**	**881,045,433**	**250,369,337**	**250,369,337**

As of 31st December 2006, the authorized capital of the Company was completely paid up.

Preferred shares do not grant the right of vote. They cannot be converted into common shares, however, they give the right of getting an annual fixed dividend, except for the cases provided for by the Company's Articles of Association. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's Authorized Capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

6.10. Own Shares Purchased from the Shareholders (line 440 of Balance Sheet)

As of 31st December 2006 the Company had no redeemed own shares.

(in thousand roubles, unless specified otherwise)

6.11. Profit distribution (The audit was not carried out in respect of data set forth in this clause)

Planned distribution of profit of the year 2006, to be approved at the annual general meeting of the shareholders of the Company to take place in June 2007:

	Amount
Capital prior to distribution of profit of the year under report	
Authorized capital	1,131,415
Capital reserves	56,571
Additional capital	7,922,007
Profit of previous years	6,598,589
Profit of the year under report	2,426,248
Total, capital prior to distribution of profit of the year under report	**18,134,830**
Areas of distribution of the profit of the year under report	
Profit allocated for dividends	(529,294)
Results of distribution of profit of the year under report	**(529,294)**
Capital after the profit distribution	
Authorized capital	1,131,415
Capital reserves	56,571
Additional capital	7,922,007
Profit of previous years	8,495,543
Total capital after profit distribution	**17,605,536**
Reduction of the capital after the distribution of the profit of the year under report	**529,294**
Growth (reduction) of the capital in respect of the retained profit of the year under report.	1,896,954

6.12. Dividend

In 2006, pursuant to the decision of the General meeting of shareholders, payment of dividend for the year that ended on 31st December 2005 was stated to the amount of 0.265 roubles per common share and 0.652 roubles per preferred share. The amount of dividend to be paid amounted to 396,718.

Shares	**Number of shares (pcs.)**	**Dividend per share (roubles)**	**Total amount of dividend (roubles)**
Type A preferred shares	250,369,337	0.652	163,240,808
Common shares	881,045,433	0.265	233,477,040
TOTAL	**1,131,414,770**	-	**396,717,848**

(in thousand roubles, unless specified otherwise)

The enclosed financial reports do not show the dividend for the year 2006. It will be shown as the use of the retained profit during the year expiring on 31st December 2006, after it is approved by the annual general meeting of the shareholders of the Company.

6.13. Credits and Loans (lines 510 and 610 of the Balance Sheet):

	Long-term		Short-term	
	01.01.2006	**31.12.2006**	**01.01.2006**	**31.12.2006**
Credits, total:	3,908,189	2,422,106	532,685	817,660
including:				
JSCB SB of RF	798,939	758,314	307,043	43,162
Kommerzbank Eurasia	600,000	600,000	2,503	2,296
CJSC Reiffeisen Bank Austria	800,000	100,000	1,027	67
Citibank N.A. (organizer)	1,709,250	963,792	1,706	772,135
CJSC Citibank	-	-	100,504	-
Svyaz-bank	-	-	19,902	-
JSCB Bank of Moscow	-	-	100,000	-
Loans, total:	180,092	158,655	17,743	24,161
including:				
- Ministry of Finance of RF	180,092	158,655	17,743	24,161
Bonded loans	4,050,000	5,000,000	499,620	1,100,110
Note loans	-	-	14,002	4,440
TOTAL	**8,138,281**	**7,580,761**	**1,064,050**	**1,946,371**

Liabilities to Ministry of Finance of RF

In 1995-1996 the Government of the Russian Federation (RF Ministry of Finance) provided long-term funding to the Company for the purpose of purchasing telecommunication equipment from various foreign suppliers. Vneshekonombank acted as the agent crediting the Company on behalf of the Ministry of Finance of the Russian Federation. Euro is the currency of the contract and of the restructuring agreement signed later. As of December 31, 2006, the total debt to the RF Ministry of Finance is 182,816 (EUR 5,269,000) of which 24,132 (EUR 696,000) is the short-term part of the loan, and 29 (EUR 800) is the interest. . No overdue debt exists as of December 31, 2006. The interest under this agreement is charged at the annual rate of 3%. The liabilities are secured by mortgage of fixed assets of the depreciated cost of 36,084 as December 31, 2006 (the mortgage value under the contract being 380,912).

In 2006 the Company received and repaid following credits:

Name of bank	Amount of credit(s) received in 2006 under contracts	Amount of credit(s) repaid in 2006 under contracts
JSCB SB of RF	1,194,506	1,498,586
CJSC Citibank	1,650,000	1,750,000
CJSC Reiffeisen Bank	100,000	800,000

(in thousand roubles, unless specified otherwise)

OJSC JSCB Svyaz-Bank	2,305,193	2,325,095
OJSC Bank of Moscow	650,000	750,000
JSB Gazprombank (CJSC)	100,000	100,000
OJSC Uralsib	1,950,000	1,950,000

Also, in 2006 the Company signed the following credit agreements, under which no moneys were drawn in 2006:

Name of bank	Subject of the Contract	Total amount of the contract/credit line limit	No. of contract	Date of making up contract	Expiry date of contract	Currency of contract
CJSC Reiffeisen Bank	Credit agreement (closed-end credit line)	500,000	RBA /2741-2-spb	25.10.2006	26.10.2009	RUR
OJSC JSCB Svyaz-Bank	Credit line agreement	260,000	226/2006-credit	25.10.2006	17.10.2006	RUR
OJSC Bank St. Petersburg	Credit agreement (credit line)	190,000	27/06	26.04.2006	20.04.2007	RUR
ING BANK (EURASIA)	Credit agreement (closed-end credit line)	500,000	2006/99-1	24.10.2006	23.10.2009	RUR

Syndicated loan

In 2005, the Company raised a syndicated loan to the amount of EUR 50,000,000, to be received 23.12.2005. The syndicated loan manager is Citibank N.A., and the Agent, Citibank International PLC.

The credit term is 37 months from the date of receipt, or till 23.01.2009.

The contract provides for payment of required costs should they occur.

The loan was raised in order to refinance the current accounts payable and fund the investment projects.

The loan was granted without a security.

The contract provides for repayment of the loan in nine equal installments according to the schedule, starting from the date 15 months after the loan receipt date, i.e. from March 2007. In 2006, the total interest paid on the loan were EUR 2,510,000.

No premature repayment of the princiupal was effected in 2006.

Information on restrictions related to getting credits and loans

Under the existing borrowing arrangements the Company has to comply with certain conditions. One of such conditions is the obligation of the Company to meet certain criteria of financial standing.

Under the credit agreements, the Company undertook to maintain the following financial indices (calculated according to the data of the financial statements made up in according to the international standards):

Credit agreement with Citibank N.A. (Syndicated credit):

- the ratio of the total amount of borrowed funds to EBIDTA must not exceed 3:1;
- the ratio of EBIDTA to expenses for interest payment must not exceed 4:1;

- the net amount of borrowed funds to net capitalization must not exceed 1.

(in thousand roubles, unless specified otherwise)

Credit agreements with Kommerzbank (Eurasia):

- the ratio of debt under credits and loans to equity capital must not exceed 1:2;
- the ratio of net debt under credits and loans to EBIDTA must not exceed 2:1;
- the ratio of EBITDA to net interest payments must not be less than 5:1;
- own funds must not be less than the equivalent of 300,000,000 euros.

Credit agreement with JSB Gazprombank (CJSC):

- the ratio of debt under long-term credits and loans to EBIDTA must not exceed 3:1;

Besides the obligations related to maintaining the financial standing of the Company according to the said financial indices, there are valid agreements that contain the following reservations, which may result in an early repayment of a debt:

Credit agreement with Kommerzbank (Eurasia):

- signs of bankruptcy;
- Over 300,000 debt repayment to other creditors 15 days overdue.
- Change of ownership of over 50% shares in the Company.

Credit agreement with Reiffeisen Bank Austria:

- Threat of a court trial and rulings or judgments of a court or another governmental authority to exact an amount exceeding RUR 150 million from the Company,
- Overdue debt to the budget and extra-budgetary funds in taxes, duties, and other liabilities to an amount exceeding RUR 150 million,
- signs of bankruptcy;
- The Company's property in excess of 10% of the book value disposed of or the right to its use transferred during the fiscal year,
- An indisputable letter of collection received by the Bank to draw moneys from the Company's settlement account to an amount exceeding RUR 150 million; a writ issued by a court or another authority to seize or freeze moneys on the Company's accounts, or other property, to an amount exceeding RUR 150 million, where such letter of collection or writ are not canceled untill they are executed, and such seizure or freezing are not lifted in three business days.

Credit agreements with JSCB RF Savings Bank (Sberbank):

- Monthly earnings of at least RUR 900 million on the Company's settlement account,
- The Company declared unsolvent (bankrupt); initiation by a thord party of the Company bankruptcy procedure,
- Resolution in favor of restructuring or winding up,
- Loss of security,
- A lawsuit or property claim to an amount exceeding US$ 5,170,000 brought against the Company.

(in thousand roubles, unless specified otherwise)

Liabilities to Ministry of Finance of RF:

- Restructuring of the Company; failure to fulfill obligations under a contract (debt restructuring agreement).

Also, under the credit contract with Citibank N.A., the following restrictions on trabsactions are imposed:

- Total annual asset sale transactions < 10% of the annual assets value
- Annual purchase of other companies: < EUR 50 million ;
- Investment program, annually < EUR 200 million during the year;
- Loans and guarantees granted < EUR 10 million ;
- Annual dividend < 100% of the year's net profit.

To exceed these restrictions, the Company has to obtain consent of the Principal Creditors.

Hedging

Receiving the syndicated loan, the Company takes the risk of growth of the Ruble payments under this liability with the growing Euro to Ruble exchange rate (i.e. opens a short positin for this currency). In order to limit and minimize possible adverse effects from a drop of the Ruble to Euro exchange rate, the syndicated loan being denominated in Euro, the Company decided on hedging (insuring) its currency risks.

As its hedging instrument, the Company used forward supply, i.e. a derivative financial instrument, under which the Bank undertakes to transfer the basic asset (Euro) to the Company or to fulfill an alternative cash cliability, while the Company agrees to receive and to pay for this basic asset at a price (forward price) and on terms to be agreed between the parties at the signing of the transaction.

As the first stage of currency risk insurance, on September 7, 2006, the Company entered into a transaction of hedging of 20% of the syndicated loan debt, which makes EUR 10 million, and of the amount of the constant part of the interest at 2% annually, which suggests supply of the currency (Euros) at one forward exchange rate according to the following schedule:

	2006	**2007**	**2008**	**2009**
Hedged amount	18,040	183,394	168,044	38,921

In September and December 2006, the Company completely fulfilled its obligation to buy the currency (Euros) as per the hedging transaction signed.

For the purposes of information disclosure, as of the reporting date, Line 910 "Conversion transaction requirements" (below-line) shows the bank's debt in currency supply, and Line 911 "Conversion transaction liabilities" shows the Compony's debt in payment for such currency amounting to 390,359.

(in thousand roubles, unless specified otherwise)

Bonded loans

In July 2003 the Company registered the issue of 1,500,000 coupon bonds with the face value of 1,000 roubles each, and the floatation took place on 8th October 2003.

The Bonds have 16 coupons. Payments for the 1st coupon are effected on the 91st day from the day of the Bonds floatation start, and other coupon payments are effected on each 91st day. The interest rate for the coupons from the 9th to the 16th is determined as 7.5% per annum, which makes 18 roubles 70 kopecks per bond for the coupons from 9th through 12th, 13 roubles 09 kopecks for the 13th and 14th coupons and 7 roubles 48 kopecks for 15th and 16th coupons.

In 2006, the Company completely fulfilled its obligations of coupon return payment at 7.5% per annum, in the amount of 112,200. The coupon return calculated per bond is RUR 18.7. The liability was fulfilled within the date provided in the Resolution on the Issue and the Securities Prospectus.

The face value of the bonds is retired by piece-meal on the following dates: 30% of the face value was retired in October 2006, 30% of the face value – on 4th April 2007, 40% of the face value is to be retired on 3rd October 2007.

The outstanding debt was 1,050,000 as of December 31, 2006.

In December 2004 the Company registered the issue of 3,000,000 documentary coupon bonds with the face value of 1,000 roubles each, and the floatation took place on 3rd March 2005. The Bonds have 24 interest coupons. Payments for the 1st coupon are effected on the 91st day from the day of the Bonds floatation start, and other coupon payments are effected on each 91st day. The interest rate for the coupons from 1 through 12 has been established in the amount of 9.25% per annum. The interest rates for the coupons from 13 through 24 will be determined by the Company's Board of Directors.

In 2006, the Company completely fulfilled its obligations of coupon return payment at 9.25% per annum, in the amount of 276,720. The coupon return calculated per bond is RUR 23.06. The liability was fulfilled within the date provided in the Resolution on the Issue and the Securities Prospectus.

The bonds' par value will be retired by installments within the following dates: 30% of the value, by February 25, 2010; 30%, by August 26, 2010; 40%, to be retired by February 24, 2011.

The issued bonds do not provide for offers enabling the bond holders to present them to the Company on the specified dates, within 12 months from the date of this reporting. The nearest offer date is February 28, 2008.

The outstanding debt was 3,000,000 as of December 31, 2006.

In October 2006 the Company registered the issue of 2,000,000 documentary coupon bonds with the face value of 1,000 roubles each, and the floatation took place on 14th December 2006. The Bonds have 20 coupons. Payments for the 1st coupon are effected on the 91st day from the day of the Bonds floatation start, and other coupon payments are effected on each 91st day. The coupon interest rate has been established in the amount of 8.1% per annum.
The face value of the bonds is retired by piece-meal on the following dates: 25% of the face value – on 10th December 2009, 25% of the face value – on 09th December 2010, 50% of the face value is to be retired on 08th December 2011.

The issued bonds do not provide for offers enabling the bond holders to present them to the Company on the specified dates, within 12 months from the date of this reporting.

(in thousand roubles, unless specified otherwise)

According to the Decision on Issue and the Offering Circular, Bonds may be retired ahead of schedule, if the Company wishes so, on the 728th day from the starting date of floatation, and the amount of bonus to be paid in case of early retirement will be 20 roubles per bond.

Allocation of funds obtained from the Bonds issue:

Item	Amount	Item	Amount
Money gained from bonded loan floatation	2,000,000	Investment project funding	1,200,000
		Existing credits portfolio refunding	800,000

The outstanding debt was 2,000,000 as of December 31, 2006.

Note loans

The Company did not issue its own promissory notes in 2006.

Notes issued by OJSC Lensviaz prior to the restructuring:

Note series and No.	Note issue date and place	Note amount	Currency	Note due date	Note payment place
No.11	30.12.2003, St.Petersburg	22,640	USD	30.12.2006	14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186
No.12	30.12.2003St. Petersburg	120,240	USD	30.12.2006	14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

The notes issued by OJSC Lensviaz were fully retired by January 9, 2007.

Long-Term Credits and Loans Repayment Schedule as of 31st December 2006

	Credits and loans	Bonded loans	Total
during 2008	2,023,961	-	2,023,961
during 2009	463,300	500,000	963,300
during 2010	41,024	2,300,000	2,341,024
during 2011	52,476	2,200,000	2,252,476
after 2011	-	-	-
TOTAL	**2,580,761**	**5,000,000**	**7,580,761**

(in thousand roubles, unless specified otherwise)

Expenses of the Company related to getting and using loans and credits are included in:

	2006	2005
- other expenses	698,392	660,369
- the value of investment assets	-	33,748
TOTAL	**698,392**	**694,117**

The Company did not use borrowed funds for construction financing, therefore the interests on borrowed funds were not included in the non-current assets value.

6.14. **Deferred tax liabilities** (line 515 of Balance Sheet)

Deferred tax liabilities flow in 2006:

Balance as of 01.01.2006	626,024
Created in the period under report in respect of taxable temporary differences	279,068
Repaid for increase of tax payments	1,131
Written off at retirement of objects, for which they were created	11,782
Balance as of 31.12.2006	**892,179**

6.15. **Other long-term liabilities** (line 520 of the Balance Sheet)

	as of 01.01.2006	as of 31.12.2006
Long-term leasing liabilities	432,131	180,342
Other long-term liabilities	74,547	30,244
TOTAL	**506,678**	210,586

The Company's Balance Sheet shows in its Line 520 the debt for ten interest-free promissory notes to the total amount of 15,043 issued by OJSC Artelecom prior to the restructuring in December 2001, and transferred to LLC Profservis, their due dates being December 2015 to March 2016.

(in thousand roubles, unless specified otherwise)

6.16. Accounts payable (line 620 of Balance Sheet)

Suppliers and contractors (line 621 of the Balance Sheet)

	as of 01.01.2006	as of 31.12.2006
Settlements with suppliers and contractors for capital construction and equipment to be installed	199,408	583,646
Settlements under current leasing payments	306,675	251,789
Settlements with other communication operators	50,530	173,624
Settlements with suppliers and contractors for software delivery	222,537	152,603
Settlements with suppliers and contractors for repairs and maintenance	72,639	92,553
Settlements with OJSC Rostelecom	146,282	24,768
Settlements with suppliers and contractors for public utilities	22,142	23,438
Settlements with suppliers and contractors for deliverables used in current operation	16,491	22,063
Other settlements with suppliers and contractors	112,297	132,022
TOTAL	**1,149,001**	**1,456,506**

Advances received (line 622 of the Balance Sheet)

	as of 01.01.2006	as of 31.12.2006
Advances received from non-budgetary organizations	126,088	136,774
Advances received from individuals	114,698	138,607
Advances received from budgetary organizations	78,001	75,759
Other advances received	19,499	19,990
TOTAL	**338,286**	**371,130**

Settlements with budget on taxes and fees (line 625 of Balance Sheet)

	as of 01.01.2006	as of 31.12.2006
Settlements in respect of the property tax	90,074	100,768
Settlements in respect of the income tax of individuals	20,587	33,338
Settlements in respect of value added tax	132,584	2,226
Profit Tax Settlements	94	147
Settlements in respect of transport tax	969	1,439
Other taxes and fees	171	1,196
TOTAL	**244,479**	**139,114**

The reduction of the value added tax liabilities to the budget by 130,358 is explained by the change in the VAT refunding rules from 01.01.2006 as per Article 171 of the RF Tax Code (Part II).

In 2006, 0.04% of the Company's tax and fee liabilities were repaid by non-cash settlements (0.009% in 2005).

(in thousand roubles, unless specified otherwise)

Other accounts payable (line 626 of Balance Sheet)

	as of 01.01.2006	as of 31.12.2006
Settlements with OJSC Rostelecom under agency agreements	-	396,245
Settlements related to Universal services reserve	142,516	48,143
Settlements in respect of deferred value added tax	243,017	27,205
Settlements with other creditors	75,230	70,394
TOTAL	**460,763**	**541,987**

Compared to 2005, the accounts payable increased by 81,224, which is mostly related to the increased debts under agent agreements with OJSC Rostelecom totalling 396,245, and decreased debt related to deferred value added tax settlements (by 215,812).

In 2006, in acordance with the Law on Communications and in the procedure established by Resolution No. 243 of the Russian Federation Government dated April 21, 2005, the Company made deductions to the universal service reserve mandatory for communication operators, in the amount of 181,917 (142,516 in 2005).

The deductions to the universal service reserve were 276,290 in 2006. In 2005, the Company made no deductions to the universal service reserve.

6.17. **Deferred income** (line 640 of Balance Sheet)

	as of 01.01.2006	as of 31.12.2006
	47,720	49,116
Other deferred income	26,703	14,505
TOTAL	**74,423**	**63,621**

6.18. **Reserves for forthcoming costs** (line 650 of Balance Sheet)

	as of 01.01.2006	as of 31.12.2006
Reserve for forthcoming payment for leaves	237,969	258,051
Reserve for payment for the year business results	108,506	50,668
Other reserves	288,986	174,682
TOTAL	**635,461**	**483,401**

(in thousand roubles, unless otherwise specified)

7. Explanations to Important Items of the Profit and Loss Report

7.1.Normal Operation Income

Proceeds from sales of products, goods, services and jobs (less the VAT, excise taxes and similar obligatory fees):

	2006	2005
Long-distance and international telephone communication	-	4,828,115
Intrazone telephone communication	1,772,768	1,648,553
Services related to rendering long-distance and international communication services by long-distance and international communication operators	897,689	-
City and rural telephone communication	10,910,514	10,502,887
Mobile radio communication, broadcasting, television, satellite communication	89,298	79,405
Mobile radiotelephony (cellular communication)	1,017	4,350
Wired radio	258,610	251,035
Documentary telecommunication	2,025,382	1,256,825
Connection and traffic passage services	3,585,684	987,950
Universal communication services	12	-
Other communication services (primary activities)	159,361	156,321
Income from other sales (secondary activities)	772,768	668,045
TOTAL	**20,473,103**	**20,383,486**

Long-distance and international telephone communication

From 2006, in accordance with the regulatory documents coming into effect, the rules for provision of intrazone, long-distance, and international communication services by communication operators to users are changed.

In 2006, the Company ceased to provide long-distance and international communication services to users, since in accordance with the new rules, such services may only be provided in the Russian Federation's territory by operators licensed to provide long-distance and international telephone services. Since 2006, the company has been providing intrazone telephone services to users under the appropriate license.

Intrazone telephone communication

Intrazone telephone communication services include providing to users:

- telephone connections between users connected to the fixed telephone communication network within a Russian Federation subject territory,
- telephone connections between users connected to the fixed telephone communication network and users connected to a mobile communication network, when the subscriber numbers of the calling and the called party and/or user are in the numbering resource of the

geographically identifiable and geographically unidentifiable numbering zones, respectively, assigned to the same subject territory of the Russian Federation.

(in thousand roubles, unless otherwise specified)

From January 1, 2006 limit tariffs for the intrazone communication services offered to fixed telepohone communication network users are set by Order No. 732-c/6 of the Federal Tariff Service of Russia dated December 20, 2005. The Company has set the following tariffs for intrazone communication services for all user categories at the limit level from 8 am till 18 pm on business days:

- Tariff Zone 1 (up to 100 km): RUR 1.90,
- Tariff Zone 2 (101 km to 600 km): from RUR 3.40 (for central subsidiaries) to RUR 4.10 (for northern subsidiaries),
- Tariff Zone 3 (601 km to 1200 km): from RUR 4.50 to RUR 5.70.

For the time between 18 pm and 8 am on business days, and round the clock on holidays and days off, the Company has set reduction factors of 0.3 to 0.8 of the limit tariffs.

The only exception is the Republic of Komi, where diferent tariffs have been set for users depending on the user category and tariff zone: for 7 am till 22 pm on business days, the tariffs are maximum, RUR 1.40
(Tariff Zone 1, up to 50 km) to RUR 3.50 (Tariff Zone 6, over 600 km) for individuals, and RUR 2.30 to RUR 5.80, respectively, for corporations; a reduction factor of 0.7 of the limit tariff is applicable to the time from 22 pm and 7 am and to holidays and days off.Due to the changes in the Federal Law on Communications that came into effect on July 1, 2006 to abolish the payment for incoming calls to any telephone, the pattern of interaction between the fixed comunication operators and mobile radio telephone communication operators has changed, as weel as the pattern of settlements for telephone communication services provided. Connections from fixed telephone network users to mobile radio telephone network users are charged as intrazone telephone connections. The limit tariffs for intrazone telephone connections fixed telephone network users to mobile radio telephone network users were set by Order No. 123-c/1 of the Federal Tariff Service of Russia dated June 19, 2006 at the rate from RUR 0.75 (minimum tariff) to RUR 1.50 (maximum tariff) per minute of conneciton. The companmy has set its tariffs for these intrazone telephone connections at the limit maximum level, i.e.

- the price of connection to a user number on a mobile communication network within the lines of the municipal entity or federal level city, in which the user (terminal) equipment of the calling mobile communication network user, is set at RUR 1.50 per minute for all user categories in the entire territory of the North-Western Federal District. Before July 1, 2006 such intrazone telephone communication services were charged at tariffs for local telephone connections;
- the price of connection to a user number on a mobile communication network outside the municipal entity or federal level city, in which the user (terminal) equipment of the calling mobile communication network user, is set as the price of intrazone connections to user numbers of the fixed communication network: RUR 1.90 to RUR 5.70 subject to the region, and for the Republic of Komi, RUR 1.40 to RUR 3.50 for individuals, and RUR 2.30 to RUR 5.80 for corporations. However, the level of reduction factors applicable to intrazone connection tariffs depending on the day of the week and time of the day has been retained for all user categories (0.3 to 0.7 subject to the region). Before July 1, 2006, such intrazone telephone communication services were charged as intrazone telephone connections, so the tariff level did not change after July 1, 2006.

In 2005, the income from intrazone telephone connections provided to users were not separated, since the Company's tariffs for long-distance telephone comunication services were approved by authorities without separating the value of the tariff for intrazone telephone communication. Therefore, the data on the 2006 and 2005 incomes from intrazone, long-distance, and international communication services are not comparable due to new statutory documents effective from 2006 and regulating such services, and due to separation of the licenses obtained between the Company and the long-distance and international communication operators.

In 2005, the income from intrazone telephone connections provided to users were recorded as income from long-distance and international telephone communication, amounting to 1,596,621.

Services related to rendering long-distance and international communication services by long-distance and international communication operators

In 2006, the Company started its activity as agent for long-distance and international telephone communication operators providing these services to users. For this purpose, the Company signed contracts with OJSC Rostelecom and OJSC MTT, under which it provides them services in support to long-distance and international communication services, such as:

- immediate and booking services of handling a user's order when providing the user access to long-distance and international communication services,
- billing handling of long-distance and international communication services,
- services of preparation, generation, and storage of bnecessary documents and reporting forms,
- agent services of payment collecting from users, and information/reference services, on behalf and at the expense of long-distance and international communication operators,
- claim and lawsuit services, and delivery of documents.

With regard to long-distance and international communication operators' intentions to set up direct management of settlements with users, the Company's Mangement expects that these earnings will decrease in the forthcoming periods.

(in thousand roubles, unless otherwise specified)

Connection and traffic passage services

In 2006, the Company provided connection and traffic passage services to communication operators in accordance with Resolution No. 161 of the Russian Federation Government "On Approval of the Rules for Connection and Interaction of Telecommunication Networks" dated March 28, 2005.

By the Order of the Federal Communication Supervision Service of 01.11.2005, the Company was included on the list of operators having a material position in the public access communication network, therefore the Company's prices for connection services and traffic passage services are subject to governmental regulation.

As of the beginning of 2006, the limit prices for the said services were not approved, and as a result, the Federal Communication Supervision Service permitted the Company to set the prices at its own discretion. The prices for connection services and traffic passage services were approved by the Company's Order No. 266-пр of 30.06.2006, and were used when renegotiating the connection and interaction contracts with communication operators after July 1, 2006.

Connection services

From July 1, 2006, by Order No. 51 of the Federal Communication Supervision Service dated June 19, 2006, the limit connection service prices were set for the Company, including the limit prices for arrangement of a connection point and the limit prices for connection point maintenance. The Company has set the prices for connection services at the maximum level of the limit prices.

The Company's income from connection services were 415,205 in 2006 (1,279,702 in 2005), of which:

- 6,595 from payments for connection point arangement,
- 408,610 from payments for connection point maintenance.

In 2005, in accordance with Resolution No. 1331 "On Approval of the Basic Provisions on Settlements between Operators of Telecommunication Networks Forming the Public Access Telecommunication Network for Provided Resources and for Contribution to Transmission of the Networks' Traffic" dated Octover 17, 1997, the Company received income from providing access to public access telecommunication network. The said payments of 2005 are similar to 2006 payments for connection point arrangement.

In 2005, the effective laws did not provide for income from monthly payments for connection point maintenance as part of income from providing access to the public access telecommunication network.

Traffic passage services

Taken together, traffic passage services mean:

- services of local and zonal call initiation from the Company's network,
- services of local and zonal call initiation from a connected operator's network,
- services of local and zonal completion of calls to the Company's network,
- services of local and zonal completion of calls to a connecte operator's network,
- services of local and zonal call transit.

(in thousand roubles, unless otherwise specified)

From July 1, 2006, by Order No. 51 of the Federal Communication Supervision Service dated June 19, 2006, the limit traffic passage service prices for public acess telephone networks were set for the Company. The Company has set its prices for call initiation and completion services at the maximum level of the limit prices.

By Resolution No. 627 of the Russian Federation Government "On Governmental Regulation of Prices for Connection Services and Traffic Passage Services Provided by Operators Having a Material Position in the Public Access Communication Network" dated October 19, a compensation bonus to the price for initiation of local and zonal calls aimed intending to achive an intrazone, long-distance, or international connection, is granted to operators for the period till January 1, 2008. By Order No. 732-c/6 of the Federal Tariff Service of Russia dated 20.12.2005, a compensation bonus of RUR 0.38 per minute to the price for local and zonal call initiation services was granted to the Company.

In 2006, the Company's income from traffic passage services consisted of:

- payments by OJSC Rostelecom:
  - for services of zonal call initiation from the Company's network (the payments include the compensation bonus),
  - for services of zonal call initiation from a connected operator's network,
  - for services of zonal completion of calls to the Company's network and to connected operators' networks;
- payments by operators connected to the Company's network at the local and zonal levels, for call completion services,
- payments by data transmission network operators for cal initiation services.

The Company's income from traffic passage services amounted to 3,170,479 in 2006, of which 494,253 was received as compensation bonus.

In 2005, the Company's income from traffic passage services had a different structurem, and is in fact incomparable to the income from traffic passage in 2006. In particular, in 2005 the Company received income from traffic passage via its intrazone network (termination from the OJSC Rostelecom network) and for providing equipment and facilities, from operators whose networks were connected to the Company's network at the local and zonal levels.

In 2007, the size of the compensation bonus did not change, and remained at RUR 0.38 per minute of call initiation services.

Universal communication services

In March 2006, the Company won the tender for universal communication services using payphones in Archangel Oblast and Kaliningrad Oblast. In August 2006, the Company started providing universal communication services using payphones in Archangel Oblast, and in October 2006, in Kaliningrad Oblast.

Comparative data on income for 2005

In its reporting for 2005, the Company showed its income from connection services, traffic passage services, mobile cellular communication services, channel leasing (telegraph channels included)

(in thousand roubles, unless otherwise specified)

services, data transmission services, Internet services, and other services provided to communication operators in a separate "Income from communication operators" line.

In 2006, the Company changed the format of presentation of its income data, and shows the income from connection services and traffic passage services as a separate line. Other incomes received from communication operators are included in the appropriate income lines.

For the purpose of comparability of the reporting indicators, the income received from communication operators in 2005 is included in the comparative data for the year 2005 as follows:

Total income from communication operators for 2005	**2,160,427**
of which distributed into items:	
- long-distance and international telephone communication	50,566
- city and rural telephone communication	618,998
- mobile radiotelephony (cellular communication)	19
- documentary telecommunication	51,488
- connection and traffic passage services	1,279,702
- other communication services (primary activities)	5,339
- intrazone telephone communication	154,315

In its 2005 reporting, the Company showed the income from Internet services, IP telephony services, ISDN services, and intelligent networks in a separate "New communication services" line. In 2006, the income from Internet services and IP telephony services is shown as part of the income from documental telecommunication, the income from intelligent networks services as part of the income from other communication services, and the income from ISDN services is distributed among different services provided with the use of the ISDN technology.

For the purpose of comparability of the reporting indicators, the income received from new services in 2005 is included in the comparative data for the year 2005 as follows:

Total income from new services for 2005	**1,037,670**
of which distributed into items:	
- city and rural telephone communication	44,878
- documentary telecommunication	944,188
- other communication services (primary activities)	48,604

(in thousand roubles, unless otherwise specified)

Settlements in non-monetary funds

In 2006, a part of the Company's proceeds from services provided, work performed, and goods/products sold was received under contracts providing for fulfillment of obligations (payment) using non-monetary funds.

	2006	2005
Total number of organizations the settlements with which involved non-monetary funds	324	871
Proceeds from such transactions, total including:	4,185,721	1,247,951
OJSC Rostelecom	3,571,432	973,274
CJSC Peterburg Transit Telecom	206,134	-
JSCB SB of RF	57,936	55,757
CJSC Peterstar	51,236	-
OJSC Inter-regional Transit Telecom	38,668	-
CJSC Rostelegraph	35,419	43,168
CJSC Petroelectrosbyt	34,920	31,807
FSUE Pochta Rossii (Postal Service of Russia)	31,138	25,122
OJSC Pskov City Telephone Network	30,909	16,975
CJSC WestBaltTelecom	24,327	-
Other	103,602	101,848
Proceeds under contracts providing for payment in non-monetary funds, total, as % of total proceeds	20	6
Proceeds under contracts providing for payment in non-monetary funds with affiliated parties, total, as % of total proceeds for reporting year	17	5

The price of services provided, work performed, and products sold was assessed by the Company on usual commercial conditions.

(in thousand roubles, unless otherwise specified)

7.2. Normal Operation Expenses

Expenses for sales of products, goods, services and jobs

	2006	2005
Expenses for wages	5,288,145	5,578,050
Deductions for social insurance	1,169,162	1,220,630
Depreciation of fixed assets	2,495,225	1,964,869
Material expenses	824,054	780,385
Electrical and heat power	461,268	409,871
Other public utilities	107,158	106,412
Expenses for advertising	150,763	77,609
Post services	124,620	74,020
Expenses related to services of communication operators (except for OJSC Rostelecom)	1,329,656	638,923
Expenses related to services of OJSC Rostelecom	133,528	2,864,008
Deductions for non-government pensions in favour of employees	89,762	250,805
Voluntary medical insurance and other insurance in favour of employees	111,317	92,071
Property insurance	105,387	124,497
Services of outside organizations	1,794,550	1 392,960
Deductions to Universal services reserve	181,917	142,516
Rental	217,205	207,286
Expenses related to services of outside organizations (contracts of commission, of agency)	327,228	203,797
Taxes and fees included in the expenses for normal activities	15,856	18,259
Other expenses	571,878	495,745
TOTAL	**15,498,679**	**16,642,713**

Expenses for contingent liabilities reserve

In December 2005, the Company established a contingent liabilities reserve for payment of compensations to employees who were notified of the forthcoming staff reduction as of December 31, 2005. The size of the reserve was 21,612. During the year 2006, the Compoany recognized its liabilities previously recognized as contingent liabilities, amounting to 18,242, to employees dismissed in 2006. The unused amount of the contingent liabilities reserve of 3,370 was recorded as other income.

As of December 31, 2006, the Company did not allocate any contingent liabilities reserve.

Expenses related to services of communication operators

In 2006, the procedure of the Company's interaction with local, zonal, long-distance, and international telephone communication network operators, and with data transmission network operators was changed (see explanation in 7.1).

(in thousand roubles, unless otherwise specified)

From July 1, 2006 the Company has to bear the expenses of connection and traffic passage services provided by communication operators whose networks are connected to the Company's network. The procedure of interaction and settlements betwwen the Company and connected operators is defined by the Federal Law on Communications, and by Resolution No. 161 of March 28, 2005 and No. 627 of 19.10.2005 of the Russian Federation Government. Actually, since the contracts with the connected operators were renegotiated during the year 2006, the costs of connection and traffic passage services are recorded in the Company's reporting starting from the dates of renegotiation of such contracts and switching over to the new system of settlements.

The above services were paid for in accordance with the prices provided by the terms of contracts between the parties.

The Company's expenses of payment for traffic passage services amounted to 767,954 in 2006 (0 in 2005).

In 2005, the Company provided long-distance and international communication services and effected payments to connected operators for their involvement in the process of providing intrazone, long-distance, and international communication services to these operators' users. Accounts were settled with connected operators in percentages of the total incomes gained by the Company from providing intrazone, long-distance, and international communication services to the connected operators' users.

In 2006, the Company did not provide long-distance and international communication services. Depending on the connection level (local or zonal), accounts are settled with connected operators for local or zonal call initiation or completion at the per minute price set by such connected operator.

The Copmpany's expenses of payment for connection services provided in favor of N.W.Telecom were 50,733 in 2006 (0 in 2005).

Expenses related to services of OJSC Rostelecom

Before January 1, 2006, the Company provided long-distance and international communication services to users, and bore expenses to pay for OJSC Rostelecom sevices of long-distance and international traffic passage via the OJSC Rostelecom to another region of Russia or to another country. Furthermore, the price of OJSC Rostelecom included a component for termination of outgoing traffic initiated from the Company's network to other operators' networks, which price was then paid by Reostelecom to such operators. In 2005, the Company's expenses to pay for such services of Rostelecom amounted to 2,864,008.

Since 2006, the Company has not been providing long-distance or international communication services to users, and as a result, the structure of the Company's costs does not include payments to OJSC Rostelecom for passage of long-distance or international traffic initiated from the Company's network via Rostelecom's network.

In 2006, the Company paid Rostelecom for services of completion of calls to other communication operators' networks, if such calls were initiated from a mobile radiotelephony communication network owned by the Company.

The Company's expenses to pay for connection services provided to OJSC Rostelecom amounted to 56,213 in 2006.

(in thousand roubles, unless otherwise specified)

Costs of providing universal communication services

The Company's costs of providing universal communication services amounted to 5,537 in 2006; as a result, the losses from providing universal communication services using payphones were calculated to be 5,526.

The loss value was assessed in accordance with the Rules of Refunding Losses Caused by Providing Universal Communication Services to Universal Service Operators (approved by Resolution No. 246 of the Russian Federation Government dated April 21, 2005), and confirmed by an independent auditor.

7.3.Other income and expenses

Other income

	2006	2005
Income from restoration of doubtful debt reserve	208,213	368,525
Income from sale and other retirement of fixed assets	188,276	85,454
Profit of past years, revealed in the year under report	42,366	36,350
Exchange rate differences	60,227	28,869
Amount differences	22,567	24,355
Fines, penalties or forfeits for breaking contractual terms	39,844	37,600
Income from sale and other retirement of other assets	38,567	727,692
Receipts for indemnification for losses inflicted	4,717	2,325
Writing-off of deferred income	4,283	3,562
Income arising as consequence of emergency circumstances	3,672	1,257
Income from writing off accounts payable	2,069	54,049
Income from restoration of securities depreciation reserve	-	4,127
Value of property revealed after stock-taking	508	135
Other income	53,249	369,460
including:		
Restoration of contingent liabilities reserve	25,796	-
Writing-off of deferred tax liabilities in respect of withdrawn items	11,782	13,135
Receipts from accounts payable earlier written off	5,965	334,001
Receipts from the budget as payment for services rendered to persons enjoying benefits	-	13,741
Other income	9,706	8,583
TOTAL	**668,558**	**1,743,760**

(in thousand roubles, unless otherwise specified)

Other expenses

	2006	2005
Expenses for taxes and fees	494,177	421,894
Expenses related to sale and other kinds of fixed assets retirement	193,099	61,124
Membership fees to associations and non-profit partnerships	132,419	149,427
Expenses related to charity activities, cultural events and other similar events	128,959	66,356
Exchange rate differences	83,428	14,109
Losses of past years, revealed in the year under report	64,483	88,823
Expenses for paying for services of credit organizations	62,212	102,281
Payment to personnel not included in the expenses for normal activities	46,269	66,091
Expenses related to sale and other kinds of assets retirement	43,466	742,733
Expenses for mobilization training and civil defense	38,611	41,161
Deductions to reserves against depreciation of financial investments	22,194	-
Amount differences	15,894	9,845
Writing off the accounts receivable	6,863	7,597
Fines, penalties and forfeits for breaking contractual terms, indemnification for losses inflicted	4,892	4,968
Fines and penalties on taxes and duties	2,378	2,576
Expenses arising as consequences of emergency circumstances	1,726	4,578
Value of property, the shortage of which was revealed in stock-taking	3	989
Expenses related to participation in authorized capitals of other organizations;	297	125
Other expenses	171,824	316,648
including:		
Expenses for social needs	39,459	36,015
Deductions to the trade union	22,123	18,199
Expenses related to the servicing by Central Bank	15,238	12,549
Agency fees	12,665	16,918
Investment package assessment costs	7,806	1,408
State duty	4,493	-
Writing-off of deferred tax assets in respect of withdrawn items	4,303	111,793
Expenses from sale and purchase of currency	1,989	2,838
Contingent liabilities reserve	-	34,479
other	63,748	82,449
TOTAL	**1,513,194**	**2,101,325**

(in thousand roubles, unless otherwise specified)

7.4.Profit Tax Expenses

In 2006 the Company determined the following constituents of the profit tax:

Indices	Amount	Rate	Amount	Constituent of the profit tax
1	2	3	4	5
Accounting profit	**3,507,821**	24%	**841,877**	**Contingent expenses (income) for the profit tax**
			17,720	Profit tax according to the field tax inspection report of Komi
Including:	3,527,918	24%	846,700	Contingent expenses for 2006
	-8,145	24%	-1,955	Adjustment of contingent income related to profit and loss of previous years for 2005
	-6,810	24%	-1,634	Adjustment of contingent income related to profit and loss of previous years for 2004
	-5,141	24%	-1,234	Adjustment of contingent income related to profit and loss of previous years for 2003
Taxable temporary differences including:	**1,158,308**	24%	**277,994**	**Deferred tax liabilities** including:
- differences arisen	1,158,308	24%	277,994	- deferred tax liabilities created
Including:	1,128,435	24%	270,825	for 2006
	12,260	24%	2,942	In respect of profit and loss of previous years related to 2005
	10,458	24%	2,510	In respect of profit and loss of previous years related to 2004
	7,155	24%	1,717	In respect of profit and loss of previous years related to 2003
- differences repaid	-		-	- deferred tax liabilities repaid
- differences for withdrawn items written off	**49,090**	24%	**11,782**	- deferred tax liabilities for withdrawn items written off
Deductible temporary differences including:	**-81,073**	24%	**-19,458**	**Deferred tax assets** including:
- differences arisen	1,434,521	24%	344,285	- deferred tax assets formed
Including:	1,434,340	24%	344,242	for 2006
	177	24%	42	In respect of profit and loss of previous years related to 2005
	4	24%	1	In respect of profit and loss of previous years related to 2004
- differences repaid	1,515,594	24%	363,743	- deferred tax assets repaid
Including:	1,513,298	24%	363,192	for 2006
	2,296	24%	551	In respect of profit and loss of previous years related to 2004

(in thousand roubles, unless otherwise specified)

1	2	3	4	5
Constant taxable differences	**1,032,551**	24%	**247,812**	**Constant tax liability**
Including:	1,069,098	24%	256,584	for 2006
	-32,694	24%	-7,847	In respect of profit and loss of previous years related to 2005
	-18,580	24%	- 4,459	In respect of profit and loss of previous years related to 2004
	14,727	24%	3,534	In respect of profit and loss of previous years related to 2003
Constant deductible differences	**107,653**	24%	**25,837**	**Constant tax assets**
Including:	107,600	24%	25,824	for 2006
	53	24%	13	In respect of profit and loss of previous years related to 2005
Constant deductible differences	**3,265**	4%	**131**	**Constant tax assets**
Taxation base (total) Including:	**3,193,881**		**784,121**	**Current tax (total)**
Taxation base as per tax return for 2006	**3,279,302**	24%	**787,032**	**Current tax**
Taxation base as per tax return for 2006	**3,265**	20%	**653**	**Current tax**
Taxation base as per tax return for 2005	**-52,975**	24%	**-12,714**	**Current tax**
Taxation base as per adjusted tax return for 2004	**-38,141**	24%	**-9,153**	**Current tax**
Taxation base as per adjusted tax return for 2003	**2,430**	24%	**583**	**Current tax**
Profit tax according to the field tax inspection report of Komi			**17,720**	**Current tax**

The Company's profit tax expenses for the year 2006 amounted to:

Total	**(1,081,573)**
including	
- profit tax conventional expenditure	(859,598)
- constant tax liabilities	(247,812)
- constant tax assets	25,837

(in thousand roubles, unless otherwise specified)

In the Profit and Loss Report, the Company's profit tax expenses for the year 2006 are shown as the aggregate of the following amounts:

Total	**(1,081,573)**
including	
- current tax	(784,121)
- deferred tax liabilities	(277,994)
- deferred tax assets	(19,458)

Constant taxable differences that have led to an adjustment of the conventional profit tax, total	**1,032,551**
Payments to personnel not recognized in tax accounting	284,545
Income in the form of gratuitous use of property	85,535
Differences arising as a result of different fixed assets accounting	61,809
Reserves against depreciation of investment in securities	22,239
Deductions to the trade union 0.3%	22,117
Other taxes and fees not established by federal legislation or by legislation of RF entities	35,338
Expenses related to the Nonprofit Partnership	130,000
Charitable contributions and membership fees	73,078
Expenses for entertainment events	55,637
Expenses for activities transferred to the payment of the single tax on imputed earnings	17,909
Housing-related losses	19,311
Amount differences related to revaluation of indebtedness expressed in conventional units	14,647
Other constant differences	210,386

Constant deductible differences that have led to an adjustment of the conventional profit tax, total	**107,653**
Income from activities transferred to the payment of the single tax on imputed earnings	18,103
Amount differences	16,793
Constant difference in respect of fixed assets writing off	11,782
Income excluded from taxation base for the profit tax (amount of received dividend)	8,278
Other constant deductible differences	52,698

Temporary taxable differences that have led to an adjustment of the conventional profit tax, total	**1,158,309**
Depreciation of fixed assets	92,540
Expenses for capital investment, 10% of the fixed assets value	379,562
Expenses for software and databases, except for software maintenance and lease	685,201
Other temporary taxable differences	1,006

Temporary deductible differences that have led to an adjustment of	**(81,073)**

the conventional profit tax, total:	
Payment to personnel from reserves	(28,795)
Other temporary deductible differences	(52,278)

(in thousand roubles, unless otherwise specified)

7.5.Net Profit of the Period under Report

The "Net Profit (Loss) of the Period under Report" index has been determined according to the accounting data proceeding from the fact that the profit tax expenditure to be deducted from the sum total of the profit before taxes was formed as the aggregate of the amounts shown in items "Deferred Tax Assets", "Deferred Tax Liabilities" and "Current Profit Tax".

7.6.Profit per Share

The base profit per share shows a part of the profit of the year under report, due to the shareholders holding common shares. It has been calculated as the ratio of the base profit for the year under report to the average weighted number of common shares in circulation during the year under report.

The base profit for the year under report is equal to the net profit (line 190 of the Profit and Loss Report) less the dividend on preferred shares for the year 2006 to the amount proposed by the Board of Directors, however, not approved as of the date of signing the accounts and reports for the year 2006.

When the average weighted number of common shares in circulation during the year under report was calculated, the Company's shares acquired from shareholders were deducted.

	2006	2005
Base profit for the year under report	2,211,431	1,680,894
Average weighted number of common shares in circulation during the year under report, thousand shares	881,045	881,045
Base profit per share, in roubles	2.51	1.91

In 2006 the Company did not issue any extra common shares. Besides, the Company had no securities, the conditions of the issue of which would provide for their conversion to an extra number of common shares; neither was there any event related to an increase in the number of common shares. Therefore, the Company does not prepare any analyses of watered profit per share.

(in thousand roubles, unless otherwise specified)

8. Affiliated Parties

In the Explanatory Note the Company discloses the most essential information on affiliated parties. The complete list of affiliated parties of the Company is given in Appendix No. 1 to this Explanatory Note.

Parent Company

The Company is controlled by the joint-stock company OJSC Svyazinvest, which holds 50.76% of the Company's common (voting) shares. Other 42.24% of common (voting) shares are floated as follows:

- Individual shareholders – 4.75%
- Legal entity shareholders – 44.49%

Income from sales of products and services to affiliated parties

In the year under report the Company provided services and sold its products to the following affiliated parties:

Affiliated party	Nature of relations	Type of sales	Method for determining operations price	2006	2005
OJSC Rostelecom	Subsidiary of OJSC Svyazinvest	Communication services, income from incoming international traffic to the operator's netowrk	Normal commercial terms	3,275,634	827,943
CJSC Peterburg Transit Telecom	The company is a member of the group of Companies of OJSC Telecominvest	Communication services	Normal commercial terms	387,501	158,605
CJSC WEB Plus	The company is a member of the group of Companies of OJSC Telecominvest	Communication services, rent of non-residential premises	Normal commercial terms	73,111	45,469
OJSC Megafon	The company is a member of the group of Companies of OJSC Telecominvest	Communication services, rent of non-residential premises	Normal commercial terms	206,483	168,310
CJSC Inter-regional Transit Telecom	The company is a member of the group of Companies of OJSC Telecominvest	Communication services	Normal commercial terms	51,075	16,211
Other				43,997	75,980
TOTAL				**4,037,801**	**1,292,518**

(in thousand roubles, unless otherwise specified)

Expenses for Purchases from Affiliated Parties

In the year under report the Company was provided services by the following affiliated parties:

Affiliated party	Nature of relations	Types of purchases	Method for determining operations price	2006	2005
LLC Parma-Inform	Controlled by the Company	Communication services	Normal commercial terms	42,049	34,181
Insurance CJSC Medexpress	Controlled by the Company	Insurance services	Normal commercial terms	34,222	75,657
OJSC Rostelecom	Subsidiary of OJSC Svyazinvest	Communication services	Normal commercial terms	133,761	2,864,014
OJSC Leasing-Telecom	The company is a member of the group of Companies of OJSC Telecominvest	Lease services	Normal commercial terms	33,813	22,021
CJSC Peterburg Transit Telecom	The company is a member of the group of Companies of OJSC Telecominvest	Communication services	Normal commercial terms	406,584	197,867
CJSC Peterservice	The company is a member of the group of Companies of OJSC Telecominvest	Communication services	Normal commercial terms	31,835	47,663
OJSC Megafon	The company is a member of the group of Companies of OJSC Telecominvest	Communication services	Normal commercial terms	125,651	18,633
CJSC Inter-regional Transit Telecom	The company is a member of the group of Companies of OJSC Telecominvest	Communication services	Normal commercial terms	36,291	701
Other				111,977	175,504
TOTAL				**956,183**	**3,436,241**

(in thousand roubles, unless otherwise specified)

Status of Settlements with Affiliated Parties

As of 31st December 2006, the debt of affiliated parties to the Company and of the Company to affiliated parties was:

Name	Nature of relations	Kind of indebtedness	2006	2005
Accounts receivable				
OJSC Rostelecom	Subsidiary of OJSC Svyazinvest	Communication services	287,067	691
OJSC Megafon	The company is a member of the group of Companies of OJSC Telecominvest	Communication services, rent of non-residential premises	27,016	13,518
Non-Profit Partnership Centre for Research of Telecommunications Development Problems	The Company is a part of the group of interrelated organizations, OJSC Svyazinvest	Information services, consulting services, software implementation services, membership fees	106,367	104,573
Other			36,014	181,022
TOTAL	-	-	**456,464**	**299,804**
Accounts Payable				
OJSC Rostelecom	Subsidiary of OJSC Svyazinvest	Channel lease services, international traffic services and other communication services	421,043	146,315
OJSC Leasing-Telecom	The company is a member of the group of Companies of OJSC Telecominvest	Leasing out equipment	31,250	2
OJSC Megafon	The company is a member of the group of Companies of OJSC Telecominvest	Communication services, rent of non-residential premises	26,998	1,874
OJSC Information Technologies of Communication	The Company is a part of the group of interrelated organizations, OJSC Svyazinvest	Software implementation services	101,825	-
Other			39,426	45,421
TOTAL	-	-	**620,542**	**193,612**

Loans Granted to the Company by Affiliated Parties:

	2006	2005
Debt as of 1st January of the year under report	19,902	-
Loans received	2,305,193	462,801
Repaid in the year under report	(2,325,095)	(442,899)
Debt as of 31st December of the year under report	-	19,902

Loans have been received from OJSC JSCB Svyaz-Bank for replenishment of circulating assets. (overdrafts: 7.5% up to 14 days, 7.7% up to 30 days). The interest on loans in 2006 was 1,744 (218 in 2005)

(in thousand roubles, unless otherwise specified)

Loans Issued by the Company to Affiliated Parties

	2006	2005
Debt as of 1st January of the year under report	-	10,000
Loans received	9,252	-
Repaid in the year under report	(9,252)	(10,000)
Debt as of 31st December of the year under report	-	-

Interest-bearing loan to the amount of 9,252 has been granted to Artelecom Service LLC (at the rate of 9.5%). The total income from the interest charged by the company on the granted loan amounted to 234 in 2006. The loan was fully repaid in 2006.

Other Transactions with Affiliated Parties

In 2006, the Company entered into a transaction of purchase of the right of recourse from CJSC SPiK. As of 31.12.2006, the value of the recourse for the loan repayment was 5,263 (disclosed in 6.3).

Remuneration to Directors

In 2006 the Company paid to the Members of the Board of Directors and to the Members of the Company's management Board remuneration worth of the aggregate amount of 41,231 (in 2005 – 41,094). The list of the Members of the Board of Directors and of the Company's Management Board is given in the "General" section of this Explanatory Note. The expenses for remuneration of the members of the Board of Directors and to the Members of the Company's Management Board are recorded within expenses for normal operation as other expenses of the Company.

Non-Profit Partnership Centre for Research of Telecommunications Development Problems

The main goals of the Partnership's activities are research into telecommunications development issues, and promotion of development and improvement of new technologies in information/telecommunications, improvement of the system of statutory/legal regulation in the domain of information technologies and communications, enhancement of the industry's attractiveness, development of the competitive environment on the communication services market, development of the information society, integration of Russia's telecommunication complex into the European and worldwide telecommunication complexes, higher quality of telecommunication services, and higher quality of servicing of users and other parties buying communication services.

(in thousand roubles, unless specified otherwise)

9. State Aid

In 2006 the Company received no state aid.

10. Segment Reporting

The management considers that the Company operates in one geographic segment. The volume of services provided in 2006 for industry segments other than provision of fixed (wire) communication is 3.79% of the total volume of proceeds (in 2005 – 3.33%). In this connection no information is provided by types of geographic or industry segments (fixed (wire) communication, mobile communication).

11. Non-Governmental Retirement Insurance

In compliance with the Additional agreement No.4 to the Contract with the Non-governmental Pension Fund "Telecom-Soyuz" dated 08.10.2007, No.2707/2004 in the version of 23.12.2005, the cumulative fee for the year 2006 was established in the amount of 165,785.

The total fees paid by the Company for non-governmental retirement insurance in 2006 were 85,386 (258,525 in 2005).

For 2007, the cumulative fee is established in the amount of 153,108.

12. Terminated Operation

In 2006 the Company did not terminate any areas of operation.

13. Contingent Liabilities

Operating Environment of the Company

Along with the improving situation in the economy, in particular with the growth of the gross domestic product and decreasing inflation, economic reforms and development of a legal, tax, and administrative system that would meet the market economy requirements, are going on in Russia. The stability of the Russian economy will gretaly depend on the progress of reform in the said sectors, and on the efficiency of the government's activity in economy and financial and monetary/crediting policy.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. The developments that have taken place in the Russian Federation show that tax authorities may take a tougher stand in interpreting the tax legislation and tax settlements. The interpretation of this law by the Company management as applied to Company's operations and activities can be disputed by respective federal authorities. As a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed.

(in thousand roubles, unless specified otherwise)

Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain conditions, earlier periods too may be reviewed.

As of December 31, 2006, management believes that its interpretation of the relevant legislation is appropriate on the whole and that it is most likely that the Company's tax, currency and customs positions will be sustained. On the other hand, based on the results of recently performed tax audits of other companies of the OJSC Svyazinvest group, the Company's Management assumes the risk of material tax claims by tax authorities to the Company in respect of matters allowing for ambiguous interpretation of the tax legislation, in particular where related to assessment of proceeds from inter-network interaction contracts. It does not seem possible to determine the amounts of claims for possible risks that, however, have not been presented, or to evaluate the probability of an adverse outcome.

The reporting as of December 31, 2006 does not contain any grounds for updates that might be necessary due to such uncertainties and the stand taken by the Company.

Provision of Universal communication services

In accordance with Order No. 113 "On the Approval of the Rules for Communication Facilities Commissioning" dated September 9, 2002, commissioning of a communication facility shall include:

- acceptance of the facility by Acceptance Boards, with an Acceptance Report issued,
- issue of a permit for operation of the communication facility by a governmental communication supervision authority.

Some of the payphones in the Archangel Subsidiary were not commissioned in 2006 because no permit for operation was obtained from Rossvyaznadzor. These facilities will be commissioned as soon as the permit is obtained.

Guarantees issued

The Company became guarantor for third persons to the total amount of 268,315 (695,148 in 2005), plus liabilities undertaken under a conversion transaction (hedging) to the amount of 390,359 (0 in 2005). As a security of liabilities and payments, the Company deposited property worth of 1,656,404 (2,682,189 in 2005). The Company's Directorate does not expect that any essential liabilities will arise in connection with the said guarantees.

Legal controversies

The Company is a plaintiff in several arbitration cases, including those involving tax authorities. However, in the opinion of the Company's Directorate, the results of these trials will not have any material impact on the Company's financial standing. The only exception is the trial going on at the Arbitration Court of Moscow and initiated by N.W.Telecom's claim to invalidate the resolution of 08.12.2006 declaring a taxpayer (duty payer, tax agent) tax answerable for a tax offence. This resolution was passed by the Interregional Inspectorate of the Federal Tax Service of Russia for largest taxpayers based on the results of a field tax audit to review correctness of tax calculation and payment by N.W.Telecom in 2003-2004. N.W.Telecom was after-charged 437,222 as taxes, 77,345 as interest for default, and 70,165 as penalty. The total of the taxes, interests for default, and penalties charged as a result of the audit was 584,732. In addition, the tax agency reduced the over-taxation amount by 7,832.

(in thousand roubles, unless specified otherwise)

The tax principals were after-charged by the tax authority due to the incorrect, in the auditors' opinion, structure of the doubtful debt reserve (as regards compensation for benefits in communication service prices granted to certain user categories), since the tax authority ruled that there were no proofs justifying qualification of the debt as doubtful and hopeless. The total of the taxes charged by the tax authority on such grounds was 203,121. In addition, N.W.Telecom was after-taxed in respect of the settlements between N.W.Telecom and Rostelecom at the integral settlement rate in the period from 01.01.2003 till 01.08.2003, and unavailable settlements for international traffic termination (free services). The total of the taxes charged by the tax authority on such grounds was 141,501.

The Company believes that the tax authority had no legal grounds for such after-taxation and default interest and penalty charging, and that the Arbitration Court of Moscow, upon review of the claims presented by N.W.Telecom, will give a judgment confirming the validity of the actions of N.W.Telecom.

Claimant: Syktyvkar Inspectorate of the Ministry of Taxes and Fees of the Russian Federation, Defendant: OJSC N.W.Telecom.
Subject of the controversy: Charging tax arrears, interests for default, and penalties, claim value: 19,887.
The Inspectorate of the Ministry of Taxes and Fees applied to the Arbitration Court of the Republic of Komi with a claim to charge, on the basis of the Inspectorate's Resolution, 12,137 as profit tax for 2000, and additional payments, interests for default, and penalties in the amount of 7,750. The subject of the application is requalification of the transaction and charging penalties.
Estimation of the proceedings' outcome and of the amount of the appropriate (conditional) loss/profit:
The Company believes that the only disputable point is reduction of the penalty, with no guilt of a tax offence committed.

Claimant: OJSC N.W.Telecom, Defendant: Syktyvkar Inspectorate of the Ministry of Taxes and Fees of the Russian Federation
Subject of the controversy: Appeal against the Resolution of Syktyvkar Inspectorate of the RF Ministry of Taxes and Fees, claim value: 19,307.
N.W.Telecom applied to the Arbitration Court of the Republic of Komi with a claim to declare invalid the Inspectorate's Resolution in respect of charging 13,067 as profit tax, and interests for default and penalties in the amount of 6,240.
The subject of the claim is disagreement to the after-charging of profit tax on the costs of purchase of real estate, agent agreement costs, product sale prime cost correction method applied by the tax authorities and differing from the method used by the Company, failure to include previous years' losses in the costs, and to the after-charging of the non-offset value added tax on the agent's fee for the agent's services reelated to repayment of accounts receivable and payable.

(in thousand roubles, unless specified otherwise)

The judgment was given on 26.05.2006. The amount was reduced to 4,810. By the resolution of the Second Arbitration Court of Appeal, the judgment of the court of first instance was left unchanged. The cassation instance returned the case to the court of first instance as regards (the amount of 5,836).

Licenses

The Resolution of the Government of the Russian Federation dated 18th February 2008, No.87, "On Approving the List of Names of Communication Services, Entered in Licenses, and the Lists of License Conditions" (in the version of Resolution of the RF Government dated 29th December 2005, No.837) established the list of names of communication services to be entered in licenses, and the appropriate lists of licensing terms.

The licensing terms set in earlier issued licenses shall be applied in the part that does not contradict the regulatory legal acts in effect.

Understanding that the new requirements for connection of telecomunication networks and building of a public access telephone communication network, traffic passage, services of local, intrazone, long-distance, and international telephone communication, and mobile communication services will materially affect fulfillment of some of licensing terms contained in the licenses issued before January 1, 2006, the Company applied to Rossvyaznadzor in 2006 for registration of new licenses and amendments to/revision of the existing licenses, including the licensing terms.

Thus, the following new licenses were obtained in 2006:

Name of document	Document No.	Date of registration	Period
1. License for mobile radio telephone communication services (Arkhangelsk Oblast)	39780	01.02.2006	01.02.2011
2. License for mobile radio communication services in public communication networks (Pskov, Pskov District of Pskov Oblast)	39914	11.04.2006	11.04.2011
3. License for mobile radio communication services in public communication networks (Luga, Kingisepp, Sosnovy Bor of Leningrad Oblast)	41543	29.06.2006	29.06.2011
4. License for provision of communication services for wired broadcasting (Komi Republic and Leningrad Oblast)	42055	19.06.2006	19.06.2011
5. License for local telephone communication using payphones	41887	19.06.2006	19.06.2011

Besides, amendments and additions have been made to licensing terms of the following licenses:

- No. 23227 Local and intra-zone telephone communication services;
- No. 41887 License for local telephone communication using payphones

According to the technical service, it is not intended to amend or revise the licensing terms of previously issued licenses.

(in thousand roubles, unless specified otherwise)

Currently, work is underway to obtain the following new licenses:

License No.	Service	Status	Request No.
-	Provision of communication services for cable broadcasting (general license for all regions)	Under execution	No.01-15/510 of 05.12.2006
-	Provision of local telephone communication services using multi-access capabilities	Under execution	No.01-15/537 of 19.12.2006
No. 46922	rendering communication services related to providing communication channels	Under execution	No.01-15/487 of 28.11.2006
-	Provision of local telephone communication services using payphones within the territory of Nenets Autonomous District	Under execution	No.01-15/551 of 27.12.2006

Effective dates of new provisions to the Federal Law on Communications

Federal Law No. 245-FZ "On Amendments to Articles 59 and 60 to the Federal Law on Communications" of December 29, 2006 came into effect on January 1, 2007.

Federal Law No. 14-FZ "On Amendments to the Federal Law on Communications" of February 9, 2007 will come into effect on August 14, 2007.

The Rules for Connection and Interaction of Communication Networks for Distribution of Television and Radio Broadcasting Programs approved by Resolution No. 760 of the RF Government "On Approval of the Rules for Connection and Interaction of Communication Networks for Distribution of Television and Radio Broadcasting Programs" dated December 13, 2006 will become effective on March 1, 2007.

Order No. 142 of the RF Ministry of Informatization and Communication "On Approval and Implementation of the Russian Numbering Plan and System" dated November 17, 2006.

Order No. 143 of the RF Ministry of Informatization and Communication "On Revision of the Order No. 97 of the RF Ministry of Informatization and Communication 'On Approval of the Requirements for the Traffic Passage Procedure in the Public Access Telephone Communication Network' dated August 8, 2005" of November 17, 2006.

Order No. 152 of the RF Ministry of Informatization and Communication "On Approval of the Rules for Use of User Stations (Mobile Ground User Stations) of Low-Orbit Mobile Satellite Communication Systems with Frequency-Time Channel Division" dated November 23, 2006

Order No. 176 of the RF Ministry of Informatization and Communication "On Approval of the Rules for Use of Payphone Equipment" dated December 21, 2006.

Order No. 1 of the RF Ministry of Informatization and Communication "On Approval of the Rules for Use of Communication Facilities for Transmission of Voice and Video Data via Data Transmission Networks" dated January 10, 2007.

(in thousand roubles, unless specified otherwise)

Settlements with connected operators

The changes in the industrial legislation in 2006 have had a material impact on the Company's financial standing and financial results. These innovations have significantly changed the Company's relations with the connected operators and telecommunication operators, OJSC Rostelecom included. During the year 2006, the Company completed a contracting campaign to renegotiate the then existing contracts with the connected operators and telecommunication operators, in order to adapt them to the changed requirements of the industrial legislation.

Since many of the new rules for provision of communication services were made effective from January 1, 2006, there is actually no enforcement practice currently existing as to the new provisions of the industrial legislation, and therefore there may be differences in the interpretation of the legal provisions by the regulator and by the Company. In the Management's opinion, as of December 31, 2006, the Company interpreted the appropriate provisions of the industrial regulations generally correctly, and the currently existing uncertainty in the interpretation of the new regulations will not result in a material impact on the Company's financial standing and financial results in subsequent reporting periods.

14. Events after the Reporting Date

Dividend

The amount of the year's dividend per share will be approved by the General Meeting of the Shareholders of the Company in 2007. The Company's Managing Board has suggested that the Board of Directors recommend to the General Meeting of Shareholders to approve the 2006 dividend at RUR 0.357 per ordinary share and RUR 0.858 per preferred share (in 2005, RUR 0.265 and RUR 0.652, respectively), which makes 529,294 (in 2005, 396,718). When the year's dividend payable to the shareholders are approved, they wil lbe recorded in the reporting for 2007.

Scheme for interaction with OJSC Rostelecom

In 2007, the relations with OJSC Rostelecom will change as regards the telecommunication networks connection contract. From January 1, 2007 on, the Company does not intend to provide connection to the OJSC Rostelecom telecomunication network at the long-distance/international level. After the said date, OJSC Rostelecom will be connected to the Company's telecommunication network at the zonal level. Thus, the Company expects additional earnings from connection services (both single and monthly payments).

In 2007, within the framework of implementation of the connection contract with OJSC Rostelecom, the Company intends to adopt the "per second" charging method, which will entail a drop in the earnings from traffic passage services by more than 6.3%. The date of adoption of the "per second" charging has been postponed from 01.07.2006 by agreement between the parties, and will be fixed in a supplementary agreement to the contract upon review by the Board of Directors.

(in thousand roubles, unless specified otherwise)

Rate regulation

By Order No. 262-c/3 of the Federal Tariff Service of Russia dated 14.11.2006, the maximum limit charge rates for local and intrazone telephone communication services were set for the Company, and a compensation bonus of RUR 0.38 per minute to the price for local and zonal call initiation services.

The Company is required to have:

- for individual users, three required tariff plans (with the time-based, subscription, and combined payment system) and two optional plans (one of which is to be social),
- for corporate users, one required tariff plan (with the time-based payment system) and three optional plans (with the subscription and combined payment systems).

The optional tariff plans were developed to suit the needs of different user groups.

From February 1, 2007 on, the monthly payment for local telephone communication services will consist of required fees for the services "Provision and permanent use of a subscriber line" and "Provision of a local telephone connection (according to one of the selected payment systems).

The tariff plan with the subscription payment system is mostly oriented at users who speak much and do not restrain themselves in communication by telephone. This tariff plan enables you to speak for an unlimited number of minutes and pay a fixed amount monthly.

The tariff plan with the time-based payment system suggests per minute charging of conversations, starting from the first second, however, telephone connections less than 6 seconds long are not charged.

The tariff plan with the combined payment system includes a monthly basic number of minutes (386) for a fixed fee, and provides for per minute payment for calls in excess of the fixed limit at a reduced per minute rate. Thus, subscribers will pay less for extra minutes.

The optional (social) tariff plan with the combined payment system suggests a fixed monthly fee for a limited number of minutes (100 minutes) at the minimum price. When the fixed limit is exceeded, the cost of a minute of conversation will increase, thus the user will pay more for extra minutes.

The said tariff plans are implemented in municipal entities where it is technically feasible to meter the duration of local telephone connections. Where it is technically feasible to meter the duration of local telephone connections, users are offered the subscription system of payment at the rates set by the Federal Tariff Service of Russia from February 1, 2007.

With regard to the needs of local telephone communication service users, and to the necessity to provide the friendliest conditions for users to switch to the new charging system, N.W.Telecom has reduced the size of the subscription payment system tariff plan ("unlimited" tariff plan) for individual users on the average for the North-West, by more than 20% of the limit value set by the FTS.

Thus, the monthly fee from individual users choosing the "unlimited" tariff plan with the subscription payment system (with an unlimited number of local telephone connections) will make from RUR 295 for the central and St. Petersburg subsidiaries to RUR 330 for the northern subsidiaries.

The main limit rate parameters of local telephone communication tariff plans for corporations are:

(in thousand roubles, unless specified otherwise)

- "Subscriber line permanent use" service: RUR 150 (less VAT) for the central group of subsidiaries (Vologda, Kaliningrad, Leningrad Oblast, Novgorod, and Pskov subsidiaries), and RUR 160 (less VAT) for St. Petersburg subsidiary and the northern group of subsidiaries (Archangel, Karelian, Murmansk, and Komi subsidiaries);
- fixed monthly fee under the "unlimited" tariff plan: RUR 400 for the central subsidiaries, RUR 500 for the northern subsidiaries, and RUR 450 for St. Petersburg subsidiary (the rates are shown less VAT);
- per minute charge for one local telephone connection for the time-based or combined payment system, subject to the tariff plan: 20 to 40 kopecks for the northern subsidiaries, and 18 to 20 kopecks for the central and St. Petersburg subsidiaries.

Where it is not technically feasible to meter the cost of local telephone connections on the time basis, the subscription payment system is set from February 1, 2007 for individuals and corporations, based on the average duration of a conversation as curently applied. The monthly fee from an individual user will be RUR 210 to 240, and from a corporate user, RUR 250 to 300 (less VAT) sibject to the region.

The growth of charge rates for local telephone communication services is 11.9% for individuals, and 5.5% for corporations on the average for N.W.Telecom.

From February 1, FST of Russia approved new "unified" tariffs for intrazone (intra-region)communication services, individuals and corporations, for N.W.Telecom. The unified charge per minute of intrazone connection, irrespective of the distance between the users (within a Republic or oblast – between cities, districts, and towns of one Republic or oblast) will be RUR 2.25 to RUR 2.50 subject to the region (for individuals, the rate is shown with VAT, and for corporations, less VAT).

On the average, the intrazone communication rates have been reduced by 15.5%.

Provision of Universal communication services

As of February 6, 2007 N.W.Telecom had won the tenders for provision of universal communication services in Archangel Oblast and Kalinigrad Oblast (March 2006), in the Republic of Komi, Nenets Autonomous District, and Vologda Oblast (December 2006), The Republic of Karelia, Murmansk Oblast, and Pskov Oblast (January 2007). The Company has applied for tendering for universal communication services in Leningrad Oblast and Novgorod Oblast, and in St. Petersburg (tender date: February 15, 2007).

The total refunded losses from provision of the universal communication service announced for the tender will be RUR 2.5 billion, and the investment size, RUR 5.3 billion.

The data itemized by territory are presented below:

Territory	Date of competition	Starting date for provision of Universal communication services	Number of payphones, pcs	Investments	Indemnification

(in thousand roubles, unless specified otherwise)

Total	—	—	14,799	5,332,969	2,543,328
Arkhangelsk Oblast	24.03.06	24.09.06	2,874	536,413	401,225
Kaliningrad Oblast	24.03.06	24.09.06	572	52,258	52,594
The Republic of Komi	21.12.06	21.06.07	616	460,000	146,033
Vologda Oblast	21.12.06	21.06.07	3,218	1,116,704	501,049
Nenets Autonomous District	21.12.06	21.06.07	43	66,788	62,937
Republic of Karelia	18.01.07	18.07.07	662	568,329	203,996
Murmansk Oblast	18.01.07	18.07.07	166	497,749	118,831
Pskov Oblast	18.01.07	18.07.07	3,105	762,884	294,216
Novgorod Oblast*	15.02.07	15.08.07	1,832	681,084	297,625
Leningrad Oblast*	15.02.07	15.08.07	1,600	573,139	440,941
Saint Petersburg*	15.02.07	15.08.07	111	17,621	23,881

Amendments to the industrial legislation

In July 2007, the amendments to the Federal Law on Communications, No. 126-FZ, enacted by Federal Law No. 14-FZ of February 09, 2007.

The amendments require:

- mandatory assessment of compliance of the communication network system design with the requirements for communications, in the form of an expert evaluation to be performed in the procedure established by the Russian Federation Government,
- registration of the operator's telecommunication network included in the public access communication network, in the procedure established by the Russian Federation Government.

Understanding that no procedure has been developed yet by the Russian Federation Government for expert evaluation of communication network system designs and for registration of telecommunication network, the Company is unable to estimate the consequences of the amendments to the law.

Telecommunication networks built before the effective date of the above amendments shall be registered in compliance with the requirements of the new edition of the Federal Law on Communications within January 1, 2020.

Hedging

As the second stage of currency risk insurance, on March 5, 2007, the Company entered into a transaction of hedging of 40% of the syndicated loan debt, which makes EUR 20 million, suggesting supply of the currency (Euros) at one forward exchange rate according to the following schedule:

	2007	**2008**	**2009**
Hedged amount	310,844	310,844	77,711

In March 2007, the Company completely fulfilled its obligation to buy the currency (Euros) as per the hedging transaction signed.

Capital investments

(in thousand roubles, unless specified otherwise)

In 2007, the Company intends to make capital investments of 6,750,000 to bring its networks to conformity with the regulatory documents' requirements for the structure of telecommunication networks and for traffic capacity.

Purchase of CJSC Peterburg Transit Telecom shares

In accordance with the decision of the Board of Directors (Minutes No. 19-01/30 (06) of 03.11.2006), the Company purchased 61,920 registered ordinary shares of CJSC Peterburg Transit Telecom for 2,571,227 in January 2007. The costs related to the purchase of the holding were 1,004.
The shares were purchased to achive full control of the company. The entry in the register of shareholders confirming the transfer of the title to the said securities was made on January 22, 2007.

Sale of N.W.Telecom shares

According to the Russian Federal Property Fund, on March 15, 2007, the Russian Federal Property Fund Division for St. Peterbsurg and Leningrad Oblast held an auction to sell a State-owned holding of N.W.Telecom shares. Put up for auction were 3.337% of the Authorized Capital of N.W.Telecom, of which: 37,758,895 ordinary shares of N.W.Telecom, and 5,276 preferred shares.

The auction was open by its list of tenderers and by the format of property price quotations. Applications for the auction were received from December 29, 2006 till March 12, 2007. The starting price of the holding was 1,124,117. As a result, LLC Metropol Investment Finance Company won the auction by offering 1,544,117 for the holding of N.W.Telecom shares.

Credits and loans

In 2007 (as of the date of signing of this Explanatory Note), the Company did not enter any credit agreements.

General Manager: ______________ /V.A. Akulich/

Chief Accountant ______________ /M.M. Semchenko/

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